As filed with the Securities and Exchange Commission on April 15, 2014

Registration No. 333-191052

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 5

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SUNEDISON SEMICONDUCTOR PTE. LTD.*

(Exact name of registrant as specified in its charter)

Singapore	3674	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

11 Lorong 3 Toa Payoh

Singapore 319579

(65) 6681-9300

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

C T Corporation System

111 Eighth Avenue

New York, New York 10011

(212) 590-9070

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Dennis M. Myers Kirkland & Ellis LLP 300 North LaSalle Chicago, Illinois 60654 (312) 862-2000	Christopher L. Kaufman Tad J. Freese Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1) (2)	Amount of Registration Fee (3)
Ordinary Shares, no par value	$250,000,000	$34,100

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2) Includes the offering price of any additional ordinary shares that the underwriters have the option to purchase.

(3) This amount was previously paid in connection with the filing of this Registration Statement.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

*	SunEdison Semiconductor Pte. Ltd. is the successor registrant to SunEdison Semiconductor, Inc. as its ultimate parent company. Prior to the effective date of this Registration Statement, SunEdison Semiconductor Pte. Ltd. will convert from a Singapore private limited company into a Singapore public limited company. Upon such conversion, the registrant will be known as SunEdison Semiconductor Limited.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

Subject to Completion

Preliminary Prospectus dated April 15, 2014

                 shares

SunEdison Semiconductor Limited

Ordinary Shares

This is the initial public offering of the ordinary shares of SunEdison Semiconductor Limited. We are selling              of our ordinary shares.

Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price of our ordinary shares is expected to be between $         and $         per share. We have applied to list our ordinary shares on the NASDAQ Global Select Market under the symbol “SEMI.”

Investing in our ordinary shares involves risks that are described in the “Risk Factors” section beginning on page 17 of this prospectus.

We are an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act of 1933, as amended, or the Securities Act, and, as such, are allowed to provide in this prospectus more limited disclosures than an issuer that would not so qualify. In addition, for so long as we remain an emerging growth company, we will qualify for certain limited exceptions from investor protection laws such as the Sarbanes-Oxley Act of 2002. Please read “Risk Factors—Risks Related to this Offering and Ownership of Our Ordinary Shares—We are an ‘emerging growth company’ and may elect to comply with reduced public company reporting requirements, which could make our ordinary shares less attractive to investors.”

	Per Share	Total
Public offering price	$	$
Underwriting discounts(1)	$	$
Proceeds, before expenses, to us	$	$

(1) We refer you to “Underwriting” beginning on page 160 of this prospectus for additional information regarding underwriting compensation.

The underwriters may also exercise their option to purchase up to                  additional shares from us at the initial public offering price, less the underwriting discount, for a period of 30 days after the date of this prospectus.

Samsung Fine Chemicals Co., Ltd. and Samsung Electronics Co., Ltd. have agreed to purchase $100.0 million and $             million (based on an assumed initial public offering price of $             per share), respectively, of our ordinary shares in separate private placements at a price per share equal to the public offering price. Our parent, SunEdison, Inc., will be our majority shareholder following the completion of this offering and the private placements. Samsung Fine Chemicals Co., Ltd. is a joint venture partner of a subsidiary of SunEdison, Inc. in SMP Ltd. Samsung Electronics Co., Ltd. is one of our customers and our joint venture partner in MEMC Korea Company. As consideration for the issuance of the ordinary shares, Samsung Fine Chemicals Co., Ltd. will make an aggregate cash investment in us of $100.0 million and Samsung Electronics Co., Ltd. will transfer to us its 20% interest in MEMC Korea Company. These share purchases will close concurrently with this offering. The sale of such shares will not be registered under the Securities Act. The private placements are subject to certain closing conditions. See “Prospectus Summary–Private Placements and Related Transactions.”

Neither the Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2014.

Deutsche Bank Securities	Goldman, Sachs & Co.	Wells Fargo Securities

The date of this prospectus is                     , 2014.

Ingot Growth

SOI Wafer Processing

EPI Wafer Processing

SunEdison
SEMICONDUCTOR

Granular polysilicon
Chunk polysilicon
Ingots
Polished wafers
EPI wafers
SOI wafers

We have not and the underwriters have not authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We are offering to sell, and seeking offers to buy, our ordinary shares only in jurisdictions where such offers and sales are permitted. The information in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of shares of our ordinary shares. Our business, financial condition, results of operations and prospects may have changed since that date.

The name and mark, SunEdison, Inc., and other trademarks, trade names and service marks of SunEdison, Inc. appearing in this prospectus are the property of SunEdison, Inc. Prior to the completion of this offering, SunEdison Semiconductor Limited and other trademarks, trade names and service marks of SunEdison Semiconductor Limited appearing in this prospectus are the property of SunEdison, Inc., and after the completion of this offering, SunEdison Semiconductor Limited and other trademarks, trade names and service marks of SunEdison Semiconductor Limited appearing in this prospectus will be the property of SunEdison Semiconductor Limited. This prospectus also contains additional trade names, trademarks and service marks belonging to SunEdison, Inc. and to other companies. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

i

PROSPECTUS SUMMARY

The following is a summary of material information discussed in this prospectus. This summary may not contain all the details concerning our business, our ordinary shares or other information that may be important to you. You should carefully review this entire prospectus, including the “Risk Factors” section and our financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. As used in this prospectus, unless the context otherwise indicates, the references to (i) “our business,” “we,” “our” or “us” or similar terms refer to the semiconductor materials business as operated as a business segment of SunEdison, Inc., or SunEdison, for periods prior to the Transactions (as described below in “—Structure and Formation of Our Company”), and to SunEdison Semiconductor Limited, together with, where appropriate, its consolidated subsidiaries, for periods after the completion of the Transactions, and (ii) “SSL” refer to SunEdison Semiconductor Limited exclusive of its subsidiaries. References in this prospectus to “S$” refer to Singapore dollars. Unless otherwise indicated or the context otherwise requires, the financial and operating data included in this prospectus reflect the combined semiconductor materials business of SunEdison that will be owned by SunEdison Semiconductor Limited after the completion of the Transactions and is otherwise as of December 31, 2013.

Our Company

We are a global leader in the development, manufacture and sale of silicon wafers to the semiconductor industry. Wafers are used as the base substrate for nearly all semiconductor devices, which in turn provide the foundation for the entire electronics industry. Our business was established in 1959 and was known during most of our history as MEMC Electronic Materials, Inc., or MEMC. We have developed a broad product portfolio, an extensive global manufacturing footprint, process technology expertise and supply chain flexibility, while increasing our capital efficiency and maintaining a lean operating culture.

Throughout our over 50 years of operations, we have pioneered a number of semiconductor industry firsts, including the development of the dislocation-free Czochralski, or CZ, silicon crystal growth process and the chemical-mechanical planarization, or CMP, process, as well as the initial production and commercialization of 100mm and 200mm semiconductor wafers. More recently, we have been a leader in the development of advanced substrates such as epitaxial, or EPI, wafers and wafers for the silicon-on-insulator, or SOI, market, which enable advanced computing and communications applications.

We primarily sell our products to all of the major semiconductor manufacturers in the world, including integrated device manufacturers and pure-play semiconductor foundries, and to a lesser extent, leading companies that specialize in wafer customization. During 2013, our largest customers were Samsung, Taiwan Semiconductor Manufacturing Company, or TSMC, and STMicroelectronics. We operate facilities in major semiconductor manufacturing regions throughout the world, including Taiwan, Malaysia, South Korea, Italy, Japan and the United States. We have chosen to locate our manufacturing facilities in regions that offer both low operating costs and close proximity to our customers to facilitate collaboration on product development activities and shorten product delivery times.

The market for semiconductor wafers is large and growing. According to Gartner, Inc., or Gartner, the merchant semiconductor silicon wafer market in 2013 was approximately $8 billion worldwide and is expected to grow at a 4.5% compound annual growth rate, or CAGR, from 2013 to 2017, reaching approximately $9.5 billion by 2017. This growth in semiconductor wafer demand has been largely attributable to the proliferation of mobile devices such as smart phones and tablets. These devices require semiconductors that are energy efficient, low cost, high performance and highly integrated into a small footprint. Semiconductors offering those characteristics increasingly require EPI and SOI wafers. We believe that the combination of our process technology expertise in

EPI and SOI wafer manufacturing with our capital efficiency provides us with significant opportunities as the markets for EPI and SOI wafers continue to grow.

The semiconductor wafer industry has undergone significant consolidation over the past 20 years, from more than 20 suppliers in the 1990s to only five major suppliers today, including Shin-Etsu Handotai, SUMCO Corporation, Siltronic AG, LG Siltron and us, which suppliers accounted for approximately 90% of all semiconductor wafer sales in 2012, according to Gartner. This consolidation is due in large part to the significant increase in the capital investment and manufacturing capacity needed to compete effectively. We have expanded our market share by revenue from 8% in 2008 to 10% in 2012, according to Gartner. We believe this improvement is in large part the result of our emphasis on technology and product innovation and customer service, as well as consistently delivering high quality wafers that meet our customers evolving requirements. We believe we are well positioned to continue to expand our market share and capitalize on the increasing demand for more advanced wafer products. We generated net sales of $920.6 million, $934.2 million and $1,198.3 million, net (loss) income attributable to SSL of $(57.7) million, $121.3 million and $(557.9) million and Adjusted EBITDA of $74.6 million, $74.9 million and $170.2 million, in 2013, 2012 and 2011, respectively. See “Summary Historical and Pro Forma Financial Data” for the definition of Adjusted EBITDA, the reason for its inclusion and a reconciliation from net (loss) income attributable to SSL to Adjusted EBITDA.

Industry Overview

Semiconductor devices are at the core of modern electronics. According to Gartner, the total semiconductor market worldwide was $300 billion in 2012. These devices include microprocessors, memory, analog, mixed-signal and radio frequency, or RF, integrated circuits, discrete, application specific integrated circuits, microelectromechanical systems, or MEMS, and image sensors. Recent semiconductor growth has been largely attributable to the proliferation of mobile devices, which has driven the need for low cost, high performance semiconductors that provide efficient power consumption and a reduced footprint. In order to meet these demands, technology innovation in the semiconductor industry has continued at a strong pace over the past decade, resulting in shrinking process geometries, larger wafer sizes, more stringent technical specifications and the introduction of advanced substrates and device structures. In addition to continued growth in the mobile device market, future semiconductor industry growth is expected to be further driven by new and emerging markets and applications, such as in the healthcare and automotive industries, which are increasingly incorporating advanced technologies in their services and products.

Semiconductor wafers are increasingly required to meet specific performance characteristics. For example, semiconductors used in applications such as mobile devices and cloud infrastructure are increasingly requiring EPI wafers, which enable lower power consumption due to their near perfect surface characteristics. According to Gartner, the epitaxial semiconductor silicon wafer market is expected to grow from $3.0 billion in 2013 to $3.8 billion in 2017, representing a 6.1% CAGR. Similarly, demand for SOI wafers is growing as a result of the ability of SOI wafers to improve switching speeds and enhance the performance of RF devices such as power amplifiers, switches and sensors. According to the SOI Industry Consortium, the total available market for SOI wafers is expected to double over the next five years, driven by the increased penetration in mobile system-on-chips and RF devices. As a semiconductor wafer manufacturer focused on advanced EPI and SOI product solutions, we believe we are well positioned to capitalize on the growth opportunities resulting from industry consolidation and the increasing demand for EPI and SOI wafers.

Our Strengths

Our strengths as a manufacturer of semiconductor wafers include the following:

History of product innovation and process technology expertise.    We have a more than 50 year history, under the MEMC brand, of product innovation, including achieving several major advancements in the semiconductor wafer industry, such as the development of the dislocation-free CZ silicon crystal growth process and the CMP process, as well as the initial production and commercialization of 100mm and 200mm semiconductor wafers. We have developed advanced substrates such as EPI wafers and, more recently, SOI wafers to maintain our history of product innovation. We have also developed significant technology expertise in wafer manufacturing processes, including diamond wire cutting, integrated software-enabled tooling and flexible equipment processes supporting the manufacture of semiconductor wafers with various diameters.

Broad product portfolio.    We have developed a broad product portfolio. Our products include polished, EPI, SOI, perfect silicon and magic denuded zone, or MDZ, wafers ranging in diameter from 100mm to 300mm. Our process capabilities provide us with the ability to customize our products to address the specific performance characteristics required by our customers. For example, as one of only three primary SOI wafer suppliers, we are capable of satisfying all of our customers’ wafer requirements in microprocessors, memory, analog, mixed-signal and RF integrated circuits, discrete, application specific integrated circuits, MEMS and image sensors.

Extensive global footprint with close customer collaboration.    We have an established global manufacturing network consisting of eight facilities located in Taiwan, Malaysia, South Korea, Italy, Japan and the United States. We have located our facilities in areas that offer a combination of low operating costs and highly educated work forces in close proximity to our customers. This “local” presence enables us to collaborate with our customers on product design and development activities and shorten product delivery and response times. Our diverse global footprint also enables us to mitigate risk in the event of natural disasters or other occurrences that can disrupt manufacturing. We estimate that the cost to replicate our current global manufacturing footprint is approximately 3.5 times the net book value of our fixed assets as of December 31, 2013.

Established relationships with blue chip customers.    We work with all of the major semiconductor device manufacturers in the world, including integrated device manufacturers and pure-play semiconductor foundries. Our continued focus on developing strong customer relationships has resulted in several awards from our key customers. For example, we were the only company in 2012 to receive supplier excellence awards from each of Samsung, TSMC and Analog Devices based on our performance, quality, service and support. We also received a supplier excellence award from TSMC in 2013. We collaborate with our customers on their research and development, or R&D, activities, allowing us to develop wafer products that meet their product design expectations rapidly and efficiently.

Company-wide focus on capital efficiency and maintaining a lean operating culture.    We have implemented several initiatives since 2009 designed to rationalize our use of resources, optimize those resources for the most attractive market opportunities and manage our production capacity to meet demand efficiently. Our engineers’ understanding of both the science and operation of the tools within our factories enables us to streamline equipment controls, software interfaces and operational parameters to improve the productivity of our equipment. We have also designed our manufacturing processes to be flexible and scalable with low to moderate additional capital investment necessary to pursue new opportunities or increase capacity. We continue to focus on improving our equipment productivity through our Overall Equipment Effectiveness program, which has improved our safety, customer satisfaction and on-time delivery and reduced facility disruptions. As evidence of these improvements, from 2010 to 2013 our recordable incidences decreased by approximately 50%, our customer complaints decreased by approximately 70%, our customer on-time delivery improved by 13 percentage points and our facility disruptions were reduced by over 90%.

Experienced management team with extensive expertise.    Our top eight senior managers average 25 years of relevant experience from multiple segments of the semiconductor industry, having joined us from leading technology companies including General Electric, Intel and Motorola. In addition, we have a large and technologically proficient professional staff with approximately 675 engineers, of whom over 123 focus solely on R&D and approximately 44 have Ph.Ds.

Our Business Strategy

Our goal is to continue to be a market leader and increase our market share in the large and growing semiconductor wafer industry. Key elements of our strategy include:

Extending our product and process technology leadership.    We are focused on developing leading edge technologies for the semiconductor wafer market. As our customers’ needs evolve with decreasing transistor sizes, increasing degrees of integration and ongoing pressures for cost reduction, the requirements and specifications for semiconductor wafers are also evolving. We are investing in new product and process technologies to be able to offer products with enhanced features, such as flatness, uniformity, resistivity and reduced defects. For example, we are making substantial investments to further our 200mm and 300mm SOI product offerings for below 20 nanometer process technologies, as well as next generation 300mm EPI wafers with advanced performance characteristics for wireless applications.

Increasing our customer penetration and market share.    We intend to increase our customer penetration and market share by enhancing our global sales, design and technical support organizations and leveraging our broad product portfolio. We are also focused on capitalizing on attractive new opportunities with current and new customers in emerging applications. For example, we are working closely with customers to design product solutions that enable continued transistor scaling and include 3-D transistors and Fully Depleted SOI planer transistors, as well as to address process issues related to the introduction of new materials in wafer fabrication and advanced lithography. In addition, we are developing wafer solutions that enable integration of multiple functions, such as logic, memory and analog, on the same chip.

Continuing to deliver high quality customer service.    We intend to continue our increased focus on delivering high quality customer service and manufacturing flexibility by leveraging our “local” presence that results from our diverse geographic footprint. We are focused on enhancing our established quality assurance programs and dedicated services and support staff in order to continue responding quickly to changing demands and product cycles of our customers.

Maintaining focus on operational improvements.    We intend to continue our focus on maintaining a lean operating environment and capital efficiency. We believe our Overall Equipment Effectiveness program and other operational improvements have enabled us to improve lead times across the supply chain, as well as our performance with respect to safety, customer satisfaction and on-time delivery and reduced facility disruptions. These improvements have freed up capacity, reduced costs and significantly improved equipment reliability. Our lean operating structure positions us to add production capacity as needed at low to moderate incremental capital expense by optimizing equipment utilization.

Capitalizing on the benefits of being an independent entity.    We believe that being a separately traded public company will enable us to be a more focused business with the ability to target our investment and research initiatives solely on semiconductor wafers. We expect our independence will also allow us to align the interests and incentives of our employees exclusively with the success of our business and better position us for further consolidation in the industry.

Preliminary Estimated Unaudited Financial Results for the Three Months Ended March 31, 2014

Our preliminary estimated unaudited financial results for the three months ended March 31, 2014 based on currently available information are set forth below. We have provided ranges, rather than specific amounts, for the financial results for the three months ended March 31, 2014 primarily because our financial closing procedures for this period are not yet complete. Estimates of results are inherently uncertain and subject to change, and we undertake no obligation to publicly update or revise the estimates set forth in this prospectus as a result of new information, future events or otherwise, except as otherwise required by law. These estimates may differ from actual results. Actual results remain subject to the completion of a final review by our management and audit committee. During the course of the preparation of the financial statements and related notes and our final review, additional items that would require material adjustments to the preliminary financial information presented below may be identified. Therefore, you should not place undue reliance upon these preliminary financial results. See ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates,’’ ‘‘Risk Factors—Risks Related to Our Business’’ and ‘‘Cautionary Statement Concerning Forward-Looking Statements.’’

The preliminary estimated unaudited financial results set forth below should not be viewed as a substitute for full financial statements prepared in accordance with GAAP. These estimates were prepared by our management and are based upon a number of assumptions and have not been audited, reviewed or compiled by our independent registered public accounting firm. In addition, these preliminary estimates for the three months ended March 31, 2014 are not necessarily indicative of the results to be achieved in any future period. Our combined financial statements and related notes as of and for the three months ended March 31, 2014 are not expected to be filed with the SEC until after this offering is completed.

For the three months ended March 31, 2014, we expect to report combined net sales in the range of $             million to $             million as compared to $232.4 million for the three months ended March 31, 2013. Net sales decreased for the three months ended March 31, 2014 compared to the same period in the prior year primarily due to lower pricing and a marginal decrease in volumes. Average selling prices decreased approximately         % compared to the same period in the prior year due to a competitive market environment.

We expect to report an operating loss in the range of $             million to $             million for the three months ended March 31, 2014 as compared to an operating loss of $4.8 million for the three months ended March 31, 2013. We expect to report net loss attributable to SSL in the range of $             million to $             million for the three months ended March 31, 2014 as compared to a net loss attributable to SSL of $10.5 million for the three months ended March 31, 2013. Our financial results in the current period were driven primarily by the decrease in net sales discussed above. Our unit costs for the first quarter of 2014 were lower as compared to the prior year period due to lower raw materials costs and operating efficiencies gained through continued equipment productivity. Our operating expenses for the three months ended March 31, 2014 as compared to the prior year period were relatively consistent.

Operating (loss) income was positively impacted for the three months ended March 31, 2014 primarily due to a $             million favorable settlement of a polysilicon supply agreement executed in 2013 with a subsidiary of SunEdison which offset approximately $             million of restructuring expenses related to our plan to consolidate our semiconductor crystal operations that was announced on February 7, 2014.

We expect Adjusted EBITDA to be in a range of $             million to $             million for the three months ended March 31, 2014 as compared to Adjusted EBITDA of $26.6 million for the three months ended March 31, 2013.

The following table presents a reconciliation from our expected net (loss) income attributable to SSL to our expected Adjusted EBITDA for the three months ended March 31, 2014 and 2013. Net (loss) income attributable to SSL is the most directly comparable financial measure presented in accordance with GAAP and has been estimated based on our preliminary operating results. For a discussion of Adjusted EBITDA, including the definition of Adjusted EBITDA and a reconciliation from net (loss) income attributable to SSL to Adjusted EBITDA for the fiscal years ended December 31, 2013, 2012 and 2011, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—How We Assess the Performance of Our Business—Adjusted EBITDA.”

	For the Three Months Ended March 31,
	2014			2013
	(unaudited)			(unaudited)
			(in millions)
Net (loss) income attributable to SSL	$	—	$	$(10.5)
Add:
Interest expense, net		—		(0.4)
Income tax expense		—		9.1
Depreciation and amortization		—		29.3
Restructuring (reversals) charges		—		(4.3)
Gain on receipt of property, plant and equipment		—		—
Long-lived asset impairment charges		—		—
Stock compensation expense		—		3.4

Adjusted EBITDA	$	—	$	$26.6

Private Placements and Related Transactions

Samsung Fine Chemicals Co., Ltd., or Samsung Fine Chemicals, and Samsung Electronics Co., Ltd., or Samsung Electronics, have agreed to purchase $100.0 million and $             million (based on an assumed initial public offering price of $             per share), respectively, of our ordinary shares in separate private placements at a price per share equal to the public offering price. Samsung Fine Chemicals is a joint venture partner of a subsidiary of SunEdison in SMP Ltd., or SMP. Samsung Electronics is one of our customers and our joint venture partner in MEMC Korea Company, or MKC. As consideration for the issuance of the ordinary shares, (i) Samsung Fine Chemicals will make an aggregate cash investment in us of $100 million and (ii) Samsung Electronics will transfer to us its 20% interest in MKC. These share purchases will close concurrently with this offering. The private placements are subject to certain closing conditions, including the receipt of applicable regulatory approvals, as described in “Certain Relationships and Related Party Transactions–Private Placements and Related Transactions.” These share purchases will close concurrently with this offering.

Throughout this prospectus, we collectively refer to Samsung Fine Chemicals and Samsung Electronics as the Samsung Purchasers and to the foregoing transactions as the Samsung Private Placements.

In connection with the Samsung Private Placements, we have also entered into a wafer purchase and sale agreement with Samsung Electronics. See “Certain Relationships and Related Party Transactions—Wafer Purchase and Sale Agreement.”

Following the completion of the Formation Transactions described below in “–Structure and Formation of Our Company,” including the contribution to us by SunEdison of a 35% interest in SMP, and the Samsung Private Placements, SMP will be owned 35% by us, 50% by a subsidiary of SunEdison and 15% by Samsung Fine Chemicals, and MKC will be 100% owned by us. SMP owns a polysilicon manufacturing facility currently under construction in South Korea and MKC owns a manufacturing facility in South Korea that produces 200mm and 300mm semiconductor wafers. The SMP polysilicon facility is expected to be completed in the second half of 2014. We believe these transactions will create financial and strategic value for us by introducing a source of polysilicon that we partially own, and which we expect will provide competitive prices and reduce the risk of supply interruptions. The Samsung Private Placements will also result in us having 100% ownership and control of the silicon wafer manufacturing capabilities at the MKC manufacturing facility, which we believe will give us additional flexibility to respond quickly to changes in the silicon wafer industry.

In addition, pursuant to an agreement we expect to enter into with Samsung Fine Chemicals and SunEdison in connection with the closing of the Samsung Private Placements, we will be obligated to sell additional ordinary shares having an aggregate value (based on the initial public offering price) of up to 3.5 billion South Korean won, or $3.4 million at currency exchange rates as of April 11, 2014, to Samsung Fine Chemicals following the closing of the Samsung Private Placements in the event construction costs associated with the SMP facility exceed a specified amount, subject to a cap. The number of additional ordinary shares that we will be obligated to sell to Samsung Fine Chemicals will depend upon the extent to which the actual construction costs exceed 410 billion South Korean won but are less than 430 billion South Korean won, or approximately $395.9 million to $415.2 million at currency exchange rates as of April 11, 2014. Assuming an initial public offering price of $                 per share, which is the midpoint of the price range listed on the cover page of this prospectus, and currency exchange rates as of                     , 2014, the maximum number of additional ordinary shares that we will be obligated to sell to Samsung Fine Chemicals is                  ordinary shares. The sale of these shares would not be registered under the Securities Act. See “Certain Relationships and Related Party Transactions–Private Placements and Related Transactions.”

Structure and Formation of Our Company

Overview

Prior to the completion of this offering, SSL is a wholly-owned subsidiary of SunEdison. Prior to or simultaneously with the completion of this offering, we and SunEdison will engage in a series of transactions which are designed to transfer the ownership of the semiconductor materials business as currently operated by SunEdison to us, facilitate this offering and enable us to raise necessary capital to pay SunEdison for such asset transfers and repay our existing indebtedness, including intercompany indebtedness and certain trade accounts owed to SunEdison. We collectively refer to the transactions undertaken as part of our initial formation as summarized below throughout this prospectus as the Formation Transactions:

•	SSL was incorporated as a private limited company in the Republic of Singapore on December 20, 2013 under the name SunEdison Semiconductor Pte. Ltd. Prior to the completion of this offering, SunEdison Semiconductor Pte. Ltd. will convert to a Singapore public limited company to be known as SunEdison Semiconductor Limited. SSL is the ultimate parent company of both SunEdison Semiconductor, LLC, which is our only U.S. operating subsidiary, and our non-U.S. subsidiaries.

•	Effective as of December 31, 2013, SunEdison contributed all of the outstanding capital stock of its subsidiaries that own and operate its semiconductor materials business, other than a 40% interest held by a subsidiary of SunEdison in MKC, and all of the assets primarily related to its semiconductor material business and held by SunEdison or its subsidiaries to SSL in exchange for aggregate consideration consisting of million ordinary shares, intercompany notes in an aggregate principal amount of $305.9 million and the assumption by SSL of $324.1 million of liabilities reflected on our balance sheet as of December 31, 2013 (to the extent not subsequently discharged) plus all other liabilities related to the semiconductor materials business.

•	In January 2014, SunEdison caused its subsidiary to contribute to SSL its 40% interest in MKC in exchange for consideration consisting of ordinary shares.

•	On March 20, 2014, SunEdison agreed to acquire a 35% interest in SMP held by Samsung Fine Chemicals for a cash purchase price of 140 billion South Korean won, subject to increase based on construction costs calculated prior to the closing. Prior to the completion of this offering, SunEdison will contribute this 35% interest in SMP to us in exchange for consideration consisting of ordinary shares.

•	We will enter into transition services, intellectual property licensing, tax sharing and other commercial agreements with SunEdison and certain of its subsidiaries. See “Certain Relationships and Related Party Transactions.”

We collectively refer to the transactions undertaken to finance the Formation Transactions and otherwise provide us with future liquidity as summarized below throughout this prospectus as the Financing Transactions:

•	$89.9 million of net proceeds from this offering, together with $192.4 million of net proceeds after deducting issuance costs from borrowings under a new senior secured term loan from financial institutions and $93.3 million of net proceeds after deducting private placement commissions from the cash investment by Samsung Fine Chemicals in connection with the Samsung Private Placements, will be used to repay in full the intercompany notes issued to SunEdison in connection with the asset transfers contemplated as part of the Formation Transactions.

•	We will use approximately $11.1 million of the net proceeds from this offering to repay existing third party indebtedness that we associate with the semiconductor materials business. The third party indebtedness consists of long-term notes bearing a fixed interest rate of 2.2% owed to a bank by our Japanese subsidiary. The notes mature at various times between 2014 and 2017, and the aggregate outstanding principal amount of the notes was $10.4 million as of December 31, 2013.

•	We will retain approximately $59.2 million of net proceeds from this offering as cash on our balance sheet, which will provide us with additional liquidity and flexibility in our capital structure.

•	We will enter into a new senior secured revolving credit facility with financial institutions that will provide for up to $50.0 million of borrowings for working capital purposes.

For ease of reference, we sometimes collectively refer to this offering, the Formation Transactions, the Financing Transactions and the Samsung Private Placements throughout this prospectus as the Transactions.

We are pursuing this offering and the other Transactions at the direction of SunEdison. We believe that SunEdison expects that it will be able to use the net proceeds it receives from this offering and related Transactions to accelerate its solar energy development projects. Additionally, we believe SunEdison is undertaking the Transactions in an effort to maximize the value of its businesses by enabling each business to focus on its respective core competencies, key markets and customers, to optimize its capital structure and to enhance its access to capital and provide investors with better transparency into each underlying business. We believe that being a separately traded public company will enable us to: (1) be a more focused business with the ability to target our investment and research initiatives solely on semiconductor wafers; (2) align the interests and incentives of our employees exclusively with the success of our business; and (3) compete more effectively in light of consolidation in the industry. We are entering into the new senior secured term loan and senior secured revolving credit facility in order to provide us with sources of future liquidity for growing our business, as well as to fund a portion of the cash repayment of the intercompany notes issued to SunEdison in connection with the asset transfers contemplated as part of the Formation Transactions.

Upon completion of the Transactions, including the Samsung Private Placements, purchasers of our ordinary shares in this offering will own ordinary shares representing         % of our outstanding ordinary shares (or         % if the underwriters’ option to purchase additional shares is exercised in full), SunEdison will own ordinary shares representing         % of our outstanding ordinary shares (or         % if the underwriters’ option to purchase additional shares is exercised in full), and the Samsung Purchasers will own ordinary shares representing         % of our outstanding ordinary shares (or         % if the underwriters’ option to purchase additional shares is exercised in full).

This offering is conditioned upon the completion of the Samsung Private Placements and our entry into the new senior secured term loan and senior secured revolving credit facility prior to or concurrently with this offering.

Sources and Uses of Funds

The following table illustrates the estimated sources and uses of the funds necessary to complete the Transactions, assuming they were completed as of December 31, 2013. Actual amounts may vary from estimated amounts.

Sources of Funds		Uses of Funds
(in millions)
New senior secured credit facilities: (1)		Cash payment to SunEdison to repay in full
Revolving credit facility	$—	intercompany notes (4)	$305.9
Term loan	200.0	Repayment of subsidiary bank indebtedness (5)	10.4
Cash investment by Samsung Fine Chemicals (2)	100.0	Cash to balance sheet (6)	59.2
Ordinary shares offered hereby (3)	100.5	Estimated fees and expenses (7)	25.0

Total sources	$400.5	Total uses	$400.5

(1)	In connection with the Financing Transactions, we intend to enter into new senior secured credit facilities that will include a senior secured revolving credit facility for borrowings of up to $50.0 million. We do not expect to have any outstanding borrowings under this senior secured revolving credit facility upon completion of this offering. We currently do not have commitments from any prospective lenders with respect to the new senior secured credit facilities but expect to obtain such commitments prior to the completion of this offering. See “Description of Certain Indebtedness—New Senior Secured Credit Facilities.”

(2)	Represents the cash investment by Samsung Fine Chemicals in connection with the Samsung Private Placements.

(3)	Assumes an initial public offering price of $ per ordinary share, which is the midpoint of the price range listed on the cover page of the prospectus.

(4)	$89.9 million of the net proceeds from this offering, together with $192.4 million of net proceeds after deducting issuance costs from borrowings under our new senior secured term loan and $93.3 million of net proceeds after deducting private placement commissions from the cash investment by Samsung Fine Chemicals in connection with the Samsung Private Placements, will be used to fund the cash payment to SunEdison to repay in full the intercompany notes. The cash repayment of the notes and the million ordinary shares to be issued to SunEdison, together with the assumption by SSL of $324.1 million of liabilities reflected on our balance sheet as of December 31, 2013 (to the extent not subsequently discharged) plus all other liabilities related to the semiconductor materials business, represent the consideration paid to SunEdison in exchange for the assets of its semiconductor materials business contributed to SSL.

(5)	Consists of long-term notes bearing a fixed interest rate of 2.2% owed to the Development Bank of Japan Inc. by our Japanese subsidiary, MEMC Japan Ltd.. The notes mature at various times between 2014 and 2017, and the aggregate outstanding principal amount of the notes was $10.4 million as of December 31, 2013. We expect this amount as of the anticipated closing date of this offering will be approximately $11.1 million due to accrued interest, prepayments and changes in foreign currency exchange rates.

(6)	We may use such net proceeds for working capital and other general corporate purposes. See “Use of Proceeds.” The actual amount of cash that will be retained by us will vary from what is set forth in the table above based on changes in the actual amount of the intercompany notes as of the closing date of this offering.

(7)	The estimated fees and expenses include underwriting discounts and commissions, the unamortized original issuance discount on our new senior secured term loan and our estimated legal, accounting and other expenses associated with the Transactions.

Risk Factors

There are a number of risks that you should understand before making an investment decision regarding this offering. These risks are discussed more fully in the section entitled “Risk Factors” following this prospectus summary. These risks include, but are not limited to:

•	our business depends on the semiconductor device industry, and when that industry experiences one of its cyclical downturns, our sales are likely to decrease and we could be forced to reduce our prices without being able to reduce costs, including fixed costs, all of which could materially adversely affect our business, financial condition and results of operations;

•	if we fail to meet changing customer demands or achieve market acceptance for new products, we may lose customers and our sales could suffer;

•	a significant reduction in, or loss of, purchases by any of our top customers could materially adversely affect our business, financial condition and results of operations;

•	semiconductor wafer average selling prices have been volatile in recent years. If we are unable to reduce our manufacturing costs and operating expenses in response to declining prices, we may not be able to compete effectively;

•	we face intense competition in the industry in which we operate, including from competitors that have a greater market share than we do, which could materially adversely affect our business, financial condition and results of operations;

•	we are controlled by SunEdison, whose interests may conflict with yours, and this concentrated ownership of our ordinary shares will prevent you and other investors in our shares from influencing significant decisions involving our company; and

•	we are incorporated in Singapore and our shareholders may have more difficulty in protecting their interests than they would as shareholders of a corporation incorporated in the United States.

Corporate Information

Our principal executive offices are located at 11 Lorong 3 Toa Payoh, Singapore 319579, and our telephone number at that address is +65 6681-9300. Our principal executive offices in the United States are located at 501 Pearl Drive (City of O’Fallon), St. Peters, Missouri 63376, and our telephone number at that address is (636) 474-5000. Our website address upon the completion of this offering will be www.sunedisonsemi.com. The information on our website is not part of this prospectus.

The Offering

Ordinary shares offered by us	shares.

Ordinary shares to be sold to the Samsung Purchasers in the Samsung Private Placements	shares.

Ordinary shares to be held by SunEdison immediately after this offering	shares.

Ordinary shares to be outstanding immediately after this offering and the Samsung Private Placements	40,362,319 shares.

Option to purchase additional shares

We have agreed to allow the underwriters to purchase up to an additional                      ordinary shares from us, at the public offering price, less the underwriting discount, within 30 days of the date of this prospectus.

Use of proceeds

We estimate that the net proceeds from this offering to us will be approximately $89.9 million, assuming an initial public offering price of $             per ordinary share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We expect to use the net proceeds from this offering for the following purposes and in the following amounts:

•       approximately $19.6 million will be used to provide a portion of the cash payment to SunEdison to repay in full the intercompany notes issued in connection with the Formation Transactions;

•       approximately $11.1 million will be used to repay existing third party indebtedness relating to the semiconductor materials business owed to a bank by our Japanese subsidiary; and

•       approximately $59.2 million will be retained as cash on our balance sheet.

The remaining portion of the cash payment to SunEdison of $285.6 million to repay in full the intercompany notes issued in connection with the Formation Transactions will be funded from $192.4 million of net proceeds after deducting issuance costs from borrowings under our new senior secured term loan and $93.3 million of net proceeds after deducting private placement commissions from the cash investment by Samsung Fine Chemicals in connection with the Samsung Private Placements.

Dividend policy	We do not currently anticipate declaring or paying any cash dividends on our ordinary shares for the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions (including in the agreements governing our credit facilities), capital requirements, business prospects and other factors our board of directors may deem relevant. In addition, pursuant to Singapore law and our articles of association, no dividends may be paid except out of our profits. See “Dividend Policy.”

Proposed listing symbol	We intend to list our ordinary shares on the NASDAQ Global Select Market under the symbol “SEMI.”

Unless otherwise indicated, all information in this prospectus relating to the number of our ordinary shares to be outstanding immediately after this offering:

•	assumes no exercise by the underwriters of their option to purchase up to additional ordinary shares from us;

•	excludes an aggregate of 11,000,000 ordinary shares reserved for issuance under the equity incentive plans we intend to adopt in connection with this offering, including an aggregate of shares underlying equity awards to be granted to certain of our executive officers in connection with the completion of this offering as discussed in “Executive Compensation—Our Anticipated Executive Compensation Program Following this Offering—IPO Grants”;

•	assumes the issuance and sale of an aggregate of ordinary shares to the Samsung Purchasers in the Samsung Private Placements;

•	assumes the issuance of shares to Mr. Ahmad Chatila, the President and Chief Executive Officer and a director of SunEdison, at an assumed initial offering price of $ per ordinary share, in connection with an agreement between Mr. Chatila and SunEdison pursuant to which Mr. Chatila elected to receive an aggregate number of our ordinary shares equal in value to $1,000,000 at the initial public offering price (before required tax withholdings) in lieu of SunEdison paying him that amount in cash as part of his 2013 annual bonus; and

•	assumes an initial public offering price of $ per ordinary share, which is the midpoint of the price range listed on the cover of this prospectus.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

The following table shows summary historical and pro forma financial data at the dates and for the periods indicated. The summary historical statement of operations data and balance sheet data as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 have been derived from our audited combined financial statements included elsewhere in this prospectus. The historical financial statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 are intended to represent the financial results of SunEdison’s semiconductor materials business that will be contributed to us as part of the Transactions for those periods.

The summary unaudited pro forma financial data have been derived by the application of pro forma adjustments to our historical combined financial statements included elsewhere in this prospectus. The summary unaudited pro forma statements of operations for the year ended December 31, 2013 give effect to the Transactions (as described under “Prospectus Summary—Structure and Formation of Our Company”), including the completion of this offering and the Samsung Private Placements and the application of the estimated net proceeds therefrom, as if they had occurred on January 1, 2013. The summary unaudited pro forma as adjusted balance sheet data as of December 31, 2013 give effect to the Transactions, including the completion of this offering and the Samsung Private Placements and the application of the estimated net proceeds therefrom as if they had occurred on December 31, 2013. See “Unaudited Pro Forma Consolidated Financial Statements” for additional information.

Our historical combined financial statements include expenses of SunEdison that were allocated to us for certain functions, including general corporate expenses related to communications, corporate administration, finance, legal, information technology, human resources, compliance, employee benefits and incentives, operations, research and development and stock compensation. These expenses were allocated in our historical results of operations on the basis of direct usage, where identifiable, with the remainder primarily allocated on the basis of revenue or other related sales metrics, headcount or number of our manufacturing plants. We consider the expense allocation methodology and results to be reasonable for all periods presented. However, these allocations may not necessarily be indicative of the actual expenses we would have incurred as an independent publicly traded company during the periods prior to this offering or of the costs we will incur in the future. No significant restructuring or impairment charges were included in these allocations from SunEdison.

The combined financial statements included in this prospectus may not be indicative of our future performance and do not necessarily reflect what our financial position and results of operations would have been had we operated as a stand-alone public company during the periods presented, including changes that will occur in our operations and capital structure as a result of the Transactions, including this offering. The summary unaudited pro forma financial data are presented for informational purposes only. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The summary unaudited pro forma financial information does not purport to represent what our results of operations or financial position would have been if we operated as a public company during the periods presented and may not be indicative of our future performance.

The information presented in the following table under the columns identified as “Pro Forma” and “Pro Forma As Adjusted” and the caption “Other Financial Data” is not directly derived from the financial statements.

The following tables should be read together with, and are qualified in their entirety by reference to, the historical combined financial statements and the accompanying notes appearing elsewhere in this prospectus. Among other things, the historical combined financial statements include more detailed information regarding the basis of presentation for the information in the following table. The tables should also be read together with “Unaudited Pro Forma Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Certain Relationships and Related Party Transactions.”

	Fiscal Year Ended December 31,
		Pro Forma
	2013	2013	2012	2011
		(unaudited)
	(in millions, except per share data)
Statement of Operations Data:
Net sales to non-affiliates	$911.5	$911.5	$927.4	$1,051.3
Net sales to affiliates	9.1	9.1	6.8	147.0
Cost of goods sold	838.9	838.9	852.4	1,023.3

Gross profit	81.7	81.7	81.8	175.0
Operating expenses:
Marketing and administration	105.1	105.1	100.7	129.9
Research and development	37.0	37.0	33.4	38.2
Restructuring (reversals) charges	(75.0)	(75.0)	(149.6)	284.5
Gain on receipt of property, plant and equipment	—	—	(31.7)	—
Long-lived asset impairment charges	33.6	33.6	1.5	234.7

Operating (loss) income	(19.0)	(19.0)	127.5	(512.3)

Non-operating expenses (income):
Interest expense	0.8	15.4	1.0	5.9
Interest income	(0.5)	(0.5)	(0.7)	(1.0)
Interest (income) expense, net-affiliates	(4.1)	—	(2.2)	1.8
Other, net	(3.9)	(3.9)	3.1	(0.8)

Total non-operating expenses (income)	(7.7)	11.0	1.2	5.9

(Loss) income before income tax expense	(11.3)	(30.0)	126.3	(518.2)
Income tax expense (benefit)	44.0	43.3	3.6	37.4

(Loss) income before equity in (loss) earnings of joint ventures	(55.3)	(73.3)	122.7	(555.6)
Equity in (loss) earnings of joint ventures, net of tax	—	(0.9)	—	—

Net (loss) income	(55.3)	(74.2)	122.7	(555.6)
Net (income) loss attributable to noncontrolling interests(1)	(2.4)	—	(1.4)	(2.3)

Net (loss) income attributable to SSL	$(57.7)	$(74.2)	$121.3	$(557.9)

Basic (loss) income per share(2)	N/A	$(1.84)	N/A	N/A
Diluted (loss) income per share(2)	N/A	$(1.84)	N/A	N/A

Other Financial Data:
Adjusted EBITDA(3) (unaudited)	$74.6	$76.1	$74.9	$170.2

			As of December 31, 2013
			Actual	Pro Forma As Adjusted
			(unaudited)	(unaudited)
Balance Sheet Data:
Cash and cash equivalents			$40.8	$100.0
Working capital(4)			(35.9)	121.4
Property, plant and equipment, net			724.9	715.2
Total assets			1,151.8	1,312.0
Total liabilities			440.6	522.1
Total equity			711.2	789.9

(1)	Represents the 20% interest held by our partner in MKC that we will acquire in connection with the Samsung Private Placements.

(2)	The weighted-average number of shares used to compute pro forma basic and diluted earnings per share is 40,362,319, which represents the number of our ordinary shares outstanding immediately following the completion of the Transactions. We calculated this number of shares as follows:

Shares issued to SunEdison
Shares offered hereby
Shares issued to Samsung Purchasers
Shares issued to Mr. Chatila

Total	40,362,319

(3)	Adjusted EBITDA is a non-GAAP financial measure. This measurement should not be viewed as an alternative to GAAP measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We define Adjusted EBITDA as earnings before net interest expense, income tax expense, depreciation and amortization, restructuring (reversals) charges, gain on receipt of property, plant and equipment, long-lived asset impairment charges and stock compensation expense. All of the omitted items are either (i) non-cash items or (ii) items that we do not consider in assessing our on-going operating performance. Because it omits non-cash items, we feel that Adjusted EBITDA is less susceptible to variances in actual performance resulting from depreciation, amortization and other non-cash charges and more reflective of other factors that affect our operating performance. Because it omits the other items, we believe Adjusted EBITDA is also more reflective of our on-going operating performance. We believe Adjusted EBITDA is useful to investors in evaluating our operating performance because:

•	securities analysts and other interested parties use such calculations as a measure of financial performance and debt service capabilities; and

•	it is used by our management for internal planning purposes, including aspects of our combined operating budget and capital expenditures.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations include:

•	it does not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, working capital;

•	it does not reflect interest expense or the cash requirements necessary to service interest or principal payments on our outstanding debt;

•	it does not reflect payments made or future requirements for income taxes;

•	it adjusts for restructuring (reversals) charges, gains on receipt of property, plant equipment, asset impairment charges and stock compensation expense factors that we do not consider indicative of future performance;

•	although it reflects adjustments for factors that we do not consider indicative of future performance, we may, in the future, incur expenses similar to the adjustments reflected in our calculation of Adjusted EBITDA in this prospectus; and

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and Adjusted EBITDA does not reflect cash requirements for such replacements.

Investors are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. The following table presents a reconciliation from net (loss) income attributable to SSL to Adjusted EBITDA:

	Fiscal Year Ended December 31,
		Pro Forma
	2013	2013	2012	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in millions)
Net (loss) income attributable to SSL	$(57.7)	$(74.2)	$121.3	$(557.9)
Add:
Interest expense, net	(3.8)	14.9	(1.9)	6.7
Income tax expense	44.0	43.3	3.6	37.4
Depreciation and amortization	119.6	119.6	118.7	144.3
Restructuring (reversals) charges	(75.0)	(75.0)	(149.6)	284.5
Gain on receipt of property, plant and equipment	—	—	(31.7)	—
Long-lived asset impairment charges	33.6	33.6	1.5	234.7
Stock compensation expense	13.9	13.9	13.0	20.5

Adjusted EBITDA	$74.6	$76.1	$74.9	$170.2

(4)	Working capital is defined as our current assets minus current liabilities. As of December 31, 2013, our current assets included accounts receivable due from SunEdison of $14.1 million and our current liabilities included accounts payable to SunEdison of $106.8 million. All of these intercompany balances and certain trade accounts will be net settled in connection with the Transactions. Excluding these amounts, our working capital would have been $56.8 million as of December 31, 2013.

RISK FACTORS

This offering and an investment in our ordinary shares involve a high degree of risk. You should carefully consider the risks described below, together with the financial and other information contained in this prospectus, before you decide to purchase ordinary shares. If any of the following risks actually occurs, our business, financial condition, results of operations and prospects could be materially and adversely affected. As a result, the trading price of our ordinary shares could decline and you could lose all or part of your investment in our ordinary shares.

Risks Related to Our Business

Our business depends on the semiconductor device industry, and when that industry experiences one of its cyclical downturns, our sales are likely to decrease and we could be forced to reduce our prices without being able to reduce costs, including fixed costs, all of which could materially adversely affect our business, financial condition and results of operations.

Our business depends in large part upon the market demand for our customers’ semiconductor devices that are utilized in electronics applications. The semiconductor device industry is subject to cyclical and volatile fluctuations in supply and demand and in the past has periodically experienced significant downturns. These downturns often occur in connection with declines in general economic conditions. For example, in the second half of 2011, demand for wafers for semiconductor applications began to slow and dropped by approximately 15% in the fourth quarter of 2011 as compared to the third quarter of 2011, according to SEMI Silicon Manufacturers Group. Similarly, although demand stabilized during the first half of 2012, it dropped again during the second half of 2012. If the current market softness continues or the semiconductor device industry continues to experience frequent downturns, we will face pressure to reduce our prices, and we may need to further rationalize capacity and attempt to reduce our fixed costs. If we are unable to reduce our costs sufficiently to offset reductions in prices and sales volumes, our business, financial condition and results of operations will be materially adversely affected.

If we fail to meet changing customer demands or achieve market acceptance for new products, we may lose customers and our sales could suffer.

The industry in which we operate changes rapidly. Changes in our customers’ requirements means that we must adapt to new and more demanding technologies, product specifications and sizes, as well as manufacturing processes. Our ability to remain competitive depends upon our ability to continue to differentiate our products based on size, flatness, reduced defects, crystal properties and electrical characteristics and develop technologically advanced products and processes. Although we expect to continue to make significant investments in R&D, we cannot assure you that we will be able to successfully introduce, market and cost-effectively manufacture new products, or that we will be able to develop new or enhanced products and processes that satisfy our customers’ needs. If we are unable to adapt to changing customer demands, or if new products that we develop do not achieve market acceptance, our business, financial condition and results of operations will be materially adversely affected.

A significant reduction in, or loss of, purchases by any of our top customers could materially adversely affect our business, financial condition and results of operations.

Three customers accounted for approximately 21%, 16% and 11%, respectively, of our net sales to non-affiliates in 2013 and our top 10 customers accounted for approximately 70% of our net sales to non-affiliates in 2013. Sales to our customers are generally governed by purchase orders or, in certain cases, short-term agreements that include pricing terms and estimated quantity requirements. We do not generally have long-term agreements with our customers, nor are our customers obligated to purchase a minimum quantity of wafers from us. We are exposed to the risk of reduced sales if our customers reduce their demand for our products, including as a result of cyclical fluctuations or competitive factors. Our business, financial condition and results of operations could materially suffer if we experience a significant reduction in, or loss of, purchases by any of our top customers.

Semiconductor wafer average selling prices have been volatile in recent years. If we are unable to reduce our manufacturing costs and operating expenses in response to declining prices, we may not be able to compete effectively.

Semiconductor wafer average selling prices have been volatile in recent years. Our semiconductor wafer average selling prices increased by 5.3% in 2011 as compared to our average selling prices in 2010 primarily due to the effects of the earthquake and tsunami in Japan, while our average selling prices decreased by approximately 10.1% in 2012 as compared to prices in 2011. In addition, consolidation within the semiconductor industry has also increased the pricing power of our customers over time, resulting in downward pressure on wafer average selling prices. When average selling prices decline, our net sales and gross profit also decline unless we are able to reduce the cost to manufacture our products or sell more products. As a result, the success of our business depends, in part, on our continuous reduction of manufacturing costs and leveraging of operating expenses to maintain or improve profitability, particularly during times of declining prices. If we are not able to reduce our manufacturing costs and leverage our operating expenses sufficiently to offset any future price erosion, or if we are unable to offset price erosion by increasing our sales and expanding our market share, our business, financial condition and results of operations could be materially adversely affected.

We face intense competition in the industry in which we operate, including from competitors that have a greater market share than we do, which could materially adversely affect our business, financial condition and results of operations.

We face intense competition in the semiconductor wafer industry from established manufacturers throughout the world, including Shin-Etsu Handotai, SUMCO Corporation, Siltronic AG and LG Siltron. Some of our competitors have greater financial, technical, engineering and manufacturing resources than we do, enabling them to develop products that currently, and may in the future, compete favorably against our products in terms of design, quality and performance. Our larger competitors may also be able to produce wafers at a lower per unit cost due to economies of scale and have greater influence than we do on market prices. In addition, certain of our competitors may have a perceived advantage in the market with respect to the quality of their products. We expect that all of our competitors will continue to improve the design and performance of their products and introduce new products with competitive price and performance characteristics. Our failure to compete effectively would have a material adverse effect on our business, financial condition and results of operations.

Our manufacturing processes are highly complex and potentially vulnerable to impurities, disruptions or inefficient implementation of production changes that can significantly increase our costs and delay product shipments to our customers.

Our manufacturing processes are highly complex, require advanced and increasingly costly equipment and are continuously being modified or maintained in an effort to improve yields and product performance. Impurities or other difficulties in the manufacturing process can lower yields, interrupt production, result in losses of products in process and harm our reputation. In addition, as system complexity and production changes have increased, manufacturing tolerances have been reduced and requirements for precision have become even more demanding. We have from time to time experienced bottlenecks and production difficulties that have caused delivery delays and quality control problems. We cannot assure you that we will not experience bottlenecks or production or transition difficulties in the future. Such incidents, if they occur, could have a material adverse effect on our business, financial condition and results of operations.

If we are not able to match our manufacturing capacity and output to demand for our products, our business, financial condition and results of operations could be materially adversely affected.

As a result of the cyclicality and volatility of the semiconductor industry, it is difficult to predict future developments in the markets we serve, making it difficult to estimate future requirements for manufacturing capacity. During periods of high demand for our products, we may experience a shortage of capacity and an increase in lead times for delivery of our products to our customers, or an inability to deliver the required number of products. When our manufacturing facilities are operating at high capacity, we may also experience disruptions, problems or inefficiencies in our manufacturing processes due to over utilization, potentially resulting in loss of sales and damage to relationships with customers. In addition, increases in our manufacturing capacity based on anticipated growth in demand for our products may exceed demand requirements, leading to overcapacity and excessive fixed costs. Lower than expected demand for our products may also lead to excessive inventory, which could result in write-offs of inventory and losses on products. In the past, overcapacity for certain products or technologies and cost optimization have led us to close or shutter manufacturing facilities and, as a result, to incur impairment and restructuring charges and other related closure costs. For example, we implemented a restructuring and cost reduction plan in 2011, which included shuttering our Merano, Italy polysilicon facility in December 2011, and incurred restructuring charges of $284.5 million and long-lived asset impairment charges of $234.7 million in 2011 primarily related thereto. Any of these outcomes could have a material adverse effect on our business, financial condition or results of operations.

Because our customers generally require that they qualify a facility before we can begin manufacturing products for them at that facility, we may not be able to quickly transfer production of specific products from one of our manufacturing facilities to another in the event of an interruption or lack of capacity at any of our facilities, which could result in lost sales and damage to customer relationships.

It typically takes three to six months for our customers to qualify one of our manufacturing facilities to produce a specific product, but it can take up to one year depending upon a customer’s requirements. While in many cases multiple sites are qualified for a particular product to allow flexibility, an interruption of operations or lack of available capacity at any of our manufacturing facilities could result in delays in or cancellations of shipments of products in the event only one facility is qualified to manufacture such products. A number of factors could cause interruptions or lack of capacity at a facility, including extreme weather conditions, such as hurricanes or earthquakes, equipment and power failures, shortages of raw materials or supplies or transportation logistic complications. We have had interruptions of our manufacturing operations for some of these reasons in the past and could have such interruptions again in the future. For example, production at our Japanese facility was disrupted as a result of the March 2011 earthquake and tsunami. If we experience an interruption or lack of capacity at any of our manufacturing facilities for any reason, it could result in lost sales and damage to customer relationships, which could materially and adversely affect our business, financial condition and results of operations.

Our business may be harmed if we fail to properly protect our intellectual property or infringe on the intellectual property rights of third parties.

We believe that the success of our business depends in part on our proprietary technology, information, processes and know-how and on our ability to operate without infringing on the proprietary rights of third parties. We seek to protect our intellectual property rights based on trade secrets and patents as part of our ongoing R&D and manufacturing activities. We cannot be certain, however, that we have adequately protected or will be able to adequately protect our technology, that our competitors will not be able to utilize our existing technology or develop similar technology independently, that the claims allowed with respect to any patents held by us will be broad enough to protect our technology or that foreign intellectual property laws will adequately protect our intellectual property rights.

Any future litigation to enforce patents issued to us, to protect trade secrets or know-how possessed by us or to defend ourselves or to indemnify others against claimed infringement of the rights of others could have a material adverse effect on our business, financial condition and results of operations. From time to time, we receive notices from other companies that allege we may be infringing certain of their patents or other rights. If we are unable to resolve these matters satisfactorily, or to obtain licenses on acceptable terms, we may face litigation. We are presently involved in one case involving allegations of patent infringement by us. See “Business—Legal Proceedings.” Regardless of the validity or successful outcome of that intellectual property claim or any future claims, we may need to expend significant time and expense to protect our intellectual property rights or to defend against claims of infringement by third parties. If we lose any such litigation where we are alleged to infringe the rights of others, we may be required to pay substantial damages, seek licenses from others, or change or stop manufacturing or selling some of our products. Any of these outcomes could have a material adverse effect on our business, financial condition and results of operations.

From time to time, we may become involved in other litigation and regulatory proceedings, which could require significant attention from our management and result in significant expense to us and disruptions in our business.

In addition to litigation related to our intellectual property rights, we have in the past and may in the future be named as a defendant from time to time in other lawsuits and regulatory actions relating to our business, such as commercial contract claims, employment claims and tax examinations, some of which may claim significant damages or cause us reputational harm. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the ultimate outcome of any such proceeding. An unfavorable outcome could have a material adverse impact on our business, financial condition and results of operations or limit our ability to engage in certain of our business activities. In addition, regardless of the outcome of any litigation or regulatory proceeding, such proceedings are often expensive, time-consuming, disruptive to normal business operations and require significant attention from our management.

SSL is incorporated outside of the United States and a substantial portion of our operations and sales are outside of the United States. As a result, we are subject to the risks of doing business internationally, including periodic foreign economic downturns and political instability, which may adversely affect our sales and cost of doing business in those regions of the world.

Foreign economic downturns have affected our results of operations in the past and could affect our results of operations in the future. In addition, other factors relating to the operation of our business outside of the United States may have a material adverse effect on our business, financial condition and results of operations in the future, including:

•	fluctuations in exchange rates;

•	the imposition of governmental controls or changes in government regulations, including tax regulations;

•	difficulties in enforcing our intellectual property rights;

•	export license requirements;

•	restrictions on the export of technology;

•	compliance with U.S. and Singapore laws, as well as applicable laws governing our international operations, including the Foreign Corrupt Practices Act and export control laws;

•	difficulties in achieving headcount reductions due to unionized labor and works councils;

•	restrictions on transfers of funds and assets between jurisdictions;

•	geo-political instability; and

•	trade restrictions, import/export duties and changes in tariffs.

In the future we may seek to expand our presence in certain foreign markets or enter emerging markets. Evaluating or entering into an emerging market may require considerable management time, as well as start-up expenses for market development before any significant sales and earnings are generated. Operations in new foreign markets may achieve low margins or may be unprofitable, and expansion in existing markets may be affected by local political, economic and market conditions. As we continue to operate our business globally, our success will depend, in part, on our ability to anticipate and effectively manage these and the other risks noted above. The impact of any one or more of these factors could materially adversely affect our business, financial condition and results of operations.

In addition, we currently operate under tax holidays and/or favorable tax incentives and rates in Taiwan and Malaysia. These tax holidays and incentives require us to meet certain minimum employment and investment criteria or thresholds in these jurisdictions. We cannot assure you that we will be able to continue to meet these criteria or thresholds or realize any net tax benefits from these tax holidays or incentives. If any of our tax holidays or incentives are terminated, our business, financial condition and results of operations could be materially adversely effected.

We are subject to periodic fluctuations in foreign currency exchange rates which could cause operating results and reported financial results to vary significantly from period to period.

Net sales to non-affiliates generated from outside of the United States, which represented approximately 86%, 84% and 83% of our net sales to non-affiliates for the years ended December 31, 2013, 2012 and 2011, respectively, expose us to currency exchange rate fluctuations. Our risk exposure from these sales is primarily related to the Japanese yen, New Taiwan dollar, Euro, South Korean won and Malaysian ringgit. Because the majority of our sales are denominated in the U.S. dollar, if one or more competitors sells to our customers in a different currency than the U.S. dollar, we are subject to the risk that the competitors’ products will be relatively less expensive than our products due to exchange rate effects. In addition, a substantial portion of manufacturing and operating costs at our non-U.S. facilities are incurred in foreign currencies, principally the Japanese yen, New Taiwan dollar, Euro, South Korean won and Malaysian ringgit. Unfavorable exchange rate fluctuations in any or all of these currencies may adversely affect the cost of our products and/or related operating expenditures.

Our results of operations are also impacted by currency exchange rate fluctuations to the extent that we are unable to match net sales received in foreign currencies with expenses incurred in the same currency. For example, where we have significantly more expenses than net sales generated in a foreign currency, our profit from operations in that location would be adversely affected in the event that the U.S. dollar depreciates against that foreign currency. To protect against reductions in value and volatility of future cash flows caused by changes in foreign currency exchange rates, we have established transaction-based hedging programs. Our hedging programs reduce, but do not always eliminate, the impact of foreign currency exchange rate movements. We recognized net currency income (losses) totaling approximately $3.7 million, ($4.2) million and $0.2 million for 2013, 2012 and 2011, respectively. Foreign currency exchange risks inherent in doing business in foreign countries could have a material adverse effect on our business, financial condition and results of operations.

In addition, we present our financial statements in U.S. dollars. As a result, we must translate the assets, liabilities, net sales and expenses of a substantial portion of our foreign operations into U.S. dollars at applicable exchange rates. Consequently, increases or decreases in the value of the U.S. dollar may affect the value of these items with respect to our non-U.S. dollar businesses in our financial statements, even if their value has not changed in their local currency. These translations could significantly affect the comparability of our results between financial periods or result in significant changes to the carrying value of our assets, liabilities and equity.

Our ability to operate our business effectively could be impaired if we fail to attract and retain key personnel.

Our ability to operate our business and implement our strategies effectively depends, in part, on the efforts of our executive officers and other key employees. Our management team has significant industry experience and would be difficult to replace. These individuals possess sales, marketing, engineering, manufacturing, financial and administrative skills that are critical to the operation of our business. In addition, the market for engineers and other individuals with the required technical expertise to succeed in our business is highly competitive, and we may be unable to attract and retain qualified personnel to replace or succeed key employees should the need arise. The loss of the services of any of our key employees or the failure to attract or retain other qualified personnel could have a material adverse effect on our business, financial condition and results of operations.

We have in the past and may in the future implement initiatives designed to rationalize our use of resources, optimize those resources for the most attractive market opportunities and manage our production capacity to meet demand efficiently. We may fail to realize the full benefits of, and could incur significant costs relating to, any such initiatives, which could materially adversely affect our business, financial condition and results of operations.

We have implemented several initiatives since 2009 designed to rationalize our use of resources, optimize those resources for the most attractive market opportunities and manage our production capacity to meet demand efficiently. Similar to the workforce reductions and facility realignment in 2009, during the fourth quarter of 2011, SunEdison committed to a series of actions to reduce its global workforce, right size its production capacity and accelerate operating cost reductions. In connection with that plan, we reduced our workforce by approximately 11% and shuttered our Merano, Italy polysilicon facility. Primarily as a result of these actions, we incurred restructuring charges of $284.5 million and long-lived asset impairment charges of $234.7 million in 2011. In addition, in 2012, we completed the transfer of certain of our manufacturing operations from our St. Peters, Missouri facility to our facility in Ipoh, Malaysia.

In the fourth quarter of 2013, management concluded an analysis as to whether to restart the Merano, Italy polysilicon facility and determined that, based on recent developments and current market conditions, restarting the facility was not aligned with our business strategy. Accordingly, we have decided to indefinitely close the previously shuttered Merano, Italy polysilicon facility and the related chlorosilanes facility. As a result, during the three months ended December 31, 2013, we recorded $33.6 million of non-cash impairment charges to write-down these assets to their current estimated salvage value. In connection with our decision to indefinitely close these facilities, we also made insignificant revisions to other estimated liabilities that were previously accrued as part of our 2011 Global Plan. In addition, on February 7, 2014, we determined to commence a plan to consolidate our crystal operations. The consolidation will include transitioning small diameter crystal activities from our St. Peters, Missouri facility to other crystal facilities in Korea, Taiwan and Italy. The consolidation of crystal activities will affect approximately 120 employees in St. Peters and will be implemented over the 12 months following commencement of the plan. We estimate that we will incur approximately $4 million to $6 million of expense as a result of this action, primarily related to termination costs of the affected employees, of which we expect to incur approximately $3 million to $5 million in the first quarter of 2014 and the balance over the next 12 to 18 months.

We cannot assure you that we will realize the cost savings and productivity improvements we expect as a result of these or any future restructuring and cost improvement initiatives. Future initiatives to transfer or consolidate manufacturing operations could also involve significant start-up or qualification costs for new or repurposed facilities. The failure to realize the full benefits of, or the incurrence of significant costs relating to, restructuring initiatives could materially adversely affect our business, financial condition and results of operations.

Our dependence on single or a limited number of suppliers for polysilicon and other raw materials, equipment and supplies could harm our production output and increase our costs, which could have a material adverse effect on our business, financial condition and results of operations.

Our ability to meet our customers’ demand for our products depends upon obtaining adequate supplies of quality raw materials on a timely basis. We obtain several raw materials, equipment and supplies from sole suppliers. In addition, we have historically obtained our requirements for polysilicon primarily from SunEdison’s Pasadena, Texas facility. Following the completion of this offering, we expect SunEdison to continue to commit to supplying us with our polysilicon requirements. However, following the Transactions, we will also own a 35% interest in SMP, which owns a polysilicon manufacturing facility in South Korea that is currently under construction. The SMP facility is expected to be completed in the second half of 2014. We expect to purchase polysilicon from SunEdison on a purchase order basis at competitive market prices until SMP achieves commercial capabilities to produce electronic grade polysilicon. After SMP achieves such commercial capabilities, we expect to purchase a portion of our polysilicon from SMP on a purchase order basis at competitive market prices. If for any reason SunEdison or SMP is unwilling or unable to meet our demand for polysilicon, we will be required to seek other suppliers, which could result in manufacturing delays, an increase in our costs relating to obtaining polysilicon or a decrease in our manufacturing throughput or yields. Such an occurrence could have a material adverse effect on our business, financial condition and results of operations.

From time to time we have experienced limited supplies of certain other raw materials, equipment and supplies and may experience shortages in the future. A prolonged inability to manufacture or obtain raw materials, equipment or supplies, or increases in prices resulting from shortages of these materials, could have a material adverse effect on our business, financial condition and results of operations.

We may never realize the expected benefits from SMP, and the SMP facility may require additional capital investments, which could obligate us to sell ordinary shares to Samsung Fine Chemicals and dilute the ownership interests of our shareholders.

SMP was established to construct and operate a polysilicon manufacturing facility for the benefit of the joint venture partners of SMP. The SMP facility is not currently operational and is not expected to be completed until the second half of 2014. Commencement of operations at the facility could be delayed for a variety of reasons, including weather, natural disasters, labor shortages or strikes or other factors beyond our control. Once the facility commences operations, we expect to purchase a portion of our polysilicon requirements from SMP.

However, we may not realize all of the expected benefits of the SMP manufacturing facility due to, among other things:

•	the facility may never achieve the commercial capabilities to produce electronic grade polysilicon;

•	the facility may operate less efficiently than we expect or may not become commercially viable at all, including for reasons beyond our control;

•	we may become involved in disputes with our joint venture partners regarding additional capital investments or operations, such as how to best deploy assets, and such disagreements could disrupt or halt the operations of the facility or negatively impact the facility’s efficiency;

•	the facility may not receive appropriate regulatory approvals to manufacture polysilicon or such approvals may be delayed;

•	general political and economic uncertainty could impact completion of construction of the facility or, following completion, operations at the facility, including multiple regulatory requirements that are subject to change, any future implementation of trade protection measures and import or export licensing requirements between the United States and South Korea, labor regulations or work stoppages, fluctuations in foreign currency exchange rates, and complying with U.S. regulations that apply to international operations, including trade laws and the U.S. Foreign Corrupt Practices Act;

•	we may be required to make unexpected and substantial additional capital investments in SMP; and

•	operations at the facility may be disrupted, including by natural disasters, equipment failures or environmental factors.

Any of these or other actions or factors could adversely affect the supply of polysilicon to us or our ability to otherwise realize any return on our investment in the joint venture, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, pursuant to an agreement we expect to enter into with Samsung Fine Chemicals and SunEdison in connection with the closing of the Samsung Private Placements, we will be obligated to sell additional ordinary shares having an aggregate value (based on the initial public offering price) of up to 3.5 billion South Korean won, or $3.4 million at currency exchange rates as of April 11, 2014, to Samsung Fine Chemicals following the closing of the Samsung Private Placements in the event construction costs associated with the SMP facility exceed a specified amount. The number of additional ordinary shares that we will be obligated to sell to Samsung Fine Chemicals will depend upon the extent to which the actual construction costs exceed 410 billion South Korean won but are less than 430 billion South Korean won, or approximately $395.9 million to $415.2 million at currency exchange rates as of April 11, 2014. Assuming an initial public offering price of $             per share, which is the midpoint of the price range listed on the cover page of this prospectus, and currency exchange rates as of                     , 2014, the maximum number of additional ordinary shares that we will be obligated to sell to Samsung Fine Chemicals is              ordinary shares. Any such issuance would dilute the ownership interest of holders of our ordinary shares.

Payments required from us under leases and pursuant to minimum purchase obligations could have a material adverse effect on our business, financial condition and results of operations.

We have long-term annual lease obligations for certain facilities and minimum purchase requirements with certain suppliers of precursor raw materials, such as chemicals used in our production processes. In 2013, we made payments of approximately $43.4 million in the aggregate to fulfill minimum purchase and lease obligations. Our failure to satisfy required purchase and lease obligations, or our need to terminate any such contracts as a result of declining market demand or otherwise, could have a material adverse effect on our business, financial condition and results of operations.

Restrictive covenants under our credit facilities may limit our current and future operations, and if we fail to comply with those covenants, the lenders could cause outstanding amounts to become immediately due and payable, and we might not have sufficient funds and assets to pay such loans.

In connection with the Transactions, we will enter into a $200.0 million senior secured term loan facility, issued at a 1% discount, and an up to $50.0 million senior secured revolving credit facility. These facilities will contain certain restrictive covenants and conditions, including limitations on our ability to, among other things:

•	incur additional indebtedness and guarantee indebtedness;

•	pay dividends on or make distributions in respect of capital stock or make certain other restricted payments or investments;

•	enter into certain agreements that restrict distributions from restricted subsidiaries;

•	sell or otherwise dispose of assets, including capital stock of restricted subsidiaries;

•	enter into transactions with affiliates;

•	create or incur liens;

•	merge, consolidate or sell substantially all of our assets;

•	make acquisitions or other investments; and

•	make certain payments on indebtedness.

As a result of these covenants, we may be restricted in our ability to pursue new business opportunities or strategies or to respond quickly to changes in the semiconductor industry. A violation of any of these covenants would be deemed an event of default under our credit facilities. In such event, upon the election of the lenders, the loan commitments under our credit facilities would terminate and the loans and accrued interest then outstanding would be due and payable immediately. A default may also result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In the event our lenders accelerate the repayment of our borrowings, we cannot assure you that we and our subsidiaries would have sufficient funds to repay such indebtedness or be able to obtain replacement financing on a timely basis or at all. These events could have a material adverse effect on our business, financial condition and results of operations. We also may need to negotiate changes to the covenants in our credit agreements in the future if there are material changes in our business, operations or financial condition, but we cannot assure you that we will be able to do so on terms favorable to us or at all.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our indebtedness, including the credit facilities we will enter into in connection with the Transactions, depends on our financial condition and operating performance, which are subject to economic and competitive conditions and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to fund our day-to-day operations or to pay the principal, premium, if any, and interest on our indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to sell assets or operations, seek additional capital or restructure or refinance our indebtedness. If we cannot make scheduled payments on our debt, we will be in default and, as a result, the lenders under our credit facilities or other indebtedness could terminate their commitments to loan money, or foreclose against the assets securing such borrowings, and we could be forced into bankruptcy or liquidation, in each case, which would have a material adverse effect on our business, financial condition and results of operations.

We are subject to numerous environmental laws and regulations, which could require us to incur environmental liabilities, increase our manufacturing and related compliance costs or otherwise adversely affect our business.

We are subject to a variety of federal, state, local and foreign laws and regulations governing the protection of the environment. These environmental laws and regulations include those relating to the use, storage, handling, discharge, emission, disposal and reporting of toxic, volatile or otherwise hazardous materials used in our manufacturing processes. These materials may have been or could be released into the environment at properties currently or previously owned or operated by us, at other locations during the transport of the materials or at properties to which we send substances for treatment or disposal. If we were to violate or become liable under environmental laws and regulations or become non-compliant with permits required at some of our facilities, we could be held financially responsible and incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, third-party property damage or personal injury claims.

Groundwater and/or soil contamination has been detected at our facilities in St. Peters, Missouri and Merano, Italy, and we previously had contamination at two other facilities which has now been remediated. We believe we are taking all necessary remedial steps at the two facilities where contamination still exists and continue to monitor the other two facilities. We do not expect the costs of the ongoing monitoring at these sites to be material. In connection with our decision to indefinitely close the Merano, Italy polysilicon and chlorosilanes facilities, during the three months ended December 31, 2013, we recorded an additional $3.4 million of environmental expense to reflect revised estimated liabilities relating to remediation activities that would be required to be undertaken at our Merano, Italy facilities. As of December 31, 2013, we believe we have adequately accrued all estimated required expenses with respect to our current decision to indefinitely close the Merano, Italy facilities. However, actual future expenses could differ from our estimates. In addition, if we decide to close other facilities in the future, we could be subject to additional costs related to cleanup and/or remediation. These additional costs could be material. Environmental issues relating to presently known or unknown matters could require additional investigation, assessment or expenditures. In addition, new laws and regulations or stricter enforcement of existing laws and regulations could give rise to additional compliance costs and liabilities.

Labor disruptions could materially and adversely affect our business, financial condition and results of operations.

As of December 31, 2013, we had approximately 4,200 employees, approximately 1,400 of whom were unionized at our manufacturing facilities in St. Peters, Missouri; Merano, Italy; Novara, Italy; Utsunomiya, Japan; and Chonan, South Korea. In various countries, local law also requires our participation in works councils. While we have not experienced any material work stoppages at any of our facilities due to labor union activities in recent years, any stoppage or slowdown at any of these facilities could cause material interruptions in manufacturing, and we cannot be certain that alternate qualified capacity would be available on a timely basis or at all. As a result, labor disruptions at any of our facilities could materially and adversely affect our business, financial condition and results of operations.

We may incur unexpected product performance claims that could materially and adversely affect our business, financial condition and results of operations.

Product performance claims against us relating to defective products could cause us to incur significant repair or replacement expense. In addition, quality issues can have various other ramifications, including delays in the recognition of net sales, loss of net sales, loss of future sales opportunities, increased costs associated with repairing or replacing products, and a negative impact on our reputation, all of which could materially and adversely affect our business, financial condition and results of operations.

Future acquisitions may present integration challenges, and if the goodwill, indefinite-lived intangible assets and other long-term assets recorded in connection with such acquisitions become impaired, we would be required to record impairment charges, which may be significant.

If we find appropriate opportunities in the future, we may acquire businesses, products or technologies that we believe are strategic. If we acquire a business, product or technology, the process of integration may produce unforeseen operating difficulties and expenditures, fail to result in expected synergies or other benefits and absorb significant attention of our management that would otherwise be available for the ongoing development of our business.

In the event of any future acquisitions, we may record a portion of the assets we acquire as goodwill, other indefinite-lived intangible assets or finite-lived intangible assets. We do not amortize goodwill and indefinite-lived intangible assets, but rather review them for impairment on an annual basis or whenever events or changes in circumstances indicate that their carrying value may not be recoverable. The recoverability of these assets is dependent on our ability to generate sufficient future earnings and cash flows. Changes in estimates, circumstances or conditions, resulting from both internal and external factors, could have a significant impact on our fair valuation determination, which could then result in a material impairment charge negatively affecting our results of operations.

Risks Related to Our Separation from and Our Relationship with SunEdison

We are controlled by SunEdison, whose interests may conflict with yours, and this concentrated ownership of our ordinary shares will prevent you and other investors in our shares from influencing significant decisions involving our company.

Immediately following the completion of this offering and the Samsung Private Placements, SunEdison will own          shares, or     %, of our outstanding ordinary shares (or     % if the underwriters exercise in full their option to purchase additional ordinary shares). Accordingly, SunEdison will continue to exercise significant influence over our business policies and affairs, including the composition of our board of directors and any action requiring the approval of our shareholders, including the adoption of amendments to our memorandum and articles of association, the issuance of additional shares or other equity securities, the declaration and payment of dividends and the approval of mergers, reorganizations and disposals of a substantial part of our assets or business undertakings. The concentration of ownership may also make some transactions, including mergers or other changes in control, more difficult or impossible without the support of SunEdison. SunEdison’s interests may conflict with your interests as an investor in our shares. For additional information about our relationships with SunEdison, you should read the information in “Certain Relationships and Related Party Transactions.”

Conflicts of interest between SunEdison and us could be resolved in a manner unfavorable to us.

Various conflicts of interest between SunEdison and us could arise. Many of our officers currently own stock in SunEdison, which in some cases are in excess of their ownership interests in our shares. In addition, upon the completion of this offering, two of our directors will be an officer or director of SunEdison. Ownership interests of officers or directors of SunEdison in our ordinary shares, or a person’s service as either an officer or director of both companies, could create actual or potential conflicts of interest when those officers or directors are faced with decisions that could have different implications for SunEdison and us. These decisions could, for example, relate to:

•	our financing and dividend policy;

•	compensation and benefit programs and other human resources policy decisions;

•	termination of, changes to or determinations under our agreements with SunEdison entered into in connection with the Transactions; and

•	determinations with respect to our tax returns.

Actual or potential conflicts of interest could also arise if we enter into any new commercial arrangements with SunEdison in the future. Our directors who are also directors or officers of SunEdison may also face conflicts of interest with regard to the allocation of their time between SunEdison and us.

The corporate opportunity provisions in our memorandum and articles of association could enable SunEdison to benefit from corporate opportunities that might otherwise be available to us, and SunEdison and its representatives will have the right to engage or invest in the same or similar businesses as us.

Our memorandum and articles of association provide that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity in the solar energy field, including the manufacture of solar wafers, that may from time to time be presented to SunEdison or any of its officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries (other than us and our subsidiaries) and that may be a business opportunity for SunEdison, even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. Further, our memorandum and articles of association provide that no such person will be liable to us for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such person, acting in good faith, pursues or acquires any such business opportunity, directs any such business opportunity to another person or fails to present any such business opportunity, or information regarding any such business opportunity, to us unless, in the case of any such person who is our director or officer, such business opportunity is expressly offered to such director or officer solely in his or her capacity as our director or officer.

SunEdison has other investments and business activities in addition to their ownership of us, including in industries similar to the industry in which we operate. Neither SunEdison nor any of its representatives has any duty to refrain from engaging or competing directly or indirectly in the same or similar business activities or lines of business as us or any of our subsidiaries, doing business with any of our customers or vendors or employing or otherwise engaging any of our officers, directors or employees.

We have no recent operating history as an independent company upon which you can evaluate our performance and, accordingly, our prospects must be considered in light of the risks that any newly independent company encounters.

Following the acquisition of SunEdison LLC in November 2009, we have operated as a business segment of SunEdison. Accordingly, we have no recent experience operating as an independent company and performing various corporate functions which were previously undertaken on a centralized basis by SunEdison, including human resources, tax administration, legal, treasury administration, investor relations, business development, internal audit, insurance, information technology and telecommunications services, as well as the accounting for many items such as equity compensation, income taxes, derivatives and pensions. Our prospects must be considered in light of the risks, expenses and difficulties encountered by companies in the early stages of independent business operations, particularly companies such as ours in highly competitive markets.

Our historical combined financial statements may not be necessarily representative of the results we would have achieved as a stand-alone company and may not be a reliable indicator of our future results.

Our historical combined financial statements and unaudited pro forma consolidated financial data included elsewhere in this prospectus have been created from SunEdison’s financial statements using our historical results of operations and bases of assets and liabilities as a business segment of SunEdison. In connection with the preparation of the historical combined financial statements and unaudited pro forma consolidated financial data, we made certain estimates, assumptions and allocations based on current facts, historical experience and various other factors. While we believe that these estimates, assumptions and allocations are reasonable under the circumstances, they are subject to significant uncertainties. This is primarily the result of the following factors:

•

our historical combined financial statements reflect expense allocations for certain support functions that are provided on a centralized basis within SunEdison, such as expenses for business technology, facilities, legal, finance, human resources, investor relations, business development, public affairs and procurement, as well as certain manufacturing and supply costs incurred by manufacturing sites that are shared with other SunEdison business units that may be higher or lower than the comparable expenses we would have actually incurred, or will incur in the future, as a stand-alone company;

•	our cost of debt and our capital structure will be different from that reflected in our historical combined financial statements;

•	increases will occur in our cost structure as a result of being a stand-alone public company, including costs related to public company reporting, investor relations and compliance with the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; and

•	our effective income tax rate as reflected in our historical financial information may not be indicative of our future effective income tax rate.

Accordingly, the historical and pro forma financial information included elsewhere in this prospectus may not necessarily reflect the financial condition, results of operations or cash flows we would have achieved as a stand-alone company during the periods presented or that we will achieve in the future.

Our failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act as a stand-alone company could have a material adverse effect on our business and share price.

Prior to the acquisition of SunEdison LLC in 2009, we were required to maintain internal control over financial reporting in a manner that met the standards of publicly traded companies as required by Section 404(a) of the Sarbanes-Oxley Act. However, since that time, we have not operated as a stand-alone public company and have not had to independently comply with Section 404(a) of the Sarbanes-Oxley Act. We anticipate being required to meet these standards in the course of preparing our financial statements as of and for the year ended December 31, 2014, and our management will be required to report on the effectiveness of our internal control over financial reporting for such year. Additionally, once we are no longer an emerging growth company, as defined by the Jumpstart Our Business Startups Act, or the JOBS Act, our independent registered public accounting firm will be required pursuant to Section 404(b) of the Sarbanes-Oxley Act to attest to the effectiveness of our internal control over financial reporting on an annual basis. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. We are currently in the process of reviewing, documenting and testing our internal control over financial reporting, but we are not currently in compliance with, and we cannot be certain when we will be able to implement the requirements of Section 404(a). We may encounter problems or delays in implementing any changes necessary to make a favorable assessment of our internal control over financial reporting. In addition, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation in connection with the attestation to be provided by our independent registered public accounting firm after we cease to be an emerging growth company. If we cannot favorably assess the effectiveness of our internal control over financial reporting, or if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal controls after we cease to be an emerging growth company, investors could lose confidence in our financial information and the price of our ordinary shares could decline.

Additionally, the existence of any material weakness or significant deficiency would require management to devote significant time and incur significant expense to remediate any such material weaknesses or significant deficiencies and management may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause shareholders to lose confidence in our reported financial information, all of which could materially and adversely affect our business and share price.

We may not achieve some or all of the expected benefits of the Transactions.

We may not be able to achieve the full strategic and financial benefits expected to result from the Transactions, or such benefits may be delayed. These expected benefits include, but are not limited to, the following:

•	improving strategic and operational flexibility and increasing management focus on our business;

•	allowing us to adopt the capital structure and investment policy best suited to our financial profile and business needs; and

•	improving the alignment of management and employee incentives with performance and growth objectives of our business.

If we are unable to achieve the strategic and financial benefits expected to result from the Transactions, our business, financial condition and results of operations could be materially adversely affected.

Future sales or distributions of our shares by SunEdison or the Samsung Purchasers could depress the price of our ordinary shares.

After this offering, and subject to the lock-up period described below, SunEdison and the Samsung Purchasers may sell all or a portion of our ordinary shares that they own or SunEdison may distribute those shares to its shareholders. Sales by SunEdison or the Samsung Purchasers in the public market or distributions by SunEdison to its shareholders of substantial amounts of our ordinary shares, or the filing by SunEdison or the Samsung Purchasers of a registration statement relating to a substantial amount of our ordinary shares, could depress the price of our ordinary shares. SunEdison and the Samsung Purchasers have informed us that, at some time in the future, but no earlier than the expiration of the lock-up period, they may sell all or a portion of their ownership interest in us. Neither SunEdison nor the Samsung Purchasers are subject to any contractual obligation to maintain their ownership position in our shares, except that they have agreed not to sell or otherwise dispose of any of our ordinary shares for a period ending 180 days after the date of the final prospectus without the prior written consent of Deutsche Bank Securities Inc. and Goldman, Sachs & Co., on behalf of the underwriters, subject to specified limited exceptions described in “Underwriting.” Consequently, SunEdison or the Samsung Purchasers may decide not to maintain their ownership of our ordinary shares once the lock-up period expires.

In addition, SunEdison and the Samsung Purchasers will have the right, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in other registration statements that we may file. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement with SunEdison” and “—Registration Rights Agreements with Samsung Purchasers.” By exercising their registration rights or selling a large number of shares, SunEdison or the Samsung Purchasers could cause the price of our ordinary shares to decline.

SunEdison has pledged our ordinary shares that it owns to its lenders under its credit facility. If the lenders foreclose on these shares, the market price of our ordinary shares could be materially adversely affected.

SunEdison has pledged all of our ordinary shares that it owns to its lenders as security under its credit facility with Wells Fargo Bank, National Association, as administrative agent, Goldman Sachs Bank USA and Deutsche Bank Securities Inc., as joint lead arrangers and joint syndication agents, Goldman Sachs Bank USA, Deutsche Bank Securities Inc., Wells Fargo Securities, LLC and Macquarie Capital (USA) Inc., as joint bookrunners, and the lenders identified in the credit agreement. If SunEdison breaches certain covenants and obligations in its credit facility, an event of default could result and the lenders could exercise their right to accelerate all the debt under the credit facility and foreclose on the pledged shares. While the pledged shares are subject to the 180-day lock-up restrictions described in “Shares Eligible for Future Sale—Lock-Up Agreements,” any future sale of pledged shares after foreclosure could cause the market price of our ordinary shares to decline. In addition, because SunEdison owns a majority of our ordinary shares, the occurrence of an event of default, foreclosure, and a subsequent sale of all, or substantially all, of the pledged shares could result in a change of control, even when such change may not be in the best interest of our shareholders.

If SunEdison sells a controlling interest in our company to a third party in a private transaction, you may not realize any change-of-control premium on shares of our ordinary shares and we may become subject to the control of a presently unknown third party.

Following this offering, SunEdison will have the ability, should it choose to do so, to sell some or all of our ordinary shares that it owns in a privately negotiated transaction, which, if sufficient in size, could result in a change of control of our company. In addition, the Samsung Purchasers will have certain rights to participate in any such sale by SunEdison pursuant to tag-along agreements to be entered into between SunEdison and the Samsung Purchasers in connection with the Samsung Private Placements. The Singapore Code on Takeovers and Mergers, or the Singapore Takeover Code, requires a general offer to be made to all shareholders of our company in certain specific circumstances; however, there can be no assurance that any divestment by SunEdison of its ordinary shares in us would trigger the requirement to make a concurrent general offer, or that the new controlling shareholder would not be able to obtain a waiver from compliance with the provisions of the Singapore Takeover Code from the applicable Singapore regulatory authorities, which may prevent you from realizing any change-of-control premium on your investment in our shares. Additionally, if SunEdison privately sells a significant equity interest in our company, we may become subject to the control of a presently unknown third party. Such third party may have actual or potential conflicts of interest with those of other shareholders. If SunEdison sells a controlling interest in us to a third party, our indebtedness may be subject to acceleration and our commercial agreements (or terms thereof) and relationships may be adversely impacted, any of which may materially and adversely affect our ability to run our business as described herein and may have a material adverse effect on our business, financial condition and results of operations.

The agreements we have entered or will enter into with SunEdison in connection with the Transactions were not negotiated on an arm’s length basis and may include terms and provisions that are less favorable than terms and provisions we could have obtained in arm’s length negotiations with unaffiliated third parties.

In connection with the Formation Transactions, we have entered into a series of agreements with SunEdison (including certain of its subsidiaries) relating to the contribution of all of the outstanding capital stock of SunEdison’s subsidiaries that own and operate its semiconductor materials business and all of the assets primarily related to its semiconductor materials business held by SunEdison or its subsidiaries in exchange for aggregate consideration of              million ordinary shares, intercompany notes in an aggregate principal amount of $305.9 million and the assumption by us of $324.1 million of liabilities reflected on our balance sheet as of December 31, 2013 (to the extent not subsequently discharged) plus all other liabilities related to the semiconductor materials business. Additionally, prior to the consummation of this offering, we will enter into agreements that will provide a framework for our ongoing relationship with SunEdison, including intellectual property licensing agreements, a transition services agreement and a tax matters agreement. See “Certain Relationships and Related Party Transactions.” The terms of these agreements, including the prices paid for services provided by SunEdison to us or by us to SunEdison following this offering, the number of ordinary shares to be issued to SunEdison and the consideration paid by us to SunEdison in connection with the Formation Transactions, were not determined by arm’s length negotiations. No independent third-party appraisal of the semiconductor materials business of SunEdison was obtained on our behalf, nor has any independent third party determined that the pricing terms under the agreements with SunEdison that will be in effect following this offering are equivalent to fair market value. Accordingly, there can be no assurance that the terms and provisions of any of these agreements are or will be as favorable to us as those that we could have obtained in arm’s length negotiations with unaffiliated third parties which were not controlling shareholders of our company.

SunEdison will provide a number of services to us pursuant to a transition services agreement. When such agreement terminates, we will be required to replace the services, and the economic terms of the new arrangements may be less favorable to us.

Under the terms of a transition services agreement that we will enter into with SunEdison in connection with the Transactions, SunEdison will provide us, for a fee, specified support services related to corporate functions such as risk management, communications, corporate administration, finance, accounting, audit, legal, information technology, human resources, compliance, employee benefits and stock compensation administration for an initial term of one to two years following the Transactions, unless earlier terminated or extended according to the terms of the agreement. When the transition services agreement terminates, we will be required to either enter into a new agreement with SunEdison or another services provider or assume the responsibility for these functions ourselves. We cannot assure you that the economic terms of the new arrangements will be similar to those under our current arrangements with SunEdison. If we are unable to renew or replace such arrangements on a comparable basis, our business, financial condition and results of operations may be materially and adversely affected.

For a summary of the material terms of the transition services agreement, see “Certain Relationships and Related Party Transactions—Transition Services Agreement.”

SunEdison’s rights as licensor under the intellectual property license agreements we will enter into in connection with the Transactions could limit our ability to develop and commercialize certain products if we fail to comply with our obligations under such agreements.

Under the intellectual property licensing agreements we will enter into in connection with the Transactions, SunEdison will license to us certain of its retained intellectual property rights applicable to manufacturing semiconductor wafers, including certain rights related to continuous Czochralski, or CCZ, diamond wire cutting. If we fail to comply with our obligations under this license agreement and SunEdison exercises its right to terminate it, our ability to continue to research, develop and commercialize products incorporating that intellectual property will be limited. These termination rights may make it more difficult, time consuming or expensive for us to develop and commercialize certain new products, or may result in our products being later to market than those of our competitors.

For a summary of the material terms of the intellectual property license agreements, see “Certain Relationships and Related Party Transactions—Intellectual Property Licensing Agreements.”

We are dependent on SunEdison to prosecute, maintain and enforce certain intellectual property.

Under the intellectual property license agreements, we expect that SunEdison will be responsible for filing, prosecuting and maintaining patents that SunEdison licenses to us. SunEdison also has the first right, and in some cases the sole right, to enforce such patents. In addition, with respect to the patents that we license to SunEdison, SunEdison will have the sole right to enforce the licensed patents if the enforcement relates to SunEdison’s solar energy business, subject to certain exceptions. If SunEdison fails to fulfill its obligations or chooses to not enforce the licensed patents under these agreements, we may not be able to prevent competitors from making, using and selling competitive products.

Risks Relating to Investments in Singapore Companies

We are incorporated in Singapore and our shareholders may have more difficulty in protecting their interests than they would as shareholders of a corporation incorporated in the United States.

Our corporate affairs are governed by our memorandum and articles of association and by the laws governing companies incorporated in Singapore. The rights of our shareholders and the responsibilities of the members of our board of directors under Singapore law are different from those applicable to a corporation incorporated in the United States. Therefore, our public shareholders may have more difficulty in protecting their interest in connection with actions taken by us, our management, members of our board of directors or our controlling shareholder than they would as shareholders of a corporation incorporated in the United States. For example, controlling shareholders, such as SunEdison immediately following this offering, in corporations incorporated in Delaware are subject to fiduciary duties while controlling shareholders in Singapore companies are not subject to such duties.

In addition, only persons who are registered as shareholders in our shareholder register are recognized under Singapore law as shareholders of our company. Only registered shareholders have legal standing to institute shareholder actions against us or otherwise seek to enforce their rights as shareholders. Investors in our shares who are not specifically registered as shareholders in our shareholder register (for example, where such shareholders hold shares indirectly through The Depository Trust Company) are required to become registered as shareholders in our shareholder register in order to institute or enforce any legal proceedings or claims against us, our directors or our executive officers relating to shareholder rights. Holders of book-entry interests in our shares may become registered shareholders by exchanging their book-entry interests in our shares for certificated shares and being registered in our shareholder register. Please see “Comparison of Shareholder Rights” for a discussion of certain differences between Singapore and Delaware corporation law.

You may have difficulty enforcing judgments against us or certain of our directors and officers.

We are a Singapore-incorporated company, and a majority of our assets are located outside of the United States. Although we are incorporated outside the United States, we have agreed to accept service of process in the United States through our agent designated for that purpose. Nevertheless, since a majority of the consolidated assets owned by us are located outside the United States, any judgment obtained in the United States against us may not be collectible within the United States. In addition, certain of our officers and directors are or will be resident outside the United States.

As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce judgments obtained in the United States in the Singapore, Malaysia, Taiwan, Japan or South Korean courts based upon the civil liability provisions of the U.S. federal securities laws against us and our non-U.S. resident officers and directors. In addition, there is uncertainty as to whether these courts would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States. It is also uncertain whether such courts would be competent to hear original actions brought against us or other persons predicated on the securities laws of the United State or any other state.

With respect to Singapore, there is no treaty between the United States and Singapore providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters and a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would, therefore, not be automatically enforceable in Singapore. It is not clear whether a Singapore court may impose civil liability on us or our directors and officers who reside in Singapore in a suit brought in the Singapore courts against us or such persons with respect to a violation solely of the federal securities laws of the United States. In addition, holders of book-entry interests in our shares will be required to be registered shareholders as reflected in our shareholder register in order to have standing to bring a shareholder suit and, if successful, to enforce a foreign judgment against us, our directors or our executive officers in the Singapore courts. The administrative process of becoming a registered shareholder could result in delays prejudicial to any legal proceeding or enforcement action. In making a determination as to enforceability of a foreign judgment, the Singapore courts would have regard to whether the judgment was final and conclusive, given by a court of competent jurisdiction, and was expressed to be for a fixed sum of money. In general, a foreign judgment would be enforceable in Singapore unless it was procured by fraud, or the proceedings in which such judgment was obtained were not conducted in accordance with principles of natural justice, or the enforcement thereof would be contrary to public policy. Accordingly, there can be no assurance that the Singapore courts would enforce against us, our directors or our officers resident in Singapore judgments obtained in the United States which are predicated upon the civil liability provisions of the federal securities laws of the United States.

We are subject to the laws of Singapore, which differ in certain material respects from the laws of the United States.

As a Singapore-incorporated public company, we are required to comply with the laws of Singapore, certain of which are capable of extra-territorial application, as well as our memorandum and articles of association. In particular, we are required to comply with certain provisions of the Securities and Futures Act of Singapore, or the SFA, which prohibit certain forms of market conduct and information disclosures, and impose criminal and civil penalties on corporations, directors and officers in respect of any breach of such provisions. We are also required to comply with the Singapore Takeover Code, which specifies, among other things, certain circumstances in which a general offer is to be made upon a change in control, and further specifies the manner and price at which voluntary and mandatory general offers are to be made.

The laws of Singapore and of the United States differ in certain significant respects. The rights of our shareholders and the obligations of our directors and officers under Singapore law are different from those applicable to a U.S.-incorporated company in material respects, and our shareholders may have more difficulty and less clarity in protecting their interests in connection with actions taken by our management, members of our board of directors or our controlling shareholders than would otherwise apply to a U.S.-incorporated company. See “Comparison of Shareholder Rights” for a discussion of certain differences between Singapore and Delaware corporation law.

In addition, the application of Singapore law, in particular, the Singapore Takeover Code, may in certain circumstances impose more restrictions on us, our shareholders, directors and officers than would otherwise be applicable to a U.S.-incorporated company. For example, the Singapore Companies Act requires directors to act with a reasonable degree of diligence and, in certain circumstances, imposes criminal liability for specified contraventions of particular statutory requirements or prohibitions. In addition, pursuant to the provisions of the Singapore Companies Act, minority shareholders holding 10% or more of our issued and outstanding voting rights may require the convening of an extraordinary general meeting of shareholders by our directors. If our directors fail to comply with such request within 21 days of the receipt thereof, minority shareholders holding 50% of the voting rights represented by the original requisitioning shareholders may proceed to convene such meeting, and we will be liable for the reasonable costs incurred by such requisitioning shareholders. We are also required by the Singapore Companies Act to deduct corresponding amounts from fees or other remuneration payable by us to such non-complying directors.

For a limited period of time, our directors have general authority to allot and issue new shares on terms and conditions and with any preferences, rights or restrictions as may be determined by our board of directors in its sole discretion.

Under Singapore law, we may only allot and issue new shares with the prior approval of our shareholders in a general meeting. We expect that prior to the completion of this offering, SunEdison, as our sole shareholder, will provide our directors with a general authority to allot and issue any number of new shares (whether as ordinary shares or preference shares) until the earlier of (i) the conclusion of our 2015 annual general meeting of shareholders, (ii) the expiration of the period within which the next annual general meeting is required to be held (i.e., within 18 months from our incorporation) or (iii) the subsequent revocation or modification of such general authority by our shareholders acting at an extraordinary general meeting duly convened for such purpose. Subject to the general requirements of the Singapore Companies Act and our memorandum and articles of association, the general authority given to our directors by SunEdison to allot and issues shares may be exercised by our directors to allot and issue shares on terms and subject to conditions as they deem fit to impose.

Any additional issuances of new shares by our directors may adversely impact the market price of our ordinary shares.

Risks Related to this Offering and Ownership of Our Ordinary Shares

An active trading market for our ordinary shares may not develop, and you may not be able to sell your ordinary shares at or above the initial public offering price.

Prior to the completion of this offering, there has been no public market for our ordinary shares. An active trading market for our ordinary shares may never develop or be sustained following this offering. If an active trading market does not develop, you may have difficulty selling your ordinary shares at an attractive price, or at all. The price for our ordinary shares in this offering will be determined by negotiations among SunEdison, us and representatives of the underwriters, and it may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell your ordinary shares at or above the initial public offering price or at any other price or at the time that you would like to sell. An inactive market may also impair our ability to raise capital by selling our ordinary shares, and it may impair our ability to attract and motivate our employees through equity incentive awards.

The price of our ordinary shares may fluctuate substantially.

You should consider an investment in our ordinary shares to be risky, and you should invest in our ordinary shares only if you can withstand a significant loss and wide fluctuations in the market value of your investment. Some factors that may cause the market price of our ordinary shares to fluctuate, in addition to the other risks mentioned in this section of the prospectus, are:

•	our announcements or our competitors’ announcements regarding new products or services, enhancements, significant contracts, acquisitions or strategic investments;

•	changes in earnings estimates or recommendations by securities analysts, if any, who cover our ordinary shares;

•	failures to meet external expectations or management guidance;

•	fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•	changes in our capital structure or dividend policy, future issuances of securities, sales of large blocks of ordinary shares by our shareholders, including SunEdison, our incurrence of additional debt or our failure to comply with the agreements governing our credit facilities;

•	reputational issues;

•	changes in general economic and market conditions in or any of the regions in which we conduct our business;

•	changes in industry conditions or perceptions;

•	changes in applicable laws, rules or regulations; and

•	announcements or actions taken by SunEdison as our principal shareholder.

In addition, if the market for stocks in our industry or industries related to our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our ordinary shares could decline for reasons unrelated to our business, financial condition and results of operations. If any of the foregoing occurs, it could cause our share price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

Future sales of our ordinary shares, or the perception in the public markets that these sales may occur, may depress our share price.

Sales of substantial amounts of our ordinary shares in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our ordinary shares and could impair our ability to raise capital through the sale of additional shares. Upon completion of this offering and the Samsung Private Placements, we will have 40,362,319 ordinary shares outstanding. The ordinary shares offered in this offering will be freely tradable without restriction under the Securities Act, except that any ordinary shares that may be acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.”

The remaining ordinary shares, representing     % of our total outstanding ordinary shares following this offering, will be “restricted securities” within the meaning of Rule 144 and subject to certain restrictions on resale following the consummation of this offering. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144 or Rule 701, as described in “Shares Eligible for Future Sale.”

We, each of our executive officers and directors, SunEdison and the Samsung Purchasers have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any of our ordinary shares or securities convertible into or exchangeable for our ordinary shares during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus. Deutsche Bank Securities Inc. and Goldman, Sachs & Co. may, in their sole discretion, release any of these shares from these restrictions at any time without notice. See “Underwriting.”

After this offering, SunEdison and the Samsung Purchasers will have the right to require us to register the sales of their shares under the Securities Act, under the terms of agreements between us and SunEdison and us and the Samsung Purchasers. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement with SunEdison” and “—Registration Rights Agreements with the Samsung Purchasers” for a more detailed description of these rights.

In the future, we may also issue our securities in connection with investments or acquisitions. The number of ordinary shares issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding ordinary shares.

We are an “emerging growth company” and may elect to comply with reduced public company reporting requirements, which could make our ordinary shares less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various public company reporting requirements. These exemptions include, but are not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, and (iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years after the first sale of our equity securities pursuant to an effective registration statement under the Securities Act, which fifth anniversary will occur in 2018. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we would cease to be an emerging growth company prior to the end of such five-year period. We have taken advantage of certain of the reduced disclosure obligations in this prospectus regarding executive compensation and the number of years included in our historical financial statements and may elect to take advantage of other reduced burdens in future filings. As a result, the information that we provide to holders of our ordinary shares may be different than you might receive from other public reporting companies in which you hold equity interests. We cannot predict if investors will find our ordinary shares less attractive as a result of our reliance on these exemptions. If some investors find our ordinary shares less attractive as a result of any choice we make to reduce disclosure, there may be a less active trading market for our ordinary shares and the price for our ordinary shares may be more volatile.

Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this extended transition period for complying with new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

You will incur immediate dilution as a result of this offering.

If you purchase shares in this offering, you will pay more for your shares than the pro forma net tangible book value of your shares. As a result, you will incur immediate dilution of $         per share, representing the difference between the initial public offering price of $         per share and our pro forma net tangible book value per share as of December 31, 2013 after giving effect to the Transactions of $            . Accordingly, should we be liquidated at our book value, you would not receive the full amount of your investment.

We are a “controlled company” and, as a result, we are exempt from obligations to comply with certain corporate governance requirements.

Since SunEdison will own     % of our outstanding ordinary shares (or     % if the underwriters exercise in full their option to purchase additional shares), we are a “controlled company” under the rules of                 . As a result, we are exempt from the obligation to comply with certain corporate governance requirements, including the requirements that a majority of our board of directors consists of “independent directors,” as defined under the rules of the NASDAQ Global Select Market, and that we have nominating and compensation committees that are each composed entirely of independent directors. These exemptions do not modify the requirement for a fully independent audit committee, which is permitted to be phased-in as follows: (1) one independent committee member at the time of our initial public offering; (2) a majority of independent committee members within 90 days of our initial public offering; and (3) all independent committee members within one year of our initial public offering. Similarly, once we are no longer a “controlled company,” we must comply with the independent board committee requirements as they relate to the nominating and compensation committees, on the same phase-in schedule as set forth above, with the trigger date being the date we are no longer a “controlled company” as opposed to our initial public offering date. Additionally, we will have 12 months from the date we cease to be a “controlled company” to have a majority of independent directors on our board of directors. It is possible that the interests of SunEdison may in some circumstances conflict with our interests and the interests of holders of our ordinary shares. See “Risks Related to Our Separation from and Our Relationship with SunEdison—We are controlled by SunEdison, whose interests may conflict with yours. The concentrated ownership of our ordinary shares will prevent you and other investors in our shares from influencing significant decisions involving our company.”

We do not currently expect to pay any cash dividends for the foreseeable future.

We do not currently anticipate that we will pay any cash dividends on our ordinary shares for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our financial condition, results of operations, contractual restrictions (including those under the our credit facilities and any potential indebtedness we may incur in the future), restrictions imposed by applicable law, tax considerations and other factors our board of directors deems relevant. In addition, pursuant to Singapore law and our articles of association, no dividends may be paid except out of our profits. There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence paying dividends. Accordingly, if you purchase ordinary shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our ordinary shares, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our ordinary shares.

Certain provisions of the agreements we have entered or will enter into with SunEdison in connection with the Transactions may discourage a takeover of our company by a third party or reduce the consideration our shareholders would receive in a sale of our company, each of which could adversely affect the price at which our ordinary shares will trade in the market following completion of this offering.

Prior to the consummation of this offering, we will enter into agreements that will provide a framework for our ongoing relationship with SunEdison, including intellectual property licensing agreements, a transition services agreement and a tax matters agreement. See “Certain Relationships and Related Party Transactions.” Each of these agreements provides that the agreement will automatically terminate upon a change in control of us. Under these agreements, a change of control is generally defined as (i) a person becoming the beneficial owner, directly or indirectly, of equity representing 50% or more of the total voting power of our outstanding equity, (ii) us merging or consolidating with another person whereby less than 50% of the total voting power of the surviving entity is represented by equity held, directly or indirectly, by our former equity holders, or (iii) us selling, transferring or exchanging all or substantially all of our assets to another person, unless more than 50% of the total voting power of the transferee receiving such assets is, directly, or indirectly, owned by our equity holders. Because these agreements are material to our business and operations, these provisions may discourage a takeover of our company by a third party. In addition, a potential acquiror which needed these agreements to continue in effect following its purchase could be required to negotiate new terms for these agreements with SunEdison. In either event, the result may reduce the consideration our shareholders would receive in a sale of us, which in turn could adversely affect the price at which our ordinary shares will trade in the market following completion of the offering.

The Singapore Takeover Code may impede a takeover of our company by a third party, which could adversely affect the value of our ordinary shares.

The Singapore Takeover Code contains provisions that may delay, deter or prevent a future takeover or change in control of our company for so long as we remain a public company with more than 50 shareholders and net tangible assets of S$5 million or more. Under the Singapore Takeover Code, any person acquiring, whether by a series of transactions over a period of time or not, either on his own or together with parties acting in concert with such person, 30% or more of our voting shares, or, if such person holds, either on his own or together with parties acting in concert with such person, between 30% and 50% (both inclusive) of our voting shares, and such person (or parties acting in concert with such person) acquires additional voting shares representing more than 1% of our voting shares in any six-month period, must, except with the consent of the Securities Industry Council in Singapore, extend a mandatory takeover offer for the remaining voting shares in accordance with the provisions of the Singapore Takeover Code. While the Singapore Takeover Code seeks to ensure fair and equal treatment of all shareholders in a takeover or merger situation, its provisions may discourage or prevent certain types of transactions involving an actual or threatened change of control of our company. These legal requirements may impede or delay a takeover of our company by a third-party, which could adversely affect the value of our ordinary shares. While public companies that are not listed on a Singapore exchange may apply to the Securities Industry Council in Singapore for a waiver with respect to compliance with the Singapore Takeover Code, we currently do not intend to seek such a waiver.

CAUTIONARY STATEMENT CONCERNING FORWARD–LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws. All statements other than statements of historical fact included in this prospectus are forward-looking statements. These statements relate to analyses and other information, which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by the use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will” and similar terms and phrases, including references to assumptions. However, these words are not the exclusive means of identifying such statements. These statements are contained in many sections of this prospectus, including those entitled “Prospectus Summary,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Although we believe that our plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, we cannot assure you that we will achieve those plans, intentions or expectations. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected.

Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements contained in this prospectus under the heading “Risk Factors,” as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

ENFORCEMENT OF CIVIL LIABILITIES UNDER UNITED STATES FEDERAL SECURITIES LAWS

We are incorporated under the laws of the Republic of Singapore, and certain of our officers and directors are or will be residents outside the United States. Moreover, a majority of our consolidated assets are located outside the United States. Although we are incorporated outside the United States, we have agreed to accept service of process in the United States through our agent designated for that purpose. Nevertheless, since a majority of the consolidated assets owned by us are located outside the United States, any judgment obtained in the United States against us may not be collectible within the United States. There is no treaty between the United States and Singapore providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters and a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would, therefore, not be automatically enforceable in Singapore. It is not clear whether a Singapore court may impose civil liability on us or our directors and officers who reside in Singapore in a suit brought in the Singapore courts against us or such persons with respect to a violation solely of the federal securities laws of the United States. In making a determination as to enforceability of a foreign judgment, the Singapore courts would have regard to whether the judgment was final and conclusive, given by a court of competent jurisdiction, and was expressed to be for a fixed sum of money. In general, such foreign judgments would be enforceable in Singapore unless it was procured by fraud, or the proceedings in which such judgment was obtained were not conducted in accordance with principles of natural justice, or the enforcement thereof would be contrary to public policy. Accordingly, there can be no assurance that the Singapore courts would enforce against us, our directors or our officers resident in Singapore judgments obtained in the United States which are predicated upon the civil liability provisions of the federal securities laws of the United States. In addition, holders of book-entry interests in our shares will be required to exchange such interests for certificated shares and to be registered as shareholders in our shareholder register in order to have standing to bring a shareholder suit and, if successful, to enforce a foreign judgment against us, our directors or our executive officers in the Singapore courts. A holder of book-entry interests in our shares may become a registered shareholder of our company by exchanging its interest in our shares for certificated shares and being registered in our shareholder register. The administrative process of becoming a registered shareholder could result in delays prejudicial to any legal proceeding or enforcement action.

INDUSTRY AND MARKET DATA

We obtained the market and industry data and other statistical information used throughout this prospectus from our own research, surveys or studies conducted by third parties, independent industry or general publications and other published independent sources. In particular, we have based much of our discussion concerning the industry and market in which we operate on independent data, research opinions and viewpoints published by Gartner. We have based certain statements with respect to the SOI market on information from the SOI Industry Consortium, an organization comprised of leading companies from the electronics industry. We have also based certain statements with respect to demand for semiconductors and semiconductor applications on information from SEMI Silicon Manufacturers Group, a trade association serving the manufacturing supply chains for the microelectronics and photovoltaic industries, as well as Semiconductor Industry Association and World Semiconductor Trade Statistics, a trade association serving the U.S. semiconductor industry. Industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information.

The following table indentifies those statements included in this prospectus that are based on data published by Gartner together with the specific source of such data:

Statement	Source
“According to Gartner, Inc., or Gartner, the merchant semiconductor silicon wafer market in 2013 was approximately $8 billion worldwide and is expected to grow at a 4.5% compound annual growth rate, or CAGR, from 2013 to 2017, reaching approximately $9.5 billion by 2017.”	Gartner, Forecast: Semiconductor Silicon Wafers, Worldwide, 4Q13 Update, December 2013.

“The semiconductor wafer industry has undergone significant consolidation over the past 20 years, from more than 20 suppliers in the 1990s to only five major suppliers today, including Shin-Etsu Handotai, SUMCO Phoenix Corporation, Siltronic AG, LG Siltron, and us, which suppliers accounted for approximately 90% of all semiconductor wafer sales in 2012, according to Gartner.”	Gartner, Market Share: Silicon Wafers, Worldwide, 2012, June 2013.

“We have expanded our market share by revenue from 8% in 2008 to 10% in 2012, according to Gartner.”	Gartner, Market Share: Silicon Wafers, Worldwide, 2012, June 2013.

“According to Gartner, the total semiconductor market worldwide was $300 billion in 2012.”	Gartner, Forecast Analysis: Automotive Electronics, Worldwide, 1Q13 Update, March 2013.

“According to Gartner, the epitaxial semiconductor silicon wafer market is expected to grow from $3.0 billion worldwide in 2013 to $3.8 billion in 2017, representing a 6.1% CAGR.”	Gartner, Forecast: Semiconductor Silicon Wafers, Worldwide, 4Q13 Update, December 2013.

“For example, according to Gartner, overall unit sales volumes for semiconductor silicon wafers worldwide declined in 2011 and 2012.”	Gartner, Forecast: Semiconductor Silicon Wafers, Worldwide, 2Q13 Update, June 2013.

“For example, in 2011, merchant semiconductor silicon wafer average selling prices worldwide increased by 12.8% as compared to prices in 2010, while average prices decreased by approximately 8.8% in 2012 as compared to prices in 2011, according to Gartner.	Gartner, Forecast: Semiconductor Silicon Wafers, Worldwide, 2Q13 Update, June 2013.

The Gartner reports described above, or the Gartner Reports, represent data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Reports are subject to change without notice. At the request of Gartner, we have in certain circumstances used the term “epitaxial” instead of our defined term “EPI” in Gartner market data statements.

USE OF PROCEEDS

We estimate that the net proceeds from this offering and sale by us of              ordinary shares in this offering will be approximately $89.9 million, assuming an initial public offering price of $             per share, which is the midpoint of the price range listed on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will also receive $100.0 million from the sale of              ordinary shares to Samsung Fine Chemicals in connection with the Samsung Private Placements, assuming an initial public offering price of $             per share, which is the midpoint of the range listed on the cover page of this prospectus.

We expect to use the net proceeds from this offering for the following purposes and in the following amounts:

•	approximately $19.6 million will be used to provide a portion of the cash necessary to repay in full the intercompany notes issued to SunEdison in connection with the asset transfers contemplated as part of the Formation Transactions;

•	approximately $11.1 million will be used to repay existing third party indebtedness relating to the semiconductor materials business owed to a bank by our Japanese subsidiary; and

•	approximately $59.2 million will be retained as cash on our balance sheet, which will provide us with additional liquidity and flexibility in our capital structure.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) our net proceeds from this offering by approximately $             million, assuming that the number of ordinary shares offered by us, as listed on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The remaining portion of the cash payment to SunEdison of $285.6 million to repay in full the intercompany notes issued in connection with the Formation Transactions will be funded from the $192.4 million of net proceeds after deducting issuance costs from borrowings under our new senior secured term loan and $93.3 million of net proceeds after deducting private placement commissions from the cash investment by Samsung Fine Chemicals in connection with the Samsung Private Placements.

The following table illustrates the estimated sources and uses of the funds necessary to complete the Transactions, assuming they were completed as of December 31, 2013. Actual amounts may vary from estimated amounts.

Sources of Funds		Uses of Funds
(in millions)
New senior secured credit facilities: (1)		Cash payment to SunEdison to repay in full intercompany notes (4)	$305.9
Revolving credit facility	$—
Term Loan	200.0	Repayment of subsidiary bank
Cash investment by Samsung Fine		indebtedness (5)	10.4
Chemicals (2)	100.0	Cash to balance sheet (6)	59.2
Ordinary shares offered hereby (3)	100.5	Estimated fees and expenses (7)	25.0

Total sources	$400.5	Total uses	$400.5

(1)	In connection with the Financing Transactions, we will enter into new senior secured credit facilities that will include a secured revolving credit facility for borrowings of up to $50.0 million. We do not expect to have any outstanding borrowings under this secured revolving credit facility upon completion of this offering. We currently do not have commitments from any prospective lenders with respect to the new senior secured credit facilities but expect to obtain such commitments prior to the completion of this offering. See “Description of Certain Indebtedness—New Senior Secured Credit Facilities.”

(2)	Represents the cash investment by Samsung Fine Chemicals in connection with the Samsung Private Placements.

(3)	Assumes an initial public offering price of $ per ordinary share, which is the midpoint of the price range listed on the cover page of this prospectus.

(4)	$89.9 million of the net proceeds from this offering, together with $192.4 million of net proceeds after deducting issuance costs from borrowings under our new senior secured term loan and $93.3 million of net proceeds after deducting private placement commissions from the cash investment by Samsung Fine Chemicals in connection with the Samsung Private Placements, will be used to fund the cash payment to SunEdison to repay in full the intercompany notes. The cash repayment of the notes and the ordinary shares to be issued to SunEdison, together with the assumption by SSL of $324.1 million of liabilities reflected on our balance sheet as of December 31, 2013 (to the extent not subsequently discharged) plus all other liabilities related to the semiconductor materials business, represent the consideration paid to SunEdison in exchange for the assets of its semiconductor materials business contributed to SSL.

(5)	Consists of long-term notes bearing a fixed interest rate of 2.2% owed to the Development Bank of Japan Inc. by our Japanese subsidiary, MEMC Japan Ltd.. The notes mature at various times between 2014 and 2017, and the aggregate outstanding principal amount of the notes was $10.4 million as of December 31, 2013. We expect this amount as of the anticipated closing date of this offering will be approximately $11.1 million due to accrued interest, prepayments and changes in foreign currency exchange rates.

(6)	We may use such net proceeds for working capital and other general corporate purposes. The actual amount of cash that will be retained by us will vary from what is set forth in the table above based on changes in the actual amount of the intercompany notes as of the closing date of this offering.

(7)	The estimated fees and expenses include underwriting discounts and commissions, the unamortized original issuance discount on our new senior secured term loan and our estimated legal, accounting and other expenses associated with the Transactions.

DIVIDEND POLICY

We currently anticipate that we will retain any future earnings for the operation and expansion of our business. Accordingly, we do not currently anticipate declaring or paying any cash dividends on our ordinary shares for the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions (including in the agreements governing our credit facilities), capital requirements, business prospects and other factors our board of directors may deem relevant. We may, by ordinary resolution, declare dividends at a general meeting of shareholders, but we are restricted from paying dividends in excess of the amount recommended by our board of directors. In addition, pursuant to Singapore law and our articles of association, no dividends may be paid except out of our profits.

Because we are a holding company, our ability to pay cash dividends on our ordinary shares may be limited by restrictions on our ability to obtain sufficient funds through dividends from subsidiaries. In particular, the agreements governing our senior secured credit facilities that we will enter into in connection with the Transactions contain restrictions on the ability of our subsidiaries to make cash dividends to us.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of December 31, 2013 on (i) a historical basis and (ii) a pro forma as adjusted basis to give effect to the Transactions, including our issuance and sale of              ordinary shares in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and our issuance and sale of              ordinary shares to the Samsung Purchasers in connection with the Samsung Private Placements and              ordinary shares to Mr. Ahmad Chatila at that assumed initial public offering price.

You should read the following table in conjunction with the sections entitled “Use of Proceeds,” “Unaudited Pro Forma Consolidated Financial Statements,” “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical combined financial statements and related notes included elsewhere in this prospectus.

	December 31, 2013
	Actual	Pro Forma As Adjusted
	(in millions, except share data) (unaudited)

Long-term debt (including current portion):
New senior secured credit facilities: (1)
Revolving credit facility	$—	$—
Term loan (excluding unamortized original issuance discount of $2.0 million)	—	200.0
Intercompany borrowings (2)	—	—

Bank indebtedness of Japanese subsidiary	10.4	—

Total long-term debt	$10.4	$200.0

Equity:
Net SunEdison investment	$777.2	$—
Ordinary shares, no par value, no shares issued and outstanding, actual; 40,362,319 shares issued and outstanding, as adjusted	—	900.1

Accumulated other comprehensive loss	(110.2)	(110.2)

Noncontrolling interest (3)	44.2	—

Total equity	711.2	789.9

Total capitalization (4)	$721.6	$989.9

(1)	In connection with the Financing Transactions, we intend to enter into new senior secured credit facilities that will include a senior secured revolving credit facility for borrowings of up to $50.0 million. We do not expect to have any borrowings outstanding under the senior secured revolving credit facility upon completion of this offering. We currently do not have commitments from any prospective lenders with respect to the new senior secured credit facilities but expect to obtain such commitments prior to the completion of this offering. See “Description of Certain Indebtedness—New Senior Secured Credit Facilities.”

(2)	As of December 31, 2013, we held notes receivable from certain of SunEdison’s subsidiaries in an aggregate amount of $18.7 million. All intercompany indebtedness and certain trade accounts will be net settled in connection with the Transactions.

(3)	Represents the 20% interest held by our partner in MKC that we will acquire in connection with the Samsung Private Placements.

(4)	In addition to the consolidated capitalization reflected in this table, as of December 31, 2013, we had $40.8 million of cash and cash equivalents on an actual basis and $100.0 million of cash and cash equivalents on a pro forma as adjusted basis.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the midpoint of the price range listed on the cover of this prospectus, would increase (decrease) the adjusted amount for each of cash and cash equivalents, total equity and total capitalization by approximately $             million, assuming that the number of shares offered by us, as listed on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

If you invest in our ordinary shares, your interest will be diluted to the extent of the difference between the initial public offering price per ordinary share and the pro forma net tangible book value per ordinary share after giving effect to the Transactions, as discussed in “Prospectus Summary—Structure and Formation of Our Company.” Net tangible book value per share represents:

•	total assets less intangible assets;

•	reduced by our total liabilities; and

•	divided by the number of ordinary shares outstanding.

Dilution per share represents the difference between the amount per share paid by purchasers of our ordinary shares in this offering and the pro forma net tangible book value per share after giving effect to the Transactions. As of December 31, 2013, after giving effect to the Transactions, our pro forma net tangible book value was approximately $             million, or $             per share based on              million ordinary shares outstanding prior to this offering. This represents an immediate dilution of $             per share to investors purchasing our ordinary shares in this offering. The following table illustrates this dilution per share assuming an initial public offering price of $             per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated expenses payable by us:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of December 31, 2013 after giving effect to the Transactions	$
Increase per share attributable to new investors

Pro forma net tangible book value per share as of December 31, 2013 after giving effect to this offering

Dilution per share to new investors		$

The following table summarizes, as of December 31, 2013, after giving effect to the Transactions, the number of ordinary shares we issued and sold, the total consideration we received and the average price per share paid to us by (i) SunEdison, our sole shareholder prior to this offering, (ii) the Samsung Purchasers in connection with the Samsung Private Placements and Mr. Ahmad Chatila in connection with his election to receive ordinary shares in lieu of a portion of his cash bonus from SunEdison and (iii) new investors purchasing ordinary shares in this offering. The table assumes an initial public offering price of $             per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
(in millions)
SunEdison		%	$	%	$
Samsung Purchasers and Ahmad Chatila
New investors

Total		100%	$	100%

A $1.00 increase or decrease in the assumed initial public offering price of $             per share, the midpoint of the price range listed on the cover page of this prospectus, would increase or decrease net tangible book value by $             million, or $             per share, and would increase or decrease the dilution per share to purchasers in this offering by $            , based on the assumptions set forth above.

Except as otherwise indicated, the discussion and tables above assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters’ option to purchase additional shares is exercised in full, SunEdison would own approximately     %, the Samsung Purchasers would own approximately             % and our new investors would own approximately         % of the total number of our ordinary shares outstanding after this offering.

To the extent that any options or other equity incentive grants are issued in the future (including pursuant to the equity incentive plans we expect to adopt in connection with the completion of this offering) with an exercise price or purchase price below the initial public offering price, new investors will experience further dilution.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The unaudited pro forma consolidated financial statements are presented to show how we might have looked if the Formation Transactions, Financing Transactions and Samsung Private Placements (collectively referred to herein as the Transactions) described below had occurred on the dates and for the periods indicated below. We derived the following unaudited pro forma consolidated financial statements by applying pro forma adjustments to the historical combined financial statements of SunEdison’s semiconductor materials business included elsewhere in this prospectus. The historical financial statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 appearing elsewhere in this prospectus are intended to represent the financial results of SunEdison’s semiconductor materials business that will be contributed to us as part of the Transactions for those periods.

The unaudited pro forma consolidated statements of operations for 2013 have been derived from the financial data of SunEdison’s semiconductor materials business (as derived from the combined financial statements appearing elsewhere in this prospectus) and give pro forma effect to the Transactions, including the use of the estimated net proceeds from this offering and the Samsung Private Placements, as if they had occurred on January 1, 2013. The unaudited pro forma consolidated balance sheet as of December 31, 2013 gives effect to the Transactions, including the use of the estimated net proceeds from this offering and the Samsung Private Placements, as if they had occurred on December 31, 2013.

The unaudited pro forma consolidated financial statements reflect certain adjustments that are necessary to present fairly our unaudited pro forma consolidated results of operations and our unaudited pro forma consolidated balance sheet as of and for the periods indicated. The pro forma adjustments give effect to events that are (i) directly attributable to the Transactions, (ii) factually supportable and (iii) with respect to the statement of operations, expected to have a continuing impact on us, and are based on assumptions that management believes are reasonable given the best information currently available.

The Formation Transactions for which we have made pro forma adjustments are as follows:

•	The contribution by SunEdison to SSL of all of the outstanding capital stock of its subsidiaries that own and operate its semiconductor materials business and all of the assets primarily related to its semiconductor materials business and held by SunEdison or its subsidiaries in exchange for aggregate consideration consisting of million ordinary shares, intercompany notes in an aggregate principal amount of $305.9 million and the assumption by SSL of $324.1 million of liabilities reflected on our balance sheet as of December 31, 2013 (to the extent not subsequently discharged) plus all other liabilities related to the semiconductor materials business.

•	The contribution to us by SunEdison of the 35% interest in SMP it has agreed to acquire from Samsung Fine Chemicals in exchange for consideration consisting of ordinary shares.

•	The net settlement of all outstanding intercompany balances and indebtedness and certain trade accounts (other than the $305.9 million intercompany notes, which will be repaid in full in connection with the Financing Transactions discussed below) between us and SunEdison.

The Financing Transactions and Samsung Private Placements for which we have made pro forma adjustments are as follows:

•	The sale of ordinary shares of SSL in this offering and the use of $89.9 million of the net proceeds therefrom, together with net proceeds of $192.4 million after deducting issuance costs from the borrowings under our new senior secured term loan and $93.3 million of net proceeds after deducting private placement commissions from the cash investment by Samsung Fine Chemicals in connection with the Samsung Private Placements, to repay in full the intercompany notes issued to SunEdison in connection with the asset transfers contemplated as part of the Formation Transactions.

•	The sale of ordinary shares of SSL in this offering to Samsung Electronics in exchange for the transfer to us of its 20% interest in MKC.

•	The use of approximately $10.4 million of the net proceeds of the Financing Transactions to repay existing third party indebtedness that we associate with the semiconductor materials business and the retention of approximately $59.2 million as cash on our balance sheet. The third party indebtedness consists of long-term notes bearing a fixed interest rate of 2.2% owed to a bank by our Japanese subsidiary. The notes mature at various times between 2014 and 2017, and the aggregate outstanding principal amount of the notes was $10.4 million as of December 31, 2013.

•	The execution of a new senior secured revolving credit facility with financial institutions that will provide us with up to $50.0 million of borrowings for working capital purposes.

The unaudited pro forma consolidated financial information is presented for informational purposes only. The unaudited pro forma consolidated financial information does not purport to represent what our results of operations or financial condition would have been had the transactions to which the pro forma adjustments relate actually occurred on the dates indicated, and they do not purport to project our results of operations or financial condition for any future period or as of any future date.

Our historical combined financial statements include expenses of SunEdison that were allocated to us for certain functions, including general corporate expenses related to communications, corporate administration, finance, legal, information technology, human resources, compliance, employee benefits and incentives, operations, research and development and stock compensation. These expenses were allocated in our historical results of operations on the basis of direct usage, where identifiable, with the remainder primarily allocated on the basis of revenue or other related sales metrics, headcount or number of our manufacturing plants. We consider the expense allocation methodology and results to be reasonable for all periods presented. However, these allocations may not necessarily be indicative of the actual expenses we would have incurred as an independent publicly traded company during the periods prior to this offering or of the costs we will incur in the future. Following this offering, SunEdison will continue to provide us with some of the services related to these functions on a transitional basis pursuant to a transition services agreement, and we expect to incur other costs to replace the services and resources that will not be provided by SunEdison. We generally expect to use these services for approximately one to two years following the completion of this offering, depending on the type of service and the location at which such service is provided. However, we may agree with SunEdison to extend the service periods or may terminate such service periods by providing prior written notice. We have not made any adjustments in these unaudited pro forma consolidated financial statements to reflect any potential changes to these allocated expenses as a result of the Transactions as we believe any such changes are not factually supportable at this time.

The unaudited pro forma consolidated statements of operations do not reflect certain non-recurring costs and expenses that we expect to incur in connection with the Transactions, including those related to the creation of a stand-alone infrastructure, facility separation costs, certain legal registration and patent assignment costs and professional fees. We expect these costs and expenses will range between approximately $3.0 million to $5.0 million and will be recorded by us in the period in which the Transactions are completed.

The unaudited pro forma consolidated balance sheet and statements of operations should be read in conjunction with the sections entitled “Prospectus Summary—Structure and Formation of Our Company,” “Use of Proceeds,” “Capitalization,” “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical combined financial statements and related notes thereto included elsewhere in this prospectus.

SunEdison Semiconductor Limited

(Semiconductor Materials Business of SunEdison)

Unaudited Pro Forma Consolidated Statement of Operations

For the Year Ended December 31, 2013

	Actual	Pro Forma Adjustments				Pro Forma
		Financing Transactions and Samsung Private Placements		Formation Transactions
	(in millions, except per share data)
Statement of Operations Data:
Net sales to non-affiliates	$911.5	$—		$—		$911.5
Net sales to affiliates	9.1	—		—		9.1
Cost of goods sold	838.9	—		—		838.9

Gross profit	81.7	—		—		81.7
Operating expenses:
Marketing and administration	105.1	—		—		105.1
Research and development	37.0	—		—		37.0
Restructuring (reversals) charges	(75.0)	—		—		(75.0)
Gain on receipt of property, plant and equipment	—	—		—		—
Long-lived asset impairment charges	33.6	—		—		33.6

Operating (loss) income	(19.0)	—		—		(19.0)

Non-operating expenses (income):
Interest expense	0.8	14.6	A,B	—		15.4
Interest income	(0.5)	—		—		(0.5)
Interest (income) expense, net-affiliates	(4.1)	—		4.1	A	—
Other, net	(3.9)	—		—		(3.9)

Total non-operating expenses (income)	(7.7)	14.6		4.1		11.0

(Loss) income before income tax expense	(11.3)	(14.6)		(4.1)		(30.0)
Income tax expense (benefit)	44.0	—		(0.7	)E	43.3

(Loss) income before equity in (loss) earnings of joint ventures	(55.3)	(14.6)		(3.4)		(73.3)
Equity in (loss) earnings of joint ventures, net of tax	—	—		(0.9	)F	(0.9)

Net (loss) income	(55.3)	(14.6)		(4.3)		(74.2)
Net (income) loss attributable to noncontrolling interests	(2.4)	2.4	C	—		—

Net (loss) income attributable to SSL	$(57.7)	$(12.2)		$(4.3)		$(74.2)

Basic (loss) income per share	N/A	$(0.30	)D	$(0.11	)D	$(1.84	)D
Diluted (loss) income per share	N/A	$(0.30	)D	$(0.11	)D	$(1.84	)D

See Notes to Unaudited Pro Forma Consolidated Financial Statements

SunEdison Semiconductor Limited

(Semiconductor Materials Business of SunEdison)

Unaudited Pro Forma As Adjusted Consolidated Balance Sheet

As of December 31, 2013

	Actual	Pro Forma Adjustments				Pro Forma As Adjusted
		Financing Transactions and Samsung Private Placements		Formation Transactions
	(in millions, except share data)
Assets
Current assets:
Cash and cash equivalents	$40.8	$365.1	G	$(305.9	)J	$100.0
Accounts receivable, net	98.6	—		—		98.6
Accounts receivable, affiliate	14.1	—		(14.1	)I	—
Inventories	128.1	—		—		128.1
Deferred tax assets	8.5	—		0.7	K	9.2
Prepaid and other current assets	23.5	—		1.9	K	25.4

Total current assets	313.6	365.1		(317.4)		361.3
Investments	—	—		135.2	F	135.2
Property, plant and equipment, net	724.9	—		(9.7	)L	715.2
Notes receivable, affiliate	18.7	—		(18.7	)I	—
Other assets	94.6	5.6	H	—		100.2

Total assets	$1,151.8	$370.8		$(210.6)		$1,312.0

Liabilities and Equity
Current liabilities:
Current portion of long-term debt	$2.8	$(2.8	)G	$—		$—
Accounts payable	105.1	—		—		105.1
Accounts payable, affiliate	106.8	—		(106.8	)I	—
Accrued liabilities	51.9	—		—		51.9
Accrued wages and salaries	35.3	—		—		35.3
Restructuring liabilities	47.6	—		—		47.6

Total current liabilities	349.5	(2.8)		(106.8)		239.9
Long-term debt, less current portion	7.6	190.4	G,H	—		198.0
Long-term debt, affiliate	—	—		—		—
Pension and post-employment liabilities	49.2	—		—		49.2
Restructuring liabilities	8.7	—		—		8.7
Other liabilities	25.6	—		0.7	K	26.3

Total liabilities	440.6	187.6		(106.1)		522.1

Equity:
Net SunEdison investment	777.2	—		36.7	I
				(806.1	)J
				1.9	K
				(9.7	)L

				(777.2)		—
Ordinary shares, no par value, 40,362,319 shares issued and outstanding on a pro forma basis	—	227.4	C,G	672.7	J	900.1
Accumulated other comprehensive loss	(110.2)	—		—		(110.2)

Total SSL equity	667.0	227.4		(104.5)		789.9
Noncontrolling interests	44.2	(44.2	)C	—		—

Total equity	711.2	183.2		(104.5)		789.9

Total liabilities and equity	$1,151.8	$370.8		$(210.6)		$1,312.0

See Notes to Unaudited Pro Forma Consolidated Financial Statements

SunEdison Semiconductor Limited

(Semiconductor Materials Business of SunEdison)

Notes to Unaudited Pro Forma Consolidated Financial Statements

A.	Reflects the elimination of interest expense of $0.8 million associated with the third party indebtedness of $10.4 million and the elimination of $4.1 million of interest income, affiliates associated with the intercompany indebtedness for the year ended December 31, 2013. All of this indebtedness will be repaid or net settled in connection with the completion of the Transactions.

B.	Reflects the addition of interest expense (which includes amortization of debt issuance discount and deferred issuance costs) of $15.4 million for the year ended December 31, 2013, related to borrowings in an aggregate amount of $200.0 million under a new five-year senior secured term loan, issued at a 1% discount, in connection with the Transactions at an assumed weighted-average effective interest rate of 7.4%, and the costs associated with our new $50.0 million three-year senior secured revolving credit facility. The actual interest rate on the senior secured term loan may vary from that assumed in the calculation of the pro forma amount and a 1/8 % variance in the interest rate associated with the senior secured term loan would result in a $0.3 million change in pro forma cash interest expense for the year ended December 31, 2013.

C.	Reflects the acquisition, in connection with the Samsung Private Placements, of the 20% interest in MKC recorded at $44.2 million of noncontrolling interest not previously held by us.

D.	The weighted-average number of shares used to compute pro forma basic and diluted earnings per share is 40.4 million, which will be the number of our ordinary shares outstanding immediately following the completion of the Transactions. We calculated the number of shares as follows:

(in millions)	Debit/ (Credit)
Shares issued to SunEdison
Shares offered hereby
Shares issued to Samsung Purchasers
Shares issued to Mr. Chatila

Total	40,362,319

E.	Reflects the tax effect of the pro forma adjustments to our consolidated statement of operations, as well as the estimated annual effective statutory tax rate in our new tax domicile, Singapore, which is offset by a full valuation allowance.

F.	Reflects the contribution to us by SunEdison of the 35% interest in SMP it has agreed to acquire from Samsung Fine Chemicals for $135.2 million and transfer to us. Our investment in SMP will be accounted for under the equity method of accounting, which reflects our pro rata share in loss of joint ventures, net of tax of $0.9 million.

No separate financial statements for SMP are required since this acquisition is not considered significant under applicable regulatory rules.

G.	Reflects the net cash received (paid) for the following transactions:

(in millions)	Debit/ (Credit)
Net proceeds from this offering	$89.9
Net proceeds from the $100.0 million cash investment by Samsung Fine Chemicals in connection with the Samsung Private Placements	93.3
Net proceeds from borrowings in an aggregate amount of $200.0 million under a new five-year senior secured term loan, issued at a 1% discount, and the $50 million three-year senior secured revolving credit facility after deducting issuance costs	192.4
Cash repay the short-term portion of existing third party indebtedness	(2.8)
Cash repay the long-term portion of existing third party indebtedness	(7.6)

$365.1

H.	Reflects borrowings of $200.0 million aggregate amount under a new senior secured term loan, issued at a 1% discount, in connection with the Transactions at an assumed weighted-average stated interest rate of 7.4%, as well as the deferred costs associated with both the incurrence of the senior secured term loan and the establishment of $50.0 million senior secured revolving credit facility. The senior secured revolving credit facility will have a three-year maturity. The adjustment follows:

(in millions)	Debit/ (Credit)
Cash and cash equivalents	$192.4
Other noncurrent assets	5.6
Long-term debt	(198.0)

$—

I.	Reflects the elimination of third party and intercompany indebtedness and certain trade accounts, accrued interest receivable, accrued interest payable and unamortized deferred debt issuance costs that will be repaid or net settled by us in connection with the completion of the Transactions. These assets and liabilities are included in the historical combined balance sheet. The adjustment follows:

(in millions)	Debit/ (Credit)
Cash	$(47.7)
Accounts receivable, affiliate	(14.1)
Note receivable, affiliate	(18.7)
Accounts payable, affiliate	106.8
Long-term debt (including current portion of $2.8 million)	10.4
Increase in net SunEdison investment arising from forgiveness of SunEdison indebtedness	(36.7)

—

J.	Reflects the transfer to us of SunEdison’s subsidiaries holding substantially all of the assets and liabilities of SunEdison’s semiconductor materials business in consideration for (i) all of our issued and outstanding ordinary shares prior to this offering; and (ii) intercompany notes, which will be repaid by a cash payment of $305.9 million. The adjustment follows:

(in millions)	Debit/ (Credit)
Cash and cash equivalents	$(133.4)
Net SunEdison investment	806.1
Ordinary shares*	(672.7)

$—

*	Represents million ordinary shares at no par value per share.

K.	The income tax provisions and related deferred tax assets and liabilities that have been reflected in our historical combined financial statements have been computed as if we were a separate taxpayer using the “separate return” method. However, in connection with the preparation of the pro forma consolidated financial statements, we have eliminated deferred income tax assets related to tax credit carryforwards which have or will be realized by SunEdison.

L.	Reflects the elimination of certain fixed assets that will be transferred to SunEdison as part of the Formation Transactions, which is reflected as a capital contribution. No depreciation or amortization is reflected with respect to these assets because they have been permanently idled.

SELECTED HISTORICAL COMBINED FINANCIAL DATA

The following table shows selected historical combined financial data at the dates and for the periods indicated. The selected historical combined statement of operations data and balance sheet data as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 were derived from our audited combined financial statements included elsewhere in this prospectus. The historical financial statements as of December 31, 2013 and 2012, and for the years ended December 31, 2013, 2012 and 2011 are intended to represent the financial results of SunEdison’s semiconductor materials business that will be contributed to us as part of the Transactions for those periods.

Our historical combined financial statements include expenses of SunEdison that were allocated to us for certain functions, including general corporate expenses related to communications, corporate administration, finance, legal, information technology, human resources, compliance, employee benefits and incentives, operations, research and development and stock compensation. These expenses were allocated in our historical results of operations on the basis of direct usage, where identifiable, with the remainder primarily allocated on the basis of revenue or other related sales metrics, headcount or number of our manufacturing plants. We consider the expense allocation methodology and results to be reasonable for all periods presented. However, these allocations may not necessarily be indicative of the actual expenses we would have incurred as an independent publicly traded company during the periods prior to this offering or of the costs we will incur in the future. No significant restructuring or impairment charges were included in these allocations from SunEdison.

The combined financial statements included in this prospectus may not be indicative of our future performance and do not necessarily reflect what our financial position and results of operations would have been had we operated as a stand-alone public company during the periods presented, including changes that will occur in our operations and capital structure as a result of the Transactions, including this offering.

The following tables should be read together with, and are qualified in their entirety by reference to, the historical combined financial statements and the related notes appearing elsewhere in this prospectus. Among other things, the historical combined financial statements include more detailed information regarding the basis of presentation for the information in the following table. The tables should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Certain Relationships and Related Party Transactions.”

The information presented in the following table under the caption “Other Financial Data” is not directly derived from the financial statements.

	Fiscal Year Ended December 31,
	2013	2012	2011
	(in millions)
Statement of Operations Data:
Net sales to non-affiliates	$911.5	$927.4	$1,051.3
Net sales to affiliates	9.1	6.8	147.0
Cost of goods sold	838.9	852.4	1,023.3

Gross profit	81.7	81.8	175.0
Operating expenses:
Marketing and administration	105.1	100.7	129.9
Research and development	37.0	33.4	38.2
Restructuring (reversals) charges	(75.0)	(149.6)	284.5
Gain on receipt of property, plant and equipment	—	(31.7)	—
Long-lived asset impairment charges	33.6	1.5	234.7

Operating (loss) income	(19.0)	127.5	(512.3)

Non-operating expenses (income):
Interest expense	0.8	1.0	5.9
Interest income	(0.5)	(0.7)	(1.0)
Interest (income) expense, net-affiliates	(4.1)	(2.2)	1.8
Other, net	(3.9)	3.1	(0.8)

Total non-operating expenses (income)	(7.7)	1.2	5.9

(Loss) income before income tax expense	(11.3)	126.3	(518.2)
Income tax expense	44.0	3.6	37.4

Net (loss) income	(55.3)	122.7	(555.6)
Net income attributable to noncontrolling interests(1)	(2.4)	(1.4)	(2.3)

Net (loss) income attributable to SSL	$(57.7)	$121.3	$(557.9)

Other Financial Data:
Adjusted EBITDA(2) (unaudited)	$74.6	$74.9	$170.2

	As of December 31,
	2013	2012

Balance Sheet Data:
Cash and cash equivalents	$40.8	$103.2
Working capital (3)	(35.9)	38.1
Property, plant and equipment, net	724.9	789.9
Total assets	1,151.8	1,513.2
Total liabilities	440.6	699.2
Total equity	711.2	814.0

(1)	Represents the 20% interest held by our partner in MKC that we will acquire in connection with the Samsung Private Placements.

(2)	Adjusted EBITDA is a non-GAAP financial measure. This measurement should not be viewed as an alternative to GAAP measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We define Adjusted EBITDA as earnings before net interest expense, income tax expense, depreciation and amortization, restructuring (reversals) charges, gain on receipt of property, plant and equipment, long-lived asset impairment charges and stock compensation expense. All of the omitted items are either (i) non-cash items or (ii) items that we do not consider in assessing our on-going operating performance. Because it omits non-cash items, we feel that Adjusted EBITDA is less susceptible to variances in actual performance resulting from depreciation, amortization and other non-cash charges and more reflective of other factors that affect our operating performance. Because it omits the other items, we believe Adjusted EBITDA is also more reflective of our on-going operating performance. We believe Adjusted EBITDA is useful to investors in evaluating our operating performance because:

•	securities analysts and other interested parties use such calculations as a measure of financial performance and debt service capabilities; and

•	it is used by our management for internal planning purposes, including aspects of our combined operating budget and capital expenditures.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations include:

•	it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, working capital;

•	it does not reflect interest expense or the cash requirements necessary to service interest or principal payments on our outstanding debt;

•	it does not reflect payments made or future requirements for income taxes;

•	it adjusts for restructuring (reversals) charges, gains on receipt of property, plant equipment, asset impairments and stock compensation expense factors that we do not consider indicative of future performance;

•	although it reflects adjustments for factors that we do not consider indicative of future performance, we may, in the future, incur expenses similar to the adjustments reflected in our calculation of Adjusted EBITDA in this prospectus; and

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and Adjusted EBITDA does not reflect cash requirements for such replacements.

Investors are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. The following table presents a reconciliation from net (loss) income attributable to SSL to Adjusted EBITDA:

	Fiscal Year Ended December 31,
	2013	2012	2011
	(unaudited)	(unaudited)	(unaudited)
	(in millions)
Net (loss) income attributable to SSL	$(57.7)	$121.3	$(557.9)
Add:
Interest expense, net	(3.8)	(1.9)	6.7
Income tax expense	44.0	3.6	37.4
Depreciation and amortization	119.6	118.7	144.3
Restructuring (reversals) charges	(75.0)	(149.6)	284.5
Gain on receipt of property, plant and equipment	—	(31.7)	—
Long-lived asset impairment charges	33.6	1.5	234.7
Stock compensation expense	13.9	13.0	20.5

Adjusted EBITDA	$74.6	$74.9	$170.2

(3)	Working capital is defined as our current assets minus current liabilities. As of December 31, 2013, our current assets included accounts receivable due from SunEdison of $14.1 million and our current liabilities included accounts payable to SunEdison of $106.8 million. All of these intercompany balances and certain trade accounts will be net settled in connection with the Transactions. Excluding these amounts, our working capital would have been $56.8 million as of December 31, 2013.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion analyzes the historical financial condition and results of operations of the semiconductor materials business operated by SunEdison. The historical combined financial statements of the semiconductor materials business as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 appearing elsewhere in this prospectus were prepared on a ‘‘carve-out’’ basis from SunEdison and are intended to represent the financial results during those periods of SunEdison’s semiconductor materials business that will be contributed to SunEdison Semiconductor Limited as part of the Transactions. However, these combined financial statements do not purport to reflect what the results of operations, comprehensive (loss) income, financial position, equity or cash flows would have been had we operated as a standalone public company during the periods presented.

You should read the following discussion of the historical financial condition and results of operations of our business in conjunction with the historical combined financial statements and accompanying notes of our combined financial statements included elsewhere in this prospectus. This discussion includes forward-looking statements that are subject to risks and uncertainties that may result in actual results differing from statements we make. See ‘‘Cautionary Statement Concerning Forward-Looking Statements.’’ Factors that could cause actual results to differ include those risks and uncertainties that are discussed in ‘‘Risk Factors.’’

Executive Overview

We are a global leader in the development, manufacture and sale of silicon wafers to the semiconductor industry. Wafers are used as the base substrate for nearly all semiconductor devices, which in turn provide the foundation for the entire electronics industry. Our business was established in 1959 and was known during most of our history as MEMC. We have developed a broad product portfolio, an extensive global manufacturing footprint, process technology expertise and supply chain flexibility, while increasing our capital efficiency and maintaining a lean operating culture.

We primarily sell our products to all of the major semiconductor manufacturers in the world, including integrated device manufacturers and pure-play semiconductor foundries, and to a lesser extent, leading companies that specialize in wafer customization. During 2013, our largest customers were Samsung, TSMC and STMicroelectronics. We operate facilities in major semiconductor manufacturing regions throughout the world, including Taiwan, Malaysia, South Korea, Italy, Japan and the United States.

The semiconductor wafer industry has undergone significant consolidation over the past 20 years, from more than 20 suppliers in the 1990s to only 5 major suppliers today, including Shin-Etsu Handotai, SUMCO Corporation, Siltronic AG, LG Siltron and us, which suppliers accounted for approximately 90% of all semiconductor wafer sales in 2012, according to Gartner. This consolidation is due in large part to the significant increase in the capital investment and manufacturing capacity needed to compete effectively. We have expanded our market share by revenue from 8% in 2008 to 10% in 2012, according to Gartner. The table below sets forth our net sales, net (loss) income attributable to SSL and Adjusted EBITDA for the years ended December 31, 2013, 2012 and 2011:

	For the Year Ended December 31,
	2013	2012	2011
	(in millions)
Net sales	$920.6	$934.2	$1,198.3
Net (loss) income attributable to SSL	$(57.7)	$121.3	$(557.9)
Adjusted EBITDA (1) (unaudited)	$74.6	$74.9	$170.2

(1)	See “—How We Assess the Performance of Our Business—Adjusted EBITDA” for the definition of Adjusted EBITDA and a reconciliation from net (loss) income attributable to SSL to Adjusted EBITDA.

Factors Affecting Our Results of Operations

Semiconductor Market Cyclicality

Overall demand for semiconductors has generally increased over time. For example, according to the Semiconductor Industry Association and World Semiconductor Trade Statistics, between 2007 and 2012, semiconductor unit sales and the overall semiconductor market revenue grew at CAGRs of 3.1% and 2.7%, respectively. Despite this long-term growth for semiconductors, short-term demand for semiconductor wafers is subject to considerable volatility and cyclicality due to changes in the supply and demand for semiconductor devices, which is impacted by general economic conditions, including consumer spending levels. For example, according to Gartner, overall unit sales volumes for semiconductor silicon wafers worldwide declined in 2011 and 2012. Our wafer unit sales volume experienced a similar decline in 2011, but remained flat in 2012 and increased 6.4% in 2013 compared to 2012.

Manufacturing Capacity Utilization

The semiconductor wafer industry is capital-intensive due to the investments in manufacturing capacity needed to compete effectively. Our semiconductor wafer manufacturing processes are highly complex, require advanced and increasingly costly equipment and need to be continuously modified or maintained in response to our customer requirements. As a result of these significant fixed costs, changes in our manufacturing plant utilization have a significant impact on our results of operations in any particular period. Fluctuations in demand for silicon devices often result in periods of manufacturing over- or under-capacity within the semiconductor wafer industry. We focus on maximizing our manufacturing capacity utilization throughout periods of fluctuating demand for semiconductor devices through close collaboration with our customers to understand their anticipated product requirements. In addition, our engineers’ understanding of both the science and operation of the tools within our factories enables us to streamline equipment controls, software interfaces and operational parameters, allowing us to utilize our manufacturing capacity more efficiently. We have also designed our manufacturing processes to be flexible and scalable with low to moderate additional capital investment necessary to pursue new opportunities or increase capacity, and we continuously review our global manufacturing footprint to manage our existing capacity in light of current industry conditions.

Semiconductor Wafer Pricing Fluctuations

Semiconductor wafer average selling prices have fluctuated in recent years based on changes in the supply and demand for semiconductor devices. For example, in 2011, merchant semiconductor silicon wafer average selling prices worldwide increased by 12.8% as compared to prices in 2010, while average prices decreased by approximately 8.8% in 2012 as compared to prices in 2011, according to Gartner. The average selling price increase in 2011 was primarily due to the supply impacts of the earthquake and tsunami in Japan. Semiconductor wafer price fluctuations can have a significant impact on our net sales and gross margins. In addition, consolidation within the semiconductor industry has also increased the purchasing power of our customers over time, resulting in downward pressure on wafer average selling prices. In response to the recent price declines, we have focused on reducing our manufacturing costs, improving our product mix and expanding our market share in an effort to minimize the adverse impact on our sales and gross profit.

Introduction of New Products and Product Mix

Recent growth in semiconductor demand has been largely attributable to the proliferation of mobile devices, such as smart phones and tablets. Semiconductors used in applications such as mobile devices and cloud infrastructure are increasingly requiring EPI wafers, which enable lower power consumption due to their near perfect surface characteristics. According to Gartner, the epitaxial semiconductor silicon wafer market is expected to grow from $3.0 billion in 2013 to $3.8 billion in 2017, representing a 6.1% CAGR. Similarly, demand for SOI wafers is growing as a result of the ability of SOI wafers to improve switching speeds and enhance the performance of RF devices such as power amplifiers, switches and sensors. According to the SOI Industry Consortium, the total available market for SOI wafers is expected to double over the next five years, driven by the increased penetration in mobile system-on-chips and RF devices. We have been a leader in the development of these advanced substrates and believe we are well-positioned to capitalize on the growth opportunities resulting from the increasing demand for EPI and SOI wafers. In 2013 and 2012, EPI and SOI wafer sales represented approximately one-third of our net sales to non-affiliates. We typically realize greater gross margin on our more highly engineered wafers, such as our EPI and SOI wafers, and the mix of products sold by us in any given period will impact our overall gross profits.

Restructuring and Cost-Improvement Initiatives

We have implemented several initiatives since 2009 designed to rationalize our use of resources, optimize those resources for the most attractive market opportunities and manage our production capacity to efficiently meet demand. During the fourth quarter of 2011, SunEdison committed to a series of actions to reduce its global workforce, right size its production capacity and accelerate operating cost reductions across each of its business segments in 2012 and beyond, or the 2011 Global Plan. In connection with the 2011 Global Plan, we reduced our workforce by approximately 11% and shuttered our Merano, Italy polysilicon facility. Primarily as a result of these actions, we incurred restructuring charges of $284.5 million and long-lived asset impairment charges of $234.7 million in 2011. We have achieved significant annualized cost savings and productivity improvements as a result of these restructuring actions and other cost improvement initiatives. We implemented similar cost and significant workforce reductions and a facility realignment in 2009. For more information regarding these restructuring and impairment activities, see Note 3 to our combined financial statements included elsewhere in this prospectus.

As part of our efforts to implement the 2011 Global Plan, we executed two settlement agreements with Evonik Industries AG, or Evonik, in September 2012 to settle disputes arising from our early termination of two take-or-pay supply agreements related to our Merano, Italy polysilicon facility. Pursuant to the settlement, we forfeited a deposit of $10.2 million and agreed to pay Evonik a total of 70.0 million Euro, of which 25.0 million Euro was paid in 2012 and 45.0 million Euro was paid in 2013. As a result of this restructuring-related settlement, a favorable adjustment to our 2011 Global Plan liabilities was made during the third quarter of 2012 resulting in $65.8 million of income within restructuring charges (reversals) since we settled the take-or-pay obligations for less than what we previously estimated and accrued. Additionally, in December 2012, as part of the settlement with Evonik, we obtained title to a chlorosilanes plant, which resulted in the recognition of a $31.7 million gain in the fourth quarter of 2012.

As a result of shuttering our Merano, Italy polysilicon facility, we executed a letter of agreement pertaining to a polysilicon supply agreement on December 14, 2012 with a subsidiary of SunEdison. This letter agreement required the subsidiary of SunEdison to reimburse us 57.9 million Euro related to damages paid to suppliers and lost profits. As a result of this letter of agreement, we recorded approximately $75.7 million of income within restructuring charges (reversals) in 2012. Similarly, in September 2013, we executed a letter of agreement with the SunEdison subsidiary related to damages paid to suppliers and lost profits in 2013 and recorded approximately $62.9 million of income within restructuring charges (reversals) for the year ended December 31, 2013.

A majority of our polysilicon assets at our Merano, Italy polysilicon facility were previously written down to their estimated salvage value. We established the carrying value of the chlorosilanes assets obtained from Evonik at our Merano, Italy polysilicon facility based upon management’s estimate of the probability as to whether this facility would be re-opened or permanently closed.

In the fourth quarter of 2013, management concluded an analysis as to whether to restart the Merano, Italy polysilicon facility and determined that, based on recent developments and current market conditions, restarting the facility was not aligned with our business strategy. Accordingly, we have decided to indefinitely close the previously shuttered Merano, Italy polysilicon facility and chlorosilanes facilities obtained from Evonik. As a result, during the three months ended December 31, 2013, we recorded $33.6 million of non-cash impairment charges to write-down these assets to their current estimated salvage value. In connection with our decision to indefinitely close the facilities, we also made insignificant revisions to other estimated liabilities that were previously accrued as part of our 2011 Global Plan. While we do not currently expect to revisit this decision absent a significant change, such as a material increase in the market price of polysilicon, significantly increased internal demand for polysilicon or unexpected supply constraints, we will continue to periodically assess the impairment of long-lived assets/asset groups when conditions indicate a possible loss. As of December 31, 2013, we believe we have adequately accrued all estimated expenses we expect to incur in the future with respect to this facility. However, actual future expenses could differ from our estimates.

On February 7, 2014, we determined to commence a plan to consolidate our crystal operations. The consolidation will include transitioning small diameter crystal activities from our St. Peters, Missouri facility to other crystal facilities in Korea, Taiwan and Italy. The consolidation of crystal activities will affect approximately 120 employees in St. Peters and will be implemented over the 12 months following the commencement of the plan. We estimate that we will incur approximately $4.0 million to $6.0 million of expense as a result of this action, primarily related to termination costs of the affected employees, of which we expect to incur approximately $3.0 million to $5.0 million in the first quarter of 2014 and the balance over the next 12 to 18 months.

Foreign Currency Exchange Rates

As a result of our international operations, we generate a portion of our net sales and incur a portion of our expenses in currencies other than the U.S. dollar, including the Japanese Yen, New Taiwan Dollar, Euro, Korean Won and Malaysian Ringgit. Our results of operations are impacted by currency exchange rate fluctuations to the extent that we are unable to match net sales received in foreign currencies with expenses incurred in the same currency. For example, where we have significantly more expenses than net sales generated in a foreign currency, our profit from operations in that location would be adversely affected in the event that the U.S. dollar depreciates against that foreign currency. To protect against reductions in value and volatility of future cash flows caused by changes in foreign exchange rates, we have established transaction-based hedging programs. Our hedging programs reduce, but do not always eliminate, the impact of foreign currency exchange rate movements. We record the effects from changes in foreign currency exchange rates in our combined statement of operations in other, net.

In addition, since we present our combined financial statements in U.S. dollars, we must translate the assets, liabilities, net sales and expenses of a substantial portion of our foreign operations into U.S. dollars at applicable exchange rates. Consequently, increases or decreases in the value of the U.S. dollar may affect the value of these items with respect to our non-U.S. dollar businesses in our combined financial statements, even if their value has not changed in their local currency. For example, a stronger U.S. dollar will reduce the relative value of reported results of non-U.S. dollar operations and, conversely, a weaker U.S. dollar will increase the relative value of the non-U.S. dollar operations. These translations could significantly affect the comparability of our results between financial periods or result in significant changes to the carrying value of our assets, liabilities and equity.

Comparability of Historical Results and Our Relationship with SunEdison

We currently operate as a business segment of SunEdison. Our combined financial statements included in this prospectus have been derived from the consolidated financial statements and accounting records of SunEdison and include allocations for direct costs and indirect costs attributable to the operations of the semiconductor materials business of SunEdison. These combined financial statements do not purport to reflect what the results of operations, comprehensive (loss) income, financial position, equity or cash flows would have been had we operated as a standalone public company during the periods presented. For a detailed description of the basis of presentation and an understanding of the limitations of the predictive value of the historical combined financial statements, see Notes 1 and 2 to our combined financial statements included elsewhere in this prospectus.

Our historical combined financial statements may also not be reflective of what our results of operations, comprehensive (loss) income, financial position, equity or cash flows might be in the future as a standalone public company as a result of the following matters.

For the impact of certain of these anticipated differences, see “Unaudited Pro Forma Consolidated Financial Statements.” For additional information regarding the agreements that we will enter into with SunEdison to provide a framework for our ongoing relationship, see “Certain Relationships and Related Party Transactions.”

Centralized Support Functions

Our historical combined financial statements include expense allocations for certain support functions that were provided on a centralized basis within SunEdison, such as general corporate expenses related to communications, corporate administration, finance, legal, information technology, human resources, compliance, employee benefits and incentives, operations, research and development and stock compensation. These allocated costs are not necessarily indicative of the costs that we may incur in the future as a standalone public company. Following this offering, SunEdison will continue to provide us with some of the services related to these functions on a transitional basis pursuant to a transition services agreement, and we expect to incur other costs to replace the services and resources that will not be provided by SunEdison. We generally expect to use these services for approximately one to two years following the completion of this offering, depending on the type of service and the location at which such service is provided. However, we may agree with SunEdison to extend the service periods or may terminate such service periods by providing prior written notice. For additional information on the Transition Services Agreement, see “Certain Relationships and Related Party Transactions—Transition Services Agreement.”

During the period that SunEdison will provide services for us pursuant to the Transition Services Agreement, we expect to incur higher costs for certain services than the allocated costs included in our historical combined financial statements because we will incur additional expenses to build up our organization to perform such functions internally in addition to the amounts we will pay SunEdison for such services. After the termination of the Transition Services Agreement, we expect certain costs incurred to be lower than the allocated costs included in our historical combined financial statements because we believe we will be able to perform such functions at a lower cost than the allocated amounts.

Compensation and Benefit Plan Matters

During the periods presented, most of our employees were eligible to participate in various SunEdison benefit programs. Our historical combined financial statements include an allocation of the costs of such employee benefit plans. These costs were allocated based on our employee population for each of the periods presented. The allocated costs included in our historical combined financial statements could differ from amounts that would have been incurred by us had we operated on a stand-alone basis and are not necessarily indicative of costs to be incurred in the future. Since substantially all of SunEdison’s pension and other post-employment benefit plans relate solely to our employees, our combined balance sheets include net benefit obligations related to those plans and those benefit plans in certain foreign locations that are our direct obligations.

We expect to institute competitive compensation policies and programs as a standalone public company, the expenses for which may differ from the compensation expense allocated by SunEdison in our combined financial statements. For a detailed description of our current compensation policies as a business segment of SunEdison and anticipated compensation policies following this offering, see “Executive Compensation.”

Public Company Expenses

As a result of this offering, we will become subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. We will be required to establish procedures and practices as a standalone public company in order to comply with our obligations under those laws and the related rules and regulations. As a result, we will incur additional costs, including internal audit, investor relations, stock administration and regulatory compliance costs. These additional costs may differ from the costs that were historically allocated to us from SunEdison.

Polysilicon Costs

We have historically obtained our requirements for polysilicon primarily from SunEdison’s facility in Pasadena, Texas, as well as from other external polysilicon suppliers. We have reflected the price of polysilicon obtained from SunEdison in our historical cost of goods sold at prices which have historically trended above prevailing market prices. Following the completion of this offering, we expect SunEdison to continue to commit to supplying us with our polysilicon requirements. However, following the Transactions, we will own a 35% interest in SMP, which owns a polysilicon manufacturing facility in South Korea that is currently under construction. The SMP facility is expected to be completed in the second half of 2014. We expect to purchase polysilicon from SunEdison on a purchase order basis at competitive market prices until SMP achieves commercial capabilities to produce electronic grade polysilicon. After SMP achieves such commercial capabilities, we expect to purchase a portion of our polysilicon from SMP on a purchase order basis at competitive market prices. As a result, it is likely that our costs to obtain polysilicon will differ from the costs that were historically allocated to us from SunEdison.

Income Taxes

The operations of our business have been included in the consolidated U.S. federal income tax return and certain foreign income tax returns of SunEdison. The income tax provisions and related deferred tax assets and liabilities that have been reflected in our historical combined financial statements have been computed as if we were a separate taxpayer using the “separate return” method. These amounts are not necessarily indicative of what our income tax provisions and related deferred tax assets and liabilities will be in the future following the completion of this offering. We intend to enter into a tax matters agreement with SunEdison immediately prior to the completion of this offering that will govern the parties’ respective rights, responsibilities and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and other matters regarding taxes. For additional information on the tax matters agreement, see “Certain Relationships and Related Party Transactions—Tax Matters Agreement.”

Indebtedness

Our historical balance sheets include intercompany loans to and from SunEdison and long-term notes owed to a bank by our Japanese subsidiary. We did not have any long-term intercompany borrowings from SunEdison as of December 31, 2013. Our long-term debt totaled $10.4 million as of December 31, 2013. We also have $18.7 million of various note receivables due from SunEdison as of December 31, 2013. Our total indebtedness and certain trade accounts will be net settled in connection with the Transactions. In connection with the Financing Transactions, we expect to incur a significant amount of additional indebtedness under a $200.0 million term loan, issued at a 1% discount. As a result, our interest expense after completion of the Transactions will increase significantly from those amounts reflected in our historical combined financial statements.

Key Components of our Combined Statement of Operations

Net Sales

We generate sales to non-affiliates primarily through the manufacture and sale of semiconductor wafers. Depending on market conditions, we also sell intermediate products, such as polysilicon, trichlorosilane, or TCS, gas, ingots and scrap wafers to semiconductor device and equipment makers. These sales have not been material to our results of operations following the shuttering of our Merano, Italy polysilicon facility in December 2011. In 2013, Samsung, TSMC and STMicroelectronics accounted for approximately 21%, 16% and 11%, respectively, of our net sales to non-affiliates.

Sales to our customers are generally governed by purchase orders or, in certain cases, agreements with durations of one year or less that include pricing terms and estimated quantity requirements. Our customer agreements generally do not require that a customer purchase a minimum quantity of wafers. We also sell silicon wafers to certain customers under consignment arrangements. These consignment arrangements generally require us to maintain a certain quantity of wafers in inventory at the customer’s facility or at a storage facility designated by the customer.

Sales to affiliates mainly represent polysilicon sales made to subsidiaries of SunEdison, which are subsequently sold to external parties. We sold these polysilicon products on a cost plus basis primarily from our Merano, Italy polysilicon facility. Following the shuttering of our Merano, Italy polysilicon facility, our sales to affiliates are insignificant.

We recognize revenue for semiconductor wafer and other product sales when title transfers, the risks and rewards of ownership have been transferred to the customer, the fee is fixed or determinable and collection of the related receivable is reasonably assured, which is generally at the time of shipment for non-consignment orders. In the case of consignment orders, title passes when the customer pulls the product from the assigned storage facility or if the customer does not pull the product within a contractually stated period of time (generally 60–90 days) at the end of that period, or when the customer otherwise agrees to take title to the product.

Costs and Expenses

Cost of Goods Sold

Our cost of goods sold consists principally of the following:

•	Production Materials Costs. The cost of production materials relates to our cost of acquiring raw materials, components and semi-finished goods. While we purchase much of the raw materials used in production on a global basis, these costs can be impacted by local market conditions.

•	Employee Costs. Employee costs include the salary and benefit charges, including stock-based compensation expense, for employees involved in manufacturing our products. We rely heavily on temporary employees in certain geographies, which gives us improved flexibility to meet shifts in demand.

•	Other. Our remaining cost of goods sold consists of production engineering activities, customer-related customization costs, depreciation of fixed assets, freight costs, operating lease expenses, outsourcing or subcontracting costs relating to services used by us on an occasional basis during periods of excess demand and other general manufacturing expenses, such as expenses for energy consumption.

Marketing and Administration

Our marketing and administration expense consists of all expenditures incurred in connection with the sales and marketing of our products, as well as non-manufacturing related administrative overhead costs, including:

•	Salary and Benefit Costs. These costs relate to salaries and benefits, including stock-based compensation expense, for sales personnel and administrative staff. Expenses relating to our sales personnel generally increase or decrease with changes in sales volume due to the need to increase or decrease sales personnel to meet changes in demand. Aggregate expenses relating to our administrative staff are generally less influenced by changes in sales volumes. We have reduced our administrative headcount over the past few years in connection with our restructuring activities.

•	Maintenance. Maintenance expenses relate to the use and maintenance of our administrative offices.

•	Other Administrative Expenses. These costs include expenses relating to logistics and information systems, legal, compliance, audit and accounting expenses.

•	Other. Our remaining marketing and administration expenses consist of other selling and general advertising costs, such as expenses incurred in connection with travel and communications.

Changes in marketing and administration expenses as a percent of net sales have historically been impacted by a number of factors, including:

•	Volume Changes. Higher volumes enable us to spread the fixed portion of our marketing and administration expense over more net sales.

•	Product Mix. Some products require more customer support and sales efforts than others so a change in product mix may affect marketing and administrative expenses.

•	Customer Base. Changes in our customer base may affect the required level of sales and marketing support as new customers require more attention.

•	New Products. New product launches in existing and new markets typically involve more intense sales and marketing activity before they are integrated into customer applications.

Research and Development

Research and development, or R&D, expense consists primarily of costs related to direct product development and application engineering. Development expense is typically associated with engineering labor, technology costs, capital expenditures and re-tooling costs for the development and advancement in the design of new products or processes to align our technology innovation efforts with our customers’ requirements for new and evolving applications. The level of R&D expense is related to the number of products in development, the stage of development process, the complexity of the underlying technology and the potential scale of the product upon successful commercialization. All R&D costs are expensed as incurred.

Restructuring (Reversals) Charges

Restructuring (reversals) charges consist primarily of (i) employee termination costs, including severance, outplacement and other one-time separation benefits, (ii) estimated liabilities and subsequent adjustments related to contract settlement, cancellation or termination payments and penalties and (iii) facility closure and other exit costs. See “—Factors Affecting Our Results of Operations—Restructuring and Cost-Improvement Initiatives.”

Long-Lived Asset Impairment Charges

When indicators of impairment exist, we perform reviews to determine whether the carrying value of an asset is impaired, based on comparisons to undiscounted expected future cash flows. If this comparison indicates that there is impairment, the impaired asset is written down to its estimated fair value, which is typically calculated using: (i) quoted market prices, including appraisals or (ii) discounted expected future cash flows utilizing an appropriate discount rate. Impairment is based on the excess of the carrying amount over the fair value of those assets. During 2011, due to the significance of the market downturn, we performed an asset impairment analysis of the polysilicon production assets at our Merano, Italy polysilicon facility. As a result of that analysis, we reduced the net carrying value of the Merano assets to its net realizable salvage value and incurred a charge of $221.4 million. In addition, in the fourth quarter of 2013, management concluded an analysis as to whether to restart the Merano, Italy polysilicon facility and determined that, based on recent developments and current market conditions, restarting the facility was not aligned with our business strategy. Accordingly we have decided to indefinitely close the Merano, Italy polysilicon and chlorosilanes facilities. As a result, during the three months ended December 31, 2013, we recorded $33.6 million of non-cash impairment charges to write-down these assets to their current estimated salvage value.

Non-Operating Expense (Income)

Non-operating expense (income) represents interest expense, interest income and other expenses, such as the effects from changes in foreign currency exchange rates and settlements of derivative foreign currency forward contracts. Interest expense has consisted primarily of interest expense on intercompany loans from SunEdison and other financing obligations. Interest expense also includes interest expense on liabilities arising from uncertain tax positions. Interest income represents interest earned on cash, cash equivalents and short-term money market investments and intercompany loans to SunEdison.

Income Taxes

The operations of our business have been included in the consolidated U.S. federal income tax return and certain foreign income tax returns of SunEdison. The income tax provisions and related deferred tax assets and liabilities that have been reflected in our historical combined financial statements have been estimated as if we were a separate taxpayer. We are subject to taxation in all geographies in which we operate, and as a standalone entity, will file tax returns in each jurisdiction in which we operate.

Deferred income taxes arise because of a different tax basis of assets or liabilities between financial accounting and tax accounting, which are known as temporary differences. We record the tax effect of these temporary differences as deferred tax assets (generally items that can be used as a tax deduction or credit in future periods) and deferred tax liabilities (generally items for which we received a tax deduction, but have not yet been recorded in the combined statement of operations). We regularly review our deferred tax assets for realizability, taking into consideration all available evidence, both positive and negative, including historical and projected pre-tax and taxable income (losses) and the expected timing of the reversals of existing temporary differences. In arriving at these judgments, the weight given to the potential effect of all positive and negative evidence is commensurate with the extent to which it can be objectively verified.

Our business consists of the combined operations of certain entities currently owned by SunEdison, which is incorporated in the State of Delaware. We have historically been included in SunEdison’s consolidated U.S. federal income tax return and our income taxes are computed and reported under the “separate return” method. In connection with the Formation Transactions, our tax structure will change prospectively but there will be no changes to our historical financial statements.

How We Assess the Performance of Our Business

In assessing the performance of our business, we consider a variety of performance and financial measures. Our principal performance measures include net sales and Adjusted EBITDA.

Net Sales

We evaluate net sales because it helps us measure the impact of general economic and industry trends and conditions, changes in our production volumes and product pricing, the effectiveness of our sales and marketing and R&D activities, the impact of new product introductions and technological innovations and the effect of competition over a given period. Our net sales from products include total sales less estimates of returns due to product quality reasons and pricing allowances. Our overall net sales are generally impacted by the following factors, among others:

•	fluctuations in overall economic activity within the geographic markets in which we operate;

•	changes in production capacity within the semiconductor wafer industry;

•	changes in wafer average selling prices;

•	the number of semiconductors used within existing applications and the development of new applications requiring semiconductors;

•	the “mix” of products sold, including the proportion of new or upgraded products and their pricing relative to existing products;

•	changes in product sales prices (including quantity discounts, rebates and cash discounts for prompt payment);

•	changes in the level of competition faced by our products, including the launch of new products by competitors;

•	our ability to successfully develop and launch new products and applications; and

•	fluctuations in exchange rates.

Adjusted EBITDA

We believe that Adjusted EBITDA is a useful performance measure and we use it to facilitate a comparison of our operating performance on a consistent basis from period-to-period and to provide for a more complete understanding of factors and trends affecting our business. We also use Adjusted EBITDA as one of the primary methods for planning and forecasting overall expected performance and for evaluating on a quarterly and annual basis actual results against such expectations, and is likely to be used as a performance evaluation metric in determining achievement of certain compensation programs and plans for employees, including our senior executives.

We define Adjusted EBITDA as earnings before net interest expense, income tax expense, depreciation and amortization, restructuring (reversals) charges, gain on receipt of property, plant and equipment, long-lived asset impairment charges and stock compensation expense. All of the omitted items are either (i) non-cash items or (ii) items that we do not consider reflective of our on-going operating performance. Because it omits non-cash items, we feel that Adjusted EBITDA is less susceptible to variances in actual performance resulting from depreciation, amortization and other non-cash charges and more reflective of our on-going operating performance.

The table below presents a reconciliation of net (loss) income attributable to SSL to Adjusted EBITDA for the years ended December 31, 2013, 2012 and 2011:

	For the Year Ended December 31,
	2013	2012	2011
	(unaudited)	(unaudited)	(unaudited)
	(in millions)
Net (loss) income attributable to SSL	$(57.7)	$121.3	$(557.9)
Add:
Interest expense, net	(3.8)	(1.9)	6.7
Income tax expense	44.0	3.6	37.4
Depreciation and amortization	119.6	118.7	144.3
Restructuring (reversals) charges	(75.0)	(149.6)	284.5
Gain on receipt of property, plant and equipment	—	(31.7)	—
Long-lived asset impairment charges	33.6	1.5	234.7
Stock compensation expense	13.9	13.0	20.5

Adjusted EBITDA	$74.6	$74.9	$170.2

Adjusted EBITDA is a non-GAAP financial measure. This measure should not be viewed as an alternative to GAAP measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for an analysis of our results as reported under GAAP. For a discussion of these limitations, see Note 3 in “Summary Historical and Pro Forma Financial Data.”

Results of Operations

Year Ended December 31, 2013, Compared with Year Ended December 31, 2012

Net Sales

	For the Year Ended December 31,		Change
	2013	2012	Dollars	Percent
(dollars in millions)
Net sales to non-affiliates	$911.5	$927.4	$(15.9)	(1.7)%
Net sales to affiliates	9.1	6.8	2.3	33.8%

Net sales	$920.6	$934.2	$(13.6)	(1.5)%

Net sales to non-affiliates decreased for the year ended December 31, 2013 compared to the prior year primarily due to semiconductor wafer price decreases totaling $65.0 million driven by softness in the semiconductor industry in 2013, as well as an aggregate amount of $9.5 million due to a less favorable product mix as a result of higher sales of lower priced wafers and a decrease in net sales of intermediate byproducts of polysilicon and scrap wafers offset in large part by volume increases of $58.6 million. Unit volume increased across all wafer diameters as a result of increased sales to certain existing customers and improved market demand. Average selling price decreases occurred primarily with 300mm semiconductor wafers due to a competitive market environment, overcapacity and the weakening of the Japanese Yen, which lowered the relative prices charged by Japanese semiconductor wafer manufacturers in markets outside Japan. The average selling prices of our wafers for the year ended December 31, 2013 were approximately 7.1% lower than the average selling prices for the same period in 2012.

Gross Profit

	For the Year Ended December 31,		Change
	2013	2012	Dollars	Percent
(dollars in millions)
Cost of goods sold	$838.9	$852.4	$(13.5)	(1.6)%
Gross profit	$81.7	$81.8	$(0.1)	(0.1)%
Gross margin	8.9%	8.8%

Gross margin remained relatively consistent for the year ended December 31, 2013 compared to the prior year period primarily due to lower average selling prices for our wafers offset entirely by reduced unit costs on higher product volume, improved operational efficiencies and continued focus on manufacturing cost reductions.

Marketing and Administration

	For the Year Ended December 31,		Change
	2013	2012	Dollars	Percent
(dollars in millions)
Marketing and administration	$105.1	$100.7	$ 4.4	4.4%
As a percentage of net sales	11.4%	10.8%

Marketing and administration expenses increased for the year ended December 31, 2013 compared to the prior year primarily as a result of the absence of $4.0 million in insurance recoveries related to the earthquake and tsunami in Japan which reduced marketing and administration expense in 2012. We had no similar insurance recoveries during the year ended December 31, 2013.

Research and Development

	For the Year Ended December 31,		Change
	2013	2012	Dollars	Percent
(dollars in millions)
Research and development	$37.0	$33.4	$ 3.6	10.8%
As a percentage of net sales	4.0%	3.6%

R&D expenses increased for the year ended December 31, 2013 compared to the prior year primarily due to spending to enhance our capabilities in advanced substrates and to broaden our product offerings. This increase in R&D spending primarily related to hiring additional engineers and purchasing test equipment to support advancing crystal capabilities in support of customer requirements, especially on larger diameter products.

Restructuring Reversals

	For the Year Ended December 31,		Change
	2013	2012	Dollars	Percent
(dollars in millions)
Restructuring reversals	$ (75.0)	$ (149.6)	$ 74.6	(49.9)%

We recorded restructuring reversals for the year ended December 31, 2013 due to a $62.9 million favorable settlement of a polysilicon supply agreement with a subsidiary of SunEdison. We also had $12.1 million of other net favorable revisions to our estimated restructuring liabilities, primarily due to the settlement of certain contractural obligations and changes in estimates related to the restructuring actions associated with our 2011 Global Plan.

We recorded restructuring reversals for the year ended December 31, 2012 as a result of our settlement agreement with Evonik, which resulted in $65.8 million of income within restructuring charges. In addition, we recorded approximately $75.7 million of income within restructuring charges due to the favorable settlement of a polysilicon supply agreement with a subsidiary of SunEdison. We also had $8.1 million of other net favorable revisions to our estimated restructuring liabilities based on actual results differing from our previous estimates.

Gain on Receipt of Property, Plant and Equipment

	For the Year Ended December 31,		Change
	2013	2012	Dollars	Percent
(dollars in millions)
Gain on receipt of property, plant and equipment	$—	$(31.7)	$31.7	n/m

We recognized $31.7 million of gain on receipt of property, plant and equipment for the year ended December 31, 2012 as a result of the chlorosilanes plant we received in connection with our settlement with Evonik. No similar amounts were recorded for the year ended December 31, 2013.

Long-lived Asset Impairment Charges

	For the Year Ended December 31,		Change
	2013	2012	Dollars	Percent
(dollars in millions)
Long-lived asset impairment charges	$33.6	$1.5	$32.1	n/m

In the fourth quarter of 2013, management concluded an analysis as to whether to restart the Merano, Italy polysilicon facility and determined that, based on recent developments and current market conditions, restarting the facility was not aligned with our business strategy. Accordingly, we decided to indefinitely close that facility and the related chlorosilanes facility obtained from Evonik. As a result, in the fourth quarter of 2013, we recorded approximately $33.6 million of non-cash impairment charges to write down these assets to their current estimated salvage value.

We recorded asset impairment charges of $1.5 million for the year ended December 31, 2012 primarily related to elements of our enterprise software that we no longer use.

Non-Operating Expense (Income)

	For the Year Ended December 31,		Change
	2013	2012	Dollars	Percent
(dollars in millions)
Interest expense	$0.8	$1.0	$(0.2)	(20.0)%
Interest income	(0.5)	(0.7)	0.2	(28.6)%
Interest income, net-affiliates	(4.1)	(2.2)	(1.9)	86.4%
Other, net	(3.9)	3.1	(7.0)	n/m

Total non-operating expense (income)	$(7.7)	$1.2	$(8.9)	n/m

Non-operating expense (income) decreased for the year ended December 31, 2013 compared to the prior year primarily due to the effects of changes in foreign currency exchange rates and related gains and losses on settlements of derivative foreign currency forward contracts which are recorded in other, net.

Income Taxes

	For the Year Ended December 31,		Change
	2013	2012	Dollars	Percent
(dollars in millions)
Income tax expense	$44.0	$3.6	$40.4	1,122.2%
Income tax rate as a percentage of (loss) income before income taxes	(389.4)%	2.9%

The 2013 net expense was primarily the result of the worldwide operational earnings mix at various rates.

Certain of our subsidiaries have been granted a concessionary tax rate of zero percent on all qualifying income for a period of up to five to ten years based on investments in certain plant and equipment and other development and expansion activities, resulting in a tax benefit for 2013 and 2012 of approximately $2.2 million and $4.6 million, respectively. Under these incentive programs, the income tax rate for qualifying income will be taxed at an incentive tax rate lower than the corporate tax rate. As of December 31, 2013, we were in compliance with the qualifying condition of the tax incentives. The last of these incentives will expire between 2017 and 2022.

Year Ended December 31, 2012, Compared with Year Ended December 31, 2011

Net Sales

	For the Year Ended December 31,		Change
	2012	2011	Dollars	Percent
(dollars in millions)
Net sales to non-affiliates	$927.4	$1,051.3	$(123.9)	(11.8)%
Net sales to affiliates	6.8	147.0	(140.2)	(95.4)%

Net sales	$934.2	$1,198.3	$(264.1)	(22.0)%

Net sales to non-affiliates decreased for the year ended December 31, 2012 compared to the prior year period primarily due to semiconductor wafer price decreases totaling $101.3 million caused by softness in the semiconductor industry in 2012, as well as an aggregate amount of $22.6 million due to a decrease in net sales of intermediate byproducts of polysilicon and scrap wafers and, to a lesser extent, a less favorable product mix. Price decreases occurred across all wafer diameters. Our 2012 unit volumes were flat as compared to 2011, as unit volume increases for 300mm diameter wafers were offset by lower demand for 200mm and smaller diameter wafers. The average selling prices of our wafers for the year ended December 31, 2012 were approximately 10.0% lower than the average selling prices for the prior year.

Net sales to affiliates decreased for the year ended December 31, 2012 compared to the prior year primarily due to the shuttering of our Merano, Italy polysilicon facility during the fourth quarter of 2011.

Gross Profit

	For the Year Ended December 31,		Change
	2012	2011	Dollars	Percent
(dollars in millions)
Cost of goods sold	$852.4	$1,023.3	$(170.9)	(16.7)%
Gross profit	$81.8	$175.0	$(93.2)	(53.3)%
Gross margin	8.8%	14.6%

Gross margin decreased for the year ended December 31, 2012 compared to the prior year primarily due to declines in the average selling prices of our wafers and sales of intermediate byproducts of polysilicon and scrap wafers, partially offset by lower overhead costs as a result of our restructuring efforts under the 2011 Global Plan.

Marketing and Administration

	For the Year Ended December 31,		Change
	2012	2011	Dollars	Percent
(dollars in millions)
Marketing and administration	$100.7	$129.9	$(29.2)	(22.5)%
As a percentage of net sales	10.8%	10.8%

Marketing and administration expenses decreased for the year ended December 31, 2012 compared to the prior year primarily as a result of lower spending on salary, benefits and other administrative costs as a result of our restructuring efforts under the 2011 Global Plan, as well as the absence of $11.3 million of incremental costs related to repair and maintenance as a consequence of the earthquake and tsunami in Japan and $4.7 million of charges associated with an unfavorable litigation outcome which we incurred in 2011. For the years ended December 31, 2012 and 2011, we recorded $4.0 million and $4.0 million, respectively, of insurance recoveries related to the earthquake and tsunami charges referenced above.

Research and Development

	For the Year Ended December 31,		Change
	2012	2011	Dollars	Percent
(dollars in millions)
Research and development	$ 33.4	$ 38.2	$ (4.8)	(12.6)%
As a percentage of net sales	3.6%	3.2%

R&D expenses decreased for the year ended December 31, 2012 compared to the prior year primarily due to our restructuring efforts under the 2011 Global Plan, which included a reduction in R&D overhead allocation as a result of the reduced manufacturing footprint at our St. Peters, Missouri facility. R&D expenses increased as a percentage of net sales due to the decrease in net sales.

Restructuring (Reversals) Charges

	For the Year Ended December 31,		Change
	2012	2011	Dollars	Percent
(dollars in millions)
Restructuring (reversals) charges	$ (149.6)	$ 284.5	$ (434.1)	n/m

We recorded restructuring reversals for the year ended December 31, 2012 as a result of our settlement agreement with Evonik, which resulted in $65.8 million of income within restructuring charges. In addition, we recorded approximately $75.7 million of income within restructuring charges due to the favorable settlement of a polysilicon supply agreement with a subsidiary of SunEdison. We also had $8.1 million of other net favorable revisions to our estimated restructuring liabilities based on actual results differing from our previous estimates.

We recorded $284.5 million of restructuring charges in 2011 in connection with the 2011 Global Plan which consisted of $182.9 million of contract settlements, $54.5 million of severance and other one-time benefits for terminated employees, cancellation or termination payments and penalties, as well as $44.5 million of other one-time charges as a result of our committed actions. We also recorded $2.7 million of additional restructuring charges relating to other restructuring activities.

Gain on Receipt of Property, Plant and Equipment

	For the Year Ended December 31,		Change
	2012	2011	Dollars	Percent
(dollars in millions)
Gain on receipt of property, plant and equipment	$ (31.7)	$ —	$ (31.7)	n/m

We recognized $31.7 million of gain on receipt of property, plant and equipment for the year ended December 31, 2012 as a result of the chlorosilanes plant we received in connection with our settlement with Evonik. No similar amounts were recorded for the year ended December 31, 2011.

Long-lived Asset Impairment Charges

	For the Year Ended December 31,		Change
	2012	2011	Dollars	Percent
(dollars in millions)
Long-lived asset impairment charges	$ 1.5	$ 234.7	$ (233.2)	n/m

We recorded asset impairment charges of $1.5 million for the year ended December 31, 2012, primarily related to elements of our enterprise software that we no longer use. We reduced the net carrying value of our Merano, Italy polysilicon facility to its net realizable salvage value for the year ended December 31, 2011 due to the significant market downturn and our decision to shutter its operations which accounted for the majority of the long-lived asset impairments charges in 2011.

Non-operating Expense (Income)

	For the Year Ended December 31,		Change
	2012	2011	Dollars	Percent
(dollars in millions)
Interest expense	$1.0	$5.9	$(4.9)	(83.1)%
Interest income	(0.7)	(1.0)	0.3	(30.0)%
Interest (income) expense, net - affiliates	(2.2)	1.8	(4.0)	n/m
Other, net	3.1	(0.8)	3.9	n/m

Total non-operating expense	$1.2	$5.9	$(4.7)	(79.7)%

Total non-operating expense decreased for the year ended December 31, 2012 compared to the prior year primarily due to lower interest expense as a result of the cancellation of a capitalized lease arrangement during the fourth quarter of 2011 as part of the 2011 Global Plan. For the year ended December 31, 2011, we incurred $5.4 million of capitalized lease interest expense pertaining to this lease arrangement. In addition, the interest expense to affiliates was reduced in 2012 as a result of changes in intercompany loans to and from SunEdison. This decrease in non-operating expense was offset in part by the effects of changes in foreign currency exchange rates and related gains and losses on settlements of derivative foreign currency forward contracts as reflected in other, net.

Income Taxes

	For the Year Ended December 31,		Change
	2012	2011	Dollars	Percent
(dollars in millions)
Income tax expense	$3.6	$37.4	$(33.8)	(90.4)%
Income tax rate as a percentage of income (loss) before income taxes	2.9%	(7.2)%

Income tax expense decreased for the year ended December 31, 2012 compared to the prior year primarily due to a net decrease in the reserve for uncertain tax positions of $4.2 million, which offset the tax effects of changes in the mix of worldwide operational earnings. Although we recognized restructuring and impairment charges of $519.2 million for the year ended December 31, 2011, we were not able to record the tax benefit because the majority of the deferred tax assets related to those losses cannot be utilized for the foreseeable future.

Certain of our Asian subsidiaries have been granted a concessionary tax rate of 0% on all qualifying income for a period of up to five to ten years based on investments in certain plant and equipment and other development and expansion activities, resulting in a tax benefit for 2012 and 2011 of approximately $4.6 million and $6.6 million, respectively. Under the awards, the income tax rate for qualifying income will be taxed at an incentive tax rate lower than the corporate tax rate. We are in compliance with the qualifying condition of the tax incentives. The last of these incentives will expire between 2013 and 2022.

Unaudited Quarterly Financial Information

The table below presents selected unaudited historical results of operations for the eight fiscal quarters ended December 31, 2013. In the opinion of management, the table includes all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of our operating results for the quarters presented. This information should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	For the Three Months Ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
	(unaudited)
In millions
Net sales	$221.8	$236.0	$244.3	$232.1	$232.4	$244.0	$232.6	$211.6
Gross profit	5.5	26.5	28.3	21.5	22.5	31.4	21.1	6.7
Total operating expenses	32.5	35.8	(34.8)	(79.2)	27.3	35.6	(0.2)	38.0
Net (loss) income attributable to SSL	(40.7)	(11.4)	59.9	113.5	(10.5)	(13.2)	9.3	(43.3)

Historically, our net sales have been impacted by the competitive market environment, industry overcapacity and currency fluctuations, specifically fluctuations in the Japanese Yen, which can affect the pricing offered by our major Japanese competitors. During the quarters presented, our net sales were impacted by changes in wafer volume, pricing and diameter mix. Net sales in the first quarter of 2012 were negatively impacted by a decrease in wafer volumes, which was only partly offset by higher average selling prices of our wafers. Net sales in the fourth quarter of 2013 were negatively impacted by decreases in both wafer volume and average selling prices of our wafers. The decline in volumes resulted from lower overall market demand for silicon wafers. Other than the fourth quarter of 2013, our wafer volumes have generally been stable or increasing during the periods presented above. However, these increases were offset by lower average wafer selling prices due to industry pricing pressures.

Our gross profit fluctuated over the eight quarters presented above primarily due to changes in wafer volume and pricing. Our gross margin for all periods presented other than the first quarter of 2012 and fourth quarter of 2013 were between approximately 9% and 13%.

Our total operating expenses for the quarters presented above, excluding restructuring (reversals) charges, gain on receipt of property, plant and equipment and long-lived asset impairment charges, have ranged between approximately 13% to 18% of net sales. However, our operating expenses and net (loss) income attributable to SSL were significantly affected during the periods presented by restructuring (reversals) charges, gain on receipt of property, plant and equipment and long-lived asset impairment charges.

Net income attributable to SSL was positively impacted for the quarter ended September 30, 2012 primarily due to our settlement agreement with Evonik, which resulted in $65.8 million of income within restructuring charges. Net income attributable to SSL was similarly positively impacted for the quarter ended December 31, 2012 primarily due to $75.7 million of income within restructuring charges due to the favorable settlement of a polysilicon supply agreement with a subsidiary of SunEdison, a $31.7 million gain on receipt of property, plant and equipment as a result of the chlorosilanes plant we received in connection with our settlement with Evonik and $8.1 million of other net favorable revisions to our estimated restructuring liabilities based on actual results differing from our previous estimates. Net income attributable to SSL was positively impacted for the quarter ended September 30, 2013 primarily attributable to a $33.3 million favorable settlement of a polysilicon supply agreement with a subsidiary of SunEdison and a $7.8 million net reversal of liabilities primarily related to the costs associated with the shuttering of our Merano, Italy polysilicon facility. Net income attributable to SSL was negatively impacted for the quarter ended December 31, 2013 primarily attributable to our decision to indefinitely close the Merano, Italy polysilicon and chlorosilanes facilities. As a result, during the three months ended December 31, 2013, we recorded $33.6 million of non-cash impairment charges to write-down those assets to their current estimated salvage value. The $33.6 million of non-cash impairment charges in the fourth quarter of 2013 was more than offset by a $29.3 million favorable settlement of a polysilicon supply agreement with a subsidiary of SunEdison and $4.6 million of other net favorable revisions to our estimated restructuring liabilities primarily due to the settlement of certain contractual obligations and changes in estimates related to the restructuring actions associated with our 2011 Global Plan.

Liquidity and Capital Resources

During all of the periods presented, our operations and other liquidity requirements were funded on a collective basis along with those of SunEdison’s solar energy business. We participated in SunEdison’s centralized cash management system, and generally all of our excess cash was transferred to SunEdison on a daily basis. We funded our cash disbursements for operations and/or investing activities with advances from SunEdison.

In connection with the Transactions, we intend to enter into new senior secured credit facilities with a syndicate of banks providing for (i) a 3-year up to $50.0 million senior secured revolving credit facility and (ii) a 5-year $200.0 million senior secured term loan, issued at a 1% discount. The new senior secured credit facilities will contain customary financial and other covenants. Proceeds from borrowings under the term loan will be used to fund a portion of the payment we will make to SunEdison in connection with the Transactions. The remainder of the proceeds from borrowings under the term loan will be retained on our balance sheet to provide future liquidity as needed. We do not expect to have any borrowings outstanding under the senior secured revolving credit facility upon completion of this offering. We currently do not have commitments from any prospective lenders with respect to the new senior secured credit facilities but expect to obtain such commitments prior to the completion of this offering and this offering will be conditioned on the execution of the credit facilities and the funding of the senior secured term loan. See “Description of Certain Indebtedness—New Senior Secured Credit Facilities.”

We expect our primary sources of liquidity in the future will be cash generated from operations, available borrowings under our new senior secured credit facilities and other future financing arrangements, if necessary. Our principal uses of liquidity will be to fund our working capital and capital expenditures and service our outstanding indebtedness. We believe our liquidity will be sufficient to fund our operations for at least the next twelve months. Our ability to continue to fund these items may be affected by general economic, competitive and other factors, many of which are outside of our control. If our future cash flows from operations and other capital resources are insufficient to fund our liquidity needs, we may be forced to reduce or delay our capital expenditures, sell assets, obtain additional debt or equity capital or refinance all or a portion of our debt.

The cash and cash equivalents presented in this section are historical amounts recorded by SunEdison subsidiaries dedicated to the semiconductor materials business. Cash and cash equivalents as of December 31, 2013 totaled $40.8 million, compared to $103.2 million as of December 31, 2012. Cash and cash equivalents decreased primarily due to the 45.0 million Euro paid in 2013 pertaining to the Evonik settlement. The cash and cash equivalents for both periods were all held by our foreign subsidiaries and a portion may be subject to repatriation tax effects. We believe that any repatriation tax effects would have minimal impacts on future cash flows.

We will be domiciled in Singapore. We plan foreign remittance amounts based on projected cash flow needs as well as the working capital and long-term investment requirements of our worldwide subsidiaries and operations. Following the completion of this offering, we expect that cash generated from our Singapore operations and borrowings under our new senior secured term loan, together with borrowings under our new senior secured revolving credit facility as needed, will provide sufficient liquidity to fund our Singapore operations. Management has concluded that the undistributed earnings of all subsidiaries are not expected to be remitted to Singapore in the foreseeable future.

For a discussion of our cash and cash equivalents on a pro forma basis as of December 31, 2013 giving effect to the Transactions, see “Unaudited Pro Forma Consolidated Financial Statements.”

As of December 31, 2013, we had approximately $21.4 million of committed capital expenditures. Capital expenditures in 2013 and committed capital expenditures for 2014 primarily relate to increasing our manufacturing capacity and expanding capability for our next generation projects.

The table below sets forth our summary cash flow information for the years ended December 31, 2013, 2012 and 2011.

	For the Year Ended December 31,
	2013	2012	2011
(in millions)
Net cash provided by (used in):
Operating activities	$60.4	$46.1	$171.8
Investing activities	$(113.7)	$(145.5)	$(297.1)
Financing activities	$1.1	$153.1	$(53.3)

Net Cash Provided by Operating Activities

Net cash provided by operating activities for the year ended December 31, 2013 was attributable in part to our net loss of $55.3 million adjusted for non-cash items, including $119.6 million of depreciation and amortization, $34.8 million of long-lived asset impairment charges and $13.9 million of stock compensation expense. Uses of cash included a decrease of a $67.9 million decrease in restructuring liabilities driven primarily by cash payments to settle supply contract obligations and a $18.6 million decrease in accounts payable and accrued liabilities due to timing. Also included in the uses of cash is a decrease of $80.3 million for affiliate accounts receivable driven primarily by a favorable settlement of the polysilicon supply agreement we had with a SunEdison subsidiary, which resulted in $62.9 million of restructuring reversals in 2013. The impact of the favorable settlement is reflected in the “amounts due from affiliates” in the combined statement of cash flows. We generated cash from a $100.8 million increase in affiliate accounts payable attributable to timing of intercompany payments to SunEdison determined by our operational needs and a $29.6 million decrease in accounts receivable driven by the timing of collections of customer receivables.

Net cash provided by operating activities for the year ended December 31, 2012 was attributable in part to our net income of $122.7 million adjusted for non-cash items, including $118.7 million of depreciation and amortization and a $31.7 million gain on receipt of property, plant and equipment. Uses of cash included a $146.5 million decrease in restructuring liabilities driven by payments to settle supply contract obligations and an increase of $71.6 million for affiliate accounts receivable driven by the timing of intercompany collections from SunEdison determined by intercompany operational needs. We generated cash from a $41.3 million increase in accounts payable payments to SunEdison determined by our operational needs and a $34.0 million decrease in inventory primarily attributable to improved inventory management.

Net cash provided by operating activities for the year ended December 31, 2011 was attributable in part to our net loss of $555.6 million adjusted for non-cash items, including $248.8 million of long-lived asset impairment charges, $144.3 million of depreciation and amortization, $20.5 million of stock compensation expense and a $15.1 million provision for deferred income taxes. Uses of cash included a $42.9 million increase in inventory primarily as a result of reduced demand. We generated cash from a $280.5 million increase in restructuring liabilities related to the 2011 Global Plan and a $58.2 million decrease in accounts receivable related to timing of collections of customer receivables.

Net Cash Used in Investing Activities

Notes receivable from SunEdison are reflected as investing activities in the combined cash flow statements.

Net cash used in investing activities for the year ended December 31, 2013 consisted of capital expenditures of $101.0 million to further the advancement of our next generation products and a $12.7 million decrease in affiliate notes receivable. Net cash used in investing activities for the year ended December 31, 2012 primarily consisted of $95.2 million in capital expenditures to further the advancement of our next generation products and a $46.7 million increase in affiliate notes receivable. Net cash used in investing activities for the year ended December 31, 2011 consisted of $187.1 million in capital expenditures and a $110.0 million increase in affiliate notes receivable. The increased capital expenditures for the year ended December 31, 2011 were primarily related to expansion activities undertaken at our Merano, Italy polysilicon facility.

Net Cash Provided by (Used in) Financing Activities

Borrowings from SunEdison are reflected as financing activities in the combined cash flow statements.

Net cash provided by financing activities for the year ended December 31, 2013 primarily consisted of $4.0 million of net parent investment contributions from SunEdison offset in part by $2.9 million of principal payments on our long term debt. Net cash provided by financing activities for the year ended December 31, 2012 primarily consisted of $154.6 million of net parent investment proceeds from SunEdison. Net cash used in financing activities for the year ended December 31, 2011 primarily consisted of $50.6 million of contributions to SunEdison.

Debt Obligations

We had an aggregate of $10.4 million and $16.0 million of indebtedness outstanding as of December 31, 2013 and 2012, respectively, which indebtedness was owed to a bank by our Japanese subsidiary. The indebtedness is guaranteed by SunEdison and is secured by the property, plant and equipment of our Japanese subsidiary. The guarantees require SunEdison to satisfy the loan obligations in the event that the Japanese subsidiary fails to pay such debt in accordance with its stated terms. The cost of borrowing is a fixed 2.2% interest rate and the notes mature in 2017. There are no debt covenants related to this loan. We will repay all of this indebtedness and terminate these loans in connection with the Transactions.

Indebtedness – Affiliates

We have various note receivables from certain SunEdison subsidiaries. As of December 31, 2013 and 2012, we had $18.7 million and $158.5 million, respectively, of note receivables due from affiliates. Interest is calculated based on fixed rates ranging from 2% to 3%. The notes have maturities of one year or less but are usually renewed and are therefore considered long-term. We had long-term intercompany borrowings with SunEdison of $129.4 million as of December 31, 2012. The weighted-average cost of borrowing was 0.5% as of December 31, 2012. Interest was determined based on the Euribor one year rate. These borrowings were settled during 2013 by offsetting the long-term loan from a SunEdison subsidiary against the accounts receivable, affiliate balance pertaining to a polysilicon supply agreement settlement we had with a SunEdison subsidiary. As a result, we have no long-term borrowings from SunEdison as of December 31, 2013. The favorable settlement of the polysilicon supply agreement we had with a SunEdison subsidiary resulted in $62.9 million of income in 2013, which is included in restructuring reversals in the combined statement of operations. The impact of the favorable settlement is reflected in the “amounts due from affiliates” in the combined statement of cash flows. There are no guarantees or debt covenants related to these intercompany borrowings. All intercompany indebtedness and certain trade accounts will be net settled in connection with the Transactions.

Contractual Obligations and Commitments

Except as otherwise noted, our contractual obligations as of December 31, 2013 were as follows:

	Payments Due by Period
Contractual obligations:	Total	Less than 1 Year	1-3 Years	3-5 Years	5 Years or More
(in millions)
Long-term debt (1)	$10.4	$2.8	$—	$7.6	$—
Debt-affiliates, net (2)	—	—	—	—	—
Operating leases	24.7	7.1	12.5	3.9	1.2
Purchase obligations (3)	84.9	55.1	21.5	5.4	2.9
Employee related liabilities (4)	55.1	—	—	—	—
Other long-term liabilities—uncertain tax positions (5)	1.6	1.6	—	—	—
Customer deposits (6)	7.0	7.0	—	—	—

Total contractual obligations	$183.7	$73.6	$34.0	$16.9	$4.1

(1)	Amounts exclude accrued interest. In connection with the Transactions, we will incur a senior secured term loan in an aggregate principal amount of $200.0 million. See “Capitalization” and “Unaudited Pro Forma Consolidated Financial Statements.”

(2)	As of December 31, 2013, our notes receivable, affiliate was greater than our long-term debt, affiliate. As a result, we were in a net receivable position. See Note 13 to our combined financial statements included elsewhere in this prospectus.

(3)	Represents obligations for agreements to purchase goods or services that are enforceable and legally binding on us, including minimum quantities at fixed prices to be purchased and outstanding purchases for goods or services as of December 31, 2013. In addition to the above purchase obligations, we have accrued $10.5 million related to take-or-pay contract penalties for supplies or materials we will no longer take. These agreements either do not have stated fixed quantities and prices, have termination provisions, or require the vendor to mitigate losses by selling the materials to other parties. The actual amounts ultimately settled with these vendors could vary significantly, which could have a material adverse impact on our future earnings and cash flows.

(4)	Employee related liabilities include pension, health and welfare benefits and other post-employment benefits. Other than pensions, the employee related liabilities are paid as incurred and accordingly, specific future years’ payments are not reasonably estimable. Funding projections beyond the next 12 months as of December 31, 2013 are not practical to estimate due to the rules affecting tax-deductible contributions and the impact from the plan asset performance, interest rates and potential U.S. and international legislation.

(5)	As of December 31, 2013, $1.6 million of unrecognized tax benefits were included as a component of other long-term liabilities. Due to the inherent uncertainty of the underlying tax positions, we are unable to reasonably estimate in which future periods these unrecognized tax benefits will be settled.

(6)	Customer deposits consist of amounts provided in connection with long-term supply agreements which must be returned to the customers according to the terms of the agreements.

The contractual commitments shown above, except for our debt obligations, employee related liabilities, uncertain tax positions and customer deposits, are not recorded on our combined balance sheet.

We have agreed to indemnify some of our customers against claims of infringement of the intellectual property rights of others in our sales contracts with these customers. The terms of most of these indemnification obligations generally do not provide for a limitation of our liability. We have not had any claims related to these indemnification obligations as of December 31, 2013.

Our pension expense and pension liability are actuarially determined. See “—Critical Accounting Policies and Estimates.” Effective January 2, 2002, SunEdison amended its defined benefit plan to discontinue future benefit accruals for certain participants. In addition, effective January 2, 2002, no new participants were added to that plan. Effective January 1, 2012, SunEdison amended the defined benefit pension plan to freeze the accumulation of new benefits for all participants. This change did not have a material impact on our historical combined financial statements.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions in certain circumstances that affect amounts reported in our combined financial statements and related footnotes. In preparing these combined financial statements, we have made our best estimates of certain amounts included in the combined financial statements. Application of accounting policies and estimates, however, involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. In arriving at our critical accounting estimates, factors we consider include how accurate the estimate or assumptions have been in the past, how much the estimate or assumptions have changed and how reasonably likely such change may have a material impact. Our significant accounting policies are more fully described in Note 2 of Notes to the Combined Financial Statements herein.

Revenue Recognition

We recognize revenue for wafer and other product sales when title transfers, the risks and rewards of ownership have been transferred to the customer, the fee is fixed or determinable and collection of the related receivable is reasonably assured, which is generally at the time of shipment for non-consignment orders. In the case of consignment orders, title passes when the customer pulls the product from the assigned storage facility or storage area or, if the customer does not pull the product within a contractually stated period of time (generally 60–90 days) at the end of that period, or when the customer otherwise agrees to take title to the product. Our wafers are generally made to customer specifications, and we conduct rigorous quality control and testing procedures to ensure that the finished wafers meet the customer’s specifications before the product is shipped. We consider international shipping term definitions in our determination of when title passes.

Expense Allocations

Our combined financial statements include expenses of SunEdison that were allocated to us for certain functions, including general corporate expenses related to communications, corporate administration, finance, legal, information technology, human resources, compliance, employee benefits and incentives, operations, research and development and stock compensation. These expenses were allocated in our historical results of operations on the basis of direct usage, where identifiable, with the remainder primarily allocated on the basis of revenue or other related sales metrics, headcount or number of our manufacturing plants. We consider the expense allocation methodology and results to be reasonable for all periods presented. However, these allocations may not necessarily be indicative of the actual expenses we would have incurred as an independent publicly traded company during the periods prior to this offering or of the costs we will incur in the future. No significant restructuring or impairment charges were included in these allocations from SunEdison.

Inventories

Inventories consist of raw materials, labor and manufacturing overhead and are valued at the lower of cost or market. Fixed overheads are allocated to the costs of conversion based on the normal capacity of our production facilities. Unallocated overheads during periods of abnormally low production levels are recognized as cost of goods sold in the period in which they are incurred. Raw materials and supplies are generally stated at weighted-average cost and goods in process and finished goods inventories are stated at standard cost as adjusted for variances, which approximate weighted-average actual cost. The valuation of inventory requires us to estimate excess and slow moving inventory. The determination of the value of excess and slow moving inventory is based upon assumptions of future demand and market conditions. Our products are typically manufactured to our customers’ specifications and, as a result, we generally do not commence manufacturing products until we receive a customer’s order. These orders are typically purchase orders or short-term contracts in which pricing and quantities are reasonably reliable. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required. However, we have not historically incurred material differences between our estimated and actual inventory valuations.

Property, Plant and Equipment

We record property, plant and equipment at cost and depreciate it on a straight-line basis over the assets’ estimated useful lives as follows:

Years
Software	3-10
Buildings and improvements	2-50
Machinery and equipment	1-30

Expenditures for repairs and maintenance are charged to expense as incurred. Additions and betterments are capitalized. The cost and related accumulated depreciation on property, plant and equipment sold or otherwise disposed of are removed from the asset accounts and any gain or loss is reported in current-year operations. Leasehold improvements are depreciated over the shorter of the estimated useful life of the asset or the remaining lease term, including renewal periods considered reasonably assured of execution.

Depreciation expense for the years ended December 31, 2013, 2012 and 2011 was $119.6 million, $118.7 million and $144.3 million, respectively. Depreciation expense was lower in 2013 and 2012 compared to 2011 primarily due to the fixed asset impairments we incurred in 2011 related to the shuttering of our Merano, Italy polysilicon facility.

Impairment of Property, Plant and Equipment

We periodically assess long-lived assets/asset groups for impairment when conditions indicate a possible loss. Reviews are performed to determine whether the carrying value of an asset is impaired, based on comparisons to undiscounted expected future cash flows. If this comparison indicates that there is impairment, the asset is written down to its estimated fair value, which is typically calculated using: (i) quoted market prices, including appraisals or (ii) discounted expected future cash flows utilizing an appropriate discount rate. Impairment is based on the excess of the carrying amount over the fair value of those assets.

Income Taxes

SunEdison files consolidated income tax returns that include us. For purposes of these combined financial statements, our taxes are computed and reported using a “separate return” method, or as though we filed a separate return for jurisdictions in which its operations are included in consolidated returns filed by SunEdison. We also record income taxes for foreign jurisdictions in which any of our consolidated subsidiaries files separate returns.

Income taxes as presented herein allocate current and deferred income taxes of SunEdison to us in a manner that is systematic, rational and consistent with the asset and liability method in accordance with FASB Accounting Standards Codification 740 (“ASC 740”), Accounting for Income Taxes. The sum of the amounts allocated to the carve-out tax provisions may not equal the historical consolidated provision. Under the separate return method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in operations in the period that includes the enactment date. Valuation allowances are established when management determines that it is more likely than not that some portion, or all of the deferred tax asset, will not be realized. The financial effect of changes in tax laws or rates is accounted for in the period of enactment.

Deferred income taxes arise primarily because of differences in the bases of assets or liabilities between financial accounting and tax accounting which are known as temporary differences. We record the tax effect of these temporary differences as deferred tax assets (generally items that can be used as a tax deduction or credit in future periods) and deferred tax liabilities (generally items for which we receive a tax deduction, but have not yet been recorded in the combined statement of operations). We regularly review our deferred tax assets for realizability, taking into consideration all available evidence, both positive and negative, including historical pre-tax and taxable income (losses), projected future pre-tax and taxable income (losses) and the expected timing of the reversals of existing temporary differences. In arriving at these judgments, the weight given to the potential effect of all positive and negative evidence is commensurate with the extent to which it can be objectively verified.

We believe our tax positions are in compliance with applicable tax laws and regulations. Tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon ultimate settlement. Unrecognized tax benefits are tax benefits claimed in our tax returns that do not meet these recognition and measurement standards. Uncertain tax benefits, including accrued interest and penalties, are included as a component of other long-term liabilities because we do not anticipate that settlement of the liabilities will require payment of cash within the next 12 months. The accrual of interest begins in the first reporting period that interest would begin to accrue under the applicable tax law. Penalties, when applicable, are accrued in the financial reporting period in which the uncertain tax position is taken on a tax return. We recognize interest and penalties related to uncertain tax positions in income tax expense, which is consistent with our historical policy. We believe that our accrued income tax liabilities, including related interest, are adequate in relation to the potential for additional tax assessments. There is a risk, however, that the amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in our income tax expense and, therefore, could have a material impact on our tax provision, net (loss) income and cash flows. We review our accrued tax liabilities quarterly, and we may adjust such liabilities due to proposed assessments by tax authorities, changes in facts and circumstances, issuance of new regulations or new case law, negotiations between tax authorities of different countries concerning our transfer prices between our subsidiaries, the resolution of entire audits, or the expiration of statutes of limitations. Adjustments are most likely to occur in the year during which major audits are closed.

We will be domiciled in Singapore. We plan foreign remittance amounts based on projected cash flow needs as well as the working capital and long-term investment requirements of our worldwide subsidiaries and operations. Following the completion of this offering, we expect that cash generated from our Singapore operations and borrowings under our new senior secured term loan, together with borrowings under our new senior secured revolving credit facility as needed, will provide sufficient liquidity to fund our Singapore operations. Management has concluded that the undistributed earnings of all subsidiaries are not expected to be remitted to Singapore in the foreseeable future. For the years ended December 31, 2012 and 2011, management reviewed its policy for repatriation of all our subsidiaries in view of the restructuring announcement made in

December 2011 and determined that the undistributed earnings of all our foreign subsidiaries were not expected to be remitted to the United States in the foreseeable future.

We have made our best estimates of certain income tax amounts included in the combined financial statements. Application of our accounting policies and estimates, however, involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. In arriving at our estimates, factors we consider include how accurate the estimate or assumptions have been in the past, how much the estimate or assumptions have changed and how reasonably likely such change may have a material impact.

Our business consists of the combined operations of certain entities currently owned by SunEdison, which is incorporated in the State of Delaware. We have historically been included in SunEdison’s consolidated U.S. federal income tax return and our income taxes are computed and reported under the “separate return” method. In connection with the Formation Transactions, our tax structure will change prospectively but there will be no changes to our historical financial statements.

Employee-Related Liabilities

We have a long-term net liability for our consolidated defined benefit pension and other post-employment benefit plans. Our obligations are funded in accordance with provisions of applicable laws. We recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in our statement of financial position and recognize changes in that funded status in the year during which the changes occur through comprehensive income.

Our pension and other post-employment liabilities are determined using various actuarial assumptions, including the discount rate, rate of salary increase, and expected return on assets, to estimate our costs and obligations. If the assumptions do not materialize as expected, expenditures and costs that we incur could differ from our current estimates. We determine the expected return on plan assets based on the pension plans’ actual asset mix as of the beginning of the year. While the assumed expected rate of return on the U.S. Pension plan assets was 8.5% in both 2013 and 2012, the actual return experienced in the pension plan assets in the comparable periods in 2013 and 2012 was 14.6% and 12.8%, respectively. We consult with the plans’ actuaries to determine a discount rate assumption that reflects the characteristics of these plans, including expected cash outflows from the plans, and utilize an analytical tool that incorporates the concept of a hypothetical yield curve, developed from corporate bond (AA quality) yield information. Assuming a 100 basis point increase in the assumed discount rate, our 2013 pension expense would have been approximately $0.4 million lower. Assuming a 100 basis point decrease in these assumptions, our 2013 pension expense would have been approximately $1.2 million higher.

Effective January 1, 2012, the amortization period for the unamortized loss was changed to the average future life expectancy of the active plan participants, which was derived from an actuarial mortality table. This change was triggered by the small number of active plan participants relative to the total plan participants. Prior to 2012, the amortization period was derived based on the average remaining service period of the active participants expected to receive benefits. This change has reduced the amortization expense related to the unrealized loss.

Stock-Based Compensation

Our combined financial statements include certain expenses of SunEdison that were allocated to us for stock-based compensation. Stock-based compensation expense for all share-based payment awards is based on the estimated grant-date fair value. These compensation costs are recognized net of an estimated forfeiture rate and recognize the compensation costs for only those shares expected to vest on a straight-line basis over the requisite service period of the award, which is generally the option vesting term. Stock-based compensation expense is recognized for all grants on a straight-line basis over the requisite service period of the entire award for ratable awards. Compensation expense for awards with market or performance conditions reflects the estimated probability that the market and/or performance conditions will be met and is recognized ratably over the service period(s) of the award. Future forfeiture rates are estimated taking into consideration our historical experience during the preceding four fiscal years. For market condition awards, the grant date fair value was calculated for these awards using a probabilistic approach under a Monte-Carlo simulation taking into consideration volatility, interest rates and expected term.

Determining the appropriate fair value model and calculating the fair value of share-based payment awards require the making of subjective assumptions, including the expected life of the share-based payment awards and stock price volatility. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, which involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and recognize expense only for those shares expected to vest. If our actual forfeiture rate is materially different from our estimate, the stock-based compensation expense could be significantly different from what we have recorded in the current period.

Contingencies

We are involved in conditions, situations or circumstances in the ordinary course of business with possible gain or loss contingencies that will ultimately be resolved when one or more future events occur or fail to occur. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, that amount will be accrued. When no amount within the range is a better estimate than any other amount, however, the minimum amount in the range will be accrued. We continually evaluate uncertainties associated with loss contingencies and record a charge equal to at least the minimum estimated liability for a loss contingency when both of the following conditions are met: (i) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements and (ii) the loss or range of loss can be reasonably estimated. Legal costs are expensed when incurred. Gain contingencies are not recorded until realized or realizable.

Fair Value Measurements

Fair value accounting guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability, and are based on market data obtained from sources independent of us. Unobservable inputs reflect assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

•	Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that we have the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Because valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.

•	Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. Valuations for Level 2 are prepared on an individual instrument basis using data obtained from recent transactions for identical securities in inactive markets or pricing data from similar instruments in active and inactive markets.

•	Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

We maintain various financial instruments recorded at cost in the December 31, 2013 and 2012 balance sheets that are not required to be recorded at fair value. For these instruments, we used the following methods and assumptions to estimate the fair value:

•	Cash equivalents, restricted cash, accounts receivable and payable, customer deposits, income taxes receivable and payable, short-term borrowings, and accrued liabilities—cost approximate fair value because of the short maturity period; and

•	Long-term debt—fair value is based on the amount of future cash flows associated with each debt instrument discounted at our current estimated borrowing rate for similar debt instruments of comparable terms.

Derivative Financial Instruments and Hedging Activities

We have not designated any derivatives as hedge accounting. All derivative instruments are recorded on the combined balance sheets at fair value. Derivatives not designated as hedge accounting and used to hedge foreign currency-denominated balance sheet items are reported directly in earnings along with offsetting transaction gains and losses on the items being hedged.

To mitigate financial market risks of fluctuations in foreign currency exchange rates, we utilize currency forward contracts. We do not use derivative financial instruments for speculative or trading purposes. We generally hedge transactional currency risks with currency forward contracts. Gains and losses on these foreign currency exposures are generally offset by corresponding losses and gains on the related hedging instruments, reducing our net exposure. A substantial portion of our revenue and capital spending is transacted in the U.S. dollar. However, we do enter into transactions in other currencies, primarily the Euro, the Japanese Yen and certain other Asian currencies. To protect against reductions in value and to mitigate volatility of future cash flows caused by changes in foreign exchange rates, we have established transaction-based hedging programs. Our hedging programs reduce, but do not always eliminate, the impact of foreign currency exchange rate movements. At any point in time, we may have outstanding contracts with several major financial institutions for these hedging transactions. Our maximum credit risk loss with these institutions is limited to any gain on our outstanding contracts. As of December 31, 2013 and 2012, these currency forward contracts had net notional amounts of $222.5 million and $169.3 million, respectively, and are accounted for as economic hedges.

Accounting Standards Updates

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2013-02 (“ASU 2013-02”), Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (AOCI), to provide guidance about AOCI disclosure requirements. ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in financial statements; however, it does require an entity to provide information about the amounts reclassified out of AOCI by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. This standard was adopted on January 1, 2013.

In June 2011, the FASB issued Accounting Standards Update 2011-05 (“ASU 2011-05”), Comprehensive Income (Topic 220): Presentation of Comprehensive Income. ASU 2011-05 allows an entity to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in equity. While the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income under current accounting guidance. This standard was retrospectively adopted on January 1, 2012.

Market Risk

Our market risk is mainly related to financial and capital markets risk.

The overall objective of our financial risk management program is to reduce the potential negative earnings effects from changes in foreign exchange and interest rates arising in our business activities. We manage these financial exposures through operational means and by using various financial instruments. These practices may change as economic conditions change.

To mitigate financial market risks of fluctuations in foreign currency exchange rates, we utilize currency forward contracts. We do not use derivative financial instruments for speculative or trading purposes. We generally hedge transactional currency risks with currency forward contracts. Gains and losses on these foreign currency exposures are generally offset in part by corresponding losses and gains on the related hedging instruments, reducing our net exposure. A substantial portion of our net sales and capital spending are transacted in the U.S. dollar. However, we do enter into transactions in other currencies, primarily the Japanese Yen, New Taiwan Dollar, Euro, Korean Won and Malaysian Ringgit. To protect against reductions in value and volatility of future cash flows caused by changes in foreign exchange rates, we have established transaction-based hedging programs. Our hedging programs reduce, but do not always eliminate, the impact of foreign currency exchange rate movements. In addition to the direct effects of changes in exchange rates, such changes typically affect our volume of sales or our foreign currency sales price as competitors’ products become more or less attractive. As of December 31, 2013 and 2012, these currency forward contracts had net notional amounts of $222.5 million and $169.3 million, respectively, and were accounted for as economic hedges, for which hedge accounting was not applied. The net fair values of these currency forward contracts were amounts payable to the counterparty of $3.1 million as of December 31, 2013 and $6.1 million as of December 31, 2012. Based on our overall currency rate exposures as of December 31, 2013, including the derivative financial instruments intended to hedge nonfunctional currency-denominated cash flows, a near-term 10% appreciation or depreciation of the U.S. dollar from its cross-functional rates would not be expected to have a material effect on our financial position, results of operations and cash flows over the next fiscal year. For additional information, see “—Critical Accounting Policies and Estimates.”

Following the completion of the Transactions, our long-term debt portfolio will consist of variable rate debt instruments. In connection with the Transactions, we intend to enter into new senior secured credit facilities with a syndicate of banks providing for (i) a 3-year up to $50.0 million senior secured revolving credit facility and (ii) a 5-year $200.0 million senior secured term loan, issued at a 1% discount. We do not expect to have any borrowings outstanding under the senior secured revolving credit facility upon completion of this offering.

Borrowings under the new senior secured credit facilities will bear interest at market rates based on market conditions at the time of the execution of the new senior secured credit facilities and negotiations with our prospective lenders. For variable rate debt, interest rate changes generally do not affect the fair market value of such debt, but do impact future earnings and cash flows, assuming other factors are held constant. Our pro forma interest expense for the year ended December 31, 2013 after giving effect to the Transactions, including the borrowings associated with the term loan, would have been $200.0 million. Holding other variables constant (such as foreign exchange rates and debt levels), a one percent point change in interest rates would have increased our pro forma interest expense for that period by approximately $2.0 million.

We are also subject to interest rate risk related to our cash equivalents and pension plan assets. In addition to interest rate risk on our cash equivalents and pension plan assets, we are subject to issuer credit risk because the value of our assets may change based on liquidity issues or adverse economic conditions affecting the creditworthiness of the issuers or group of issuers of the assets we may own. Our pension plan assets are invested primarily in marketable securities including equity securities, bonds and interest bearing deposits. For additional information, see “—Liquidity and Capital Resources” and “—Critical Accounting Policies and Estimates.” Due to the diversity of and numerous securities in our portfolio, estimating a hypothetical change in value of our portfolio based on estimated changes in interest rates and issuer risk is not practical.

BUSINESS

Our Company

We are a global leader in the development, manufacture and sale of silicon wafers to the semiconductor industry. Wafers are used as the base substrate for nearly all semiconductor devices, which in turn provide the foundation for the entire electronics industry. Our business was established in 1959 and was known during most of our history as MEMC. We have developed a broad product portfolio, an extensive global manufacturing footprint, process technology expertise and supply chain flexibility, while increasing our capital efficiency and maintaining a lean operating culture.

Throughout our over 50 years of operations, we have pioneered a number of semiconductor industry firsts, including the development of the dislocation-free CZ silicon crystal growth process and the CMP process, as well as the initial production and commercialization of 100mm and 200mm semiconductor wafers. More recently, we have been a leader in the development of advanced substrates such as EPI wafers and wafers for the SOI market, which enable advanced computing and communications applications.

We primarily sell our products to all of the major semiconductor manufacturers in the world, including integrated device manufacturers and pure-play semiconductor foundries, and to a lesser extent, leading companies that specialize in wafer customization. During 2012, our largest customers were Samsung, TSMC and STMicroelectronics. We operate facilities in major semiconductor manufacturing regions throughout the world, including Taiwan, Malaysia, South Korea, Italy, Japan and the United States. We have chosen to locate our manufacturing facilities in regions that offer both low operating costs and close proximity to our customers to facilitate collaboration on product development activities and shorten product delivery times.

The market for semiconductor wafers is large and growing. According to Gartner, the merchant semiconductor silicon wafer market in 2013 was approximately $8 billion worldwide and is expected to grow at a 4.5% CAGR from 2013 to 2017, reaching approximately $9.5 billion by 2017. This growth in semiconductor wafer demand has been largely attributable to the proliferation of mobile devices such as smart phones and tablets. These devices require semiconductors that are energy efficient, low cost, high performance and highly integrated into a small footprint. Semiconductors offering those characteristics increasingly require EPI and SOI wafers. We believe that the combination of our process technology expertise in EPI and SOI wafer manufacturing with our capital efficiency provides us with significant opportunities as the markets for EPI and SOI wafers continue to grow.

The semiconductor wafer industry has undergone significant consolidation over the past 20 years, from more than 20 suppliers in the 1990s to only five major suppliers today, including Shin-Etsu Handotai, SUMCO Corporation, Siltronic AG, LG Siltron and us, which suppliers accounted for approximately 90% of all semiconductor wafer sales in 2012, according to Gartner. This consolidation is due in large part to the significant increase in the capital investment and manufacturing capacity needed to compete effectively. We have expanded our market share by revenue from 8% in 2008 to 10% in 2012, according to Gartner. We believe this improvement is in large part the result of our emphasis on technology and product innovation and customer service, as well as consistently delivering high quality wafers that meet our customers evolving requirements. We believe we are well positioned to continue to expand our market share and capitalize on the increasing demand for more advanced wafer products. We generated net sales of $920.6 million, $934.2 million and $1,198.3 million, net (loss) income attributable to SSL of $(57.7) million, $121.3 million and $(557.9) million and Adjusted EBITDA of $74.6 million, $74.9 million and $170.2 million, in 2013, 2012 and 2011, respectively. See “Summary Historical and Pro Forma Financial Data” for the definition of Adjusted EBITDA, the reason for its inclusion and a reconciliation from net (loss) income attributable to SSL to Adjusted EBITDA.

Industry Overview

Semiconductor devices are at the core of modern electronics. According to Gartner, the total semiconductor market worldwide was $300 billion in 2012. These devices include microprocessors, memory, analog, mixed-signal and RF integrated circuits, discrete, application specific integrated circuits, MEMS and image sensors. Recent semiconductor growth has been largely attributable to the proliferation of mobile devices, which has driven the need for low cost, high performance semiconductors that provide efficient power consumption and a reduced footprint. In order to meet these demands, technology innovation in the semiconductor industry has continued at a strong pace over the past decade, resulting in shrinking process geometries, larger wafer sizes, more stringent technical specifications and the introduction of advanced substrates and device structures. In addition to continued growth in the mobile device market, future semiconductor industry growth is expected to be further driven by new and emerging markets and applications, such as in the healthcare and automotive industries, which are increasingly incorporating advanced technologies in their services and products.

Semiconductor wafers are increasingly required to meet specific performance characteristics. For example, semiconductors used in applications such as mobile devices and cloud infrastructure are increasingly requiring EPI wafers, which enable lower power consumption due to their near perfect surface characteristics. According to Gartner, the epitaxial semiconductor silicon wafer market is expected to grow from $3.0 billion in 2013 to $3.8 billion in 2017, representing a 6.1% CAGR. Similarly, demand for SOI wafers is growing as a result of the ability of SOI wafers to improve switching speeds and enhance the performance of RF devices such as power amplifiers, switches and sensors. According to the SOI Industry Consortium, the total available market for SOI wafers is expected to double over the next five years, driven by the increased penetration in mobile system-on-chips and RF devices. As a semiconductor wafer manufacturer focused on advanced EPI and SOI product solutions, we believe we are well positioned to capitalize on the growth opportunities resulting from industry consolidation and the increasing demand for EPI and SOI wafers.

Our Strengths

Our strengths as a manufacturer of semiconductor wafers include the following:

History of product innovation and process technology expertise.  We have a more than 50 year history, under the MEMC brand, of product innovation, including achieving several major advancements in the semiconductor wafer industry, such as the development of the dislocation-free CZ silicon crystal growth process and the CMP process, as well as the initial production and commercialization of 100mm and 200mm semiconductor wafers. We have developed advanced substrates such as EPI wafers and, more recently, SOI wafers to maintain our history of product innovation. We have also developed significant technology expertise in wafer manufacturing processes, including diamond wire cutting, integrated software-enabled tooling and flexible equipment processes supporting the manufacture of semiconductor wafers with various diameters. We believe that our product innovation capabilities and process technology expertise enable us to produce high quality wafers both rapidly and cost effectively.

Broad product portfolio.  We have developed a broad product portfolio. Our products include polished, EPI, SOI, perfect silicon and MDZ wafers ranging in diameter from 100mm to 300mm. Our process capabilities provide us with the ability to customize our products to address the specific performance characteristics required by our customers. For example, as one of only three primary SOI wafer suppliers, we are capable of satisfying all of our customers’ wafer requirements in microprocessors, memory, analog, mixed-signal and RF integrated circuits, discrete, application specific integrated circuits, MEMS and image sensors.

Extensive global footprint with close customer collaboration.  We have an established global manufacturing network consisting of eight facilities located in Taiwan, Malaysia, South Korea, Italy, Japan and the United States. We have located our facilities in areas that offer a combination of low operating costs and highly educated work forces in close proximity to our customers. This “local” presence enables us to collaborate with our customers on product design and development activities and shorten product delivery and response times. Our diverse global footprint also enables us to mitigate risk in the event of natural disasters or other occurrences that can disrupt manufacturing. For example, although production at our Japanese facility was disrupted as a result of the March 2011 earthquake and tsunami, we were one of the few semiconductor wafer suppliers able to deliver products in a timely manner by shifting our production to other qualified facilities. We estimate that the cost to replicate our current global manufacturing footprint is approximately 3.5 times the net book value of our fixed assets as of December 31, 2013.

Established relationships with blue chip customers.  We work with all of the major semiconductor device manufacturers in the world, including integrated device manufacturers and pure-play semiconductor foundries. Our largest customers in 2012 included Samsung, TSMC and STMicroelectronics. Our continued focus on developing strong customer relationships has resulted in several awards from our key customers. For example, we were the only company in 2012 to receive supplier excellence awards from each of Samsung, TSMC and Analog Devices based on our performance, quality, service and support. We also received a supplier excellence award from TSMC in 2013. We collaborate with our customers on their research and development activities, allowing us to develop wafer products that meet their product design expectations rapidly and efficiently. We believe this collaboration provides us greater visibility into our customers’ product pipelines and enables us to strategically position our business for next generation market opportunities.

Company-wide focus on capital efficiency and maintaining a lean operating culture.  We have implemented several initiatives since 2009 designed to rationalize our use of resources, optimize those resources for the most attractive market opportunities and manage our production capacity to meet demand efficiently. Our engineers’ understanding of both the science and operation of the tools within our factories enables us to streamline equipment controls, software interfaces and operational parameters to improve the productivity of our equipment. In 2012, our engineers applied these techniques to improve the output of our EPI production equipment by more than 20%, resulting in reduced capital expenditures and increased productivity. We have also designed our manufacturing processes to be flexible and scalable with low to moderate additional capital investment necessary to pursue new opportunities or increase capacity. For example, we expanded our 300mm wafer capacity at our Cheonan, South Korea facility in 2012 by 22% with relatively small additional capital expenditures. We continue to focus on improving our equipment productivity through our Overall Equipment Effectiveness program, which has improved our safety, customer satisfaction and on-time delivery and reduced facility disruptions. As evidence of these improvements, from 2010 to 2013 our recordable incidences decreased by approximately 50%, our customer complaints decreased by approximately 70%, our customer on-time delivery improved by 13 percentage points and our facility disruptions were reduced by over 90%.

Experienced management team with extensive expertise.  Our top eight senior managers average 25 years of relevant experience from multiple segments of the semiconductor industry, having joined us from leading technology companies including General Electric, Intel and Motorola. In addition, we have a large and technologically proficient professional staff with approximately 675 engineers, of whom over 123 focus solely on R&D and approximately 44 have Ph.Ds. We believe our first-class leadership team has a broad set of experiences and expertise and is well equipped to execute on our strategy and capitalize on emerging opportunities.

Our Business Strategy

Our goal is to continue to be a market leader and increase our market share in the large and growing semiconductor wafer industry. Key elements of our strategy include:

Extending our product and process technology leadership.  We are focused on developing leading edge technologies for the semiconductor wafer market. As our customers’ needs evolve with decreasing transistor sizes, increasing degrees of integration and ongoing pressures for cost reduction, the requirements and specifications for semiconductor wafers are also evolving. We are investing in new product and process technologies to be able to offer products with enhanced features, such as flatness, uniformity, resistivity and reduced defects. For example, we are making substantial investments to further our 200mm and 300mm SOI product offerings for below 20 nanometer process technologies, as well as next generation 300mm EPI wafers with advanced performance characteristics for wireless applications.

Increasing our customer penetration and market share.  We intend to increase our customer penetration and market share by enhancing our global sales, design and technical support organizations and leveraging our broad product portfolio. We are also focused on capitalizing on attractive new opportunities with current and new customers in emerging applications. For example, we are working closely with customers to design product solutions that enable continued transistor scaling and include 3-D transistors and Fully Depleted SOI planer transistors, as well as to address process issues related to the introduction of new materials in wafer fabrication and advanced lithography. In addition, we are developing wafer solutions that enable integration of multiple functions, such as logic, memory and analog, on the same chip. We believe we are well-positioned to capture new opportunities with existing customers and further diversify our customer base as a result of our technology leadership, broad product portfolio and global manufacturing footprint.

Continuing to deliver high quality customer service.  We intend to continue our increased focus on delivering high quality customer service and manufacturing flexibility by leveraging our “local” presence that results from our diverse geographic footprint. We are focused on enhancing our established quality assurance programs and dedicated services and support staff in order to continue responding quickly to changing demands and product cycles of our customers. As a testament to our product quality and customer service, we have received awards from several of our key customers, including Samsung, TSMC and Analog Devices.

Maintaining focus on operational improvements.  We intend to continue our focus on maintaining a lean operating environment and capital efficiency. We believe our Overall Equipment Effectiveness program and other operational improvements have enabled us to improve lead times across the supply chain, as well as our performance with respect to safety, customer satisfaction and on-time delivery and reduced facility disruptions. These improvements have freed up capacity, reduced costs and significantly improved equipment reliability. Our lean operating structure positions us to add production capacity as needed at low to moderate incremental capital expense by optimizing equipment utilization.

Capitalizing on the benefits of being an independent entity.  We believe that being a separately traded public company will enable us to be a more focused business with the ability to target our investment and research initiatives solely on semiconductor wafers. We expect our independence will also allow us to align the interests and incentives of our employees exclusively with the success of our business and better position us for further consolidation in the industry.

History

Our business was originally established in 1959 under the name Monsanto Electric Material Company and for most our history we have been known as MEMC and traded on the New York Stock Exchange. Prior to this offering, we conducted our operations as a business segment of MEMC, which was renamed SunEdison, Inc. in May 2013. Throughout our over 50 years of experience, we have been a leader in technological innovation, including achieving a number of semiconductor industry firsts. The table below summarizes some of our key technological achievements:

Year	Achievement

1962	Developed dislocation-free CZ silicon crystal growth process

1965	Developed chemical-mechanical polishing process for semiconductor wafers

1975	Achieved first commercial production of 100mm wafers

1982	Developed the use of EPI wafers in complementary metal–oxide–semiconductor, or CMOS, applications

1984	Commercialized 200mm wafers

1991	Developed 300mm wafers

1998	Developed agglomerated defect free ‘Perfect Silicon’

2000	Introduced defect-free engineered products ‘MDZ’™ & ‘Optia’™

2009	Commenced high volume manufacturing of SOI wafers; introduced 450mm mechanical wafers for use in equipment calibration

2011	Qualified wafers for production in 28 nanometer node

2013	Deployed diamond wire cutting technology

We have made a number of strategic investments throughout our history to expand our product portfolio, global footprint and customer base. For example, in early 2004, we acquired from our joint venture partners the remaining 55% interest that we did not already own of Taisil Electronic Materials Corporation, a fully integrated Taiwanese manufacturer of polished and EPI wafers for the Asia Pacific region. In 1990, we established MKC, a joint venture with Samsung Electronics, to produce 200mm and 300mm wafers. In connection with the Samsung Private Placements, we will acquire from Samsung Electronics its 20% interest in MKC. We also constructed a large-scale 200mm wafer manufacturing facility in Ipoh, Malaysia to consolidate production closer to our customer base and began shipping products from that facility in the third quarter of 2010.

Products and Applications

Our wafers are used as the base substrate for the manufacture of various types of semiconductor devices, including microprocessors, memory, analog, mixed-signal and RF integrated circuits, discrete, application specific integrated circuits, MEMS and image sensors. These semiconductor devices are used in computers, smart phones, tablets and other mobile electronic devices, automobiles and other consumer and industrial products. We offer wafers with a wide variety of features and in varying sizes, flatness characteristics, crystal properties and electrical properties to satisfy numerous product specifications required by our customers. Our wafers range in size from 100mm to 300mm. We also manufacture a limited number of 450mm mechanical wafers, which are used by semiconductor equipment manufacturers for the development of next generation process equipment. We will continue to monitor the development of the 450mm wafer market and, if circumstances warrant, we will adjust our development and production capabilities.

The chart below summarizes our products, the diameters in which we offer each product and the principal applications for each product.

Wafer Diameter (millimeters)
Products	150 and Less	200	300	450	Principal Applications

Polished Wafers:

Low Resistivity	✓	✓	✓		Power devices

High Resistivity		✓	✓		RF devices, Power devices

Standard (Prime/Test)	✓	✓	✓	✓	Memory, Logic, Analog

Low COP Prime	✓	✓	✓		Logic, Analog

Annealed		✓	✓		Logic, Analog

Perfect Silicon		✓	✓		Memory

MDZ	✓	✓	✓		Logic, Analog

OPTIA Perfect Silicon +MDZ		✓	✓		Memory, Logic, Analog

EPI Wafers:

Standard CMOS/AEGISTM	✓	✓	✓		Logic, Image sensors

Power Discrete	✓	✓			Power devices

Custom	✓	✓	✓		Various applications

SOI Wafers:

Power		✓			Power devices, MEMS

Perfect			✓		RF devices

Depending on market conditions, we also sell intermediate products such as polysilicon, TCS gas, ingots and scrap wafers to semiconductor device and equipment makers, which sales have not been material to our results of operations following the shuttering of our Merano, Italy polysilicon facility in December 2011.

Polished Wafers

Our polished wafers are used in a wide range of applications, including memory, analog, RF devices, digital signal processors, or DSPs, and power devices. Our polished wafer is a polished, highly refined, pure wafer with an ultra-flat and ultra-clean surface. We manufacture the vast majority of our polished wafers with a sophisticated chemical-mechanical polishing process that removes defects and leaves an extremely smooth surface. Wafer flatness and cleanliness requirements, along with crystal perfection, have become increasingly important as semiconductor devices become more complex and transistors decrease in size.

Our OPTIA™ wafer is a 100% defect-free crystalline structure based on our technologies and processes, including MDZ®. Our MDZ® product feature can increase our customers’ yields by drawing impurities away from the surface of the wafer during device processing in a manner that is efficient and reliable, with results that are reproducible. We believe the OPTIA™ wafer is one of the most technologically advanced polished wafers available today. Our annealed wafer is a polished wafer with near surface crystalline defects dissolved during a high-temperature thermal treatment.

We also supply test/monitor wafers to our customers for their use in testing semiconductor fabrication lines and processes. Although test/monitor wafers are substantially the same as polished wafers with respect to cleanliness, and in some cases flatness, other specifications are generally less rigorous.

EPI Wafers

EPI wafers increase the reliability and decrease the power consumption of semiconductor devices and therefore are increasingly used in mobile device and cloud infrastructure applications. Our EPI wafers consist of a thin silicon layer grown on the polished surface of the wafer. Typically, the epitaxial layer has different electrical properties from the underlying wafer. This provides our customers with better isolation between circuit elements than a polished wafer and the ability to tailor the wafer to the specific demands of the device. This improved isolation allows for increased reliability of the finished semiconductor device and greater efficiencies during the semiconductor manufacturing process, which ultimately allows for more complex semiconductor devices.

We designed our AEGIS™ product for certain specialized applications requiring high resistivity EPI wafers. The AEGIS™ wafer includes a thin epitaxial layer grown on a standard starting wafer, which eliminates harmful defects on the surface of the wafer, thereby allowing device manufacturers to increase yields and improve process reliability.

SOI Wafers

SOI wafers improve switching speeds and enhance the performance of RF devices such as power amplifiers, switches and sensors. Our SOI wafers have three layers: a thin surface layer of silicon where the transistors are formed; an underlying layer of insulating material; and a support or “handle” bulk semiconductor wafer. Transistors built within the top silicon layer typically switch signals faster, run at lower voltages and are much less vulnerable to signal noise from background cosmic ray particles. Each transistor is isolated from its neighbor by a complete layer of silicon dioxide.

Customers

We primarily sell our products to all of the major semiconductor manufacturers in the world, including integrated device manufacturers and pure-play semiconductor foundries, and to a lesser extent, leading companies that specialize in wafer customization. We supply our products to each of the top 20 largest semiconductor manufacturers in the world as measured by 2013 revenue, and our top 10 customers by net sales for 2013, set forth in alphabetical order, were: Global Foundries, Infineon Technologies, Intel Corporation, Micron Technology, NXP Semiconductors, Powerchip Technology, Samsung, STMicroelectronics, TSMC and United Monolithic Semiconductors. We have had relationships with all of our top 10 customers for more than 10 years. In 2013, Samsung, TSMC and STMicroelectronics accounted for approximately 21%, 16% and 11%, respectively, of our net sales to non-affiliates. No other customer accounted for more than 10% of our net sales to non-affiliates during 2013.

Our customers are located primarily in the major semiconductor manufacturing regions throughout the world. The following table presents a summary of the percentage of our net sales to non-affiliates by country, based on the location of the customer, for the years ended December 31, 2013, 2012 and 2011:

	Percentage of Net Sales to Non-affiliates
Country	For the Years Ended December 31,
	2013	2012	2011
Taiwan	24%	24%	25%
Korea	24	21	20
United States	14	16	17
Singapore	7	6	7
Japan	3	6	6
Italy	4	5	5
Germany	7	5	4
China	4	5	4
France	4	4	4
Other foreign countries	9	8	8

Total	100%	100%	100%

Sales and Marketing

We market our semiconductor wafers primarily through a direct sales force. We have customer service and support centers strategically located across the globe, including in China, France, Germany, Italy, Japan, Malaysia, Singapore, South Korea, Taiwan and the United States. A key element of our sales and marketing strategy is establishing and maintaining close relationships with our customers, which we accomplish through multi-functional teams of technical, sales and marketing and manufacturing personnel, including over 30 dedicated field engineers. Our multi-functional teams work closely with our customers to optimize our products for our customers’ current and future production processes, requirements and specifications. We closely monitor changing customer needs and target our research and development and manufacturing to produce wafers adapted to each customer’s specific needs.

Sales to our customers are generally governed by purchase orders or, in certain cases, agreements with terms of one year or less that include pricing terms and estimated quantity requirements. Our customer agreements generally do not require that a customer purchase a minimum quantity of wafers.

We sell semiconductor wafers to certain customers under consignment arrangements. These consignment arrangements generally require us to maintain a certain quantity of wafers in inventory at the customer’s facility or at a storage facility designated by the customer. Under these arrangements, we ship the wafers to the storage facility, but do not charge the customer or recognize sales for those wafers until title passes to the customer. We had approximately $22.9 million and $27.7 million of inventory held on consignment as of December 31, 2013 and December 31, 2012, respectively.

Research and Development

The semiconductor wafer market is characterized by continuous technological development and product innovation. Our R&D organization consists of over 123 engineers, of whom approximately 44 have PhDs. Our R&D model combines engineering innovation with specific commercialization strategies and seeks to align our technology innovation efforts with our customers’ requirements for new and evolving applications. We accomplish this through a deep understanding of our customers’ current and future technology requirements and targeting our R&D efforts at developing products to meet those technology requirements. In particular, we have a Field Applications Engineering team that collaborates with our account managers and serves as the key technical interface between us and our customers. Members of this team are assigned to key customers worldwide and lead the introduction and qualification of new products, collaborate with our customers in the development of new technical solutions and support the resolution of any product-related issues.

We devote a significant portion of our R&D resources to enhancing our position in the crystal technology area. In conjunction with these efforts, we are developing wafer technologies to meet advanced flatness and particle specifications of our customers. We are also continuing to focus on the development of advanced substrates such as EPI and SOI wafers and cost reduction activities.

In addition to our focus on advancements in wafer material properties, we continue to invest in R&D associated with larger wafer sizes. We produced our first 300mm wafer in 1991 and are continuing to enhance our 300mm technology program. We produced our first 450mm wafer in 2009, but to date have only produced minimal quantities of mechanical wafers at this size due to limited market demand for 450mm wafers. We also continue to focus on process design advancements to drive cost reductions and productivity improvements.

Prior to or simultaneously with the completion of this offering, we expect to enter into joint development arrangements with SunEdison pursuant to which we and SunEdison will collaborate on future R&D activities with respect to the intellectual property to be licensed between us, as well as projects related thereto. For additional information on these arrangements, see “Certain Relationships and Related Party Transactions–Intellectual Property Licensing Agreements.”

Manufacturing

To meet our customers’ needs worldwide, we have established a global manufacturing network consisting of eight facilities located in Taiwan, Malaysia, South Korea, Italy, Japan and the United States. We have located our manufacturing facilities in regions that offer both low operating costs and highly educated work forces in close proximity to our customers. This “local” presence enables us to facilitate collaboration with our customers on product development activities and shorten product delivery and response times.

We have installed consistent tools and processes across our manufacturing facilities in order to facilitate the transfer of manufacturing between sites. While customers generally require that they “qualify” each facility at which we manufacture wafers for them, a process that typically takes three to six months but which can take up to one year for certain products, in many cases multiple sites are qualified for a particular product to allow manufacturing flexibility. In addition, multiple qualifications permit us to quickly shift production between facilities in the event of a natural disaster or other occurrence affecting one of our facilities, enabling uninterrupted delivery of products to our customers. For example, production at our Japanese facility was disrupted as a result of the March 2011 earthquake and tsunami, but we were able to shift production of our 200mm wafers quickly to other facilities that had been, or were already in the process of being, qualified, enabling us to continue delivering those wafers to customers in a timely manner.

Our wafer manufacturing process begins with high purity polysilicon. The polysilicon is melted in a quartz crucible along with minute amounts of electrically active elements such as arsenic, boron, phosphorous or antimony. We then lower a silicon seed crystal into the melt and slowly extract it from the melt. The resultant body of silicon is called an ingot. The temperature of the melt, speed of extraction and rotation of the crucible govern the size of the ingot, while the concentration of the electrically active element in the melt governs the electrical properties of the wafers to be made from the ingot. This is a complex, proprietary process requiring many control features on the crystal-growing equipment.

After the crystal ingot is grown, we grind the ingots to the specified size and slice them into thin wafers. Next, we prepare the wafers for surface polishing with a multi-step process using precision wafer planarization machines, edge contour machines and chemical etchers. Final polishing and cleaning processes give the wafers the clean and ultraflat mirror polished surfaces required for the fabrication of semiconductor devices. We further process some of our products into EPI wafers by utilizing a chemical vapor deposition process to deposit a single crystal silicon layer on the polished surface. Additional wafer customization can be made through our SOI process, which creates an oxide isolated silicon layer on a base substrate.

The graphic below illustrates key steps in the manufacturing process for our semiconductor wafers:

Raw Materials

The principal raw material used in our manufacturing process is polysilicon. We have historically obtained our requirements for polysilicon primarily from SunEdison’s facility in Pasadena, Texas, as well as from other external polysilicon suppliers. Following the completion of this offering, we expect SunEdison to continue to commit to supplying us with our polysilicon requirements. However, following the Transactions, we will own a 35% interest in SMP, which owns a polysilicon manufacturing facility in South Korea that is currently under construction. The SMP facility is expected to be completed in the second half of 2014. We expect to purchase polysilicon from SunEdison on a purchase order basis at competitive market prices until SMP achieves commercial capabilities to produce electronic grade polysilicon. After SMP achieves such commercial capabilities, we expect to purchase a portion of our polysilicon from SMP on a purchase order basis at competitive market prices. If for any reason SunEdison or SMP is unwilling or unable to meet our demand for polysilicon, we expect to be able to obtain our polysilicon requirements from alternative suppliers. However, we may experience manufacturing delays, an increase in our costs relating to obtaining polysilicon or a decrease in our manufacturing throughput and yields if we are required to seek alternative suppliers.

Competition

The market for semiconductor wafers is highly competitive. We compete globally and face competition from established manufacturers. Our major worldwide competitors are Shin-Etsu Handotai, SUMCO Corporation, Siltronic AG and LG Siltron. The key competitive factors in the semiconductor wafer market are product quality, consistency, price, technical innovation, customer service and product availability. We emphasize our technology and product innovation, customer service and consistently delivering high quality wafers that meet our customers evolving requirements. Some of our competitors are larger than us, which may enable them to produce wafers at a lower per unit cost due to economies of scale and have greater influence than us on market prices. We also believe certain of our competitors may experience competitive advantages in their home markets, where customers are willing to pay a premium for wafers from a domestic manufacturer.

Proprietary Information and Intellectual Property

We believe that the success of our business depends in part on our proprietary technology, information and processes. We protect our intellectual property rights based on patents and trade secrets. As of December 31, 2013, we had 249 U.S. patents and 503 foreign patents. In addition, as of December 31, 2013, we had 95 pending U.S. patent applications and approximately 234 pending foreign patent applications. As of December 31, 2013, the number of patents granted to us and the number of patents we had pending were as follows:

	Number of Patents Granted	Number of Patents Pending
Polysilicon	7	44
Crystal	252	45
Wafering	409	106
EPI	63	36
SOI	21	78

Total	752	329

The table below sets forth the approximate number of our current U.S. and foreign patents that are scheduled to expire in the referenced periods:

	Number of Patents Scheduled to Expire
During the Years Ended December 31,	U.S.	Foreign
2014-2017	90	154
2018-2022	97	232
2023-2027	37	103
2028 and thereafter	25	14

Total	249	503

While we consider our patents to be valuable assets, we do not believe that the success of our business or our overall operations are dependent upon any single patent or group of related patents. In addition, we do not believe that the loss or expiration of any single patent or group of related patents would materially affect our business.

We and SunEdison determined which intellectual property assets, including patents, will be transferred to us in connection with the Formation Transactions based on the subject matter of the assets. We will receive intellectual property assets that involve processes, product and apparatus that are primarily related to the production of semiconductor wafers, while SunEdison will retain intellectual property assets that are primarily related to the production of solar wafers. In situations where the subject matter of particular intellectual property significantly overlaps between our business and SunEdison’s business, the intellectual property will be owned by either us or SunEdison based on the asset’s primary application.

We will enter into intellectual property licensing agreements with SunEdison in connection with the Transactions. The agreements will involve the licensing of intellectual property that is utilized in both our business and SunEdison’s business. See “Certain Relationships and Related Party Transactions—Intellectual Property Licensing Agreements” for a summary of the material terms of these agreements.

We have agreed to indemnify some of our customers against claims of infringement of the intellectual property rights of others in our sales contracts with these customers. Historically, we have not paid any claims under these indemnification obligations, and we do not have any pending indemnification claims against us.

Environmental Matters

Our operations and facilities are subject to U.S. and foreign laws and regulations governing the protection of the environment and our employees, including those governing air emissions, water discharges, the management and disposal of hazardous substances and wastes, and the cleanup of contaminated sites. We could incur substantial costs, including cleanup costs, fines or civil or criminal sanctions, or third-party property damage or personal injury claims, in the event of violations or liabilities under these laws and regulations, or non-compliance with the environmental permits required at our facilities. Potentially significant expenditures could be required in order to comply with environmental laws that may be adopted or imposed in the future. In addition, we could be liable for violation of environmental laws or regulations or clean up costs at former facilities. We are not aware of any threatened or pending material environmental investigations, lawsuits or claims involving us, our operations or our current or former facilities.

Groundwater and/or soil contamination has been detected at our facilities in St. Peters, Missouri and Merano, Italy, and we previously had contamination at two other facilities which has now been remediated. We believe we are taking all necessary remedial steps at the two facilities where contamination still exists and continue to monitor the other two facilities. We do not expect the costs of the ongoing monitoring at those sites to be material. In connection with our decision to indefinitely close the Merano, Italy polysilicon and chlorosilanes facilities, during the three months ended December 31, 2013 we recorded an additional $3.4 million of environmental expense to reflect revised estimated liabilities relating to remediation activities that would be required to be undertaken at our Merano, Italy polysilicon facilities. As of December 31, 2013, we believe we will have adequately accrued all estimated required expenses with respect to our current decision to indefinitely close the Merano, Italy facilities. However, actual future expenses could differ from our estimates. In addition, if we decide to close any of our other facilities in the future, we could be subject to additional costs related to cleanup and/or remediation at that site in connection with closing the facility. As of December 31, 2013, compliance with foreign, federal, state and local provisions which have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, has not had a material effect on our business, financial condition or results of operations, and we do not currently expect any known conditions to have a material impact on our business in the future.

Properties

Our principal manufacturing and administrative facilities, including our executive offices, comprised approximately 3,148,000 square feet as of December 31, 2013. All of our facilities are owned, other than our Kuala Lumpur, Malaysia facility, which is leased. This lease expires in April 2015 and is extendable for one two-year period thereafter. We also own all of the real estate underlying our owned facilities, other than the real estate on which our Hsinchu, Taiwan facility is located, which is subject to a land lease. This lease expires in 2014 and is extendable at our option for not less than a 20-year renewal period thereafter. Upon the completion of this offering, we also expect to sub-lease from SunEdison an office in Singapore comprising approximately 3,000 square feet.

The table below sets forth the location and approximate square footage of each of our facilities.

Location	Approximate Square Footage
St. Peters, MO, USA	592,000
Hsinchu, Taiwan	536,000
Chonan, South Korea	469,000
Ipoh, Malaysia	431,000
Utsunomiya, Japan	311,000
Merano, Italy (1)	333,000
Novara, Italy	418,000
Kuala Lumpur, Malaysia	55,000
Singapore (2)	3,000

(1)	The square footage with respect to the Merano, Italy polysilicon facility includes square footage related to our polysilicon operations, which were shuttered as of December 31, 2011 and recently indefinitely closed.
(2)	This office will be sub-leased from SunEdison upon the completion of this offering.

In an effort to reduce manufacturing costs and shift manufacturing to locations closer to our customers, in 2009 we committed to terminate certain of our manufacturing operations at our facility located in St. Peters, Missouri. We ceased all manufacturing at our St. Peters facility in 2012 except for 150mm crystal growing and advanced SOI substrate manufacturing. We have transferred these manufacturing operations to our facility in Ipoh, Malaysia. On February 7, 2014, we determined to commence a plan to consolidate our semiconductor crystal operations. The consolidation will include the transitioning of small diameter crystal activities from our St. Peters facility to our other crystal facilities in Korea, Taiwan and Italy. Our corporate headquarters and certain R&D activities are also expected to continue at our St. Peters facility.

We believe that our existing facilities and equipment are well maintained, in good operating condition and are adequate to meet our current requirements.

Employees

As of December 31, 2013, we had approximately 4,200 employees, approximately 1,400 of whom were unionized at our manufacturing facilities in St. Peters, Missouri; Merano, Italy; Novara, Italy; Utsunomiya, Japan; and Chonan, South Korea. In various countries, local law also requires our participation in works councils. We have not experienced any material work stoppages at any of our facilities due to labor union activities in recent years. We believe our relations with our employees are good.

Legal Proceedings

We are involved in various legal proceedings, claims, investigations and other legal matters which arise in the ordinary course of business. Although it is not possible to predict the outcome of these matters, we believe that the ultimate outcome of our pending legal proceedings, individually and in the aggregate, will not have a material adverse effect on our business, financial condition or results of operations.

In May 2008, S.O.I.TEC Silicon on Insulator Technologies S.A., or Soitec, and Commissariat A L’Energie Atomique, or CEA, filed a complaint against us in the U.S. District Court for the District of Delaware (Civil Action No. 08-292) which, as amended, alleges infringement by us of four U.S. patents related to SOI technology and requested damages and an injunction. We filed a counterclaim against Soitec for infringement of one of our U.S. patents. For further discussion, see Note 11 to the combined financial statements included elsewhere in this prospectus. In November 2013, we, Soitec and CEA entered into a settlement agreement to resolve all outstanding claims and disputes relating to this litigation matter. In connection with the settlement agreement, we and Soitec also entered into (i) a patent cross-licensing agreement, pursuant to which certain patents owned by each party relating to SOI technologies will be licensed to the other party for research and development purposes, and (ii) a supply agreement, pursuant to which we will manufacture and sell to Soitec certain silicon wafer products at a discounted price. The settlement included no upfront payment. However, in the event Soitec does not purchase a sufficient amount of wafers under the cross-license to receive the discount, then we may pay Soitec the maximum amount of $350,000 in any future year.

MANAGEMENT

The following table sets forth information regarding our directors, director nominees and executive officers upon completion of this offering. Currently all of our directors are either employed by SunEdison or us, and therefore, none are considered independent under the applicable standards of the NASDAQ Global Select Market and the SEC. It is expected that our director nominees will become directors immediately prior to or upon the consummation of this offering.

Name	Age	Position/Title
Shaker Sadasivam	54	President, Chief Executive Officer and Director
Jeffrey L. Hall	47	Executive Vice President Finance & Administration and Chief Financial Officer
William J. Dunnigan	56	Vice President and General Manager
Bryan D. Hoadley	49	Vice President Sales and Marketing
Douglas G. Wilson	48	Vice President and General Manager
Antonio R. Alvarez	57	Director Nominee
Gideon Argov	57	Director Nominee
Michael F. Bartholomeusz	45	Director Nominee
Jeffrey A. Beck	51	Director Nominee
Justine F. Lien	51	Director Nominee
Brian A. Wuebbels	41	Director Nominee

Ages shown above are as of March 31, 2014. The following is a brief description of the business experience of each of the persons listed above.

Dr. Shaker Sadasivam has served as our President and Chief Executive Officer and a director since December 2013 and as SunEdison’s Executive Vice President and President—Semiconductor Materials since October 2009 and Senior Vice President, Research and Development from July 2002 to September 2009. Prior to that time, Dr. Sadasivam served in various positions for SunEdison, including as President of MEMC Japan Ltd., SunEdison’s Japanese subsidiary, from April 2002 to June 2002, as Director, Worldwide Operations Technology from July 2000 to March 2002, as Director, Technology for MEMC Korea Company, SunEdison’s South Korean subsidiary, from July 1999 to June 2000, and in positions in the manufacturing technology group from September 1997 to June 1999. Mr. Sadasivam’s extensive experience working in our business, including as the President of our business under SunEdison, allows him to advise our board of directors on management’s perspective with respect to a full range of issues affecting our company.

Jeffrey L. Hall has served as our Executive Vice President Finance & Administration and Chief Financial Officer since December 2013. Prior to joining our company, Mr. Hall served as the Executive Vice President and Chief Financial Officer for Express Scripts Holding Company from April 2008 to July 2013. Prior to joining Express Scripts, Mr. Hall was with KLA-Tencor Corporation since 2000 in various leadership positions with increasing roles and responsibilities, including serving as Senior Vice President and Chief Financial Officer from January 2006 to March 2008. Prior to joining KLA-Tencor, Mr. Hall held various financial leadership roles in the resort and global telecommunications industries.

William J. Dunnigan will begin serving as our Vice President and General Manager prior to the completion of this offering and served as SunEdison’s Vice President & General Manager since July 2013. Mr. Dunnigan joined SunEdison in December 2010 as Vice President Supply Chain, Semiconductor Materials, a position he held until June 2013. Previously, Mr. Dunnigan served as Senior Vice President, Wafer Fabrication of Cypress Semiconductor from June 2006 to March 2009. Mr. Dunnigan started his career at Motorola/Freescale Semiconductor, where he worked for 26 years in a variety of roles until August 2005, including process engineering, manufacturing and operations management, Corporate Vice President, Wafer Manufacturing and Vice President and General Manager of the Computing Platform Division.

Bryan D. Hoadley will begin serving as our Vice President Sales and Marketing prior to the completion of this offering and served as SunEdison’s Worldwide Vice President, Sales & Marketing for the Semiconductor Products business unit since August 2013. Mr. Hoadley has more than 25 years of experience in the microelectronics industry. Prior to joining SunEdison, Mr. Hoadley served as President of Movea Inc. and as its Executive Vice President of Worldwide Sales and Marketing from October 2007 to July 2013. Previously, Bryan spent 15 years in the automated semiconductor test industry, most recently as Worldwide Vice President of Field Operations for Credence Systems Corp. from March 2006 to April 2007 and as Vice President and General Manager of European Field Operations in Grenoble, France for Credence Systems Corp. from April 2002 to March 2006. Mr. Hoadley held various sales management roles with Credence Systems Corp. from August 1994 to March 2002 and began his career as an account manager with Micro Component Technology from 1992 to 1994. Mr. Hoadley started his career as a systems engineer at Lockheed Martin Missiles and Space, where he served in various roles from 1990 to 1992.

Douglas G. Wilson will begin serving as our Vice President and General Manager prior to the completion of this offering and served as SunEdison’s Vice President and General Manager since August 2012. Prior to that time, Mr. Wilson served as SunEdison’s Vice President of Global Operations from August 2011 to July 2012, and as SunEdison’s Senior Director of the Product Management/Marketing group from June 2009 to July 2011. Previously, Mr. Wilson held various leadership positions in Quality Engineering, Operations, Scheduling, Capacity Planning, Capital Expansion, Business Unit Management, Site Management, Product Management and Product Marketing since joining SunEdison in 1996. Prior to his arrival at SunEdison, Doug served as an A-6 and FA-18 pilot in the U.S. Navy. In addition to his operational aviation role, he also held a variety of positions in the U.S. Navy in aircraft maintenance, aircrew training and weapons systems management, ultimately serving as a Navy Flight Test Director for advanced weapons systems.

Antonio R. Alvarez will begin serving as one of our directors prior to the completion of this offering. Mr. Alvarez has served as the Chief Operating Officer of Aptina Imaging, an imaging technology company, since 2012. Prior to joining Aptina Imaging, Mr. Alvarez served as Chief Operating Officer of Advanced Analogic Technologies from October 2010 to 2012 and Chief Executive Officer of Leadis Technology from November 2005 to September 2009. Mr. Alvarez also served as Senior Vice-President of the Memory Products Division as well as Research & Development at Cypress Semiconductor prior to 2005. Mr. Alvarez also serves on the board of directors of SunEdison, Inc. (NYSE: SUNE) ChipMOS Technologies (Bermuda) Ltd. (Nasdaq: IMOS), a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan and the United States. Mr. Alvarez brings to our board of directors extensive leadership and operations experience as a senior executive of several technology companies, as well as deep insights into the industry in which we operate from serving on the board of directors of a public company operating in the semiconductor industry.

Gideon Argov will begin serving as one of our directors prior to the completion of this offering. Mr. Argov has served as an Advisory Director to Berkshire Partners since May 2013. Mr. Argov previously served as Chief Executive Officer of Entegris, a global provider of materials and components to the semiconductor and electronics industries from 2004 to 2012 and as a Managing Director of Parthenon Capital from 2001 to 2004. Previously, he served for nine years as Chairman and Chief Executive Officer of Kollmorgen, a factory automation and electro-optical systems provider. Mr. Argov served for four years as a combat officer and Company Commander in the armored corps of the Israel Defense Forces. Mr. Argov is also a director of J.M. Huber Corporation and Servotronix and a member of the Council on Foreign Relations and the International Council of the Belfer Center at the John F. Kennedy School of Government. Additionally, Mr. Argov is involved in numerous non-profit organizations including Beth Israel Deaconess Medical Center in Boston and the Inter-Disciplinary Center (IDC) in Herzliya, Israel where he founded the Shlomo Argov Fellows Program for public sector leadership. Mr. Argov brings to our board of directors significant leadership experience as the former chief executive officer of two companies, including one that operates in the semiconductor industry, and financial expertise as a managing partner or advisor to leading private investment firms.

Michael F. Bartholomeusz will begin serving as one of our directors prior to the completion of this offering. Dr. Bartholomeusz has served as Chief Executive Officer and as a member of the Board of Directors of HZO Inc., a privately-held thin film nanotechnology company, since July 2013. Prior to joining HZO Inc., Dr. Bartholomeusz served as Managing Partner of Apex Management Partners, a firm providing advisory services in the fields of technology, business development and strategic transactions, from 2007 to June 2013, and as Chief Executive Officer and member of the Board of Directors of AQT Solar, a privately-held producer of thin-film solar products, from 2008 to December 2012. Previously, Dr. Bartholomeusz spent 11 years in various positions at WC Heraeus, GmbH, a company with holdings in the electronics, medical and materials industries, most recently as Executive Vice President and Division Manager. Dr. Bartholomeusz also serves on the board of directors of Banyan Energy Inc., a privately-held solar energy company. He previously served on the board of directors of Inner Mongolia Electrolyte Metals and Powders Co., a privately held Chinese company, and on the boards of directors of subsidiaries of Heraeus in Japan and Singapore. Dr. Bartholomeusz brings to our board of directors extensive leadership experience as a senior executive of several technology-based companies, as well as global experience in regions and countries outside the United States including Europe, Japan, Singapore, Taiwan, India and China through his work with Heraeus and Inner Mongolia Electrolyte Metals and Powders.

Jeffrey A. Beck will begin serving as one of our directors prior to the completion of this offering. Mr. Beck served as Chief Operating Officer of iRobot Corporation, a leading provider of robots to the consumer and defense and security markets, from April 2012 to December 2013, and as President of its Home Robot Division from March 2009 to March 2012. Prior to joining iRobot, Mr. Beck was with AMETEK corporation, a manufacturer of electronic instruments and electromechanical devices, from 2004 to 2009, most recently as Senior Vice President and General Manager, Aerospace and Defense. From 1999 to 2004, Mr. Beck held management positions at two divisions of Danaher Corporation. Mr. Beck began his career at Emerson Electric Corporation, holding various engineering and sales positions from 1989 to 1999. Mr. Beck currently serves on the board of directors of Fiber Optic Components, a privately-held company. Mr. Beck’s qualifications to serve on our board include extensive leadership and operational experience from his senior management positions at technology-based companies.

Justine F. Lien will begin serving as one of our directors prior to the completion of this offering. Ms. Lien has served on the board of directors and as chair of the audit committee and a member of the nominating and corporate governance committee of Avago Technologies Limited (Nasdaq: AVGO) since 2008. Previously, Ms. Lien served as the Chief Financial Officer, Vice President of Finance, Treasurer and Secretary of Integrated Circuit Systems, Inc., from May 1999 to September 2005 when ICS merged with Integrated Device Technologies, Inc., following which Ms. Lien retired. She joined ICS in 1993 holding titles including Director of Finance and Administration and Assistant Treasurer. Ms. Lien served as a director of Techwell, Inc. from January 2006 until July 2010, where she also served as the chairperson of the audit committee. Ms. Lien holds a B.A. degree in accounting from Immaculata College and an M.T. degree in taxation from Villanova University, and is a certified management accountant. Ms. Lien’s qualifications to serve on our board include her career in senior financial management positions with, and on the board of directors of, semiconductor companies, and her education and training as an accounting professional.

Brian A. Wuebbels will begin serving as one of our directors prior to the completion of this offering. Mr. Wuebbels serves as the Executive Vice President and Chief Financial Officer of SunEdison, a position he has held since May 2012. Prior to that time, Mr. Wuebbels served as SunEdison’s Vice President and General Manager—Balance of System Products from January 2012 to April 2012, Vice President and General Manager, Solar Wafer Manufacturing from February 2010 to December 2011, Vice President of Financial Planning and Analysis from January 2009 to January 2010 and Vice President Operations Finance from August 2007 to December 2009. Prior to joining SunEdison, Wuebbels served as Vice President and Chief Financial Officer of Honeywell’s Sensing and Controls Business from August 2005 to July 2007 and Vice President of Financial Planning and Analysis for Honeywell’s Transportation Systems Strategic Business Group from March 2003 to July 2005. Mr. Wuebbels previously spent 10 years at General Electric in various senior finance and operations roles around the world. Mr. Wuebbels extensive experience working in our business, including as the Executive

Vice President and Chief Financial Officer of SunEdison, allows him to advise our board of directors on a wide range of management and financial issues pertinent to SSL.

Controlled Company

For purposes of the NASDAQ Global Select Market rules, we expect to be a “controlled company” after completion of this offering. Controlled companies under those rules are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. SunEdison will continue to control more than 50% of our ordinary shares upon completion of this offering and will continue to have the right to designate a majority of the members of our board of directors for nomination for election and the voting power to elect such directors following this offering. Accordingly, we expect to be eligible to, and we intend to, take advantage of certain exemptions from corporate governance requirements provided in the NASDAQ Global Select Market rules. Specifically, as a controlled company, we will not be required to have (i) a majority of independent directors, (ii) a Nominating and Corporate Governance Committee composed entirely of independent directors, (iii) a Compensation Committee composed entirely of independent directors or (iv) an annual performance evaluation of the Nominating and Corporate Governance and Compensation Committees. Therefore, following this offering, our Nominating and Corporate Governance and Compensation Committees may not consist entirely of independent directors and such committees may not be subject to annual performance evaluations. We believe that Messrs. Alvarez, Argov, Bartholomeusz and Beck and Ms. Lien will be “independent directors” as defined by the NASDAQ Global Select Global Market Rules, and therefore we will have a majority of independent directors upon the consummation of this offering. However, we will not be required to maintain a majority of independent directors for so long as we are a “controlled company.” Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the applicable NASDAQ Global Select Market corporate governance requirements. In the event that we cease to be a controlled company, we will be required to comply with those requirements after specified transition periods.

The controlled company exemption does not modify the independence requirements for the Audit Committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and NASDAQ Global Select Market rules, which require that our Audit Committee be composed of at least three members, one of whom will be independent upon the listing of our ordinary shares on the NASDAQ Global Select Market, a majority of whom will be independent within 90 days of the date of this prospectus, and each of whom will be independent within one year of our initial public offering.

Composition of our Board of Directors

Upon the completion of this offering, our board will consist of seven directors. The authorized number of directors may be changed from time to time by resolution of our board of directors. Vacancies on our board of directors can be filled by resolution of our board of directors. Subject to any rights applicable to any then outstanding preferred stock, any additional directorships resulting from an increase in the number of directors may only be filled by the directors then in office unless otherwise required by law or by a resolution passed by our board of directors. The term of office for each director will be until his or her successor is elected at our annual general meeting of shareholders or his or her death, resignation or removal, whichever is earliest to occur.

Committees of our Board of Directors

Upon the completion of this offering, the standing committees of our board of directors will be an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Each of the committees will report to our board of directors as they deem appropriate and as our board of directors may request. The expected composition, duties and responsibilities of these committees are set forth below.

Audit Committee

The Audit Committee will be responsible for, among other matters: (1) oversight and review of our financial statements and financial reporting processes; (2) our systems of internal accounting and financial controls and disclosure controls; (3) the qualifications and independence of our independent auditors; (4) the performance of our internal audit function and independent auditors; and (5) compliance with legal and regulatory requirements and codes of conduct and ethics programs established by management and our board of directors.

Immediately following this offering, the Audit Committee will consist of Ms. Lien and Messrs. Beck and Wuebbels. We believe that Ms. Lien and Mr. Beck will qualify as independent directors according to the rules and regulations of the SEC and the NASDAQ Global Select Market with respect to audit committee membership. We expect to add a third independent director within one year after our initial public offering, at which time Mr. Wuebbels is expected to leave the Audit Committee. We will then have a fully independent Audit Committee in compliance with the applicable rules and regulations of the NASDAQ Global Select Market.

We also believe that Ms. Lien qualifies as an “audit committee financial expert,” as such term is defined in Item 401(h) of Regulation S-K. Our board of directors will adopt a written charter for the Audit Committee in connection with this offering, which will be available on our corporate website at www.sunedisonsemi.com upon the completion of this offering. The information on our website is not part of this prospectus.

Compensation Committee

The Compensation Committee will be responsible for, among other matters: (1) reviewing and approving all compensation, including incentive compensation and corporate and individual goals and objectives relevant to our chief executive officer and evaluating our chief executive officer’s performance in light of those goals and objectives; (2) reviewing and approving the base salaries, incentive compensation and equity-based compensation of our other executive officers; (3) approving all significant compensation or incentive plans for executives, including material changes to all such plans; and (4) having the sole authority to retain or obtain the advice of any compensation consultant, independent legal counsel or other adviser after taking into account certain factors which address the independence of that consultant, counsel or adviser.

Immediately following this offering, the Compensation Committee will consist of Messrs. Alvarez, Argov and Bartholomeusz. Our board of directors will adopt a written charter for the Compensation Committee in connection with this offering, which will be available on our corporate website at www.sunedisonsemi.com upon the completion of this offering. The information on our website is not part of this prospectus.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee will be responsible for, among other matters: (1) assisting our board of directors by identifying individuals qualified to become members of our board; (2) recommending to our board the director nominees for the next annual general meeting of shareholders or in connection with filling vacancies on our board; (3) recommending to our board our Corporate Governance Guidelines; and (4) leading our board in its annual review of the board’s performance.

Immediately following this offering, the Nominating and Corporate Governance Committee will consist of Messrs. Alvarez and Sadasivam. Our board of directors will adopt a written charter for the Nominating and Corporate Governance Committee in connection with this offering, which will be available on our corporate website at www.sunedisonsemi.com upon the completion of this offering. The information on our website is not part of this prospectus.

Compensation Committee Interlocks and Insider Participation

No officer or employee has served as a member of our Compensation Committee. None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or Compensation Committee.

Risk Oversight

Our board of directors will oversee the risk management activities designed and implemented by our management. Our board of directors will execute its oversight responsibility for risk management both directly and through its committees. The full board of directors will also consider specific risk topics, including risks associated with our strategic plan, business operations and capital structure. In addition, our board of directors will receive detailed regular reports from members of our senior management and other personnel that include assessments and potential mitigation of the risks and exposures involved with their respective areas of responsibility.

Our board of directors will delegate to the Audit Committee oversight of our risk management process. Our other board committees will also consider and address risk as they perform their respective committee responsibilities. All committees will report to the full board of directors as appropriate, including when a matter rises to the level of a material or enterprise level risk.

Family Relationships

There are no family relationships between any of our executive officers and directors or director nominees.

Code of Business Conduct

We expect our board of directors to adopt a code of business conduct in connection with the completion of this offering. The code of business conduct will apply to all of our employees, officers and directors. We also expect our board of directors to adopt a supplemental code of conduct applicable to senior financial employees. The full text of our codes of business conduct will be posted on our website at www.sunedisonsemi.com. If we make any substantive amendments to these codes or grant any waiver from a provision to our chief executive officer, principal financial officer or principal accounting officer, we will disclose the nature of such amendment or waiver on our website or in a report on Form 8-K. The information contained on our website is not part of this prospectus.

EXECUTIVE COMPENSATION

The following section provides compensation information pursuant to the scaled disclosure rules applicable to “emerging growth companies” under the rules of the SEC and may contain statements regarding future individual and company performance targets and goals. These targets and goals are disclosed in the limited context of our executive compensation program and should not be understood to be statements of management’s expectations or estimates of results or other guidance. We specifically caution investors not to apply these statements to other contexts.

Overview

Our “Named Executive Officers” for 2013, which consist of our principal executive officer and the two other most highly compensated executive officers, are:

•	Shaker Sadasivam, our President and Chief Executive Officer;

•	William J. Dunnigan, our Vice President and General Manager; and

•	Douglas G. Wilson, our Vice President and General Manager.

We currently operate as a business segment of SunEdison and will continue to do so until the consummation of the Transactions. As a result, SunEdison has determined the 2013 compensation of our employees, including our Named Executive Officers, and will continue to do so until the completion of this offering. Unless otherwise stated, the compensation tables and other information set forth below reflect amounts paid or payable or awards granted to our Named Executive Officers by SunEdison under SunEdison’s compensation plans and programs. Following the completion of this offering, our Named Executive Officers will receive compensation and benefits under our compensation programs and plans, except that certain benefits will continue to be provided to our employees, including our Named Executive Officers, by SunEdison until pursuant to a transition services agreement. See “Certain Relationships and Related Party Transactions—Transition Services Agreement.”

Because our Named Executive Officers (other than Dr. Sadasivam) were not executive officers of SunEdison, their cash compensation was initially determined by SunEdison’s senior management in accordance with the philosophy adopted by the compensation committee of SunEdison’s board of directors, but was not specifically determined or reviewed by the compensation committee of SunEdison’s board of directors. As a SunEdison executive officer, Dr. Sadasivam’s compensation was reviewed and determined by SunEdison’s compensation committee, with the advice of that committee’s independent consultant.

Summary Compensation Table

The following table presents summary information regarding the total compensation paid to, earned by, and awarded to each of our Named Executive Officers.

Name and principal position	Year	Salary ($)(1)	Stock awards ($)(2)	Option awards ($)(2)	Non-equity incentive plan compensation ($)		All other compensation ($)		Total ($)
Shaker Sadasivam	2013	434,169	-	603,870	432,700	(3)	17,881	(4)	1,488,620
President and Chief	2012	418,200	-	972,537	287,700		33,888	(5)	1,712,325
Executive Officer	2011	409,231	-	950,061	91,500		30,558	(6)	1,481,350

William J. Dunnigan	2013	297,920	119,750	114,575	157,301	(3)	14,395	(4)	703,941
Vice President and General Manager	2012	285,600	19,406	137,144	102,588		14,758	(4)	559,496

Douglas G. Wilson	2013	248,308	-	343,725	131,106	(3)	14,860	(4)	737,999
Vice President and General Manager

(1)	Amounts shown include cash compensation earned and received as well as cash compensation earned but deferred at the election of the executive officer under SunEdison’s MEMC Retirement Savings Plan.

(2)	All option awards reflected in the table are non-qualified stock options granted under SunEdison’s equity plans, which options are exercisable for shares of common stock of SunEdison. The dollar amounts shown for stock awards represent the aggregate grant date fair value with respect to fiscal 2013 in accordance with FASB ASC Topic 718, excluding the effect of forfeitures related to service-based conditions. The dollar amounts shown for option awards represent the aggregate grant date fair value with respect to fiscal 2012 and is based upon the highest probable outcome of the performance-based conditions in accordance with FASB ASC Topic 718, excluding the effect of forfeitures related to service-based conditions. These amounts do not reflect whether our Named Executive Officers have actually realized or will realize a financial benefit from the awards. For a discussion of valuation assumptions, see Note 7 to the combined financial statements included elsewhere in this prospectus. In addition, in 2012, Messrs. Dunnigan and Wilson participated in a stock option exchange program pursuant to which they exchanged all of their options that had been granted in 2010 and 2011 for new options. The dollar amounts shown for option awards granted to Messrs. Dunnigan and Wilson include the incremental fair value of such options granted in exchange for previously awarded options computed as of the modification date in accordance with FASB ASC Topic 718.

(3)	These amounts represent awards for 2013 performance under SunEdison’s short term incentive plan. See “2013 Annual Incentive Plan” below for a description of SunEdison’s short term incentive plan.

(4)	Amount shown represents contributions by SunEdison to its MEMC Retirement Savings Plan.

(5)	Amount shown represents $13,296 in contributions by SunEdison to its MEMC Retirement Savings Plan and $20,592 of accrued paid time off payout.

(6)	Amount shown represents $15,181 in contributions by SunEdison to its MEMC Retirement Savings Plan and $15,377 of accrued paid time off payout.

Annual Base Salary

The current base salaries for our Named Executive Officers are:

Named Executive Officer	Base Salary
Shaker Sadasivam	$437,100
William J. Dunnigan	$299,936
Douglas G. Wilson	$250,800

Following the completion of this offering, the annual base salary for Dr. Sadasivam will be adjusted. See “Our Anticipated Executive Compensation Program Following this Offering—Annual Base Salary.”

2013 Annual Incentive Plan

SunEdison’s 2013 annual incentive plan had two main components: a company milestone component and a personal goal component. The 2013 plan had “threshold,” “target” and “maximum” payouts, based on a combination of the company performance metrics and personal goal metrics. The “threshold” level of performance for a particular performance goal represented the lowest level of performance for which any bonus would be earned on that performance goal. The “maximum” level of performance represented the level for which the maximum bonus would be earned for that particular goal, and the “target” represented the target level of performance. The “threshold,” “target” and “maximum” levels for each of our Named Executive Officers was (with target, threshold, and maximum represented as a percent of base salary):

Named Executive Officer	Threshold	Target	Maximum	Actual Annual Incentive Award as a Percentage of Target Award
Shaker Sadasivam (1)	38%	75%	150%	132%
William J. Dunnigan (1)	20%	40%	80%	131%
Douglas G. Wilson (1)	20%	40%	80%	131%

(1)	Following the completion of this offering, the threshold, target and maximum levels for our Named Executive Officers will be adjusted. See “Our Anticipated Executive Compensation Program Following this Offering—2014 Annual Incentive Plan.”

The performance goals were weighted based on their relative importance to achieving SunEdison’s overall goals. For 2013, the company milestone component (performance goals) of the plan was based upon achievement of threshold levels of a combination of total cash flow (70%) and operating income (30%). The company-based and personal performance metrics account for varying levels of the total potential award under the 2013 annual incentive plan. For Dr. Sadasivam, the company-based metrics accounted for 80% and the personal performance metrics accounted for 20% of his total potential award. For each of Messrs. Dunnigan and Wilson, the company-based metrics accounted for 60% and the personal performance metrics accounted for 40% of his total potential award.

SunEdison’s compensation committee determined that 140% of the company goals were reached in 2013. In assessing these awards to be paid to our Named Executive Officers, SunEdison’s compensation committee also considered certain additional factors such as the use of non-GAAP measurement of revenue and operating income to be consistent with how SunEdison reports earnings externally. The resulting calculation of the corporate performance portion for the annual incentive plan is summarized in the table below:

2013 Annual Incentive Measure	2013 Performance vs. Measure	Weighted Performance Rating (Company Portion)
Total Cash Flow (70% Weight)	Above Maximum	200%
Operating Income (30% Weight)	Missed Threshold	0%
		140% Corporate Rating

The 140% rating for corporate performance was utilized in addition to the personal ratings achieved by each of our Named Executive Officers to calculate the 2013 annual incentive awards. The actual payout for each Named Executive Officer is set forth above in the Summary Compensation Table in the “Non-equity incentive plan compensation” column.

Long-Term Incentive (Equity Awards)

In 2013, all of our Named Executive Officers received a long-term incentive grant in the form of stock options under SunEdison’s equity plans. The stock options granted to Messrs. Dunnigan and Wilson vest in increments of 25% over four years commencing on the first anniversary of the grant date. The stock options granted to Dr. Sadasivam will be earned, if at all, upon the achievement of one of the increasing SunEdison EBITDA targets that have been established for each of 2013, 2014 and 2015. Once earned, the options will vest on the first anniversary of the date on which the target was achieved. Additionally, Mr. Dunnigan received a long-term incentive grant of restricted stock units, or RSUs, under SunEdison’s equity plans, which will vest in increments of 25% over four years commencing on the first anniversary of the grant date.

Health and Retirement Benefits

In 2013, our Named Executive Officers participated in the same broad-based benefit programs offered to other U.S. employees of SunEdison, including healthcare and dental plans, long-term disability insurance, a 401(k) program with a match that is capped by the qualified limit established annually by the Internal Revenue Service and life insurance plans.

Outstanding Equity Awards at Fiscal Year End

The following table summarizes, for each of our Named Executive Officers, the number of shares of SunEdison restricted stock and the number of shares of common stock of SunEdison underlying outstanding stock options held as of December 31, 2013.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date (1)	Grant Date of Stock Award	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
Shaker Sadasivam	3,025	—	—	8.09	7/26/2014	4/20/2010	20,000(3)	261,000
	6,250	—	—	9.43	10/27/2014		—	—
	6,250	—	—	11.63	2/16/2015		—	—
	20,000	—	—	17.65	7/26/2015		—	—
	9,150	—	—	25.66	1/25/2016		—	—
	9,300	—	—	29.73	7/25/2016		—	—
	15,000	—	—	45.70	1/24/2017		—	—
	20,000	—	—	58.31	7/24/2017		—	—
	20,000	—	—	69.84	1/23/2018		—	—
	125,000	—	—	13.43	1/20/2019		—	—
	100,000	—	—	15.71	10/15/2019		—	—
	45,990	107,310(4)	—	11.63	4/27/2021		—	—
	62,500	187,500(5)	—	3.45	4/25/2022		—	—
	—	—	200,000(6)	1.76	7/24/2022		—	—
	—	—	246,000(6)	3.27	9/18/2022		—	—
	—	—	150,000(7)	9.58	7/18/2023		—	—
William Dunnigan	—	24,268(8)	—	2.77	8/20/2019	12/6/2010	20,000(3)	261,000
	—	8,438(5)	—	3.45	4/25/2022	4/27/2011	2,000(3)	26,100
	—	—	60,000(6)	1.76	7/24/2022	4/25/2012	4,219(9)	55,058
	—	—	49,000(6)	3.27	9/18/2022	7/18/2013	12,500(9)	163,125
	—	25,000(5)	—	9.58	7/18/2023	—	—	—
Douglas G. Wilson	3,750	—	—	8.09	7/26/2014	4/15/2010	1,125(3)	14,681
	10,000	—	—	9.43	10/27/2014	4/20/2010	2,500(3)	32,625
	2,812	8,438(5)	—	3.45	4/25/2022	4/27/2011	2,730(3)	35,627
	—	60,000(6)	—	1.76	7/24/2022	4/25/2012	4,219(3)	55,058
	6,223	12,460(8)	—	2.77	8/20/2019	—	—	—
	236	238(8)	—	2.77	8/20/2019
	—	74,000(6)	—	3.27	9/18/2022	—	—	—
	—	75,000(5)	—	9.58	7/18/2023	—	—	—

(1)	Except as otherwise indicated, the grant date of all stock option awards is ten years prior to the expiration date.

(2)	Based on SunEdison’s closing stock price on December 31, 2013 of $13.05.

(3)	The RSUs vest in increments of 50% on the third and the fourth anniversaries of the grant date.

(4)	The stock options vest in increments of 10%, 20%, 30% and 40% over four years commencing on the first anniversary of the grant date.

(5)	The stock options vest in increments of 25% over four years commencing on the first anniversary of the grant date.

(6)	The stock option grants made on July 24, 2012 and September 18, 2012 are performance based grants that will vest, if at all, in 33% increments if SunEdison’s stock achieves certain target market prices. The option expires on the tenth anniversary of the grant date, provided that if the target market prices are not achieved by the fifth anniversary of the grant date, the option will be cancelled.

(7)	The stock options will be earned, if at all, upon the achievement of one of the increasing SunEdison EBITDA targets that have been established for each of 2013, 2014 and 2015. Once earned, the options will vest on the first anniversary of the date on which the target was achieved.

(8)	The stock options were issued in exchange for stock options previously granted in 2010 and 2011 and vest in increments of 33.33% over three years. The grant date of the stock options was seven years prior to the expiration date.

(9)	The RSUs vest in increments of 25% over four years commencing on the first anniversary of the grant date.

(10)	The stock options were issued in exchange for stock options previously granted in 2010 and 2011 and vest in increments of 50% on the first and second anniversaries of the grant date. The grant date of the stock options was seven years prior to the expiration date.

Pension Plan

Each of Dr. Sadasivam and Mr. Wilson is a participant in SunEdison’s defined pension plan, which was amended in January 2002 to freeze the accrued benefit for him and other employees who did not meet certain age and service criteria. As of December 31, 2013, Dr. Sadasivam had 8.3 years of credited service under the plan and the present value of his accumulated benefits was $88,811. As of December 31, 2013, Mr. Wilson had 5.4 years of credited service under the plan and the present value of his accumulated benefits was $34,743.

Employment and Post-Termination Arrangements

General

All of our Named Executive Officers are currently employees at will. None of our Named Executive Officers currently has an employment agreement with SunEdison or us. Prior to the completion of this offering, we expect to enter into an employment agreement with Dr. Sadasivam.

Under SunEdison’s equity plans, an employee (including our Named Executive Officers) must be terminated without cause or by the employee for good reason within two years following a change in control of SunEdison in order to receive accelerated vesting of stock options and restricted stock units. Under SunEdison’s equity plans, “good reason” is generally considered a material diminution in an employee’s duties and responsibilities, a decrease in an employee’s base salary or benefits or a relocation of an employee’s work location of more than 50 miles.

Under SunEdison’s severance policy, each of our Named Executive Officers would receive either 6 months’, in the case of Messrs. Dunnigan and Wilson, or 12 months’, in the case of Dr. Sadasivam, salary continuation and continuation of healthcare benefits if such executives were terminated (other than for cause). The salary continuation is paid bi-weekly in accordance with SunEdison’s regular payroll practices for such periods. Receipt of these payments is conditioned on the employee agreeing to execute a standard general release and waiver and to abide by his or her employee confidentiality and non-compete agreement, which provides for a two-year non-compete and two- (or sometimes three-) year non-solicitation (of SunEdison employees and customers) agreement. SunEdison has not typically accelerated the vesting of the equity awards held by its employees, including its named executive officers, in the event of termination of employment. Prior to the completion of this offering, we expect to adopt a new severance policy, the terms of which may differ from SunEdison’s severance policy.

Our Anticipated Executive Compensation Program Following this Offering

Following this offering, our Compensation Committee will determine the appropriate compensation plans and programs for our executives. Our Compensation Committee will review and evaluate our executive compensation plans and programs to ensure they are aligned with our compensation philosophy. In addition, our Compensation Committee is expected to retain its own compensation consultant to advise the Compensation Committee in its compensation planning decisions. We expect the compensation plans and arrangements for our Named Executive Officers that will generally become effective upon completion of this offering to be substantially similar to the plans and arrangements of SunEdison and to consist generally of an annual base salary, a short-term annual incentive component, a long-term incentive (equity awards) component and health and retirement benefits component. A summary of the plans and arrangements that we expect our Compensation Committee to adopt is set forth below.

Annual Base Salary

Prior to the completion of this offering, we expect our independent directors to approve the initial annual base salaries for our Named Executive Officers. We expect that the annual base salaries for our Named Executive Officers following the completion of this offering will be as follows:

Named Executive Officer	Base Salary
Shaker Sadasivam	$600,000
William J. Dunnigan	$299,936
Douglas G. Wilson	$250,800

2014 Annual Incentive Plan

While the design of our 2014 annual incentive plan is not yet complete, we expect that it will be structured similarly to SunEdison’s 2013 annual incentive plan described above under “—Summary Compensation Table—2013 Annual Incentive Plan.” The 2014 annual incentive plan will likely have “threshold,” “target” and “maximum” payouts based on the achievement of a combination of company performance metrics and personal goal metrics. The “threshold” level of performance for a particular performance goal represents the lowest level of performance for which any bonus would be earned on that performance goal. The “maximum” level of performance represents the level for which the maximum bonus would be earned for that particular goal, and the “target” represents the target level of performance. The SunEdison compensation committee and our independent directors have approved the following “threshold,” “target” and “maximum” levels for each of our Named Executive Officers (with target, threshold and maximum represented as a percentage of base salary):

Named Executive Officer	Threshold	Target	Maximum
Shaker Sadasivam	50%	100%	200%
William J. Dunnigan	20%	40%	80%
Douglas G. Wilson	20%	40%	80%

Long-Term Incentive (Equity Awards)

We expect that our Named Executive Officers and other key executives will receive annual grants of stock options and restricted stock units pursuant to the SunEdison Semiconductor Limited 2014 Long-Term Incentive Plan, or the 2014 Plan, in order to align the long-term interests of management with those of our shareholders and incentivize them to manage our business to meet our long-term business goals and create sustainable long-term stockholder value. The terms and amounts of any actual grants made following completion of this offering will be determined by our Compensation Committee in accordance with the terms of the 2014 Plan. See “—SunEdison Semiconductor Limited 2014 Incentive Plans.”

IPO Grants

Prior to the completion of this offering, we expect our Compensation Committee to approve a grant to Dr. Sadasivam of non-qualified options under the 2014 Plan to purchase a number of our ordinary shares equal to $5,000,000 divided by the initial public offering price per share. The options will vest in increments of 25% over four years commencing on the first anniversary of our initial public offering. In addition, Dr. Sadasivam will receive a grant of RSUs equal to $1,250,000 divided by the initial public offering price per share. The RSUs will vest if our EBITDA for any of the fiscal years ending December 31, 2015, 2016, 2017 or 2018 is $200 million or greater.

Additionally, prior to the completion of this offering and under the 2014 Plan, we expect our Compensation Committee to approve equity grants to several other of our executive officers. These grants will consist of non-qualified options to purchase an aggregate number of our ordinary shares equal to $4,900,000 divided by the initial public offering price per share, which will vest in increments of 25% over four years commencing on the first anniversary of our initial public offering, and RSUs equal to an aggregate of $816,666 divided by the initial public offering price per share, which will vest if our EBITDA for any of the fiscal years ending December 31, 2015, 2016, 2017 or 2018 is $200 million or greater.

Treatment of Outstanding SunEdison Equity Awards

SunEdison has included in its proxy statement for its 2014 annual meeting of stockholders a proposal relating to an award exchange program pursuant to which employees of our company (including our executive officers) who hold stock options and restricted stock units issued under the equity incentive plans of SunEdison would be offered the opportunity to exchange their SunEdison equity awards for equivalent new awards under the 2014 Plan. The new awards would generally be subject to the same vesting schedule, term and other conditions as the SunEdison awards that are exchanged. Participation in the exchange program would be voluntary for our employees, including our executive officers. The exchange program is subject to approval by the stockholders of SunEdison at its annual meeting of stockholders to be held on May 29, 2014.

If the exchange program is not approved by SunEdison’s stockholders, or if SunEdison otherwise elects not to implement the exchange program, then we anticipate that, following the completion of this offering, all outstanding SunEdison stock options and RSUs held by our Named Executive Officers and our other executive officers will remain outstanding and will not be subject to any modification or amendment as a result of this offering.

Health and Retirement Benefits

We will provide our Named Executive Officers with benefits that our board of directors believes are reasonable and in the best interests of our company and our shareholders. We expect that, following the completion of this offering, our Named Executive Officers will participate in broad-based benefit programs substantially similar to those offered to our U.S. employees, including healthcare and dental plans, long-term disability insurance, a 401(k) program with a match that is capped by the qualified limit established annually by the Internal Revenue Service and life insurance plans.

SunEdison Semiconductor Limited 2014 Incentive Plans

Prior to the completion of this offering, we expect to adopt the 2014 Plan and the SunEdison Semiconductor Limited 2014 Non-Employee Director Incentive Plan, or the 2014 Director Plan, the material terms of which are summarized below. We collectively refer herein to the 2014 Plan and the 2014 Director Plan as the 2014 Incentive Plans.

2014 Plan

The purposes of the 2014 Plan are to enable us to attract and retain individuals who will contribute to our long-term success, motivate key personnel to produce a superior return to our shareholders by offering such individuals an opportunity to realize stock appreciation, by facilitating share ownership, and by rewarding them for achieving a high level of corporate performance and promote the success of our business. Eligibility to participate in the 2014 Plan is limited to our and our subsidiaries’ employees (including officers and directors who are employees), non-employee directors who are not affiliated with SunEdison, and consultants. The 2014 Plan provides for the grant of non-qualified stock options, incentive stock options (within the meaning of Internal Revenue Code Section 422), stock appreciation rights, restricted stock, restricted stock units, performance shares or any other cash or stock based award.

2014 Director Plan

The purposes of the 2014 Director Plan are to enable us to attract, motivate and retain qualified and experienced individuals who may perform services for us as non-employee directors, to compensate them for their contributions to our long-term growth and profits and to encourage them to acquire a proprietary interest in our success. The 2014 Director Plan provides for the grant of non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares or any other cash or stock based award.

Summary of Material Terms of 2014 Incentive Plans

The terms of the 2014 Plan and the 2014 Director Plan are substantially the same. The material terms of the 2014 Incentive Plans are as follows:

•	Shares Subject to the 2014 Incentive Plans. The maximum aggregate number of shares that may be issued under the 2014 Plan is 10,000,000 ordinary shares, provided that no more than 10,000,000 ordinary shares may be reserved for incentive stock options, while the maximum number of shares that may be issued under the 2014 Director Plan is 1,000,000 ordinary shares. These limitations shall not apply to any dividends paid in cash in connection with outstanding awards, to any stock option or other awards that are granted through the settlement, assumption or substitution of outstanding awards previously granted or through obligations to grant future awards as a result of a merger, consolidation or acquisition of the employing company with or by us or to the shares underlying any award that is to be settled in cash. To the extent any stock option or other stock award granted under either 2014 Incentive Plan is forfeited, cancelled, terminated, expires or lapses without having been exercised or paid in full, the shares subject to such awards will become available for future grant or sale under the applicable 2014 Incentive Plan. However, any shares not issued or delivered as a result of the net settlement of an outstanding stock appreciation right or stock option, shares used to pay the exercise price or withholding taxes related to an outstanding stock appreciation right or stock option, or shares repurchased on the open market with the proceeds of a stock option exercise price will not be available for issuance under the 2014 Incentive Plans.

•

Award Limitations. During the course of any calendar year, under the 2014 Plan, no participant will be granted stock options and stock appreciation rights with respect to more than 1,500,000 ordinary shares in the aggregate, any other awards with respect to more than 1,500,000 ordinary shares in the aggregate (or, in the event such award denominated or expressed in terms of number of ordinary shares is paid in cash, the equivalent cash value thereof), any cash bonus award not denominated or expressed in terms of number of ordinary shares with a value that exceeds $ 3,000,000 in the aggregate or with respect to performance-based awards pursuant to Internal Revenue Code Section 162(m) that, in the aggregate, exceeds 1,500,000 ordinary shares. During the course of any calendar year, under the 2014 Director Plan, no participant will be granted stock options and stock appreciation rights with respect to more than 50,000 ordinary shares in the aggregate, any other awards with respect to more than 75,000 ordinary shares in the aggregate (or, in the event such award denominated or expressed in terms of number of ordinary shares is paid in cash, the equivalent cash value thereof) or any cash bonus award not denominated or expressed in terms of number of ordinary shares with a value that exceeds $200,000 in the aggregate.

•	Plan Administration. Our Compensation Committee will administer the 2014 Incentive Plans. Our board of directors has the authority to amend and modify the 2014 Incentive Plans, subject to any shareholder approval required by law or exchange rules. Subject to the terms of our 2014 Incentive Plans, our Compensation Committee will have the authority to determine the terms, conditions and restrictions, including vesting terms, the number of ordinary shares subject to an award and the performance measures applicable to awards granted under the 2014 Incentive Plans, amend any outstanding awards and construe and interpret the 2014 Incentive Plans and the awards granted thereunder. Under the 2014 Incentive Plans, our Compensation Committee also has the ability to delegate its authority to one or more officers of the Company with respect to awards that do not involve “covered employees” (within the meaning of Internal Revenue Code Section 162(m)) or “directors” or “officers” within the meaning of Section 16 of the Exchange Act so long as the Compensation Committee specifies the maximum number of ordinary shares that may be awarded to any single participant.

•	Stock Options and Stock Appreciation Rights. Our Compensation Committee may grant non-qualified stock options and stock appreciation rights under the 2014 Incentive Plans and incentive stock options under the 2014 Plan, provided that incentive stock options can only be granted to employees. Generally, the the exercise price of stock options and stock appreciation rights will be fixed by the Compensation Committee and set forth in the award agreement, but in no event will the exercise price be less than 100% of the grant date fair market value of our ordinary shares. The term of a stock option or stock appreciation right may not exceed ten years; provided, however, that an incentive stock option held by an employee who owns more than 10% of all of our classes of stock, or of certain of our affiliates, may not have a term in excess of five years and must have an exercise price of at least 110% of the grant date fair market value of our ordinary shares. Upon a participant’s termination of service for any reason other than cause, death or disability, the participant may exercise his or her option during the time period ending on the earlier of three months after such termination date or the term of the option. Upon a participant’s termination of service for death or disability, the participant (or his or her estate as applicable) may exercise his or her option during the time period ending on the earlier of 12 months after such termination date or the term of option. If a participant is terminated for cause, then all outstanding options (whether or not vested) shall immediately terminate and cease to be exercisable. Subject to the provisions of our 2014 Incentive Plans, our Compensation Committee will determine the remaining terms of the stock options and stock appreciation rights.

•	Restricted Stock and Restricted Stock Unit Awards. Our Compensation Committee will decide at the time of grant whether an award will be in restricted stock or restricted stock units. The committee will also determine the number of shares subject to the award, vesting and the nature of any performance targets. Subject to the terms of award agreement, the recipient of restricted stock will have voting rights and be entitled to receive dividends with respect to his or her shares of restricted stock The recipient of restricted stock units will not have voting rights or be entitled to receive dividends.

•

Performance Shares and Performance-Based Awards. Our Compensation Committee will determine the value of any performance-based award (including performance shares), the vesting and nature of the performance measures and whether the performance award is denominated or settled in cash, in our ordinary shares or in a combination of both. Under the 2014 Plan, the performance goals applicable to a particular award will be determined by our Compensation Committee no later than 90 days after the applicable service period has commenced; provided, however in no event will such performance goals be established after 25% of the service period to which such performance goals relate have elapsed. In addition, under the 2014 Plan, the performance goals will be objective and will include one or more of the following company-wide, affiliate, parent, subsidiary, division, business unit, corporate group or individual measures: revenue or revenue growth, diversity, economic value added, index comparisons, earnings or net income (before or after taxes), operating margin, peer company comparisons, productivity, profit margin, return on revenue, return on, investment, return on capital, sales growth, return on assets, stock price, earnings per share, cash flow, free cash flow, working capital levels, working capital as a percentage of sales, days sales outstanding, months on hand, days payables outstanding, production levels or services levels, market share, costs, debt to equity ratio, net revenue or net revenue growth, gross revenue, base-business net sales, total segment profit, EBITDA, adjusted diluted earnings per share, earnings per share, gross profit, gross profit growth, adjusted gross profit, net profit margin, operating profit margin, adjusted operating profit, earnings or earnings per share before income tax (profit before taxes), net earnings or net earnings per share (profit after tax), compound annual growth in earnings per share, pretax income, expenses, capitalization, liquidity, results of customer satisfaction surveys, quality, safety, cost management, process improvement, inventory, total or net operating asset turnover, operating income, total shareholder return, compound shareholder return, return on equity, return on invested capital, pretax and pre-interest expense return on average invested capital, which may be expressed on a current value basis, or sales growth, marketing, operating or workplan goals. Under the 2014 Director Plan, any performance goals applicable to an award will be established by the Compensation Committee and relate to one or more business criteria as determined in the sole discretion of the committee. The applicable award agreement may provide for acceleration or adjustments to the performance targets.

•	Vesting. Any awards that are subject solely to time vesting shall not vest more rapidly than ratably over a period three years beginning on the first anniversary of the grant date, and any awards that are subject solely to performance vesting shall not vest more rapidly than immediately on the first anniversary of the grant date. Subject to the limitations set forth in the 2014 Incentive Plans, our Compensation Committee will determine the vesting terms (including any performance targets) governing each award at the time of the grant.

•	Dividends. Subject to the terms of the 2014 Incentive Plans, no dividends will be payable with respect to outstanding stock options or stock appreciation rights, restricted stock units or unearned performance-based awards. Our Compensation Committee in its sole discretion may provide in the applicable award agreement that holders of performance shares be entitled to dividends to the extent such performance shares are earned.

•	Transferability of Awards. Except as otherwise permitted by the Compensation Committee, the 2014 Incentive Plans do not allow awards to be transferred; provided, however, that an award agreement may permit an award to be transferable by will or by the laws of inheritance or to a designated beneficiary following the participant’s death.

•	Adjustment for Changes in Capitalization. If any fundamental change occurs to impact our capitalization, including a dissolution or liquidation of us, sale of substantially all of our assets, merger or consolidation of us with or into any other entity, reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, stock combination or exchange, rights offering, spin-off or other relevant change, appropriate adjustments will be made in the number, type and price of shares subject to each outstanding award, as well as to the share limitations contained in the 2014 Incentive Plans.

•	Change in Control. Upon a “change in control” (as defined in the 2014 Plan) an award may be treated, to the extent determined by our Compensation Committee to be permitted under Internal Revenue Code Section 409A, in accordance with one of the following methods as determined by our Compensation Committee in its sole discretion: (i) upon at least 10 days’ advance notice to the affected participants, cancel any outstanding awards and pay to the holders thereof, in cash or stock, or any combination thereof, the value of such awards based upon the price per ordinary share received or to be received by other shareholders of the Company in such change in control; or (ii) provide for the assumption of or the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected awards previously granted under the 2014 Incentive Plans, as determined by the Committee in its sole discretion. Unless otherwise provided in the applicable award agreement, in the event of a participant is terminated without cause (or, in the case of the 2014 Plan, for good reason) during the 12-month period following a change in control, all options and stock appreciation rights will become immediately exercisable and all other awards will immediately vest.

•	Acceleration. Notwithstanding the terms of the applicable award agreement, our Compensation Committee has the power to accelerate the time at which an award may first be exercised or the time during which an award, or any part thereof, will vest in accordance with the 2014 Incentive Plans.

•	Amendment, Modification or Termination of the 2014 Incentive Plans. Our board of directors has the authority to amend, modify, terminate or suspend the 2014 Incentive Plans or amend any or all of the applicable award agreements made pursuant to each 2014 Incentive Plan to the extent permitted by law, subject to any shareholder approval required by law or exchange rules; provided that no termination, suspension or modification of either 2014 Incentive Plan may materially or adversely affect any right acquired by any award recipient prior to such termination, suspension or modification. Each 2014 Incentive Plan will terminate on the ten-year anniversary of its approval by our board of directors, unless terminated earlier pursuant to the terms of the applicable 2014 Incentive Plan.

Risk Assessment and Compensation Practices

SunEdison’s management assessed and discussed with SunEdison’s board of directors the compensation policies and practices for its employees as they relate to its overall risk management, including in relation to our business. Based upon this assessment, we believe that any risks arising from such policies and practices are not reasonably likely to have a material adverse effect on us.

Director Compensation

Following the completion of this offering, our directors who are not employees of us or SunEdison will receive the following fees for their service on our board of directors and its committees:

•	$50,000 annual board of directors cash retainer;

•	$50,000 additional cash retainer for the chairman of the board of directors;

•	$20,000 additional cash retainer for the chairman of the Audit Committee and $7,500 additional cash retainer for each member of the Audit Committee;

•	$12,500 additional cash retainer for the chairman of the Compensation Committee and $5,000 additional cash retainer for each member of the Compensation Committee; and

•	$5,000 additional cash retainer for the chairman of the Nominating and Corporate Governance Committee.

In addition, following the completion of this offering, we expect that our directors who are not employees of us or SunEdison will be awarded RSUs for ordinary shares on an annual basis (as of the date of the annual shareholder meeting each year) in connection with their board service. Each year, RSUs are to be awarded in an amount such that the number of underlying ordinary shares has a total value of $150,000 on the date the award is granted (rounded to the nearest 100 ordinary shares), which vest on the first anniversary of the grant date. For newly elected or appointed outside directors that become directors on a date other than the date of the annual general meeting of shareholders, such directors would receive RSUs for a pro rata portion of the $150,000 total value.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our ordinary shares as of                 , 2014, after giving effect to the Transactions (other than the Samsung Private Placements), and as adjusted to reflect the sale of the ordinary shares in this offering and the Samsung Private Placements, for

•	each beneficial owner of more than 5% of our ordinary shares;

•	each Named Executive Officer;

•	each of our directors and director nominees; and

•	all of our executive officers and directors as a group.

Each shareholder’s percentage ownership before this offering is based on              ordinary shares outstanding as of                 , 2014, after giving effect to the Transactions. Each shareholder’s percentage ownership after this offering is based on              ordinary shares outstanding immediately after the completion of this offering and the Samsung Private Placements, or              ordinary shares outstanding assuming the underwriters exercise in full their option to purchase additional shares.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days of                 , 2014 are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each shareholder identified in the table possesses sole voting and investment power over all ordinary shares shown as beneficially owned by the shareholder.

Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o SunEdison Semiconductor Limited, 501 Pearl Drive (City of O’Fallon), St. Peters, Missouri 63376.

Percentage of Shares Beneficially Owned
Name	Shares Beneficially Owned Prior to Offering and Samsung Private Placements	Shares Beneficially Owned After Offering and Samsung Private Placements	Prior to Offering and Samsung Private Placements	After Offering and Samsung Private Placements (No Exercise of Underwriters’ Option)	After Offering and Samsung Private Placements (Full Exercise of Underwriters’ Option)
5% Beneficial Owner:
SunEdison			100.0%	%	%
Samsung Purchasers (1)	-		-

Directors, Director Nominees and Named Executive Officers:
Shaker Sadasivam	-	-	-	-	-
William Dunnigan	-	-	-	-	-
Douglas G. Wilson	-	-	-	-	-
Antonio R. Alvarez	-	-	-	-	-
Gideon Argov	-	-	-	-	-
Michael F. Bartholomeusz	-	-	-	-	-
Jeffrey A. Beck
Justine F. Lien	-	-	-	-	-
Brian Wuebbels	-	-	-	-	-
Directors, director nominees and executive officers as a group (11 persons)	-	-	-	-	-

(1)	Consists of, after the offering and the Samsung Private Placements, (i) ordinary shares held by Samsung Fine Chemicals and (ii) ordinary shares held by Samsung Electronics. The address for the Samsung Purchasers is 35th Fl., Samsung Electronics Bldg. 1320-10, Seocho 2-Dong, Seocho-Gu, South Korea.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Prior to the consummation of this offering, our board of directors will adopt a written policy, which we refer to as the “related person transaction approval policy,” for the review of any transaction, arrangement or relationship in which we are a participant, if the amount involved exceeds $120,000 and one of our executive officers, directors, director nominees or beneficial holders of more than 5% of our total equity (or their immediate family members), each of whom we refer to as a “related person,” has a direct or indirect material interest. This policy was not in effect when we entered into the transactions described below. Each of the agreements between us and SunEdison and its subsidiaries that have been entered into prior to the completion of this offering, and any transactions contemplated thereby, will be deemed to be approved and not subject to the terms of such policy.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a “related person transaction,” the related person must report the proposed related person transaction to the chair of our Audit Committee for so long as the controlled company exception applies and our Nominating and Corporate Governance Committee thereafter. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by the committee. In approving or rejecting such proposed transactions, the committee will be required to consider relevant facts and circumstances. The committee will approve only those transactions that, in light of known circumstances, are deemed to be in our best interests. In the event that any member of the committee is not a disinterested person with respect to the related person transaction under review, that member will be excluded from the review and approval or rejection of such related person transaction; provided, however, that such committee member may be counted in determining the presence of a quorum at the meeting of the committee at which such transaction is considered. If we become aware of an existing related person transaction which has not been approved under the policy, the matter will be referred to the committee. The committee will evaluate all options available, including ratification, revision or termination of such transaction. In the event that management determines that it is impractical or undesirable to wait until a meeting of the committee to consummate a related person transaction, the chair of the committee may approve such transaction in accordance with the related person transaction approval policy. Any such approval must be reported to the committee at its next regularly scheduled meeting. A copy of our related person transaction approval policy will be available on our website upon completion of this offering.

Relationship with SunEdison

Prior to or simultaneously with the completion of this offering, we and SunEdison will enter into certain agreements that will effect the separation of our business from SunEdison and provide a framework for our ongoing relationship with SunEdison. We have entered or will enter into these agreements at a time when we are a wholly-owned subsidiary of SunEdison. Accordingly, some of the terms and provisions of these agreements may be less favorable to us than terms and provisions we could have obtained in arm’s length negotiations with unaffiliated third parties. See “Risk Factors–Risks Related to Our Separation from and Our Relationship with SunEdison–The agreements we have entered or will enter into with SunEdison in connection with the Transactions were not negotiated on an arm’s length basis and may include terms and provisions that are less favorable than terms and provisions we could have obtained in arm’s length negotiations with unaffiliated third parties” and “Risk Factors–Risks Related to this Offering and Ownership of Our Ordinary Shares–Certain provisions of the agreements we have entered or will enter into with SunEdison in connection with the Transactions may discourage a takeover of our company by a third party or reduce the consideration our shareholders would receive in a sale of our company, each of which could adversely affect the price at which our ordinary shares will trade in the market following completion of this offering.” The following is a summary of certain material terms of such agreements with SunEdison.

The agreements summarized below have been filed as exhibits to the registration statement of which this prospectus is a part, and the summaries of these agreements set forth the terms of the agreements that we believe are material. These summaries are qualified in their entirety by reference to the full text of such agreements.

Separation Agreement

We intend to enter into a separation agreement with SunEdison prior to or simultaneously with the completion of this offering. This separation agreement will govern certain pre-offering transactions between SunEdison and us, as well as aspects of the relationship between SunEdison and us following this offering and the Transactions which are not otherwise governed by the other agreements set forth below. The separation agreement will provide further assurances and covenants between SunEdison and us to ensure that the separation of our business from SunEdison was executed pursuant to our intent and that commercially reasonable efforts will be taken to do all things reasonably necessary to consummate and make effective the pre-offering transactions and the Transactions. The separation agreement provides for mutually agreed exchange of information, confidentiality, dispute resolution methods and limitations of liability.

Intellectual Property Licensing Agreements

Under the intellectual property agreements we will enter into in connection with the Transactions, SunEdison will license to us certain of its retained intellectual property rights applicable to manufacturing semiconductor wafers, including certain rights related to CCZ and diamond wire cutting, excluding FBR and high-pressure FBR. These agreements are described below.

Patent and Technology Cross-License Agreement

Prior to or concurrently with the completion of this offering, we will enter into a patent and technology cross-license agreement with SunEdison. Under the agreement, we will agree to license to SunEdison substantially all of our patents, patent applications, software, trade secrets, know-how and other intellectual property that have application in SunEdison’s solar energy business, and SunEdison will license to us substantially all of its patents, patent applications, software, trade secrets, know-how and other intellectual property that have application in our semiconductor wafer business. The licensed intellectual property will include intellectual property within the applicable field of use that each party owns or has a right to grant an exclusive license under during the period from the closing of this offering until the earlier of (i) the fifth anniversary of the closing of this offering and (ii) a change in control of such party involving a competitor of the other party, provided that our field of use will be limited to the semiconductor industry and the production of semiconductor wafers. The intellectual property licensed by SunEdison to us under the agreement excludes all intellectual property related to CCZ, diamond coated wire, FBR and high-pressure FBR, with such arrangements to be set forth in separate agreements as described below.

The licenses granted by each party under the agreement will be exclusive, worldwide, perpetual, non-transferable (except by assignment with the other party’s written consent), royalty-free licenses to use the above-described intellectual property rights within such party’s respective field of use. Each party may grant sub-licenses of the intellectual property licensed to it under the agreement only with the other party’s prior written consent, provided such consent may not to be unreasonably withheld, conditioned or delayed. Each party will own all improvements, derivative works, enhancements and other modifications developed by such party with respect to the intellectual property licensed to it under the agreement (unless such improvements are developed under the technology joint development agreement described below, in which case ownership is governed by the technology joint development agreement), provided that such party will be obligated to disclose such improvements to the other party during the term of the agreement and, upon the other party’s request, grant to the other party a royalty free, non-exclusive, worldwide, perpetual, non-transferable (except by assignment with the other party’s consent) license to use such improvements in the other party’s field of use.

Each party has the first right, at its own expense, to control an enforcement action relating to intellectual property licensed to it under the agreement with a primary application in such party’s field of use. If such party does not initiate and control an enforcement action with respect to infringement, misappropriation or other violation of any intellectual property licensed to it under this agreement within 90 days of receipt of a request from the other party to assume control over such action, then the other party will have the right to control the enforcement action, provided that if it does not do so within 90 days, this right will revert back to the initial party.

The agreement will continue in effect until the expiration of the last item of licensed intellectual property (which expiration, in the case of patents, will be the expiration of the statutory term (including all extensions and renewals) of such patents, and in the case of know-how and trade secrets, will be the date on which such know-how and trade secrets are no longer non-public). The agreement may be terminated early by the parties’ mutual written agreement. In addition, either party may terminate the agreement if the other party commits a material breach of the agreement and fails to remedy such breach within 60 days after written notice from the non-breaching party.

CCZ and Diamond Coated Wire License Agreement

Prior to or concurrently with the completion of this offering, we will enter into a patent and technology license agreement with SunEdison regarding CCZ silicon crystal growth and diamond coated wire intellectual property. The material terms of this agreement are discussed below.

Under the agreement, SunEdison will license to us and certain of our subsidiaries in the United States and Italy its U.S. and foreign patents and patent applications and its technology (including discoveries, conceptions, ideas, improvements, enhancements and inventions and data) relating to CCZ silicon crystal growth and diamond coated wire technology, provided that our use of such licensed intellectual property will be limited to the semiconductor industry and the production of semiconductor wafers. The agreement prohibits us from using the licensed intellectual property for the manufacture of polysilicon, the manufacture of materials used in the solar photovoltaic industry, or for balance of system hardware or software used in solar systems.

The licenses granted under the agreement will be non-exclusive, worldwide, perpetual, non-transferable (except in limited circumstances) royalty-free licenses. We will be prohibited from granting sub-licenses of the intellectual property licensed to us under the agreement without the prior written consent of SunEdison, provided such consent may not to be unreasonably withheld, conditioned or delayed. Unless otherwise agreed by SunEdison in its sole discretion, SunEdison will exclusively own all improvements and other intellectual property developed by us with respect to the intellectual property licensed under the agreement. Any such improvements will be included within the licensed intellectual property and subject to the license described above. We will be obligated to share with SunEdison on a monthly basis all of our research and development, test results and performance data relating to our use of CCZ and diamond coated wire.

The agreement has a term of five years, provided that the parties may mutually agree in writing to extend the term. The agreement may be terminated early by the parties’ mutual written agreement. Either party may terminate the agreement if the other party commits a material breach of the agreement and fails to remedy such breach within 30 days after written notice from the non-breaching party. SunEdison may also terminate the agreement within 30 days of a third party obtaining a controlling interest in us. Under the agreement, “controlling interest” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of us, whether through the ownership of voting securities, by contract or otherwise.

In the event of a termination other than for cause, the licenses granted to us under the agreement will continue on a perpetual basis solely with respect to the licensed intellectual property in existence as of the time of such termination. However, in the event a third party active in the manufacture of polysilicon, the manufacture of solar products or related activities in the solar energy field gains a controlling interest in us, then SunEdison may terminate immediately all licenses under the agreement.

If, as a result of any third party claim of infringement or misappropriation pertaining to any of the licensed intellectual property, we are enjoined from using the licensed intellectual property, or if SunEdison reasonably believes that the licensed intellectual property is likely to become the subject of a third party claim of infringement or misappropriation, SunEdison, at its option and expense, will be permitted to (i) procure the right for us to continue to use the licensed intellectual property, (ii) replace or modify the licensed intellectual property so that it becomes non-infringing and remains functionally equivalent or (iii) terminate the license with respect to the affected intellectual property.

The agreement will include a non-competition covenant prohibiting us from engaging in any business or activity that is competitive with the business or activities of SunEdison, which includes designing, manufacturing or selling products intended for use in solar energy production or the production of photovoltaic products.

We will agree in the agreement to indemnify SunEdison and its affiliates and their respective employees, officers and directors for any liabilities or damages suffered by them arising out of (i) our use of the licensed intellectual property and (ii) any use, sale or other disposition by us of products made by utilizing such licensed intellectual property.

Technology Joint Development Agreement

Prior to or concurrently with the completion of this offering, we will enter into a technology joint development agreement with SunEdison, which will provide a framework for joint development and other collaborative activities between us and SunEdison. The material terms of this agreement are discussed below.

Under the agreement, the parties may agree to conduct one or more joint development programs, the specific terms and conditions of which will be set forth in a separate statement of work for each joint development program. Each statement of work will designate which party will be the sole owner of the intellectual property and technology developed under the program, provided that SunEdison will be the sole owner of any such intellectual property or technology that SunEdison reasonably determines is necessary or useful to the development, application or use of CCZ or diamond coated wire in any field. The other party’s rights in such intellectual property and other technology developed in connection with any joint development program will be governed by the patent and technology cross-license agreement or the CCZ and diamond coated wire patent and technology license agreement, as applicable.

The agreement provides that in the event any employee of one party is seconded to the other party, the intellectual property and other technology developed outside of a joint development program by such employee in the course of his or her duties as a seconded employee will be exclusively owned by the party for whom the seconded employee is performing duties at the time such intellectual property or technology is created or developed. Any such intellectual property or technology will be governed by the patent and technology cross-license agreement or the CCZ and DCW patent and technology license agreement, as applicable.

Employees of each party may also share workspace, laboratory space and other co-located facilities in the normal course of business. If such proximity of employees results in the creation of intellectual property or other technology jointly developed outside of a joint development program by at least one employee, agent or contractor of each party, the agreement will provide that the ownership of such intellectual property or technology will be governed by principles of U.S. patent law and will be subject to applicable license agreements between us and SunEdison.

The agreement has an initial term of five years, provided that the parties may mutually agree in writing to extend the term for any period prior to the expiration of the initial term. The agreement may be terminated early by the parties’ mutual written agreement. Either party may terminate the agreement if the other party commits a material breach of the agreement and fails to remedy such breach within 60 days after written notice from the non-breaching party.

In the event a third party obtains a controlling interest in us, or in the event we or any of our affiliates are merged or consolidated with a third party, SunEdison will have the right to terminate this agreement upon 10 days’ written notice provided within 30 days of such change of control event. Notwithstanding the above, in the event a third party that is active in the same field as SunEdison’s solar energy business gains a controlling interest in us or any of our affiliates, SunEdison will have the right to terminate this agreement upon 30 days’ written notice. Under the agreement, “controlling interest” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of us, whether through the ownership of voting securities, by contract or otherwise.

Other Agreements

We also expect that SunEdison will grant to us a transitional license to use certain of SunEdison’s trademarks for a period of time following the completion of this offering.

Transition Services Agreement

Prior to or concurrently with the completion of this offering, we will enter into a transition services agreement with SunEdison in which we and SunEdison will agree to mutually provide each other certain corporate, general and administrative services following the completion of this offering for the term set forth for such service in each annex to the agreement. The material terms of this agreement are discussed below.

Under the agreement, we and SunEdison will agree to mutually provide each other certain corporate, general and administrative services, including services related to information technology and telecommunications, payroll, benefits and human resources administration, taxes, real estate and facilities management, office management, intellectual property management and research and development. To the extent either we or SunEdison identify any additional services that are needed to transition the respective businesses in connection with this offering, then we and SunEdison agree to cooperate in good faith to negotiate the terms of such additional services.

The quality of transition services to be provided pursuant to the agreement must be substantially similar to those provided internally to each party’s subsidiaries and affiliates, and, where applicable, substantially consistent with the quality and scope of such services provided prior to the effective date of the agreement. In addition, each party is required to use commercially reasonable efforts, at the recipient party’s expense, to obtain any third-party consents, licenses, or approvals that are required for the performance of services, and to the extent such third-party consents, licenses or approvals are not obtained then either party can immediately terminate the affected service. Additionally, each party may use its reasonable discretion in prioritizing requests for services among its own subsidiaries and affiliates and those of the other party, provided that each party communicates any scheduling issues to the other party and uses commercially reasonable efforts to accommodate requests for services. Either party may engage subcontractors to provide services covered by the transition services agreement, and neither party is required to add or retain staff, equipment, facilities or other resources in order to provide any transition services unless otherwise agreed.

Each party warrants that it shall use reasonable care in providing transition services to the other party and that such services will be provided in accordance with applicable laws, rules and regulations. The provider of any service will have no liability with respect to furnishing such service except to the extent resulting from the provider’s gross negligence or willful misconduct. In no event will either party be liable for any indirect, incidental, special, punitive, exemplary or consequential damages, lost profits, loss of goodwill or lost opportunities relating to the transition services agreement, and in no event will the provider’s liability with respect to its furnishing of services exceed the aggregate amount of fees paid to the provider (excluding any direct charges) under the transition services agreement.

Each party will agree to use commercially reasonable efforts to transition each service being provided under the agreement to its own internal organization or to obtain alternate third-party sources to provide such services within 24 months after the completion of this offering. The agreement will expire on the 24 month anniversary of this offering, unless otherwise agreed by the parties, or upon the expiration of all services provided under the agreement. Either party may terminate the agreement prior to the expiration date upon 45 days’ prior written notice to the other party or immediately upon the other party’s insolvency. In addition, either party may terminate the agreement if the other party commits a material breach of the agreement and fails to remedy such breach within 30 days after written notice from the non-breaching party.

In the event a third party obtains a controlling interest in us, or in the event we or any of our affiliates are merged or consolidated with a third party, SunEdison will have the right to terminate this agreement upon 10 days’ written notice provided within 30 days of such change of control event. Notwithstanding the above, in the event a third party that is active in the same field as SunEdison’s solar energy business gains a controlling interest in us or any of our affiliates, SunEdison will have the right to terminate the agreement and all services thereunder upon 30 days’ written notice. Under the agreement, “controlling interest” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of us, whether through the ownership of voting securities, by contract or otherwise.

Under the transition services agreement, the provider of a service generally will charge the recipient party an agreed upon monthly service fee during the term of such service as set forth in the agreement, as well any direct charges for external costs associated with such service, including third party legal, accounting and advisor fees, costs associated with any telecommunications contracts or information service licenses and insurance costs. In addition, any fees based on full time employee calculations will be adjusted semi-annually upon the agreement of the parties. Except as provided in the agreement, the fee for each service shall be subject to an automatic five percent increase on January 1 of each year following the effective date of the agreement. We estimate that the aggregate annual fees we will pay to SunEdison initially will be approximately $1,000,000 per year, and the aggregate annual fees we will receive initially from SunEdison will be approximately $3,500,000 per year.

The payments that we make to SunEdison pursuant to the transition services agreement are not necessarily indicative of, and it is not practical for us to estimate, the level of expenses we might incur in procuring these services from alternative sources. See “Risk Factors—Risks Related to Our Separation from and Our Relationship with SunEdison— SunEdison will provide a number of services to us pursuant to a transition services agreement. When such agreement terminates, we will be required to replace the services, and the economic terms of the new arrangements may be less favorable to us.”

Under the transition services agreement, each party is obligated to maintain the confidentiality of confidential information of the other party for a period of 10 years following the termination of the transition services agreement.

Tax Matters Agreement

We intend to enter into a tax matters agreement with SunEdison immediately prior to the completion of this offering that will govern the parties’ respective rights, responsibilities and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and other matters regarding taxes. In general, under the agreement:

•

We will be responsible for, and shall be entitled to any refund in respect of: (i) any foreign taxes (including any related interest, penalties, or audit adjustments) imposed on us and our subsidiaries for all periods, whether before or following the completion of this offering (including, with respect to such foreign taxes for a period before the completion of this offering, any audit adjustments made following the completion of this offering), and (ii) any U.S. federal, state, and local taxes (including any related interest, penalties, or audit adjustments) imposed on us and our subsidiaries for all periods following the completion of this offering. SunEdison will be responsible for, and shall be entitled to any refund in respect of any U.S. federal, state, and local taxes (including any related interest, penalties, or audit adjustments) imposed on us and our subsidiaries for all periods preceding the completion of this offering (including any audit adjustments with respect to such taxes as are made following the completion of this offering). We also will be responsible for any liability owed to any governmental entity as a result of our failure, following the completion of this offering, to satisfy any terms and conditions imposed on us under any tax incentive arrangement entered into by and among us, SunEdison and such government entity.

•	SunEdison also will be responsible for, and shall be entitled to any refund in respect of: (i) any U.S. federal, state, and local taxes (including any related interest, penalties, or audit adjustments) for all periods preceding the completion of this offering (including any audit adjustments with respect to such taxes as are made following the completion of this offering); (ii) any U.S. federal, state, and local taxes (including any related interest and penalties or audit adjustments) imposed on SunEdison and its subsidiaries (excluding us and our subsidiaries) for all periods following the completion of this offering; and (iii) any foreign taxes (including any related interest, penalties, or audit adjustments) imposed on SunEdison and its subsidiaries (excluding us and our subsidiaries), whether for a period before or following the completion of this offering (including, with respect to such foreign taxes for a period before the completion of this offering, any audit adjustments made following the completion of this offering). SunEdison also will be responsible for any liability owed to any governmental entity as a result of its failure, following the completion of this offering, to satisfy any terms and conditions imposed on it under any tax incentive arrangement entered into by and among us, SunEdison and such government entity.

•	SunEdison, in good faith consultation with us, will be responsible for determining the allocation of tax attributes, including net operating losses and unused foreign tax credits, between SunEdison and its subsidiaries, on the one hand, and us and our subsidiaries on the other.

•	We will be responsible for preparing and filing any tax returns that include only us and our subsidiaries.

•	SunEdison will be responsible for preparing and filing any tax returns that include only SunEdison and its subsidiaries (excluding us and our subsidiaries), as well as any tax returns that include SunEdison or one or more of its subsidiaries together with us or one or more of our subsidiaries.

•	We agree not to file any adjustment or refund requests with respect to any return that includes SunEdison or one or more of its subsidiaries together with us or one or more of our subsidiaries, and further agree not to carry back any losses to any such returns without SunEdison’s consent.

•	We will have the exclusive authority to control tax contests that relate to the tax returns we file, provided that SunEdison will have the right to participate in that portion of any tax contest that could have a material adverse effect on SunEdison and its subsidiaries (excluding us and our subsidiaries).

•	SunEdison will have the exclusive authority to control tax contests that relate to the tax returns it files, provided that we will have the right to participate in that portion of any tax contest that could have a material adverse effect on us and our subsidiaries.

Neither party’s obligations under the agreement will be limited in amount or subject to any cap. The agreement will also assign responsibilities for administrative matters, such as the filing of returns, payment of taxes due, retention of records and conduct of audits, examinations or similar proceedings. In addition, the agreement provides for cooperation and information sharing with respect to tax matters.

Registration Rights Agreement with SunEdison

We intend to enter into a registration rights agreement with SunEdison prior to or concurrently with the completion of this offering, pursuant to which we will agree that, upon the request of SunEdison, we will use our reasonable best efforts to effect the registration under applicable federal and state securities laws of our ordinary shares held by SunEdison following this offering. We expect the registration rights agreement will include the following material terms. As used herein, “SunEdison” includes any of its affiliates (other than us) who may hold our ordinary shares.

Demand Registration

SunEdison will be able to request up to ten demand registrations under the Securities Act of all or any portion of our shares covered by the agreement and we will be obligated, subject to limited exceptions, to register such shares as requested by SunEdison. SunEdison will be able to request that we complete up to two demand registrations and four underwritten offerings with a shelf registration in a twelve month period, subject to a $20 million minimum offering size unless such offering represents all remaining unregistered shares covered by the agreement. SunEdison will be able to designate the terms of each offering effected pursuant to a demand registration, which may take any form, including a shelf registration or an underwritten offering.

Piggy-back Registration

If we at any time intend to file on our behalf or on behalf of any of our other security holders a registration statement in connection with a public offering of any of our securities on a form and in a manner that would permit the registration for offer and sale of our ordinary shares held by SunEdison, SunEdison will have the right to include in that offering our ordinary shares that it holds, subject to certain limitations.

Registration Expenses

We will generally be responsible for all registration expenses in connection with the performance of our obligations under the registration rights provisions in the registration rights agreement including the fees and disbursements of a single counsel for SunEdison. SunEdison is responsible for its own internal fees and expenses, any applicable underwriting discounts or commissions and any stock transfer taxes.

Indemnification

Generally, the agreement will contain indemnification and contribution provisions by us for the benefit of SunEdison and, in limited situations, by SunEdison for the benefit of us with respect to the information provided by SunEdison included in any registration statement, prospectus or related document.

Transfer

If SunEdison transfers shares covered by the agreement, it will be able to transfer the benefits of the registration rights agreement to transferees who acquire at least 5% of the number of our ordinary shares beneficially owned by SunEdison immediately following the completion of this offering, provided that each transferee agrees to be bound by the terms of the registration rights agreement.

Term

The registration rights will remain in effect with respect to any shares covered by the agreement until:

•	such shares have been sold pursuant to an effective registration statement under the Securities Act;

•	such shares have been sold to the public pursuant to Rule 144 under the Securities Act;

•	such shares may be sold to the public pursuant to Rule 144 under the Securities Act without being subject to the volume restrictions in such rule; or

•	such shares have been sold in a transaction in which the transferee is not entitled to the benefits of the registration rights agreement.

Private Placements and Related Transactions

Samsung Fine Chemicals and Samsung Electronics have agreed to purchase $100 million and $             million (based on an assumed initial public offering price of $             per share), respectively, of our ordinary shares in separate private placements at a price per share equal to the public offering price. Samsung Fine Chemicals is a joint venture partner of a subsidiary of SunEdison in SMP. Samsung Electronics is one of our customers and our joint venture partner in MKC. As consideration for the issuance of the ordinary shares, (i) Samsung Fine Chemicals will make an aggregate cash investment in us of $100 million and (ii) Samsung Electronics will transfer to us its 20% interest in MKC. These share purchases will close concurrently with this offering. The sale of these shares will not be registered under the Securities Act. The closing of this offering is conditioned upon the closing of the Samsung Private Placements.

The Samsung Private Placements are subject to certain closing conditions, including: (i) in the case of the transaction with Samsung Electronics, us having net cash (defined as unrestricted cash net of indebtedness for borrowed money) of at least $100 million, (ii) the completion of this offering, (iii) the receipt of applicable regulatory approvals in South Korea and (iv) the satisfaction of other customary closing conditions.

We have agreed to indemnify the Samsung Purchasers for breaches of our representations and warranties and covenants contained in the applicable share purchase agreements. In each of the purchase agreements, our indemnification obligation is subject to a cushion equal to 1% of the value of the shares issued under the purchase agreement, in which case we would only be liable for losses in excess of such amount, and a cap equal to 5% of the value of the shares issued under the purchase agreement. However, for breaches of certain fundamental representations, the cap is equal to 100% of the value of the shares issued under the purchase agreement. The value of the shares is determined by multiplying the number of shares issued to the applicable Samsung Purchaser by the initial public offering price set forth on the cover of this prospectus.

Following the completion of the Formation Transactions, including the transfer to us by SunEdison of a 35% interest in SMP, and the Samsung Private Placements, SMP will be owned 35% by us, 50% by a subsidiary of SunEdison and 15% by Samsung Fine Chemicals, and MKC will be 100% owned by us.

In addition, we expect to enter into an agreement with Samsung Fine Chemicals and SunEdison upon the closing of the Samsung Private Placements that will obligate us to sell additional ordinary shares having an aggregate value (based on the initial public offering price) of up to 3.5 billion South Korean won, or $3.4 million at currency exchange rates as of April 11, 2014, to Samsung Fine Chemicals following the closing of this offering and the Samsung Private Placements in the event construction costs associated with the SMP facility exceed a specified amount, subject to a cap. The number of additional ordinary shares that we may be obligated to sell to Samsung Fine Chemicals will depend upon the extent to which the actual construction costs exceed 410 billion South Korean won but are less than 430 billion South Korean won, or approximately $395.9 million to $415.2 million at currency exchange rates as of April 11, 2014. Assuming an initial public offering price of $             per share, which is the midpoint of the price range listed on the cover page of this prospectus, and currency exchange rates as of                     , 2014, the maximum number of additional ordinary shares that we may be obligated to sell to Samsung Fine Chemicals is              ordinary shares. The sale of these shares would not be registered under the Securities Act.

SMP Joint Venture

Prior to the completion of this offering, SunEdison will contribute to us the 35% interest in SMP it acquired from Samsung Fine Chemicals, and upon this contribution, SMP will be owned 35% by us, 50% by a subsidiary of SunEdison and 15% by Samsung Fine Chemicals. In connection with this contribution, we will enter into a joinder and amendment agreement whereby we will become a party to and undertake our pro rata share of the obligations of the SMP joint venture agreement. Pursuant to this joint venture agreement, the joint venture parties formed SMP to construct, own and operate a facility in South Korea to produce high purity polysilicon, including electronic grade polysilicon, which is expected to have an initial, annual production capacity of approximately 10,000 metric tons. The SMP facility is currently under construction and is expected to be completed in the second half of 2014. Once operational, SMP is required to sell to the joint venture partners their pro rata share (based on their respective ownership interests) of SMP’s polysilicon production at prices negotiated and mutually agreed upon between SMP and the joint venture partners based on a standard cost plus a markup established by an independent professional transfer consultant engaged by SMP. Until February 15, 2019, we and our joint venture partners have agreed not to transfer our interests in SMP to any party other than our respective affiliates. After February 15, 2019, if any joint venture partner desires to transfer its interest in SMP to any party other than one of its affiliates, each other joint venture partner will have a right of first refusal to purchase such interest.

Registration Rights Agreements with the Samsung Purchasers

We will enter into a registration rights agreement with each of the Samsung Purchasers in connection with the Samsung Private Placements, pursuant to which we will agree to use our reasonable best efforts, in certain events, to effect the registration under applicable federal and state securities laws of our ordinary shares purchased by the Samsung Purchasers under their respective share purchase agreements. We expect each registration rights agreement will include the following material terms.

Demand Registration

Until the termination of the registration rights in accordance with the terms of the respective agreement (as summarized below in “–Term”), each of the Samsung Purchasers will be able to make five demands that we register under the Securities Act all or any portion of our shares covered by their respective agreement and we will be obligated, subject to limited exceptions, to register such shares as requested by such Samsung Purchaser, provided that we will not be obligated to effect more than two demand registrations under such agreement in any 12 month period, further subject to a $20 million minimum offering size unless such offering represents all remaining unregistered shares covered by the agreement. A demand registration may take any form, including an underwritten offering and a shelf registration, and there shall be no limitations on the number of underwritten offerings pursuant to a shelf registration, provided that we will not be obligated to effect more than two underwritten offerings under each of the agreements in any 12 month period, further subject to a $20 million minimum offering size.

Piggy-back Registration

If we at any time intend to file on our behalf or on behalf of any of our other security holders a registration statement in connection with a public offering of any of our securities on a form and in a manner set forth in each of the agreements with the Samsung Purchasers, the Samsung Purchasers will have the right to include in that offering our ordinary shares that it holds, subject to certain limitations.

Registration Expenses

We will generally be responsible for all registration expenses in connection with the performance of our obligations under the registration rights provisions in the registration rights agreements, including the fees and disbursements of no more than a single counsel for each of the Samsung Purchasers. The Samsung Purchasers are responsible for their own internal fees and expenses, any applicable underwriting discounts or commissions and any stock transfer taxes.

Indemnification

Generally, the agreements will contain indemnification and contribution provisions by us for the benefit of each of the Samsung Purchasers and, in limited situations, by each of the Samsung Purchasers for the benefit of us with respect to the information provided by such Samsung Purchaser included in any registration statement, prospectus or related document.

Transfer

The Samsung Purchasers will be able to transfer the benefits of their respective registration rights agreement to transferees of our ordinary shares who are their respective subsidiaries or affiliates, provided that each transferee agrees to be bound by the terms of the registration rights agreement.

Term

The registration rights will remain in effect with respect to any shares covered by the agreement until:

•	such shares have been sold pursuant to an effective registration statement under the Securities Act;

•	such shares have been sold to the public pursuant to Rule 144 under the Securities Act;

•	such shares may be sold to the public pursuant to Rule 144 under the Securities Act without being subject to the volume restrictions in such rule and all or a material part of the registration rights provided to SunEdison are no longer exercisable, have expired or have otherwise been terminated; or

•	such shares have been sold in a transaction in which the transferee is not entitled to the benefits of the applicable registration rights agreement.

Wafer Purchase and Sale Agreement

On March 20, 2014, we entered into a wafer purchase and sale agreement with Samsung Electronics. Pursuant to the agreement, beginning upon the later of the completion of this offering and July 1, 2014 and for the term of the agreement, Samsung Electronics will purchase from us, and we will supply to Samsung Electronics, specified minimum quantities of polished and prime silicon wafers manufactured by us. Such minimum quantity requirements will not apply if: (i) the silicon wafers provided by us do not meet the requisite product specifications, (ii) we invoice Samsung Electronics at a price that was not previously agreed to by us and Samsung Electronics or (iii) we fail to deliver the committed quantity of silicon wafers in accordance with the applicable delivery schedule. In the event of a shortage of supply, we must allocate supplies of silicon wafers to Samsung Electronics and its affiliates and our other customers in a manner that is fair and reasonable.

On the last business day of each calendar month, Samsung Electronics may provide us with a rolling forecast of its expected order volumes of silicon wafers. Any purchase order issued by Samsung Electronics generally must conform to the rolling forecast, subject to certain permissible deviations. We must accept or reject any purchase order within five days of receipt. Samsung Electronics may cancel a purchase order at any time at its convenience upon written notice to us. Upon a cancellation, Samsung Electronics will be liable for the silicon wafers already manufactured or in the process of manufacture, but will not be liable for any commitments in excess of such amounts. Unless otherwise mutually agreed to by the parties, we will invoice Samsung Electronics for each shipment of silicon wafers upon the delivery of such shipment to Samsung Electronics.

We must seek approval from Samsung Electronics prior to making any revision to the silicon wafers being supplied pursuant to the agreement that would affect their operation, interchangeability, appearance, life cycle or engineering quality approvals. We have agreed to provide certain warranties with respect to our products, including that the product supplied by us will not infringe or misappropriate any third party intellectual property and that such products will be free of any defects in design, material and workmanship and will conform to the specifications for such products. In the event an epidemic failure occurs following any order acceptance, in addition to the standard warranty remedies Samsung Electronics has under the agreement, Samsung Electronics may return all products in the same manufacturing lot that is subject to the epidemic failure, and, at Samsung Electronics’ discretion, we may be required to reimburse all of Samsung Electronics’ actual and reasonable out-of-pocket expenses relating to such epidemic failure. An epidemic failure is defined under the agreement as a defect from which the same root cause has been established which affects more than a specified percentage of the products supplied to Samsung Electronics for a specified period of time, so long as such failure is not attributable to a failure to use such products in conformity with the product specifications.

The wafer purchase and sale agreement has a term of three years from the later of completion of this offering and July 1, 2014. Either party may terminate the agreement if the other party commits a material breach of the agreement and fails to remedy such breach within 30 days after written notice from the non-breaching party. In addition, Samsung Electronics has the right to terminate the agreement upon seven days written notice in the event of our non-compliance with any applicable environmental, health and safety laws or regulations, or immediately upon our insolvency.

We have agreed to indemnify Samsung Electronics and its affiliates and their respective directors, officers, employees, agents, customers and distributors for any liabilities or damages arising out of: (i) any alleged or actual intellectual property infringement or misappropriation claims raised by a third party, (ii) the delivery, condition, manufacture, purchase, use, sale, import, distribution or other transfer of semiconductor wafers supplied by us except to the extent solely caused by Samsung Electronics’ gross negligence, (iii) a breach of any agreement, covenant, representation or warranty made by us in the agreement, (iv) any damage to property and injuries to any persons resulting from, arising out of or in connection with any semiconductor wafers purchased under the agreement or (v) our negligence, gross negligence, bad faith or intentional or willful misconduct in the performance of our obligations under the agreement.

Under the wafer purchase and sale agreement, each party is obligated to maintain the confidentiality of confidential information of the other party during the term of the agreement and for five years thereafter. Additionally, we are required to keep the price and quantity terms of the agreement, the contents of any purchase order and the manufacturing processes relating to any product supplied to Samsung Electronics confidential.

Share Issuance to SunEdison CEO

SunEdison has entered into an agreement with Mr. Ahmad Chatila, the President and Chief Executive Officer and a director of SunEdison, pursuant to which Mr. Chatila has elected to receive, and SunEdison has agreed to cause us to issue to Mr. Chatila, an aggregate number of our ordinary shares equal in value to $1,000,000 at the initial public offering price (before required tax withholdings) in lieu of SunEdison paying him that amount in cash as part of his 2013 annual bonus. The number of ordinary shares that we issue to Mr. Chatila will reduce, on a share-for-share basis, the number of ordinary shares that we would have otherwise issued to SunEdison in connection with the Formation Transactions. The issuance of these shares will not be registered under the Securities Act.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Set forth below is a description of the credit facilities that we will enter into in connection with the closing of this offering. This offering is conditioned upon the closing of these credit facilities.

New Senior Secured Credit Facilities

In connection with the Transactions, we and/or certain of our subsidiaries (including our Dutch subsidiary, SunEdison Semiconductor B.V., as borrower) intend to enter into new senior secured credit facilities with a syndicate of banks arranged by certain affiliates of the underwriters and agented by Goldman Sachs providing for (i) a 3-year up to $50.0 million senior secured revolving credit facility and (ii) a 5-year $200.0 million senior secured term loan, issued at a 1% discount. Proceeds from borrowings under the term loan will be used to fund a portion of the payment we will make to SunEdison in connection with the Transactions. We do not expect to have any borrowings outstanding under the senior secured revolving credit facility upon completion of this offering. We currently do not have commitments from any prospective lenders with respect to the new senior secured credit facilities but expect to obtain such commitments prior to the completion of this offering. To date, we have only had preliminary discussions with prospective lenders regarding the specific terms of the new senior secured credit facilities and, as a result, the final, definitive terms may differ from those described below and any such differences may be significant. We intend to update and supplement the summary set forth below in amendments to the registration statement of which this prospectus is a part as such terms are finalized.

Borrowings under the new senior secured credit facilities will bear interest at market rates based on market conditions at the time of the execution of the new senior secured credit facilities and negotiations with our prospective lenders. Obligations under the new senior credit facilities are expected to be guaranteed by us and all of our direct and indirect, existing and future, subsidiaries and secured on a first priority basis by substantively all of our assets. The new senior secured credit facilities will contain customary financial maintenance covenants, as well as a number of customary affirmative and negative covenants that, among other things, will limit or restrict the ability of us and our subsidiaries to, in each case, subject to certain exceptions:

•	incur additional indebtedness and guarantee indebtedness;

•	pay dividends on or make distributions in respect of capital stock or make certain other restricted payments or investments;

•	enter into certain agreements that restrict distributions from restricted subsidiaries;

•	sell or otherwise dispose of assets, including capital stock of subsidiaries;

•	enter into transactions with affiliates;

•	create or incur liens;

•	merge, consolidate or sell substantially all of our assets;

•	make acquisitions or other investments; and

•	make certain payments on indebtedness.

The new senior secured credit facilities will also contain customary events of default, including, among others, nonpayment of principal and, subject to a grace period, interest, fees or other amounts; material inaccuracy of a representation or warranty when made; violation of a covenant, subject to in some cases grace periods; cross-default to material indebtedness; certain bankruptcy events; and a change of control. Our ability to borrow under the senior secured revolving credit facility will be dependent on, among other things, our compliance with the financial ratios described above. Failure to comply with these ratios or the other provisions of the senior secured credit facilities, subject in some cases to grace periods, could, absent a waiver or an amendment from the lenders under such agreement, restrict the availability of the senior secured revolving credit facility and permit the acceleration of all outstanding borrowings under such senior secured credit facilities.

DESCRIPTION OF SHARE CAPITAL

In connection with this offering, we will amend our memorandum and articles of association. Copies of the forms of our memorandum and articles of association are filed as exhibits to the registration statement of which this prospectus forms a part. The provisions of our memorandum and articles of association and relevant sections of Singapore law are summarized below. The following summary is qualified in its entirety by the provisions of our memorandum and articles of association.

General

Upon the completion of this offering, the Samsung Private Placements and the share issuance to Mr. Ahmad Chatila, our outstanding share capital will consist of                  ordinary shares, no par value.

For the purposes of this section, references to “shareholders” mean those shareholders whose names and number of shares are entered in our shareholder register. Only persons who are registered in our shareholder register are recognized under Singapore law as shareholders of our company. As a result, only registered shareholders have legal standing to institute shareholder actions against us or otherwise seek to enforce their rights as shareholders. Holders of book-entry interests in our shares will be required to be registered shareholders as reflected in our shareholder register in order to institute or enforce any legal proceedings or claims against us, our directors or our executive officers relating to shareholder rights. A holder of book-entry securities may become a registered shareholder by exchanging its interest in our shares for certificated shares and being registered in our shareholder register.

Ordinary Shares

We currently have only one class of issued shares, which have identical rights in all respects and rank equally with one another. Our ordinary shares have no par value and there is no authorized share capital under Singapore law. There is a provision in our articles of association to enable us in specified circumstances to issue shares with preferential, deferred or other special rights or restrictions as our directors may determine, subject to the provisions of the Singapore Companies Act and our articles of association. All shares presently issued are fully paid and existing shareholders are not subject to any calls on shares. Although Singapore law does not recognize the concept of “non-assessability” with respect to newly-issued shares, we note that any purchaser of our shares who has fully paid up all amounts due with respect to such shares will not be subject under Singapore law to any personal liability to contribute to the assets or liabilities of our company in such purchaser’s capacity solely as a holder of such shares. We believe that this interpretation is substantively consistent with the concept of “non-assessability” under most, if not all, U.S. state corporations laws. All shares are in registered form. We cannot, except in the circumstances permitted by the Singapore Companies Act, grant any financial assistance for the acquisition or proposed acquisition of our own shares. Except as described in “—Voting Rights” and “Anti-Takeover Effects of Provisions of Our Articles of Association and Singapore Law” below, there are no limitations imposed by Singapore law or by our memorandum and articles of association on the rights of shareholders not resident in Singapore to hold or vote our ordinary shares.

Voting Rights

Voting at any meeting of shareholders is by poll. On a poll every shareholder who is present in person or by proxy or by attorney, or in the case of a corporation, by a representative, has one vote for every share held by such shareholder. Proxies need not be shareholders. Only those shareholders who are registered in our shareholder register will be entitled to vote at any meeting of shareholders.

Dividends

Subject to any preferential rights of holders of any outstanding preference shares, holders of our ordinary shares will be entitled to receive dividends and other distributions in cash, stock or property as may be declared by our board of directors from time to time. We may, by ordinary resolution, declare dividends at a general meeting of shareholders, but we are restricted from paying dividends in excess of the amount recommended by our board of directors. Because we are a holding company, our ability to pay dividends on our ordinary shares is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness. In addition, pursuant to Singapore law and our articles of association, no dividends may be paid except out of profits. See “Description of Certain Indebtedness” and “Dividend Policy.”

Capitalization and Other Rights

Our board of directors may, with the approval of our shareholders at a general meeting, capitalize any profits and distribute the same as shares credited as paid-up to our shareholders. Our board of directors may also issue rights to take up additional ordinary shares to our shareholders in proportion to their respective ownership. Such rights are subject to any condition attached to such issue and the regulations of any stock exchange on which our shares are listed, as well as U.S. federal and blue sky securities laws applicable to such issue.

Upon liquidation, dissolution or winding up of our business, after payment in full of the amounts required to be paid to holders of any outstanding preference shares, if any, all holders of ordinary shares are entitled to receive the same amount per share with respect to any distribution of assets to holders of ordinary shares.

New Shares

Under Singapore law, new shares may be issued only with the prior approval of our shareholders in a general meeting. General approval may be sought from our shareholders in a general meeting for the issue of shares. Approval, if granted, will lapse at the earlier of:

•	the conclusion of the next annual general meeting;

•	the expiration of the period within which the next annual general meeting is required by law to be held (i.e., within 15 months from the last annual general meeting); or

•	the subsequent revocation or modification of approval by our shareholders acting at a duly noticed and convened meeting.

Prior to the completion of this offering, we expect that SunEdison, as our sole shareholder, will grant such approval in a general meeting. Such approval would lapse in accordance with the preceding paragraph if our shareholders following this offering do not grant a new approval at our annual general meeting.

Subject to the provisions of the Singapore Companies Act and our articles of association, all new shares are under the control of the board of directors who may allot and issue new shares to such persons on such terms and conditions and with the rights and restrictions as they may think fit to impose.

Preference Shares

Our board of directors will have the authority pursuant to our articles of association to issue shares of a different class with preferential, deferred, qualified or other special rights or privileges as our board of directors may determine from time to time. Our preference shareholders (if any) will have the right to attend any general meeting and in a poll at such general meeting, to have at least one vote for every preference share held:

•	upon any resolution concerning the winding-up of our company;

•	upon any resolution which varies the rights attached to such preference shares; or

•	when the dividends to be paid on our preference shares are more than twelve months in arrears, for the period they remain unpaid.

The issuance of preference shares could have the effect of decreasing the trading price of our ordinary shares, restricting dividends on our ordinary shares, diluting the voting power of our ordinary shares, impairing the liquidation rights of our ordinary shares, or delaying or preventing a change in control of our company. At present, we have no plans to issue preference shares.

Shareholder Register

Only persons who are registered in our shareholder register are recognized under Singapore law as shareholders of our company. We will not, except as required by applicable law, recognize any equitable, contingent, future or partial interest in any ordinary share or other rights for any ordinary share other than the absolute right thereto of the registered holder of that ordinary share. We may close our register of shareholders for any time or times, provided that our shareholder register may not be closed for more than 30 days in the aggregate in any calendar year. We typically will close our shareholder register to determine shareholders’ entitlement to receive dividends and other distributions.

Anti-Takeover Effects of Provisions of Our Articles of Association and Singapore Law

The Singapore Takeover Code regulates, among other things, the acquisition of voting shares of Singapore-incorporated public companies. Any person acquiring, whether by a series of transactions over a period of time or not, either on his or her own or together with parties acting in concert with such person, 30% or more of our voting shares, or, if such person holds, either on his or her own or together with parties acting in concert with such person, between 30% and 50% (both amounts inclusive) of our voting shares, and if such person (or parties acting in concert with such person) acquires additional voting shares representing more than 1% of our voting shares in any six-month period, must, except with the consent of the Securities Industry Council in Singapore, extend a mandatory takeover offer for the remaining voting shares in accordance with the provisions of the Singapore Takeover Code.

“Parties acting in concert” comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), cooperate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company. Certain persons are presumed (unless the presumption is rebutted) to be acting in concert with each other. They are as follows:

•	a company and its affiliates (as such term is defined in the Securities Act), the associated companies of any of the company and its related companies, companies whose associated companies include any of these companies and any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the foregoing for the purchase of voting rights;

•	a company with any of its pension funds and employee share schemes;

•	a company with any of its directors (together with their close relatives, related trusts and companies controlled by any of the directors, their close relatives and related trusts);

•	a person with any investment company, unit trust or other fund whose investment such person manages on a discretionary basis but only in respect of the investment account which such person manages;

•	a financial or other professional adviser, including a stockbroker, with its clients in respect of shares held by the adviser and persons controlling, controlled by or under the same control as the adviser and all the funds managed by the adviser on a discretionary basis, where the shareholdings of the adviser and any of those funds in the client total 10% or more of the client’s equity share capital;

•	directors of a company (including their close relatives, related trusts and companies controlled by any of such directors, their close relatives and related trusts) which is subject to an offer or where the directors have reason to believe a bona fide offer for the company may be imminent;

•	partners; and

•	an individual and (i) such person’s close relatives, (ii) such person’s related trusts, (iii) any person who is accustomed to act in accordance with such person’s instructions, (iv) companies controlled by the individual, such person’s close relatives, such person’s related trusts or any person who is accustomed to act in accordance with such person’s instructions and (v) any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the foregoing for the purchase of voting rights.

A mandatory offer must be in cash or be accompanied by a cash alternative at not less than the highest price paid by the offeror or parties acting in concert with the offeror during the offer period and within the six months preceding the acquisition of shares that triggered the mandatory offer obligation.

Under the Singapore Takeover Code, where effective control of a company is acquired or consolidated by a person, or persons acting in concert, a general offer to all other shareholders is normally required. An offeror must treat all shareholders of the same class in an offeree company equally. A fundamental requirement is that shareholders in the company subject to the takeover offer must be given sufficient information, advice and time to consider and decide on the offer. These legal requirements may impede or delay a takeover of our company by a third-party.

While public companies that are not listed on a Singapore exchange may apply to the Securities Industry Council in Singapore for a waiver with respect to compliance with the Singapore Takeover Code, we currently do not intend to seek such a waiver.

Election of Directors

Under our articles of association, our board of directors may appoint any person to be a director as an additional director or to fill a casual vacancy, provided that any person so appointed shall hold office only until the next annual general meeting, and shall then be eligible for re-election.

Pursuant to our articles of association, directors may be appointed or removed by an ordinary resolution of shareholders in a duly convened general meeting, notwithstanding any other agreement between such director and our company.

Our board of directors may also appoint a managing director or managing directors of the Company, and may remove or dismiss such managing director(s) subject to the provisions of any agreement between such director, members of the board of directors and our company.

General Meetings of Shareholders

We are required to hold an annual general meeting each year and not more than 15 months after the holding of the last preceding annual general meeting. The directors may convene an extraordinary general meeting whenever they think fit and they must do so upon the written request of shareholders representing not less than one-tenth of the total voting rights of all shareholders. In addition, two or more shareholders holding not less than one-tenth of our total number of issued shares (excluding our treasury shares) may call a meeting of our shareholders.

A shareholder is entitled to attend and speak and vote at any general meeting. Unless otherwise required by law or by our articles of association, voting at general meetings is by ordinary resolution, requiring the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the resolution. An ordinary resolution suffices, for example, for appointments of directors. A special resolution, requiring an affirmative vote of not less than three-fourths of the shares present in person or represented by proxy at the meeting and entitled to vote on the resolution, is necessary for certain matters under Singapore law, such as an alteration of our articles of association. Proxies need not be shareholders of our company. Only registered shareholders of our company will be entitled to vote at any meeting of shareholders.

Minority Rights

The rights of minority shareholders of Singapore companies are protected under Section 216 of the Singapore Companies Act, which gives the Singapore courts a general power to make any order, upon application by any shareholder of a company, as they think fit to remedy any of the following situations:

•	the affairs of a company are being conducted or the powers of the board of directors are being exercised in a manner oppressive to, or in disregard of the interests of, one or more of the shareholders; or

•	a company takes an action, or threatens to take an action, or the shareholders pass a resolution, or propose to pass a resolution, which unfairly discriminates against, or is otherwise prejudicial to, one or more of the shareholders, including the applicant.

Singapore courts have wide discretion as to the remedy they may grant, and the remedies listed in the Singapore Companies Act itself are not exclusive. In general, Singapore courts may:

•	direct or prohibit any act or cancel or modify any transaction or resolution;

•	regulate the conduct of the affairs of a company in the future;

•	authorize civil proceedings to be brought in the name of, or on behalf of, a company by a person or persons and on such terms as the court may direct;

•	provide for the purchase of a minority shareholder’s shares by the other shareholders or by a company and, in the case of a purchase of shares by a company, a corresponding reduction of its share capital;

•	provide that the memorandum of association or the articles of association of a company be amended; or

•	provide that a company be wound up.

Corporate Opportunity

Our memorandum and articles of association provide that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity in the solar energy field, including the manufacture of solar wafers, that may from time to time be presented to SunEdison or any of its officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries (other than us and our subsidiaries) and that may be a business opportunity for SunEdison, even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. Further, our memorandum and articles of association provide that no such person will be liable to us for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such person, acting in good faith, pursues or acquires any such business opportunity, directs any such business opportunity to another person or fails to present any such business opportunity, or information regarding any such business opportunity, to us unless, in the case of any such person who is our director or officer, any such business opportunity is expressly offered to such director or officer solely in his or her capacity as our director or officer. Neither SunEdison nor any of its representatives has any duty to refrain from engaging or competing directly or indirectly in the same or similar business activities or lines of business as us or any of our subsidiaries.

Limitation of Liability of Directors and Officers

Subject to the Singapore Companies Act and every other Act for the time being in force concerning companies and affecting us, our articles of association provide that each of our directors (including any managing directors) secretaries or other officers and those of our subsidiaries and affiliates shall be entitled to be indemnified by us against any liability incurred by him or her arising out of or in connection with any acts, omissions or conduct, actual or alleged, by such individual acting in his or her capacity as either director, officer, secretary or employee of our company, except to such extent as would not be permitted under applicable Singapore laws or which would otherwise result in such indemnity being void in accordance with the provisions of the Singapore Companies Act.

Costs, charges, fees and other expenses that may be incurred by our directors in defending any proceedings (whether civil or criminal) relating to anything done or omitted or alleged to be done or omitted by such person acting in his or her capacity as a director, officer or employee of our company, in which judgment is given in his or her favor, or in which he or she is acquitted or in which the courts have granted relief pursuant to the provisions of the Singapore Companies Act or other applicable statutes, provided that such indemnity shall not extend to any liability which by law would otherwise attach to him or her in respect of any negligence, default, breach of duty or breach of trust in relation to our company or which would otherwise result in such indemnity being voided under applicable Singapore laws. No director of our company shall be liable for any acts, omissions, neglects, defaults or other conduct of any other director or officer, and to the extent permitted by Singapore law, our company shall contribute to the amount paid or payable by a director in such proportion as is appropriate to reflect the relative fault of such director, taking into consideration any other relevant equitable considerations, including acts of other directors or officers and our company, and the relative fault of such parties in respect thereof.

In addition, no director, managing director or other officer shall be liable for the acts, receipts, neglects or defaults of any other director or officer, or for joining in any receipt or other act for conformity, or for any loss or expense incurred by us, through the insufficiency or deficiency of title to any property acquired by order of the directors for us or for the insufficiency or deficiency of any security upon which any of our moneys are invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects are deposited, or any other loss, damage or misfortune which happens in the execution of his duties, unless the same happens through his own negligence, default, breach of duty or breach of trust.

Section 172 of the Singapore Companies Act prohibits a company from indemnifying its officers (including directors acting in an executive capacity) or auditors against liability, which by law would otherwise attach to them for any negligence, default, breach of duty or breach of trust of which they may be guilty relating to us. However, a company is not prohibited from (a) purchasing and maintaining for any such individual insurance against any such liability, or (b) indemnifying such individual against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favor or in which he is acquitted, or in connection with any application under Section 76A(13) or 391 or any other provision of the Singapore Companies Act in which relief is granted to him by the court.

We intend to enter into indemnification agreements with each of our directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Singapore law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified, subject to our company reserving its rights to recover the full amount of such advances in the event that he or she is subsequently found to have been negligent or otherwise have breached his or her trust or fiduciary duties to our company or to be in default thereof, or where the Singapore courts have declined to grant relief.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our articles of association, agreement, vote of shareholders or disinterested directors or otherwise.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares will be Computershare Trust Company, N.A. Its address is 250 Royall Street, Canton, Massachusetts 02021.

Listing

We have applied for listing of our ordinary shares on the NASDAQ Global Select Market under the symbol “SEMI.”

COMPARISON OF SHAREHOLDER RIGHTS

We are incorporated under the laws of Singapore. The following discussion summarizes material differences between the rights of holders of our ordinary shares and the rights of holders of the common stock of a typical corporation incorporated under the laws of the state of Delaware which result from differences in governing documents and the laws of Singapore and Delaware.

This discussion does not purport to be a complete statement of the rights of holders of our ordinary shares under applicable law in Singapore and our articles of association or the rights of holders of the common stock of a typical corporation under applicable Delaware law and a typical certificate of incorporation and bylaws.

The Singapore Companies Act contains the default articles that apply to a Singapore-incorporated company to the extent they are not excluded or modified by a company’s articles of association. They provide examples of the common provisions adopted by companies in their articles of association. However, as is the usual practice for companies incorporated in Singapore, we have specifically excluded the application of these provisions in our articles of association, which we refer to below as our articles.

Delaware	Singapore
Board of Directors

A typical certificate of incorporation and bylaws would provide that the number of directors on the board of directors will be fixed from time to time by a vote of the majority of the authorized directors. Under Delaware law, a board of directors can be divided into classes and cumulative voting in the election of directors is only permitted if expressly authorized in a corporation’s certificate of incorporation.	The memorandum and articles of association of companies will typically state the minimum number of directors as well as provide that directors may be appointed or removed by shareholders via ordinary resolution passed at a general meeting, provided that the number of directors following such increase or reduction is within the maximum and minimum number of directors provided in our articles and the Singapore Companies Act, respectively. Our articles provide that the minimum number of directors will be one.

Limitation on Personal Liability of Directors

A typical certificate of incorporation provides for the elimination of personal monetary liability of directors for breach of fiduciary duties as directors to the fullest extent permissible under the laws of Delaware, except for liability (i) for any breach of a director’s loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (relating to the liability of directors for unlawful payment of a dividend or an unlawful stock purchase or redemption) or (iv) for any transaction from which the director derived an improper personal benefit. A typical certificate of incorporation would also provide that if the Delaware General Corporation Law is amended so as to allow further elimination of, or limitations on, director liability, then the liability of directors will be eliminated

Pursuant to the Singapore Companies Act, any provision (whether in the articles of association, contract or otherwise) exempting or indemnifying a director against any liability for negligence, default, breach of duty or breach of trust will be void.

Our articles provide that subject to the provisions of the Singapore Companies Act, directors of our company will be indemnified against any liability incurred by such person in defending any proceedings, whether civil or criminal, which relate to anything done or omitted or alleged to be done or omitted by such person as an officer or employee of the company and in which judgment is given in their favor or in which such person is acquitted or in connection with any application under the Singapore Companies Act or any other Singapore statute in or limited to the fullest extent permitted by the Delaware General Corporation Law as so amended.

which relief is granted to such person by the court unless the same should happen through their own negligence, default, breach of duty or breach of trust.

Our company shall indemnify each of our directors to the extent permitted under applicable Singapore laws and shall procure indemnity insurance for each of our directors.

Interested Shareholders

Section 203 of the Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in specified corporate transactions (such as mergers, stock and asset sales, and loans) with an “interested stockholder” for three years following the time that the stockholder becomes an interested stockholder. Subject to specified exceptions, an “interested stockholder” is a person or group that owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock at any time within the previous three years.

A Delaware corporation may elect to “opt out” of, and not be governed by, Section 203 through a provision in either its original certificate of incorporation, or an amendment to its original certificate or bylaws that was approved by majority stockholder vote.

There are no comparable provisions in Singapore with respect to public companies which are not listed on the Singapore Exchange Securities Trading Limited.

Removal of Directors

A typical certificate of incorporation and bylaws provide that, subject to the rights of holders of any preferred stock, directors may be removed at any time by the affirmative vote of the holders of at least a majority, or in some instances a supermajority, of the voting power of all of the then outstanding shares entitled to vote generally in the election of directors, voting together as a single class. A certificate of incorporation could also provide that such a right is only exercisable when a director is being removed for cause (removal of a director only for cause is the default rule in the case of a classified board).	According to the Singapore Companies Act, directors of a Singapore public company may be removed before expiration of their term of office with or without cause by ordinary resolution (i.e., a resolution which is passed by a simple majority of those shareholders present and voting in person or by proxy). Notice of the intention to move such a resolution has to be given to the company not less than 28 days before the meeting at which it is moved. The company shall then give notice of such resolution to its shareholders not less than 14 days before the meeting. Where any director removed in this manner was appointed to represent the interests of any particular class of shareholders or debenture holders, the resolution to remove such director will not take effect until such director’s successor has been appointed.

Filling Vacancies on the Board of Directors

A typical certificate of incorporation and bylaws provide that, subject to the rights of the holders of any preferred stock, any vacancy, whether arising through death, resignation, retirement, disqualification, removal, an increase in the number of directors or any other reason, may be filled by a majority vote of the remaining directors, even if such directors remaining in office constitute less than a quorum, or by the sole remaining director. Any newly elected director usually holds office for the remainder of the full term expiring at the annual meeting of stockholders at which the term of the class of directors to which the newly elected director has been elected expires.	The articles of a Singapore public company typically provide that the directors have the power to appoint any person to be a director, either to fill a vacancy or as an addition to the existing directors, provided that the total number of directors will not at any time exceed the maximum number (if any) fixed in the articles. Any newly elected director shall hold office until the next following annual general meeting, where such director will then be eligible for re-election. Our articles provide that our directors may appoint any person to be a director as an additional director or to fill a vacancy provided that any person so appointed will only hold office until the next annual general meeting, and will then be eligible for re-election.

Amendment of Governing Documents

Under the Delaware General Corporation Law, amendments to a corporation’s certificate of incorporation require the approval of stockholders holding a majority of the outstanding shares entitled to vote on the amendment. If a class vote on the amendment is required by the Delaware General Corporation Law, a majority of the outstanding stock of the class is required, unless a greater proportion is specified in the certificate of incorporation or by other provisions of the Delaware General Corporation Law. Under the Delaware General Corporation Law, the board of directors may amend bylaws if so authorized in the charter. The stockholders of a Delaware corporation also have the power to amend bylaws.	Our memorandum and articles may be altered by special resolution (i.e., a resolution passed by at least a three-fourths majority of the shares entitled to vote, present in person or by proxy at a meeting for which not less than 21 days written notice is given). Our board of directors has no right to amend our memorandum or articles.

Meetings of Shareholders

Annual and Special Meetings

Typical bylaws provide that annual meetings of stockholders are to be held on a date and at a time fixed by the board of directors. Under the Delaware General Corporation Law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws.

Annual General Meetings

All companies are required to hold an annual general meeting once every calendar year. The first annual general meeting must be held within 18 months of the company’s incorporation and subsequently, not more than 15 months may elapse between annual general meetings.

Extraordinary General Meetings

Any general meeting other than the annual general meeting is called an “extraordinary general meeting.” Two or more shareholders holding not less than 10% of the total issued and outstanding voting rights of our company (excluding treasury shares) may require our directors to convene an extraordinary general meeting. In addition, the articles usually also provide that general meetings may be convened in accordance with the Singapore Companies Act by the directors.

Quorum Requirements

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation or bylaws can specify the number of shares which constitute the quorum required to conduct business at a meeting, provided that in no event shall a quorum consist of less than one-third of the shares entitled to vote at a meeting.

Quorum Requirements

Our articles provide that shareholders entitled to vote holding a majority of the number of our issued and paid-up shares, present in person or by proxy at a meeting, shall be a quorum. In the event a quorum is not present, the meeting may be adjourned for one week. When reconvened, the quorum for the meeting will be shareholders entitled to vote holding between them a majority of the number of our issued and paid-up shares, present in person or by proxy at such meeting.

Indemnification of Officers, Directors and Employees

Under the Delaware General Corporation Law, subject to specified limitations in the case of derivative suits brought by a corporation’s stockholders in its name, a corporation may indemnify any person who is made a party to any third-party action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding through, among other things, a majority vote of a quorum consisting of directors who were not parties to the suit or proceeding, if the person:

•     acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or, in some circumstances, at least not opposed to its best interests; and

•     in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Delaware corporate law permits indemnification by a corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action or suit, except that no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged to be liable to the corporation unless the Delaware Court of Chancery or the court in which the action or suit was brought determines upon application that the person is fairly and reasonably entitled to indemnity for the expenses which the court deems to be proper.

To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, the corporation is required by Delaware corporate law to indemnify such person for reasonable expenses incurred thereby. Expenses (including attorneys’ fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of that person to repay the amount if it is ultimately determined that that person is not entitled to be so indemnified.

The Singapore Companies Act does not prevent a company from:

•     procuring and maintaining any director and officer liability insurance in respect of any negligence, default, breach of duty or breach of trust in relation to the company; or

•     indemnifying such director or officer against any liability incurred in defending any proceedings (whether civil or criminal) in which judgment is given in such director or officer’s favor or in which he or she is acquitted; or

•     indemnifying such director or officer against any liability incurred by such director or officer in connection with any application under specified sections of the Singapore Companies Act in which relief is granted to such officer or auditor by a court.

In cases where a director is sued by the company, the Singapore Companies Act gives the court the power to relieve directors either wholly or partially from the consequences of their negligence, default, breach of duty or breach of trust. In order for relief to be obtained, it must be shown that (i) the director acted reasonably and honestly; and (ii) it is fair, having regard to all the circumstances of the case.

However, Singapore case law has indicated that such relief will not be granted to a director who has benefited as a result of his or her breach of trust.

Our articles provide that subject to the provisions of the Singapore Companies Act, our company will indemnify our directors and officers to the extent permissible under applicable Singapore laws and as would not otherwise result in such indemnity being void. Accordingly, we are liable to indemnify our directors (including any managing director) and officers provided that such indemnity shall not extend to any liability which by law would otherwise attach to him or her in respect of any negligence, default, breach of duty or breach of trust attributable to such director or officer in relation to our company or which would otherwise result in such indemnity being voided under applicable Singapore laws.

Shareholder Approval of Business Combinations

Generally, under the Delaware General Corporation Law, completion of a merger, consolidation, or the sale, lease or exchange of substantially all of a corporation’s assets or dissolution requires approval by the board of directors and by a majority (unless the certificate of incorporation requires a higher percentage) of outstanding stock of the corporation entitled to vote.

The Delaware General Corporation Law also requires a special vote of stockholders in connection with a business combination with an “interested stockholder” as defined in section 203 of the Delaware General Corporation Law. See “—Interested Shareholders” above.

The Singapore Companies Act mandates that specified corporate actions require approval by the shareholders in a general meeting, notably:

•     notwithstanding anything in the company’s memorandum or articles, directors are not permitted to carry into effect any proposals for disposing of the whole or substantially the whole of the company’s undertaking or property unless those proposals have been approved by shareholders in a general meeting;

•     subject to the memorandum of each amalgamating company, an amalgamation proposal must be approved by the shareholders of each amalgamating company via special resolution at a general meeting; and

•     notwithstanding anything in the company’s memorandum or articles, the directors may not, without the prior approval of shareholders, issue shares, including shares being issued in connection with corporate actions.

Shareholder Action Without A Meeting

Under the Delaware General Corporation Law, unless otherwise provided in a corporation’s certificate of incorporation, any action that may be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote if the holders of outstanding stock, having not less than the minimum number of votes that would be necessary to authorize such action, consent in writing. It is not uncommon for a corporation’s certificate of incorporation to prohibit such action.	There are no equivalent provisions in respect of public companies which are not listed in Singapore. As a result, shareholder action by written consent is not permitted.

Shareholder Suits

Under the Delaware General Corporation Law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself or herself and other similarly situated stockholders where the requirements for maintaining a class action under the Delaware General Corporation Law have been met. A person may institute and maintain such a suit only if such person was a stockholder at the time of the transaction which is the subject of the suit or his or her shares thereafter devolved upon him or her by operation of law.

Standing

Only registered shareholders of our company reflected in our shareholder register are recognized under Singapore law as shareholders of our company. As a result, only registered shareholders have legal standing to institute shareholder actions against us or otherwise seek to enforce their rights as shareholders. Holders of book-entry interests in our shares will be required to exchange their book-entry interests for certificated shares and to be registered as shareholders in our shareholder register in order to

Additionally, under Delaware case law, the plaintiff generally must be a stockholder not only at the time of the transaction which is the subject of the suit, but also through the duration of the derivative suit. The Delaware General Corporation Law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile.

institute or enforce any legal proceedings or claims against us, our directors or our executive officers relating to shareholder rights. A holder of book-entry interests may become a registered shareholder of our company by exchanging its interest in our shares for certificated shares and being registered in our shareholder register.

Derivative actions

The Singapore Companies Act has a provision, which is limited in its scope to companies that are not listed on the securities exchange in Singapore, which provides a mechanism enabling shareholders to apply to the court for leave to bring a derivative action on behalf of the company. Derivative actions are also allowed as a common law action.

Applications are generally made by shareholders of the company or individual directors, but courts are given the discretion to allow such persons as they deem proper to apply (e.g., beneficial owner of shares) in the appropriate circumstances.

It should be noted that this provision of the Singapore Companies Act is primarily used by minority shareholders to bring an action in the name and on behalf of the company or intervene in an action to which the company is a party for the purpose of prosecuting, defending or discontinuing the action on behalf of the company. Prior to commencing a derivative action, notice is required to be given to the directors of the company of the party’s intention to commence such action.

Class actions

The concept of class action suits, which allows individual shareholders to bring an action seeking to represent the class or classes of shareholders, does not exist in Singapore. However, it is possible as a matter of procedure for a number of shareholders to lead an action and establish liability on behalf of themselves and other shareholders who join in or who are made parties to the action. These shareholders are commonly known as “lead plaintiffs.”

Distributions and Dividends; Repurchases and Redemptions

The Delaware General Corporation Law permits a corporation to declare and pay dividends out of statutory surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

Under the Delaware General Corporation Law, any corporation may purchase or redeem its own shares, except that generally it may not purchase or redeem these shares if the capital of the corporation is impaired at the time or would become impaired as a result of the redemption. A corporation may, however, purchase or redeem out of capital shares that are entitled upon any distribution of its assets to a preference over another class or series of its shares if the shares are to be retired and the capital reduced.

The Singapore Companies Act provides that no dividends can be paid to shareholders except out of profits.

The Singapore Companies Act does not provide a definition on when profits are deemed to be available for the purpose of paying dividends and this is accordingly governed by case law.

Our articles provide that no dividend can be paid otherwise than out of profits.

Acquisition of a company’s own shares

The Singapore Companies Act generally prohibits a company from acquiring its own shares subject to certain exceptions. Any contract or transaction by which a company acquires or transfers its own shares is void. However, provided that it is expressly permitted to do so by its articles and subject to the special conditions of each permitted acquisition contained in the Singapore Companies Act, a company may:

•     redeem redeemable preference shares (the redemption of these shares will not reduce the capital of the company). Preference shares may be redeemed out of capital if all the directors make a solvency statement in relation to such redemption in accordance with the Singapore Companies Act;

•     whether listed on a securities exchange or not, make an off-market purchase of its own shares in accordance with an equal access scheme authorized in advance at a general meeting;

•     if it is not listed on a securities exchange, make a selective off-market purchase of its own shares in accordance with an agreement authorized in advance at a general meeting by a special resolution where persons whose shares are to be acquired and their associated persons have abstained from voting; and

•     whether listed on a securities exchange or not, make an acquisition of its own shares under a contingent purchase contract which has been authorized in advance at a general meeting by a special resolution.

A company may also purchase its own shares by an order of a Singapore court.

The total number of ordinary shares that may be acquired by a company in a relevant period may not exceed 10% of the total number of ordinary shares in that class as of the date of the last annual general meeting of the company or as of the date of the resolution to acquire the shares, whichever is higher. Where, however, a company has reduced its share capital by a special resolution or a Singapore court made an order to such effect, the total number of ordinary shares in any class shall be taken to be the total number of ordinary shares in that class as altered by the special resolution or the order of the court. Payment must be made out of the company’s distributable profits or capital, provided that the company is solvent.

Financial assistance for the acquisition of shares

A company may not give financial assistance to any person whether directly or indirectly for the purpose of, or in connection with,

•     the acquisition or proposed acquisition of shares in the company or units of such shares; or

•     the acquisition or proposed acquisition of shares in its holding company or units of such shares.

Financial assistance may take the form of a loan, the giving of a guarantee, the provision of security, the release of an obligation, the release of a debt or otherwise.

However, it should be noted that a company may provide financial assistance for the acquisition of its shares or shares in its holding company if it complies with the requirements (including approval by special resolution) set out in the Singapore Companies Act. We have obtained the requisite shareholder approvals to waive the provision of financial assistance by our company with respect to the Transactions in connection with our issuance of ordinary shares to SunEdison as partial consideration for its transfer of its semiconductor materials business to us. We obtained such waiver as a matter of prudence as the issuance of such ordinary shares could potentially be deemed an “acquisition of shares” within the meaning of the financial assistance restrictions of the Singapore Companies Act, due to the utilization by our company of the senior secured term loan facility to finance the remaining portion of the consideration for such asset transfer.

Our articles provide that subject to the provisions of the Singapore Companies Act, we may purchase or otherwise acquire our own shares upon such terms and subject to such conditions as we may deem fit. These shares may be held as treasury shares or cancelled as provided in the Singapore Companies Act or dealt with in such manner as may be permitted under the Singapore Companies Act. On cancellation of the shares, the rights and privileges attached to those shares will expire.

Transactions with Officers or Directors

Under the Delaware General Corporation Law, some contracts or transactions in which one or more of a corporation’s directors has an interest are not void or voidable because of such interest provided that some conditions, such as obtaining the required approval and fulfilling the requirements of good faith and full disclosure, are met. Under the Delaware General Corporation Law, either (a) the stockholders or the board of directors must approve in good faith any such contract or transaction after full disclosure of the material facts or (b) the contract or transaction must have been “fair” as to the corporation at the time it was approved. If board approval is sought, the contract or transaction must be approved in good faith by a majority of disinterested directors after full disclosure of material facts, even though less than a majority of a quorum.

Under the Singapore Companies Act, directors are not prohibited from dealing with the company, but where they have an interest in a transaction with the company, that interest must be disclosed to the board of directors. In particular, every director who is in any way, whether directly or indirectly, interested in a transaction or proposed transaction with the company must, as soon practicable after the relevant facts have come to such director’s knowledge, declare the nature of such director’s interest at a board of directors’ meeting.

In addition, a director who holds any office or possesses any property which directly or indirectly might create interests in conflict with such director’s duties as director is required to declare the fact and the nature, character and extent of the conflict at a meeting of directors.

The Singapore Companies Act extends the scope of this statutory duty of a director to disclose any interests by pronouncing that an interest of a member of a director’s family (including spouse, son, adopted son, step-son, daughter, adopted daughter and step-daughter) will be treated as an interest of the director.

There is, however, no requirement for disclosure where the interest of the director consists only of being a member or creditor of a corporation which is interested in the proposed transaction with the company if the interest may properly be regarded as immaterial. Where the proposed transaction relates to any loan to the company, no disclosure need be made where the director has only guaranteed the repaymentof such loan, unless the articles of association provide otherwise.

Further, where the proposed transaction is to be made with or for the benefit of a related company (i.e. the holding company, subsidiary or subsidiary of a common holding company) no disclosure need be made of the fact that the director is also a director of that company, unless the articles of association provide otherwise.

Subject to specified exceptions, the Singapore Companies Act prohibits a Singapore company from making a loan to its directors or to directors of a related corporation, or giving a guarantee or security in connection with such a loan. Companies are also prohibited from making loans to its directors’ spouse or children (whether adopted or naturally or step-children), or giving a guarantee or security in connection with such a loan.

Dissenters’ Rights

Under the Delaware General Corporation Law, a stockholder of a corporation participating in some types of major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which the stockholder may receive cash in the amount of the fair market value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction.	There are no equivalent provisions in Singapore under the Singapore Companies Act.

Cumulative Voting

Under the Delaware General Corporation Law, a corporation may adopt in its bylaws that its directors shall be elected by cumulative voting. When directors are elected by cumulative voting, a stockholder has the number of votes equal to the number of shares held by such stockholder times the number of directors nominated for election. The stockholder may cast all of such votes for one director or among the directors in any proportion.	There is no equivalent provision in respect of companies incorporated in Singapore.

Anti-Takeover Measures

Under the Delaware General Corporation Law, the certificate of incorporation of a corporation may give the board the right to issue new classes of preferred stock with voting, conversion, dividend distribution, and other rights to be determined by the board at the time of issuance, which could prevent a takeover attempt and thereby preclude shareholders from realizing a potential premium over the market value of their shares.

In addition, Delaware law does not prohibit a corporation from adopting a stockholder rights plan, or “poison pill,” which could prevent a takeover attempt and also preclude shareholders from realizing a potential premium over the market value of their shares.

The articles of a Singapore public company typically provide that the company may allot and issue new shares of a different class with preferential, deferred, qualified or other special rights as its board of directors may determine with the prior approval of the company’s shareholders in a general meeting. Our articles provide that our shareholders may grant to our board the general authority to issue such preference shares until the next general meeting. See “Risk Factors—Risks Relating to Investments in Singapore Companies—For a limited period of time, our directors have general authority to allot and issue new shares on terms and conditions and with any preferences, rights or restrictions as may be determined by our board of directors in its sole discretion,” and “Description of Share Capital—Preference Shares” elsewhere in this prospectus.

Under the Singapore Takeover Code, if, in the course of an offer, or even before the date of the offer, the board of the offeree company has reason to believe that a bona fide offer is imminent, the board must not, except pursuant to a contract entered into earlier, take any action, without the approval of shareholders at a general meeting, on the affairs of the offeree company that could effectively result in any bona fide offer being frustrated or the shareholders being denied an opportunity to decide on its merits.

See “Description of Share Capital—Anti-Takeover Effects of Provisions of Our Articles of Association and Singapore Law” elsewhere in this prospectus for a description of the Singapore Takeover Code.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our ordinary shares. Future sales of substantial amounts of our ordinary shares in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our ordinary shares. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our ordinary shares prevailing from time to time. We also cannot predict with certainty whether or when SunEdison or the Samsung Purchasers will sell their ordinary shares. The sale of substantial amounts of our ordinary shares in the public market, or the perception that such sales could occur, could harm the prevailing market price of our ordinary shares.

Upon completion of this offering, the Samsung Private Placements and the share issuance to Mr. Ahmad Chatila, we will have                  ordinary shares outstanding. As a result of the lock-up agreements, other contractual restrictions on resale and the provisions of Rule 144, described below, our ordinary shares will be available for sale in the public market as follows: (i)                  ordinary shares to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act (other than restrictions pursuant to lock-up agreements entered into by participants in the directed share program) and (ii)                  ordinary shares will be available for sale at various times after 180 days after the date of this prospectus (subject, in some cases, to volume limitations).

Sale of Restricted Shares

All of the ordinary shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by or owned by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, may generally only be sold publicly in compliance with the limitations of Rule 144 described below. As defined in Rule 144, an affiliate of an issuer is a person that directly or indirectly, through one or more intermediaries, controls, or is controlled by or is under common control with, such issuer. Immediately following the completion of this offering and the Samsung Private Placements, SunEdison will own                  shares , or     % of our ordinary shares, and the Samsung Purchasers will own                  shares, or     % of our ordinary shares. Shares held by SunEdison and the Samsung Purchasers will be “restricted securities” as that term is used in Rule 144. Subject to contractual restrictions, including the lock-up agreement described below, SunEdison and the Samsung Purchasers will be entitled to sell these shares in the public market only if the sale of such shares is registered with the SEC or if the sale of such shares qualifies for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act. At such time as these restricted shares become unrestricted and available for sale, the sale of these restricted shares, whether pursuant to Rule 144 or otherwise, may have a negative effect on the price of our ordinary shares.

Rule 144

In general, under Rule 144 of the Securities Act as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144 as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of our ordinary shares then outstanding; or

•	the average weekly trading volume of our ordinary shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has for at least six months beneficially owned ordinary shares that are restricted securities, will be entitled to freely sell such ordinary shares subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned for at least one year our ordinary shares that are restricted securities, will be entitled to freely sell such ordinary shares under Rule 144 without regard to the current public information requirements of Rule 144.

Registration Rights

As described above in “Certain Relationships and Related Party Transactions—Registration Rights Agreement with SunEdison” and “—Registration Rights Agreements with the Samsung Purchasers,” following the completion of this offering, subject to the 180-day lock-up period described below, SunEdison and the Samsung Purchasers will be entitled, subject to certain exceptions, to certain rights with respect to the registration under the Securities Act of the ordinary shares held by them. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, SunEdison or the Samsung Purchasers could cause the price of our ordinary shares to fall. In addition, any demand to include such shares in our registration statements could have a material adverse effect on our ability to raise needed capital. We have not granted any other holders of our securities any registration rights other than pursuant to those three Registration Rights Agreements.

Share Plans

We intend to file a registration statement on Form S-8 to register the issuance of an aggregate of                  ordinary shares reserved for issuance under the equity incentive plan we intend to adopt in connection with this offering. Such registration statement will become effective upon filing with the SEC. Shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described below.

Lock-Up Agreements

We and each of our directors and officers, SunEdison, the Samsung Purchasers and Mr. Ahmad Chatila have agreed that, without the prior written consent of Deutsche Bank Securities Inc. and Goldman, Sachs & Co. on behalf of the underwriters, we and they will not (subject to certain exceptions), during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any other securities convertible into or exercisable or exchangeable for ordinary shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares;

whether any transaction described above is to be settled by delivery of our ordinary shares or such other securities, in cash or otherwise. For additional information, see “Underwriting.”

MATERIAL TAX CONSIDERATIONS

Based on the facts and subject to the limitations set forth herein, the statements of law or legal conclusions under the caption “—Material Singapore Tax Considerations” constitute the opinion of Rajah Tann LLP, our Singapore counsel. Based on the facts and subject to the limitations set forth herein, the statements of law or legal conclusions under the caption “—Material U.S. Federal Income Tax Considerations” constitute the opinion of Kirkland & Ellis LLP, our U.S. counsel, as to the material U.S. federal income tax consequences to U.S. Holders (as defined below) under current law of an investment in the ordinary shares.

Material U.S. Federal Income Tax Considerations

Subject to the limitations and qualifications stated herein, this discussion sets forth a summary of material U.S. federal income tax consequences of the purchase, ownership and disposition of the ordinary shares. The discussion is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect. We cannot assure you that a change in law will not alter significantly the tax considerations described in this summary. We have not sought and do not expect to seek any rulings from the U.S. Internal Revenue Service, or the IRS, regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the purchase, ownership or disposition of our ordinary shares that differ from those discussed below.

The discussion of the holders’ tax consequences addresses only those persons that acquire their ordinary shares in this offering and that hold those ordinary shares as capital assets (generally, property held for investment) and does not address the tax consequences to any special class of holder, including without limitation, holders of (directly, indirectly or constructively) 10% or more of the ordinary shares, dealers in securities or currencies, banks, tax-exempt organizations, life insurance companies, financial institutions, brokerdealers, regulated investment companies, real estate investment trusts, traders in securities that elect the mark-to-market method of accounting for their securities holdings, persons that hold securities that are a hedge or that are hedged against currency or interest rate risks or that are part of a straddle, conversion or “integrated” transaction, certain U.S. expatriates, partnerships or other entities classified as partnerships for U.S. federal income tax purposes and U.S. Holders (as defined below) whose functional currency for U.S. federal income tax purposes is not the U.S. dollar. This discussion does not address the effect of the U.S. federal alternative minimum tax, or U.S. federal estate and gift tax, or any state, local or foreign tax laws on a holder of ordinary shares.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of ordinary shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (i) if a court within the U.S. can exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of the substantial decisions of that trust, or (ii) that was in existence on August 20, 1996, and validly elected under applicable Treasury Regulations to continue to be treated as a domestic trust.

If a partnership or an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds our ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners in partnerships that hold our ordinary shares should consult their tax advisors.

If you are considering the purchase of our ordinary shares, you should consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our ordinary shares, as well as the consequences to you arising under other U.S. federal tax laws and the laws of any other applicable taxing jurisdiction and any applicable tax treaty in light of your particular circumstances.

Dividends and Other Distributions

As described in the section titled “Dividend Policy,” we do not currently anticipate declaring or paying cash dividends to holders of our ordinary shares in the foreseeable future. However, subject to the discussion below on the passive foreign investment company rules, if we do make distributions of cash or other property in respect of our ordinary shares, the U.S. dollar amount of the gross amount of any such distribution will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such income will be includable in your gross income on the day actually or constructively received by you. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your ordinary shares, and then, to the extent such excess amount exceeds your tax basis in your ordinary shares, as capital gain. The Company, however, may not calculate earnings and profits in accordance with U.S. federal tax principles. In that case, the Company intends to treat the full amount of any distribution by the Company to U.S. Holders as a dividend for U.S. federal income tax purposes. U.S. Holders of the ordinary shares that are corporations generally will not be entitled to claim a “dividends received deduction” with respect to dividends paid on the ordinary shares.

Dividends received by a non-corporate U.S. Holder, including an individual, may qualify for the lower rates of tax applicable to “qualified dividend income,” provided that (1) our ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company for our taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ordinary shares will be readily tradable on the New York Stock Exchange. Accordingly, subject to the passive foreign investment company risk discussed below (see “—Passive Foreign Investment Company”), dividends paid to a non-corporate U.S. Holder with respect to ordinary shares for which the requisite holding period is satisfied should be eligible for the preferential tax rates applicable to qualified dividend income.

You should consult your own tax advisors regarding the availability of the lower tax rates applicable to qualified dividend income for any dividends that we pay with respect to the ordinary shares, as well as the effect of any change in applicable law.

A U.S. Holder who pays (whether directly or through withholding) Singapore income tax with respect to dividends paid on our ordinary shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or credit for such Singapore income tax paid. The rules relating to the determination of the foreign tax credit are complex and you should consult your own tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Disposition of the Ordinary Shares

You will recognize gain or loss on a sale or exchange of our ordinary shares in an amount equal to the difference between the amount realized (in U.S. dollars) on the sale or exchange and your tax basis (in U.S. dollars) in the ordinary shares. Subject to the passive foreign investment company rules discussed below, such gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual, that has held the ordinary shares for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.

Any gain or loss that you recognize on a disposition of our ordinary shares generally will be treated as U.S.-source income or loss for foreign tax credit limitation purposes. You should consult your own tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, in your particular circumstances.

Passive Foreign Investment Company

Based on the current and anticipated value of our assets and the composition of our income and assets, we do not expect to be treated as a passive foreign investment company, or PFIC, for U.S. federal income purposes for our current taxable year ending December 31, 2014, or any future taxable year. However, the determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Accordingly, we cannot assure you that we will not be treated as a PFIC for our current taxable year ending December 31, 2014, or for any future taxable year or that the IRS will not take a contrary position. Kirkland & Ellis LLP, our U.S. tax counsel, therefore expresses no opinion with respect to our PFIC status for any taxable year or our expectations relating to such status set forth in this paragraph.

A non-U.S. corporation will be treated as a PFIC for U.S. federal income tax purposes for any taxable year if, applying applicable look-through rules, either:

•	at least 75% of its gross income for such year is passive income; or

•	at least 50% of the value of its assets (determined based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

For these purposes, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% by value of the stock. Subject to various exceptions, passive income generally includes dividends, interest, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person).

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. If we are a PFIC for any taxable year during which you hold ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold the ordinary shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the ordinary shares, as applicable.

If we are or become a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the preferential tax rates discussed above with respect to dividends paid to non-corporate U.S. Holders would not apply. In addition, if we are a PFIC for any taxable year during which you hold ordinary shares, in the absence of a “qualifying electing fund” election (which, as noted below, will not be available to you), you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs, you will be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in the proportion that the value of the ordinary shares you own bears to the value of all of our ordinary shares, and you may be subject to the rules described in the preceding paragraphs with respect to the shares of such lower-tier PFICs you are deemed to own. You should consult your own tax advisor regarding the application of the PFIC rules to any of our subsidiaries.

In certain circumstances, a U.S. Holder of shares in a PFIC may avoid the adverse tax consequences described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to your ordinary shares only if we agree to furnish you annually with a PFIC annual information statement as specified in the applicable Treasury regulations. We currently do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock to elect out of the tax treatment discussed above. If you make a valid mark-to-market election for the ordinary shares you will include in income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of your taxable year over your adjusted basis in such ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make such an election, the tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the preferential tax rate discussed above under “—Dividends and Other Distributions” would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The NASDAQ Global Select Market is a qualified exchange. We anticipate that our ordinary shares will be regularly traded on the NASDAQ Global Select Market, and therefore, in 2014 and any subsequent year in which our ordinary shares continue to be regularly traded, the mark-to-market election would be available to a holder of our ordinary shares if we become a PFIC. If any of our subsidiaries are or become PFICs, the mark-to-market election will not be available with respect to the shares of such subsidiaries that are treated as owned by you. Consequently, you could be subject to the PFIC rules with respect to income of the lower-tier PFICs the value of which already had been taken into account indirectly via mark-to-market adjustments.

If you hold ordinary shares in any year in which we are a PFIC, you will also be subject to annual information reporting requirements.

The PFIC rules are complex, and you should consult your own tax advisors regarding the application of the PFIC rules to your investment in our ordinary shares and the availability, application and consequences of the elections discussed above.

Information Reporting and Backup Withholding

Unless an exception applies, information reporting to the IRS generally will be required with respect to payments on the ordinary shares and proceeds of the sale of the ordinary shares paid to U.S. Holders, other than corporations and other exempt recipients. Backup withholding, currently at the rate of 28%, may apply to those payments if such a holder fails to provide a taxpayer identification number to the paying agent and to certify that no loss of exemption from backup withholding has occurred. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided the required information is furnished to the IRS.

In addition, certain U.S. Holders who are individuals that hold certain foreign financial assets (which may include the ordinary shares), or who have a beneficial interest in or signatory authority over certain foreign financial accounts, are required to report information relating to such assets or accounts, subject to certain exceptions.

You should consult your own tax advisor regarding the application of the information reporting and backup withholding requirements to your particular situation.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, interest, dividends and gains from the sale or other disposition of capital assets for taxable years beginning after December 31, 2012. Each U.S. Holder that is an individual, estate or trust should consult its own tax advisors regarding the effect, if any, of this tax provision on their ownership and disposition of ordinary shares.

POTENTIAL PURCHASERS OF OUR ORDINARY SHARES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME, ESTATE, AND OTHER TAX AND TAX TREATY CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR ORDINARY SHARES.

Material Singapore Tax Considerations

The following discussion is a summary of material Singapore income tax, stamp duty and estate duty considerations relevant to the purchase, ownership and disposition of our ordinary shares by an investor who is not tax resident or domiciled in Singapore and who does not carry on business or otherwise have a presence in Singapore. The statements made herein regarding taxation are based on certain aspects of the tax laws of Singapore and administrative guidelines issued by the relevant authorities in force as of the date hereof and are subject to any changes in such laws or administrative guidelines, or in the interpretation of those laws or guidelines, occurring after such date, which changes could be made on a retroactive basis. The statements made herein do not describe all of the tax considerations that may be relevant to all our shareholders, some of which (such as dealers in securities) may be subject to different rules. Each prospective investor should consult an independent tax advisor regarding all Singapore income and other tax consequences applicable to them from owning or disposing of our ordinary shares in light of the investor’s particular circumstances.

Dividend distributions

Singapore adopts a one-tier corporate income tax system. Under the one-tier corporate income tax system, the tax paid by a company that is tax resident in Singapore is a final tax. Any dividends paid by a company that is tax resident in Singapore are exempt from Singapore income tax in the hands of the company’s shareholders.

As our company will be a tax resident of Singapore, the dividends payable by our company will be one-tier tax-exempt dividends and will be exempt from Singapore income tax in the hands of our shareholders regardless of their legal form or tax residence status. There will be no tax credits attached to the dividends payable by our company.

There is no withholding tax on payment of dividends to non-resident shareholders.

Gains on disposal of our shares

Singapore currently does not impose tax on capital gains. However, there are no specific legislations which deal with the characterization of gains as income or capital in nature. Gains arising from the disposal of our shares may be construed to be income in nature and subject to Singapore income tax, especially if they arise from or are otherwise connected with the activities of a trade or business in Singapore. Such gains may also be considered income in nature, even if they do not arise from an activity in the ordinary course of trade or an ordinary incident of some other business activity, if our shares were purchased with the intention or purpose of making a profit by sale and not with the intention to be held for long-term investment purposes. The determination of whether a gain is income or capital in nature is made by reference to case law based on the circumstances of each case, and reference may be made to a number of factors which are indicative of a person’s intention.

For shareholders who are subject to the income tax treatment provided for under section 34A of the Income Tax Act (Chapter 134) of Singapore (the “ITA”) in relation to the adoption of Financial Reporting Standard 39 – Financial Instruments: Recognition and Measurement (“FRS 39”) for accounting purposes, they may be required to recognized gains or losses (not being gains or losses in the nature of capital) even though no sale or disposal of our shares is made.

The Inland Revenue Authority of Singapore has issued a circular entitled “Income Tax Implications Arising from the Adoption of FRS 39 — Financial Instruments: Recognition and Measurement” (the “FRS 39 Circular”). Legislative amendments to give effect to the FRS 39 Circular (“FRS 39 Tax Treatment”) have been enacted in section 34A of the ITA.

The FRS 39 Tax Treatment generally applies, subject to certain “opt-out” provisions, to taxpayers who are required to comply with FRS 39 for financial reporting purposes.

Shareholders who adopt or are adopting the FRS 39 Tax Treatment may be required to recognise gains or losses on the shares for Singapore income tax purposes, even if the shares were not disposed of.

Shareholders who may be subject to such provisions should consult their own accounting and tax advisers regarding the Singapore income tax consequences of their acquisition, ownership and disposal of our shares.

Stamp duty

There is no stamp duty payable in respect of the issuance or holding of our ordinary shares. Stamp duty is not applicable to electronic transfers of our shares effected on a book entry basis. Where an instrument of transfer in respect of shares is executed between the parties, stamp duty is payable on an instrument of transfer of the shares at the rate of S$0.20 for every S$100 or part thereof of the consideration for, or market value of, the shares, whichever is higher. The stamp duty is borne by the purchaser unless there is an agreement to the contrary. Where the instrument of transfer is executed outside of Singapore, stamp duty must be paid within 30 days of receipt in Singapore if the instrument of transfer is received in Singapore.

Estate Duty

Singapore estate duty has been abolished with respect to all deaths occurring on or after February 15, 2008.

Tax Treaties Regarding Withholding Taxes

There is no comprehensive avoidance of double taxation agreement between the United States and Singapore which applies to withholding taxes on dividends or capital gains.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc., Goldman, Sachs & Co. and Wells Fargo Securities, LLC, have severally agreed to purchase from us the following respective number of ordinary shares at a public offering price less the underwriting discounts and commissions listed on the cover page of this prospectus:

Underwriters	Number of Shares
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
Wells Fargo Securities, LLC

Total

The underwriting agreement provides that the obligations of the several underwriters to purchase the ordinary shares offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the ordinary shares offered by this prospectus, other than those covered by the option to purchase additional ordinary shares described below, if any of these shares are purchased.

We have been advised by the representatives of the underwriters that the underwriters propose to offer the ordinary shares to the public at the public offering price listed on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $             per share under the public offering price. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to                  additional ordinary shares at the public offering price less the underwriting discounts and commissions listed on the cover page of this prospectus. The underwriters may exercise this option to purchase additional ordinary shares in connection with the sale of the ordinary shares offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional ordinary shares as the number of ordinary shares to be purchased by it in the above table bears to the total number of ordinary shares offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional ordinary shares to the underwriters to the extent the option is exercised. If any additional ordinary shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the                      shares are being offered.

The underwriting discounts and commissions per share are equal to the public offering price per ordinary share less the amount paid by the underwriters to us per ordinary share. The underwriting discounts and commissions are         % of the initial public offering price. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ option to purchase additional ordinary shares:

Total Fees
	Fee per share	Without Exercise of Option	With Full Exercise of Option
Discounts and commissions paid by us	$	$	$

In addition, we estimate the total expenses of this offering payable by us, excluding underwriting discounts and commissions, will be approximately $                    . We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $25,000 as set forth in the underwriting agreement.

We have agreed to indemnify the several underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Each of our officers and directors, SunEdison, as our sole shareholder prior to this offering, the Samsung Purchasers and Mr. Ahmad Chatila have, subject to certain limited exceptions, agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any ordinary shares or other securities convertible into or exchangeable or exercisable for our ordinary shares or derivatives of our ordinary shares owned by these persons prior to this offering or ordinary shares issuable upon exercise of options held by these persons for a period of 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Deutsche Bank Securities Inc. and Goldman, Sachs & Co. This consent may be given at any time without public notice except in limited circumstances. We have entered into a similar agreement with the representatives of the underwriters. There are no agreements between the representatives and any of our shareholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

In connection with this offering, the underwriters may purchase and sell our ordinary shares in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ordinary shares from us in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional ordinary shares.

Naked short sales are any sales in excess of the option to purchase additional ordinary shares. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of this offering.

Stabilizing transactions consist of various bids for or purchases of our ordinary shares made by the underwriters in the open market prior to the completion of this offering.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our ordinary shares. Additionally, these purchases may stabilize, maintain or otherwise affect the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Select Market, in the over-the-counter market or otherwise.

A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

Some of the underwriters or their affiliates have provided investment banking services to SunEdison in the past and may do so in the future. They receive customary fees and commissions for these services. In 2013, Deutsche Bank Securities Inc., Goldman, Sachs & Co. and Wells Fargo Securities, LLC acted as joint-book running managers in connection with the issuance and sale in a registered offering of 30,000,000 shares of SunEdison’s common stock, par value $0.01 per share, at a public offering price of $7.25 per share, less discounts and commissions of $ $0.29 per share. In addition, SunEdison granted the underwriters an option to purchase up to 4,500,000 additional shares, all at the public offering price less the underwriting discount. The option was exercised in full prior to closing.

In 2011, Deutsche Bank Securities Inc. and Goldman, Sachs & Co. acted as initial purchasers in connection with the offering of SunEdison’s 7.750% senior notes due 2019 and may continue to hold a portion of such notes. In connection with the notes offering, Deutsche Bank Securities Inc. and Goldman, Sachs & Co. received customary fees and commissions. In December 2013, Deutsche Bank Securities Inc., Goldman, Sachs & Co. and Wells Fargo Securities, LLC acted as initial purchasers in connection with the offering of SunEdison’s 2.00% convertible senior notes due 2018 and 2.75% convertible senior notes due 2012, and may continue to hold a portion of such notes. In connection with this convertible notes offering, Deutsche Bank Securities Inc., Goldman, Sachs & Co. and Wells Fargo Securities, LLC received customary fees and commissions. In addition, affiliates of each of Deutsche Bank Securities Inc., Goldman, Sachs & Co. and Wells Fargo Securities, LLC are lenders under SunEdison’s credit facility.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities having relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities having relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Pricing of this Offering

Prior to this offering, there had been no public market for our ordinary shares. Consequently, the initial public offering price of our ordinary shares was determined by negotiation among us and the representatives of the underwriters. Among the primary factors that were considered in determining the public offering price are:

•	prevailing market conditions;

•	our results of operations in recent periods;

•	the present stage of our development;

•	the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to our business; and

•	estimates of our business potential

Notice to Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State) an offer to the public of any shares which are the subject of this offering contemplated by this prospectus may not be made in that Relevant Member State other than the offers contemplated in the prospectus once the prospectus has been approved by the competent authority in such Member State and published and passported in accordance with the Prospectus Directive as implemented in the Relevant Member State except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication by the Issuer or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Investors in the United Kingdom

Each underwriter has represented and agreed that (a) it has only communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA, received by it in connection with the issue or sale of the shares (i) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (ii) to high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) and (d) of the Order, with all such persons together being referred to as relevant persons, and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the our ordinary shares in, from or otherwise involving the United Kingdom. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(1)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2)	where no consideration is or will be given for the transfer;

(3)	where the transfer is by operation of law;

(4)	as specified in Section 276(7) of the SFA; or

(5)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Switzerland

The prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations, and the shares will not be listed on the SIX Swiss Exchange. Therefore, the prospectus may not comply with the disclosure standards of the Swiss Code of Obligations and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

Notice to Prospective Investors in Qatar

The shares described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Notice to Prospective Investors in Saudi Arabia

No offering, whether directly or indirectly, will be made to an investor in the Kingdom of Saudi Arabia unless such offering is in accordance with the applicable laws of the Kingdom of Saudi Arabia and the rules and regulations of the Capital Market Authority, including the Capital Market Law of the Kingdom of Saudi Arabia. The shares will not be marketed or sold in the Kingdom of Saudi Arabia by us or the underwriters.

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Office of Securities Regulation issued by the Capital Market Authority. The Saudi Arabian Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the shares offered hereby should conduct their own due diligence on the accuracy of the information relating to the shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

Notice to Prospective Investors in the United Arab Emirates

This offering has not been approved or licensed by the Central Bank of the United Arab Emirates (UAE), Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority (DFSA), a regulatory authority of the Dubai International Financial Centre (DIFC). This offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No 8 of 1984 (as amended), DFSA Offered Securities Rules and NASDAQ Dubai Listing Rules, accordingly, or otherwise. The shares may not be offered to the public in the UAE and/or any of the free zones.

The shares may be offered and issued only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned.

Notice to Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

The validity of the ordinary shares offered pursuant to this prospectus will be passed upon for us by Rajah & Tann LLP, Singapore with respect to Singapore law. Selected legal matters as to U.S. law in connection with this offering will be passed upon for us by Kirkland & Ellis LLP (a partnership that includes professional corporations), Chicago, Illinois. The underwriters have been represented by Latham & Watkins LLP, Menlo Park, California.

EXPERTS

The combined financial statements of SunEdison Semiconductor Limited (Semiconductor Materials Business of SunEdison, Inc.) as of December 31, 2013 and 2012, and for each of the years in the three-year period ended December 31, 2013, have been included in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form S-1 with the SEC with respect to our ordinary shares being distributed as contemplated by this prospectus. This prospectus is a part of and does not contain all of the information set forth in the Registration Statement and the exhibits and schedules to the Registration Statement. For further information with respect to us and our ordinary shares, please refer to the Registration Statement, including its exhibits and schedules. Statements made in this prospectus relating to any contract or other document are not necessarily complete and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document. You may read and copy all materials that we file with the SEC, including the Registration Statement and its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, as well as on the website maintained by the SEC at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. Information contained on any website referenced in this prospectus does not and will not constitute a part of this prospectus or the Registration Statement on Form S-1 of which this prospectus is a part.

In addition, we will file periodic reports and other information with the SEC. You may request a copy of any of our filings with the SEC at no cost, by writing or telephoning us at the following address:

SunEdison Semiconductor Limited

501 Pearl Drive (City of O’Fallon)

St. Peters, Missouri 63376

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this prospectus.

Report of Independent Registered Public Accounting Firm

The Board of Directors

SunEdison Semiconductor Pte. Ltd.:

We have audited the accompanying combined balance sheets of SunEdison Semiconductor Limited (Semiconductor Materials Business of SunEdison, Inc.) (the Company) as of December 31, 2013 and 2012, and the related combined statements of operations, comprehensive (loss) income, equity, and cash flows for each of the years in the three-year period ended December 31, 2013. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

St. Louis, Missouri

March 20, 2014

Combined Statements of Operations

	For the Year Ended December 31,
	2013	2012	2011

In millions
Net sales to non-affiliates	$911.5	$927.4	$1,051.3
Net sales to affiliates	9.1	6.8	147.0
Cost of goods sold	838.9	852.4	1,023.3

Gross profit	81.7	81.8	175.0
Operating expenses:
Marketing and administration	105.1	100.7	129.9
Research and development	37.0	33.4	38.2
Restructuring (reversals) charges (see Note 3)	(75.0)	(149.6)	284.5
Gain on receipt of property, plant and equipment (see Note 3)	—	(31.7)	—
Long-lived asset impairment charges (see Note 3)	33.6	1.5	234.7

Operating (loss) income	(19.0)	127.5	(512.3)

Non-operating expenses (income):
Interest expense	0.8	1.0	5.9
Interest income	(0.5)	(0.7)	(1.0)
Interest (income) expense, net -affiliates	(4.1)	(2.2)	1.8
Other, net	(3.9)	3.1	(0.8)

Total non-operating expenses (income)	(7.7)	1.2	5.9

(Loss) income before income tax expense	(11.3)	126.3	(518.2)
Income tax expense	44.0	3.6	37.4

Net (loss) income	(55.3)	122.7	(555.6)
Net income attributable to noncontrolling interests	(2.4)	(1.4)	(2.3)

Net (loss) income attributable to SunEdison Semiconductor Limited	$(57.7)	$121.3	$(557.9)

See accompanying notes to combined financial statements.

Combined Statements of Comprehensive (Loss) Income

	For the Year Ended December 31,
	2013	2012	2011

In millions
Net (loss) income	$(55.3)	$122.7	$(555.6)
Other comprehensive (loss) income:
Net translation adjustment	(45.3)	(15.3)	2.1
Loss on available-for-sale securities	(0.2)	—	—
Actuarial gain (loss) and prior service credit, net of $0.8 tax benefit, $10.5 tax benefit and $10.5 tax expense for 2013, 2012 and 2011, respectively	33.4	(1.4)	(26.8)

Other comprehensive loss	(12.1)	(16.7)	(24.7)

Total comprehensive (loss) income	(67.4)	106.0	(580.3)
Net income attributable to noncontrolling interests	(2.4)	(1.4)	(2.3)
Net translation adjustment attributable to noncontrolling interests	(2.9)	(2.2)	0.5

Comprehensive (loss) income attributable to SunEdison Semiconductor Limited	$(72.7)	$102.4	$(582.1)

See accompanying notes to combined financial statements.

Combined Balance Sheets

	As of December 31,
	2013	2012

In millions
Assets
Current assets:
Cash and cash equivalents	$40.8	$103.2
Accounts receivable, net	98.6	129.5
Accounts receivable, affiliate	14.1	89.1
Inventories	128.1	130.5
Deferred tax asset	8.5	14.0
Prepaid and other current assets	23.5	23.6

Total current assets	313.6	489.9
Property, plant and equipment, net	724.9	789.9
Notes receivable, affiliate	18.7	158.5
Other assets	94.6	74.9

Total assets	$1,151.8	$1,513.2

Liabilities and Equity
Current liabilities:
Current portion of long-term debt	$2.8	$3.4
Accounts payable	105.1	121.8
Accounts payable, affiliate	106.8	102.0
Accrued liabilities	51.9	57.8
Accrued wages and salaries	35.3	32.9
Restructuring liabilities	47.6	133.9

Total current liabilities	349.5	451.8
Long-term debt, less current portion	7.6	12.6
Long-term debt, affiliate	—	129.4
Pension and post-employment liabilities	49.2	71.2
Restructuring liabilities	8.7	6.3
Other liabilities	25.6	27.9

Total liabilities	440.6	699.2

Equity:
Net Parent investment	777.2	870.3
Accumulated other comprehensive loss	(110.2)	(95.2)

Total SunEdison Semiconductor Limited equity	667.0	775.1
Noncontrolling interests	44.2	38.9

Total equity	711.2	814.0

Total liabilities and equity	$1,151.8	$1,513.2

See accompanying notes to combined financial statements.

Combined Statements of Cash Flows

	For the Year Ended December 31,
	2013	2012	2011

In millions
Cash flows from operating activities:
Net (loss) income	$(55.3)	$122.7	$(555.6)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	119.6	118.7	144.3
Long-lived asset impairment charges	34.8	—	248.8
Gain on receipt of property, plant and equipment	—	(31.7)	—
Stock-based compensation	13.9	13.0	20.5
Provision (benefit) for deferred taxes	11.1	(14.2)	15.1
Other	(15.6)	(6.4)	(11.0)
Changes in operating assets and liabilities:
Accounts receivable	29.6	(3.6)	58.2
Inventories	(1.4)	34.0	(42.9)
Amounts due from affiliates	(80.3)	(71.6)	—
Amounts due to affiliates	100.8	41.3	8.2
Prepaid and other current assets	(2.4)	20.1	3.7
Accounts payable and accrued liabilities	(18.6)	(28.9)	(12.4)
Pension and post-employment liabilities	(2.1)	1.8	10.6
Restructuring liabilities	(67.9)	(146.5)	280.5
Other	(5.8)	(2.6)	3.8

Net cash provided by operating activities	60.4	46.1	171.8

Cash flows from investing activities:
Capital expenditures	(101.0)	(95.2)	(187.1)
Notes receivable from affiliates	(12.7)	(46.7)	(110.0)
Other	—	(3.6)	—

Net cash used in investing activities	(113.7)	(145.5)	(297.1)

Cash flows from financing activities:
Principal payments on long-term debt	(2.9)	(3.6)	(3.7)
Net Parent investment	4.0	154.6	(50.6)
Borrowings from affiliates	—	2.1	1.6
Payments to noncontrolling interests	—	—	(0.6)

Net cash provided by (used in) financing activities	1.1	153.1	(53.3)

Effect of exchange rate changes on cash and cash equivalents	(10.2)	(0.8)	3.0

Net (decrease) increase in cash and cash equivalents	(62.4)	52.9	(175.6)
Cash and cash equivalents at beginning of period	103.2	50.3	225.9

Cash and cash equivalents at end of period	$40.8	$103.2	$50.3

Supplemental disclosures of cash flow information:
Interest paid, net of amount capitalized	$0.8	$2.8	$3.6
Income taxes paid, net	$21.6	$24.6	$11.3
Supplemental schedule of non-cash investing and financing activities:
Accounts payable (relieved) incurred for acquisition of fixed assets	$(6.3)	$3.4	$(14.3)

See accompanying notes to combined financial statements.

Combined Statements of Equity

	Net Parent Investment	Accumulated Other Comprehensive Loss	Total SunEdison Semiconductor Limited Equity	Noncontrolling Interests	Total Equity
In millions
Balance December 31, 2010	$1,167.6	$(52.1)	$1,115.5	$34.1	$1,149.6

Net (loss) income	(557.9)	—	(557.9)	2.3	(555.6)
Other comprehensive loss	—	(24.2)	(24.2)	(0.5)	(24.7)
Net transfers to SunEdison	(29.7)	—	(29.7)	—	(29.7)
Net distributions to noncontrolling interests	—	—	—	(0.6)	(0.6)

Balance at December 31, 2011	$580.0	$(76.3)	$503.7	$35.3	$539.0

Net income	121.3	—	121.3	1.4	122.7
Other comprehensive (loss) income	—	(18.9)	(18.9)	2.2	(16.7)
Net transfers from SunEdison	169.0	—	169.0	—	169.0

Balance at December 31, 2012	$870.3	$(95.2)	$775.1	$38.9	$814.0

Net (loss) income	(57.7)	—	(57.7)	2.4	(55.3)
Other comprehensive (loss) income	—	(15.0)	(15.0)	2.9	(12.1)
Net transfers to SunEdison	(35.4)	—	(35.4)	—	(35.4)

Balance at December 31, 2013	$777.2	$(110.2)	$667.0	$44.2	$711.2

See accompanying notes to combined financial statements.

Notes to the Combined Financial Statements

1. NATURE OF OPERATIONS

SunEdison Semiconductor Limited (Semiconductor Materials Business of SunEdison, Inc.) (“the Company”, “SunEdison Semiconductor”, “we”, “us” and “our”) is a global leader in the development, manufacture and sale of silicon wafers to the semiconductor industry. Silicon wafers are used as the base substrate for nearly all semiconductor devices, which in turn provide the foundation for the entire electronics industry. Our business was established in 1959 and was recently known during most of our history as MEMC Electronic Materials, Inc., or MEMC. We believe we have developed a broad product portfolio, an extensive global footprint, process technology expertise and supply chain flexibility, while increasing our capital efficiency and maintaining a lean operating culture.

The Company consists of the combined operations of certain entities currently owned by SunEdison, Inc. (“SunEdison” or “Parent”) (formerly known as MEMC), as discussed in the basis of presentation below. On August 22, 2013, SunEdison announced an initial public offering (the “Offering”) of its semiconductor business to create SunEdison Semiconductor Limited (Semiconductor Materials Business of SunEdison, Inc.) as an independent company. SunEdison plans to sell a minority ownership interest in the semiconductor business to the public. In connection with this Offering, SunEdison will undertake a series of transactions to separate our net assets and entities.

Basis of Presentation

We currently operate as a business segment of SunEdison. The combined financial statements have been derived from the consolidated financial statements and accounting records of SunEdison and include allocations for direct costs and indirect costs attributable to the operations of the semiconductor materials business of SunEdison. SunEdison Semiconductor has presented the audited combined financial statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011. These combined financial statements and related notes to the combined financial statements, including prior year financial information, are presented on a consistent basis for all periods presented.

SunEdison maintains a number of stock-based compensation and benefit programs at a corporate level. Our employees participate in those programs and as such, we were allocated expenses associated with those programs. Our combined balance sheets do not include any Parent outstanding equity related to the stock-based compensation programs. Since substantially all of the Parent pension and other post-employment benefit plans relate solely to us, our combined balance sheets include net benefit plan obligations related to those plans and those benefit plans in certain foreign locations that are our direct obligation. See Note 7 and 9 for further description of these stock-based compensation and benefit programs.

We generate a portion of our net sales from sales to SunEdison subsidiaries. These sales are reflected in a separate line item in our combined statements of operations, net sales to affiliates. Normal operating activities with affiliates are reflected as amounts due from affiliates and amounts due to affiliates within operating activities in the combined cash flow statements. Cash transferred to and from SunEdison has been recorded as notes receivable, affiliate and long-term debt, affiliate on the combined balance sheets and notes receivable from affiliates and borrowings from affiliates in the combined cash flow statements. The combined balance sheets do not separately present certain of the Parent’s assets or liabilities where management deemed it inappropriate due to the underlying nature of those assets and liabilities. The Parent performs financing, cash management, treasury and other services for us on a centralized basis. These amounts have been accounted for through the net Parent investment account because it is not practicable to specifically identify the portion of cash related to those activities (see below). All changes in the net Parent investment account in the combined balance sheets have been considered cash receipts and payments for purposes of the combined cash flow statements and are reflected in financing activities. See Note 13 for further description of related party transactions.

Earnings per share data has not been presented in the combined financial statements because we do not operate as a separate legal entity with our own capital structure.

Our combined financial statements include expenses of SunEdison that were allocated to us for certain functions, including general corporate expenses related to communications, corporate administration, finance, legal, information technology, human resources, compliance, employee benefits and incentives, operations, research and development and stock compensation. These expenses were allocated in our historical results of operations on the basis of direct usage, where identifiable, with the remainder primarily allocated on the basis of revenue or other related sales metrics, headcount or number of our manufacturing plants. We consider the expense allocation methodology and results to be reasonable for all periods presented. However, these allocations may not necessarily be indicative of the actual expenses we would have incurred as an independent publicly traded company during the periods prior to this Offering or of the costs we will incur in the future.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

In preparing our combined financial statements, we use estimates and assumptions that may affect reported amounts and disclosures. Estimates are used when accounting for depreciation, amortization, leases, inventory valuation, accrued liabilities including restructuring, warranties, employee benefits, derivatives, stock-based compensation, income taxes and asset recoverability, including allowances, among others. These estimates and assumptions are based on current facts, historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue, costs and expenses that are not readily apparent from other sources. To the extent there are material differences between the estimates and actual results, our future results of operations would be affected.

Principles of Combination

We record noncontrolling interests for non-wholly owned subsidiaries included in our combined financial statements. As of December 31, 2013 and 2012, our total noncontrolling interest on the combined balance sheet was $44.2 million and $38.9 million, respectively. All significant intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents

Cash and cash equivalents consist of all cash balances, highly liquid commercial paper, time deposits and money market funds with original maturity periods of three months or less when purchased.

Allowance for Doubtful Accounts

We establish an allowance for doubtful accounts to adjust our receivables to amounts considered to be ultimately collectible. Our allowance is based on a variety of factors, including the length of time receivables are past due, significant one-time events, the financial health of our customers and historical experience. The balance of our allowance for doubtful accounts were $4.1 million and $3.8 million as of December 31, 2013 and 2012, respectively.

The activity in the allowance for doubtful accounts is summarized as follows:	December 31, 2013	December 31, 2012

Balance, beginning of year	$3.8	$4.2
(Benefit) provision	0.3	(0.4)
Write-offs, credits and adjustments	—	—

Balance, end of the period	$4.1	$3.8

Inventories

Inventories consist of raw materials, labor and manufacturing overhead and are valued at the lower of cost or market. Fixed overheads are allocated to the costs of conversion based on the normal capacity of our production facilities. Unallocated overheads during periods of abnormally low production levels are recognized as cost of goods sold in the period in which they are incurred. Raw materials and supplies are generally stated at weighted-average cost and goods in process and finished goods inventories are stated at standard cost as adjusted for variances, which approximate weighted-average actual cost. The valuation of inventory requires us to estimate excess and slow moving inventory. The determination of the value of excess and slow moving inventory is based upon assumptions of future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Property, Plant and Equipment

We record property, plant and equipment at cost and depreciate it on a straight line basis evenly over the assets’ estimated useful lives as follows:

Years
Software	3-10
Buildings and improvements	2-50
Machinery and equipment	1-30

Expenditures for repairs and maintenance are charged to expense as incurred. Additions and betterments are capitalized. The cost and related accumulated depreciation on property, plant and equipment sold or otherwise disposed of are removed from the capital accounts and any gain or loss is reported in current-year operations. Leasehold improvements are depreciated over the shorter of the estimated useful life of the asset or the remaining lease term, including renewal periods considered reasonably assured of execution.

Depreciation expense for the years ended December 31, 2013, 2012 and 2011 was $119.6 million, $118.7 million and $144.3 million, respectively.

Impairment of Property, Plant and Equipment

We periodically assess long-lived assets/asset groups for impairment when conditions indicate a possible loss. Reviews are performed to determine whether the carrying value of an asset is impaired, based on comparisons to undiscounted expected future cash flows. If this comparison indicates that there is impairment, the asset is written down to its estimated fair value, which is typically calculated using: (i) quoted market prices, including appraisals or (ii) discounted expected future cash flows utilizing an appropriate discount rate. Impairment is based on the excess of the carrying amount over the fair value of those assets. We recorded asset impairment charges in 2013, 2012 and 2011. See Notes 3 and 5 for additional discussion on the impairment charges on long-lived assets.

Operating Leases

We enter into lease agreements for a variety of business purposes, including office and manufacturing space, office and manufacturing equipment and computer equipment. A portion of these are noncancellable operating leases. See Note 11 for our operating lease obligations.

Revenue Recognition

Revenue is recognized for wafer and other product sales when title transfers, the risks and rewards of ownership have been transferred to the customer, the fee is fixed or determinable and collection of the related receivable is reasonably assured, which is generally at the time of shipment for non-consignment orders. In the case of consignment orders, title passes when the customer pulls the product from the assigned storage facility or, if the customer does not pull the product within a contractually stated period of time (generally 60–90 days), at the end of that period, or when the customer otherwise agrees to take title to the product. Our wafers are generally made to customer specifications, and we conduct rigorous quality control and testing procedures to ensure that the finished wafers meet the customer’s specifications before the product is shipped. We consider international shipping term definitions in our determination of when title passes.

Derivative Financial Instruments and Hedging Activities

To mitigate financial market risks of fluctuations in foreign currency exchange rates, we utilize currency forward contracts. We do not use derivative financial instruments for speculative or trading purposes. All derivative instruments are recorded on the combined balance sheet at fair value. We have not designated any derivatives as hedge accounting. Derivatives not designated as hedge accounting and used to hedge foreign currency-denominated balance sheet items are reported directly in earnings along with offsetting transaction gains and losses on the items being hedged. See Note 10.

Translation of Foreign Currencies

We determine the functional currency of each subsidiary based on a number of factors, including the predominant currency for the subsidiary’s sales and expenditures and the subsidiary’s borrowings. When a subsidiary’s local currency is considered its functional currency, we translate its financial statements to U.S. dollars as follows:

•	Assets and liabilities using exchange rates in effect at the balance sheet date; and

•	Statement of operations accounts at average exchange rates for the period.

Adjustments from the translation process are presented in accumulated other comprehensive (loss) income in equity.

Income Taxes

SunEdison files consolidated income tax returns that include us. For purposes of these combined financial statements, our taxes are computed and reported using a “separate return” method, or as though we filed a separate return for jurisdictions in which its operations are included in consolidated returns filed by SunEdison. We also record income taxes for jurisdictions in which any of our consolidated subsidiaries files separate returns. Income taxes as presented herein allocate current and deferred income taxes of SunEdison to us in a manner that is systematic, rational and consistent with the asset and liability method in accordance with FASB Accounting Standards Codification 740 (“ASC 740”), Accounting for Income Taxes. The sum of the amounts allocated to the carve-out tax provisions may not equal the historical consolidated provision. Under the separate return method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in operations in the period that includes the enactment date. Valuation allowances are established when management determines that it is more likely than not that some portion, or all of the deferred tax asset, will not be realized. The financial effect of changes in tax laws or rates is accounted for in the period of enactment.

Deferred income taxes arise primarily because of differences in the bases of assets or liabilities between financial accounting and tax accounting which are known as temporary differences. We record the tax effect of these temporary differences as deferred tax assets (generally items that can be used as a tax deduction or credit in future periods) and deferred tax liabilities (generally items for which we receive a tax deduction, but have not yet been recorded in the combined statement of operations). We regularly review our deferred tax assets for realizability, taking into consideration all available evidence, both positive and negative, including historical pre-tax and taxable income (losses), projected future pre-tax and taxable income (losses) and the expected timing of the reversals of existing temporary differences. In arriving at these judgments, the weight given to the potential effect of all positive and negative evidence is commensurate with the extent to which it can be objectively verified.

We believe our tax positions are in compliance with applicable tax laws and regulations. Tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon ultimate settlement. Unrecognized tax benefits are tax benefits claimed in our tax returns that do not meet these recognition and measurement standards. Uncertain tax benefits, including accrued interest and penalties, are included as a component of other long-term liabilities because we do not anticipate that settlement of the liabilities will require payment of cash within the next 12 months. The accrual of interest begins in the first reporting period that interest would begin to accrue under the applicable tax law. Penalties, when applicable, are accrued in the financial reporting period in which the uncertain tax position is taken on a tax return. We recognize interest and penalties related to uncertain tax positions in income tax expense, which is consistent with our historical policy. We believe that our accrued income tax liabilities, including related interest, are adequate in relation to the potential for additional tax assessments. There is a risk, however, that the amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in our income tax expense and, therefore, could have a material impact on our tax provision, net (loss) income and cash flows. We review our accrued tax liabilities quarterly, and we may adjust such liabilities due to proposed assessments by tax authorities, changes in facts and circumstances, issuance of new regulations or new case law, negotiations between tax authorities of different countries concerning our transfer prices between our subsidiaries, the resolution of entire audits, or the expiration of statutes of limitations. Adjustments are most likely to occur in the year during which major audits are closed.

We will be domiciled in Singapore. We plan foreign remittance amounts based on projected cash flow needs as well as the working capital and long-term investment requirements of our worldwide subsidiaries and operations. Following the completion of this offering, we expect that cash generated from our Singapore operations and borrowings under our new senior secured term loan, together with borrowings under our new senior secured revolving credit facility as needed, will provide sufficient liquidity to fund our Singapore operations. Management has concluded that the undistributed earnings of all subsidiaries are not expected to be remitted to Singapore in the foreseeable future. For the years ended December 31, 2012 and 2011, management reviewed its policy for repatriation of all our subsidiaries in view of the restructuring announcement made in December 2011 and determined that the undistributed earnings of all our foreign subsidiaries were not expected to be remitted to the United States in the foreseeable future.

We have made our best estimates of certain income tax amounts included in the combined financial statements. Application of our accounting policies and estimates, however, involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. In arriving at our estimates, factors we consider include how accurate the estimate or assumptions have been in the past, how much the estimate or assumptions have changed and how reasonably likely such change may have a material impact.

Stock-Based Compensation

Our combined financial statements include certain expenses of SunEdison that were allocated to us for stock-based compensation. Stock-based compensation expense for all share-based payment awards is based on the estimated grant-date fair value. These compensation costs are recognized net of an estimated forfeiture rate for only those shares expected to vest on a straight-line basis over the requisite service period of the award, which is generally the option vesting term. For ratable awards, compensation costs are recognized for all grants on a straight-line basis over the requisite service period of the entire award. Forfeiture rates are estimated taking into consideration of our historical experience during the preceding four fiscal years.

The assumptions used are routinely examined in estimating the fair value of employee options granted. As part of this assessment, it was determined that the historical stock price volatility and historical pattern of option exercises are appropriate indicators of expected volatility and expected term. The interest rate is determined based on the implied yield currently available on U.S. Treasury zero-coupon issues with a remaining term equal to the expected term of the award. The Black-Scholes option-pricing model is used to estimate the fair value of ratable and cliff vesting options. For market condition awards, the grant date fair value was calculated for these awards using a probabilistic approach under a Monte Carlo simulation taking into consideration volatility, interest rates and expected term.

Contingencies

We are involved in conditions, situations or circumstances in the ordinary course of business with possible gain or loss contingencies that will ultimately be resolved when one or more future events occur or fail to occur. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, that amount will be accrued. When no amount within the range is a better estimate than any other amount, however, the minimum amount in the range will be accrued. We continually evaluate uncertainties associated with loss contingencies and record a charge equal to at least the minimum estimated liability for a loss contingency when both of the following conditions are met: (i) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements; and (ii) the loss or range of loss can be reasonably estimated. Legal costs are expensed when incurred. Gain contingencies are not recorded until realized or realizable.

Shipping and Handling

Costs to ship products to customers are included in marketing and administration expense in the combined statement of operations. Amounts billed to customers, if any, to cover shipping and handling are included in net sales. Costs to ship products to customers were $18.2 million, $23.4 million and $21.8 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Fair Value Measurements

Fair value accounting guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability, and are based on market data obtained from sources independent of us. Unobservable inputs reflect assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

•	Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that we have the ability to access. Valuation adjustments and block discounts are not applied to

Level 1 instruments. Because valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.

•	Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. Valuations for Level 2 are prepared on an individual instrument basis using data obtained from recent transactions for identical securities in inactive markets or pricing data from similar instruments in active and inactive markets.

•	Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

We maintain various financial instruments recorded at cost in the December 31, 2013 and 2012 balance sheets that are not required to be recorded at fair value. For these instruments, we used the following methods and assumptions to estimate the fair value:

•	Cash equivalents, restricted cash, accounts receivable and payable, customer deposits, income taxes receivable and payable, short-term borrowings, and accrued liabilities—cost approximate fair value because of the short maturity period; and

•	Long-term debt—fair value is based on the amount of future cash flows associated with each debt instrument discounted at our current estimated borrowing rate for similar debt instruments of comparable terms.

There were no transfers into or out of Level 1, Level 2 or Level 3 financial instruments during the periods ended December 31, 2013 and 2012. See Note 6 for debt fair value disclosure, see Note 9 for pension and other post-employment benefit plan asset fair value disclosures and see Note 10 for derivative fair value disclosures.

Accounting Standards Updates

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2013-02 (“ASU2013-02”), Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (AOCI), to provide guidance about AOCI disclosure requirements. ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in financial statements; however, it does require an entity to provide information about the amounts reclassified out of AOCI by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. This standard was adopted on January 1, 2013.

In June 2011, the FASB issued Accounting Standards Update 2011-05 (“ASU 2011-05”), Comprehensive Income (Topic 220): Presentation of Comprehensive Income. ASU 2011-05 allows an entity to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in equity. While the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income under current accounting guidance. This standard was retrospectively adopted on January 1, 2012.

3. RESTRUCTURING, IMPAIRMENT AND OTHER CHARGES

2011 Global Plan

During the second half of 2011, the semiconductor industry experienced a downturn. In December 2011, in order to better align our business to current and expected market conditions in the semiconductor market, as well as to improve our overall cost competitiveness and cash flows, we committed to a series of actions to reduce our global workforce, right size production capacity and accelerate operating cost reductions in 2012 and beyond (the “2011 Global Plan”). These actions included:

•	Reducing total workforce by approximately 500 persons worldwide, representing approximately 11% of our employees;
•	Shuttering our Merano, Italy polysilicon facility as of December 31, 2011;

As a result of adverse market conditions and asset recoverability tests, we incurred charges associated with restructuring, impairment of long-lived assets and write-downs of inventory. The following is a summary of the charges recorded during the fourth quarter of December 31, 2011:

In millions
Type of Charge	Amount	Statement of Operations Classification

Restructuring	$281.9	Restructuring

Long-lived asset impairment (see Note 5)	$234.7	Long-lived asset impairment

Inventory adjustments and other (see Note 4)	$22.4	Cost of goods sold

In the fourth quarter of 2011, restructuring charges consisted of $54.5 million of severance and other one-time benefits for employees terminated under the 2011 Global Plan, $182.9 million of estimated liabilities accrued as a result of us canceling or not being able to fulfill the entire purchase obligation for certain supplier contracts and $44.5 million of other related charges. Total cash payments made under the 2011 Global Plan during the year ended December 31, 2011 were $3.4 million. See the following tables below for cash payments made during the years ended December 31, 2012 and 2013, respectively. For additional discussion on the charges associated with the impairment of long-lived assets and write-downs of inventory, see the respective footnotes noted in the above table.

In addition, during June 2011, we committed to actions to reduce overall manufacturing costs across our global sites, as well as to realign certain general and administrative expenses due to industry and customer specific developments. These actions included relocation of certain operations and reductions in headcount. During the year ended December 31, 2011, we recorded restructuring charges of $5.1 million for severance and other related employee benefits associated with these actions. Cash payments of $4.9 million were made during 2011 that were also related to these actions.

Details of the 2012 expenses, cash payments and expected costs incurred related to the 2011 Global Plan are set out in the following table:

						As of December 31, 2012
In millions	Accrued January 1, 2012	Year-to-date Restructuring Charges (Reversals)	Cash Payments	Currency	Accrued December 31, 2012	Cumulative Costs Incurred	Total Costs Expected to be Incurred
2011 Global Plan
Severance and employee benefits	$54.5	$(6.4)	$(17.4)	$0.3	$31.0	$48.1	$48.1
Contract termination	178.3	(76.4)	(33.2)	0.8	69.5	106.5	106.5
Other	48.1	(5.1)	(6.7)	0.7	37.0	39.4	39.4

Total	$280.9	$(87.9)	$(57.3)	$1.8	$137.5	$194.0	$194.0

On September 4, 2012, we executed two settlement agreements with Evonik Industries AG and Evonik Degussa SpA (“Evonik”), one of our suppliers, to settle disputes arising from our early termination of two take-or-pay supply agreements. One of the original supply agreements also included a provision for the construction and operation of a chlorosilanes plant located on our existing Merano, Italy polysilicon facility for our benefit. Pursuant to the settlement reached, we forfeited a deposit of $10.2 million and agreed to pay Evonik a total of 70.0 million Euro, of which 25.0 million Euro was paid in 2012 and 45.0 million Euro was paid in 2013. As a result of this restructuring related settlement, a favorable adjustment to our 2011 Global Plan liabilities was made in the third quarter of 2012 resulting in $65.8 million of income within restructuring charges (reversals) on the combined statement of operations. Additionally, on December 30, 2012 as part of the settlement with Evonik, we obtained title to the related chlorosilanes plant, which resulted of a $31.7 million gain on the combined statement of operations in the fourth quarter of 2012. The fair value of the chlorosilanes plant was calculated based on a discounted cash flow model using management’s assumptions (Level 3).

As a result of shuttering our Merano, Italy polysilicon facility, we entered into a letter of agreement on December 14, 2012 with a subsidiary of SunEdison pertaining to a polysilicon supply agreement. The letter agreement required the subsidiary of SunEdison to reimburse the Company 57.9 million Euro related to damages paid to suppliers and lost profits. As a result of this letter of agreement, approximately $75.7 million of income was recorded within restructuring charges (reversals) on the combined statement of operations with an offset to accounts receivable, affiliate in the combined balance sheet in December 2012. The parties agreed to offset the accounts receivable, affiliate balance at December 31, 2012 of $75.7 million during 2013 by reducing the long-term loan from the SunEdison subsidiary by 40 million Euro and reducing accounts payable, affiliate by 17.9 million Euro. Similarly, in December 2011, a debit memo was issued for approximately $10.5 million, resulting in income within restructuring charges (reversals) on the combined statement of operations. In addition, the Company retained a deposit of 24 million Euro for each of the periods ended December 31, 2013, 2012 and 2011 related to the polysilicon supply agreement, which is included within the accounts payable, affiliate line in the combined balance sheet. In September 2013, similar to the 2012 agreement, the SunEdison subsidiary agreed with the Company to reimburse damages paid to suppliers and lost profits for 2013. For the year ended December 31, 2013, the Company recorded approximately $62.9 million of income within restructuring charges (reversals) on the combined statement of operations with an offset to accounts receivable, affiliate in the combined balance sheet.

Details of the 2013 expenses, cash payments and expected costs incurred related to the 2011 Global Plan are set out in the following table:

							As of December 31, 2013
In millions	Accrued January 1, 2013	Year-to-date Restructuring Charges (Reversals)	Cash Payments	Non-Cash Settlements	Currency	Accrued December 31 2013	Cumulative Costs Incurred	Total Costs Expected to be Incurred
2011 Global Plan
Severance and employee benefits	$31.0	$(11.5)	$(0.7)	$—	$2.2	$21.0	$36.6	$36.6
Contract termination	69.5	—	(59.4)	—	0.4	10.5	106.5	106.5
Other	37.0	(1.5)	(4.8)	(7.6)	1.1	24.2	37.9	37.9

Total	$137.5	$(13.0)	$(64.9)	$(7.6)	$3.7	$55.7	$181.0	$181.0

During the year ended December 31, 2013, $75.9 million of income was recorded within restructuring charges (reversals) in the combined statement of operations pertaining to the 2011 Global Plan, which primarily consisted of the $62.9 million previously discussed. The remaining income recorded within restructuring charges (reversals) relates to net reversals of costs due to settlements of certain obligations and changes in estimates pertaining to severance, offset by immaterial expenses related to various restructuring activities.

In the fourth quarter of 2013, management concluded an analysis as to whether to restart the Merano, Italy polysilicon facility and determined that, based on recent developments and current market conditions, restarting the facility was not aligned with our business strategy. Accordingly, we have decided to indefinitely close that facility and the related chlorosilanes facility obtained from Evonik. As a result, in the fourth quarter of 2013, we recorded approximately $33.6 million of non-cash impairment charges to write down these assets to their current estimated salvage value.

2009 Restructuring Plan

In order to better align manufacturing capabilities to projected demand, we committed to workforce reductions during the first and second quarters of 2009 (the “2009 Global Plan”). In September 2009, we committed to actions to reduce manufacturing costs by shifting manufacturing from our St. Peters, Missouri and Sherman, Texas facilities to other locations which are closer to a number of our customers in the Asia Pacific region (the “2009 U.S. Plan”). We have provided and paid severance benefits to those terminated under the 2009 Global Plan and will provide severance benefits to those employees who have been or will be terminated under the 2009 U.S. Plan.

Details of 2013 expenses related to the 2009 U.S. and Global Plans are set out in the following table:

					As of December 31, 2013
In millions	Accrued January 1, 2013	Year-to-Date Restructuring Charges (Reversals)	Cash Payments	Accrued December 31, 2013	Cumulative Costs Incurred	Total Costs Expected to be Incurred
2009 U.S. and Global Plans
Severance and other employee benefits	$2.7	$0.9	$(3.0)	$0.6	$16.4	$16.4
Asset move costs	—	—	—	—	8.5	8.8
Contract termination	—	—	—	—	2.9	2.9
Infrastructure costs	—	—	—	—	4.3	4.3

Total	$2.7	$0.9	$(3.0)	$0.6	$32.1	$32.4

Details of 2012 expenses related to the 2009 U.S. and Global Plans are set out in the following table:

	Accrued January 1, 2012	Year-to-Date Restructuring Charges (Reversals)	Cash Payments	Accrued December 31, 2012	As of December 31, 2012
					Cumulative Costs Incurred	Total Costs Expected to be Incurred
In millions
2009 U.S. and Global Plans
Severance and other employee benefits	$12.6	$(2.5)	$(7.4)	$2.7	$15.5	$15.5
Asset move costs	—	—	—	—	8.5	8.8
Contract termination	2.9	—	(2.9)	—	2.9	2.9
Infrastructure costs	—	4.3	(4.3)	—	4.3	4.3

Total	$15.5	$1.8	$(14.6)	$2.7	$31.2	$31.5

Details of 2011 expenses related to the 2009 U.S. and Global Plans are set out in the following table:

	Accrued January 1, 2011	Year-to-Date Restructuring Charges (Reversals)	Cash Payments	Accrued December 31, 2011	As of December 31, 2011
					Cumulative Costs Incurred	Total Costs Expected to be Incurred
In millions
2009 U.S. and Global Plans
Severance and other employee benefits	$16.2	$(0.2)	$(3.4)	$12.6	$18.0	$18.8
Asset move costs	—	5.3	(5.3)	—	8.5	20.3
Contract termination	—	2.9	—	2.9	2.9	2.9
Infrastructure costs	—	—	—	—	—	4.0

Total	$16.2	$8.0	$(8.7)	$15.5	$29.4	$46.0

4. INVENTORIES

Inventories consist of the following:

	As of December 31,
	2013	2012
In millions
Raw materials and supplies	$37.5	$35.3
Goods in process	48.1	43.6
Finished goods	42.5	51.6

Total inventories	$128.1	$130.5

Included in the table above as of December 31, 2013, was $22.9 million of finished goods inventory held on consignment, compared to $27.7 million as of December 31, 2012.

Due to adverse market conditions and the shuttering of our Merano, Italy polysilicon facility, we recorded lower of cost or market charges on our raw materials and supplies inventory of $8.6 million for the year ended December 31, 2011. Lower of cost or market charges were $2.4 million for the year ended December 31, 2013 and immaterial for the year ended December 31, 2012.

Due to the earthquake and tsunami in Japan on March 11, 2011, wafer production in our semiconductor wafer plant in Japan was suspended from that time through April 12, 2011. Due to the unplanned downtime, we recorded a total of $14.9 million of adjustments to cost of goods sold during the year ended December 31, 2011 as period charges for the under absorption of production costs. We recorded no similar adjustments for the years ended December 31, 2013 and 2012.

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

	As of December 31,

	2013	2012
In millions
Land	$5.9	$6.1
Software	26.7	17.2
Buildings and improvements	245.8	238.5
Machinery and equipment	1,206.9	1,149.0

	1,485.3	1,410.8
Less accumulated depreciation	(811.0)	(729.4)

	674.3	681.4
Construction in progress	50.6	108.5

Total property, plant and equipment, net	$724.9	$789.9

We recorded asset impairment charges of $34.8 million for the year ended December 31, 2013, of which $33.6 million relates to the assets at our Merano, Italy polysilicon and chlorosilanes facilities to write down these assets to their current estimated salvage value, which was based primarily on an appraisal. For the year ended December 31, 2012, we recorded asset impairment charges of $1.5 million primarily related to software. These charges are reflected in long-lived asset impairment charges in our combined statements of operations.

Due to the downturn in market conditions, we performed an asset impairment analysis of the polysilicon production assets at our shuttered Merano, Italy polysilicon facility. As a result of this analysis, the polysilicon manufacturing assets at our shuttered Merano, Italy polysilicon facility were determined to be impaired as of December 31, 2011 and written down to its net realizable salvage value, which was based primarily on an appraisal. We recognized asset impairment charges of $225.7 million during the year ended December 31, 2011, which were recorded in the long-lived asset impairment charges in our combined statement of operations.

6. DEBT

Debt outstanding consists of the following:

	As of December 31, 2013			As of December 31, 2012

	Total Principal	Current and Short-Term	Long-Term	Total Principal	Current and Short-Term	Long-Term
In millions
Long-term notes	$10.4	$2.8	$7.6	$16.0	$3.4	$12.6

Long-term notes totaling $10.4 million and $16.0 million as of December 31, 2013 and 2012, respectively, are owed to a bank by our Japanese subsidiary. The notes are guaranteed by our Parent and are secured by the property, plant and equipment of our Japanese subsidiary. These loans mature in years ranging from 2014 to 2017. The guarantees require our Parent to satisfy the loan obligations in the event that the Japanese subsidiary fails to pay such debt in accordance with its stated terms. The cost of borrowing is a fixed 2.2% interest rate and the notes mature in 2017. There are no debt covenants related to this loan. For information on intercompany borrowings, see Note 13.

The estimated fair value of our debt was $9.8 million and $15.0 million as of December 31, 2013 and 2012, respectively. Fair value of this debt is calculated using a discounted cash flow model (Level 2 assumptions) with consideration for our non-performance risk (Level 3 assumptions).

Maturities

The aggregate amounts of payments on long-term debt, excluding affiliate debt, after December 31, 2013 are as follows:

	2014	2015	2016	2017	2018	Thereafter	Total
In millions
Maturities of long-term debt	$2.8	$—	$—	$7.6	$—	$—	$10.4

7. STOCK-BASED COMPENSATION

Our Participation in Parent’s Incentive Plans

SunEdison maintains a number of stock-based compensation programs at a corporate level. Our employees participate in those programs and as such, we were allocated expenses associated with those programs based on the actual number of stock-based compensation awards granted to our employees. Our combined balance sheets do not include any Parent outstanding equity related to the stock-based compensation programs.

Our Parent has equity incentive plans that provide for the award of non-qualified stock options, restricted stock, performance shares and restricted stock units (“RSU”) to employees, non-employee directors and consultants. We historically have participated in these equity incentive plans and have provided disclosures for these awards allocated to us. As of December 31, 2013, there were 5.3 million shares authorized for future grant under these plans from the Parent. Options to employees are generally granted upon hire and annually or semi-annually, usually with four-year ratable vesting, although certain grants have three, four or five-year cliff vesting. No option has a term of more than 10 years. The exercise price of stock options granted has historically equaled the market price on the date of the grant.

The following table presents information regarding outstanding stock options as of December 31, 2013 and changes during the year then ended with regard to stock options allocated to us:

	Shares	Weighted- Average Exercise Price	Aggregate Intrinsic Value (in millions)	Weighted-Average Remaining Contractual Life (years)
Beginning of 2013	4,517,063	$4.84
Granted	1,907,483	7.36
Exercised	(188,951)	3.49
Forfeited	(777,912)	3.66
Expired	(82,877)	15.56

December 31, 2013	5,374,806	$5.78	$41.7	8

Options exercisable at December 31, 2013	883,933	$10.14	$5.2	6

The aggregate intrinsic value in the tables above represents the total pre-tax intrinsic value (the difference between SunEdison’s closing stock price on the last trading day of the year ended December 31, 2013 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2013. This amount changes based on the fair market value of SunEdison’s stock. There were no material amounts of option exercises and related cash receipts or tax benefits realized for the years ended December 31, 2013 and 2012.

At our Parent’s May 25, 2012 annual meeting of stockholders, stockholders approved amendments to the equity incentive plans to permit a one-time stock option exchange program pursuant to which certain employees, excluding directors and executive officers, would be permitted to surrender for cancellation certain outstanding stock options with an exercise price substantially greater than the then current trading price in exchange for fewer stock options at a lower exercise price. The option exchange program commenced on July 17, 2012 and closed on August 17, 2012. The number of new stock options replacing surrendered eligible options was determined by an exchange ratio dependent on the exercise price of the original options and constructed to result in the new option value being approximately equal to the value of surrendered options. The program was designed to cause us to incur minimal incremental stock-based compensation expense in future periods. The option exchange resulted in the cancellation of old options and the issuance of new options with an award date of August 20, 2012 and a new exercise price of $2.77 per share. The cancelled options are reflected in the rollforward above as either forfeited or expired, depending on whether or not the old options were vested or not. New options issued in the exchange will vest over a two or three year period depending on whether the surrendered options were fully or partially vested. The cost associated with the awards created under the stock option exchange will be recognized on a straight line basis over the two or three year vesting period. The compensation cost of the original awards will continue to be expensed under the original vesting schedule.

During the third quarter of 2012, the Parent granted options with a 10-year contractual term to select employees, including senior executives, excluding the Parent’s chief executive officer. The options will vest in three tranches one year after the Parent company stock achieves the following three price hurdles for 30 consecutive calendar days: $7.00, $10.00 and $15.00. If the individual price hurdles are not met within five years of the grant date, the options tied to that individual price hurdle will be cancelled. The compensation cost associated with these awards will be expensed on a straight line basis over the service period of each separately identified tranche. The grant date fair value was calculated for these awards using a probabilistic approach under a Monte Carlo simulation taking into consideration volatility, interest rates and expected term. Because the vesting of these awards is based on stock price performance (i.e., a market condition), it is classified as an equity award. Two of the three market price hurdles were met during 2013 and therefore the options tied to those hurdles will vest in 2014. The third price hurdle was not met during 2013.

The weighted-average assumptions are as follows:

	2013	2012	2011
Risk-free interest rate	0.8%	0.8%	1.7%
Expected stock price volatility	63.6%	67.6%	65.8%
Expected term until exercise (years)	4	4	4
Expected dividends	—%	—%	—%

The weighted-average grant-date fair value per share of options granted was $3.49, $1.05 and $5.81 for the years ended December 31, 2013, 2012 and 2011, respectively. As of December 31, 2013, $8.9 million of total unrecognized compensation cost related to stock options is expected to be recognized over a weighted-average period of 3 years.

Restricted stock units represent the right to receive a share of our Parent’s stock at a designated time in the future, provided the stock unit is vested at the time. Recipients of restricted stock units do not pay any cash consideration for the restricted stock units or the underlying shares, and do not have the right to vote or have any other rights of a stockholder until such time as the underlying shares of stock are distributed. Restricted stock units granted to non-employee directors generally vest over a two-year period from the grant date. Restricted stock units granted to employees usually have three-, four- or five-year cliff vesting, or four-year ratable vesting, and certain grants are subject to performance conditions established at the time of grant.

The following table presents information regarding outstanding restricted stock units allocated to us as of December 31, 2013 and changes during the year then ended:

	Restricted Stock Units	Aggregate Intrinsic Value (in millions)	Weighted- Average Remaining Contractual Life (years)
Beginning of 2013	1,390,360
Granted	611,260
Converted	(359,994)
Forfeited	(101,455)

December 31, 2013	1,540,171	$20.1	2

As of December 31, 2013, there were no restricted stock units which were convertible. As of December 31, 2013, $6.2 million of total unrecognized compensation cost related to restricted stock units was expected to be recognized over a weighted-average period of approximately 2 years. The weighted-average fair value of restricted stock units on the date of grant was $9.04, $3.53 and $11.37 for the years ended December 31, 2013, 2012 and 2011, respectively.

The amount of stock-based compensation cost capitalized into inventory and fixed assets was not material for the years ended December 31, 2013, 2012 and 2011. Further, the recognition of excess tax benefits from share-based payment arrangements was not material for the years ended December 31, 2013, 2012 and 2011.

Stock-based compensation expense recorded for the years ended December 31, 2013, 2012 and 2011 was allocated as follows:

	For the Year Ended December 31,
	2013	2012	2011

In millions
Cost of goods sold	$4.4	$4.8	$4.2
Marketing and administration	7.4	6.2	13.4
Research and development	2.1	2.0	2.9

Stock-based employee compensation	$13.9	$13.0	$20.5

8. ACCUMULATED OTHER COMPREHENSIVE LOSS

Comprehensive income (loss) represents a measure of all changes in equity that result from recognized transactions and other economic events other than transactions with owners in their capacity as owners. Other comprehensive income (loss) from the company includes foreign currency translations, gains / (losses) on available-for-sale securities and pension adjustments.

The following table presents the changes in each component of accumulated other comprehensive loss, net of tax:

In millions	Foreign Currency Items (1)	Available-for-sale Securities	Pension Plans	Accumulated Other Comprehensive Loss
Balance, December 31, 2010	$(13.2)	$0.2	$(39.1)	$(52.1)
Other comprehensive (loss) income before reclassifications	2.6	—	(32.7)	(30.1)
Amounts reclassified from accumulated other comprehensive loss (2)	—	—	5.9	5.9

Net current period other comprehensive (loss) income	2.6	—	(26.8)	(24.2)

Balance, December 31, 2011	$(10.6)	$0.2	$(65.9)	$(76.3)

Other comprehensive loss before reclassifications	(17.5)	—	(4.3)	(21.8)
Amounts reclassified from accumulated other comprehensive loss (2)	—	—	2.9	2.9

Net current period other comprehensive loss	(17.5)	—	(1.4)	(18.9)

Balance, December 31, 2012	$(28.1)	$0.2	$(67.3)	$(95.2)

Other comprehensive (loss) income before reclassifications	(48.2)	(0.2)	31.3	(17.1)
Amounts reclassified from accumulated other comprehensive loss (2)	—	—	2.1	2.1

Net current period other comprehensive (loss) income	(48.2)	(0.2)	33.4	(15.0)

Balance, December 31, 2013	$(76.3)	$—	$(33.9)	$(110.2)

(1) Excludes foreign currency adjustments as it relates to noncontrolling interests. See the combined statements of comprehensive (loss) income.

(2) These other comprehensive loss components are included in marketing and administrative expenses.

9. EMPLOYEE-RELATED LIABILITIES

SunEdison maintains a number of benefit programs at a corporate level. Our employees participate in those programs and as such, we were allocated expenses associated with those programs. Since substantially all of the Parent pension and other post-employment benefit plans relate solely to us, our combined balance sheets include net benefit plan obligations related to those plans and those benefit plans in certain foreign locations that are our direct obligation.

Pension and Other Post-Employment Benefit Plans

Prior to January 2, 2002, SunEdison’s defined benefit pension plan covered most U.S. employees. Benefits for this plan were based on years of service and qualifying compensation during the final years of employment. Effective January 2, 2002, our Parent amended the defined benefit plan to discontinue future benefit accruals for certain participants. In addition, effective January 2, 2002, no new participants will be added to the plan. Effective January 1, 2012, the accumulation of new benefits for all participants under this defined benefit pension plan was frozen. This change did not have a material impact on the Company’s combined financial statements because the plan was frozen to new participants in 2002 and combined with turnover, the level of active participants was not significant.

We also sponsor defined benefit pension plans for our eligible employees in Japan and Taiwan.

Our Parent also has a non-qualified plan under the Employee Retirement Income Security Act of 1974. This plan provides benefits in addition to the defined benefit plan. Eligibility for participation in this plan requires coverage under the defined benefit plan and other specific circumstances. The non-qualified plan has also been amended to discontinue future benefit accruals.

Prior to January 1, 2002, our Parent’s health care plan provided post-retirement medical benefits to full-time U.S. employees who met minimum age and service requirements. The plan is contributory, with retiree contributions adjusted annually, and contains other cost-sharing features such as deductibles and coinsurance. Effective January 1, 2002, our Parent amended the health care plan to discontinue eligibility for post-retirement medical benefits for certain participants. In addition, effective January 2, 2002, no new participants will be eligible for post-retirement medical benefits under the plan.

Effective January 1, 2012, the amortization period for the unamortized unrealized loss was changed to the remaining life expectancy of the plan participants, which was derived from an actuarial mortality table. This change was triggered since substantially all the plan participants are now inactive/retired. Prior to 2012, the amortization period was derived based on the average remaining service period of the active participants expected to receive benefits. This change has reduced the amortization expense related to the unrealized loss.

Net periodic post-retirement benefit cost (income) consists of the following:

	Pension Plans			Health Care and Other Plans
Year ended December 31,	2013	2012	2011	2013	2012	2011
In millions
Service cost	$1.0	$1.1	$2.9	$—	$—	$—
Interest cost	6.7	7.8	9.4	0.7	0.8	1.1
Expected return on plan assets	(13.7)	(13.8)	(15.4)	—	—	—
Amortization of prior service credit	—	—	—	(0.7)	(0.7)	(0.5)
Net actuarial loss (gain)	2.9	4.1	7.9	(0.1)	(0.5)	(1.5)
Settlement charges	—	6.7	—	—	—	—

Net periodic benefit cost (income)	$(3.1)	$5.9	$4.8	$(0.1)	$(0.4)	$(0.9)

In 2012, our Parent’s pension plans experienced significant lump sum payment activity related to the 2011 global reduction in workforce previously described in Note 3. This event triggered settlement accounting with both the U.S. and foreign plans because there were significant pension benefit obligations settled during 2012. Settlement accounting was not triggered in 2011 or 2013.

To determine pension and other post-retirement and post-employment benefit measurements for the plans, our Parent uses a measurement date of December 31. The following is a table of actuarial assumptions used to determine the net periodic benefit cost (income):

	Pension Plans			Health Care and Other Plans
Year ended December 31,	2013	2012	2011	2013	2012	2011
Weighted-average assumptions:
Discount rate	3.14%	3.65%	4.58%	3.38%	3.93%	5.09%
Expected return on plan assets	8.38%	8.34%	8.36%	NA	NA	NA
Rate of compensation increase	NA	NA	3.63%	3.75%	3.75%	3.75%
Current medical cost trend rate	NA	NA	NA	8.00%	8.00%	8.00%
Ultimate medical cost trend rate	NA	NA	NA	4.50%	5.00%	5.00%
Year the rate reaches ultimate trend rate	NA	NA	NA	2022	2018	2017

The following summarizes the change in benefit obligation, change in plan assets and funded status of the plans:

	Pension Plans		Health Care and Other Plans
Year ended December 31,	2013	2012	2013	2012
In millions
Change in benefit obligation:
Benefit obligation at beginning of year	$223.5	$227.2	$21.5	$20.1
Service cost	1.0	1.1	—	—
Interest cost	6.7	7.8	0.7	0.8
Plan participants’ contributions	—	—	0.4	0.5
Actuarial loss	(16.2)	17.8	(4.2)	2.3
Gross benefits paid	(15.0)	(8.7)	(1.3)	(2.2)
Settlements	—	(21.0)	—	—
Currency exchange gain	(3.0)	(0.7)	—	—

Benefit obligation at end of year	$197.0	$223.5	$17.1	$21.5

Change in plan assets:
Fair value of plan assets at beginning of year	$171.8	$176.0	$—	$—
Actual gain on plan assets	23.7	22.3	—	—
Employer contributions	0.8	0.6	0.9	1.7
Plan participants’ contributions	—	—	0.4	0.5
Settlements	—	(18.5)	—	—
Gross benefits paid	(15.0)	(8.7)	(1.3)	(2.2)
Currency exchange gain (loss)	(0.1)	0.1	—	—

Fair value of plan assets at end of year	$181.2	$171.8	$—	$—

Net amount recognized	$(15.8)	$(51.7)	$(17.1)	$(21.5)

Amounts recognized in statement of financial position:
Other assets, noncurrent	$18.4	$—	$—	$—
Accrued liabilities, current	(0.8)	(0.6)	(1.3)	(1.4)
Pension and post-employment liabilities, noncurrent	(33.4)	(51.1)	(15.8)	(20.1)

Net amount recognized	$(15.8)	$(51.7)	$(17.1)	$(21.5)

Amounts recognized in accumulated other comprehensive (loss) income (before tax):

	Pension Plans		Health Care and Other Plans
As of December 31,	2013	2012	2013	2012
In millions
Net actuarial loss (gain)	$57.1	$86.8	$(4.4)	$(0.3)
Prior service credit	—	—	(11.4)	(12.1)

Net amount recognized	$57.1	$86.8	$(15.8)	$(12.4)

The estimated amounts that will be amortized from accumulated other comprehensive loss into net periodic benefit cost (income) in 2014 are as follows:

	Pension Plans	Health Care and Other Plans
In millions
Actuarial loss	$1.9	$(1.1)
Prior service credit	—	(0.7)

Total	$1.9	$(1.8)

The following is a table of the actuarial assumptions used to determine the benefit obligations of our pension and other post-employment plans:

	Pension Plans		Health Care and Other Plans
As of December 31,	2013	2012	2013	2012
Weighted-average assumptions:
Discount rate	3.80%	3.14%	4.28%	3.37%
Rate of compensation increase	NA	NA	3.75%	3.75%

The composition of our Parent’s plans and age of our participants are such that, as of December 31, 2013 and 2012, the medical cost trend rate no longer has a significant effect on the valuation of our Parent’s health care plans.

The U.S. pension plan assets are invested primarily in marketable securities, including common stocks, bonds and interest-bearing deposits. The weighted-average allocation of pension benefit plan assets at year ended December 31 were as follows:

		Actual Allocation
Asset Category (Dollars in millions)	2013 Target Allocation	2013	2012
Cash	—%	2%	2%
Group annuity contract	—%	28%	31%
Equity securities	60%	59%	54%
Fixed income securities	40%	11%	13%

Total	100%	100%	100%

Judgment is required in evaluating both quantitative and qualitative factors in the determination of significance for purposes of fair value level classification. Valuation techniques used are generally required to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation techniques and inputs used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Mutual Funds

Mutual funds are valued at the closing price reported on the active market on which they are traded and are classified within Level 1 of the valuation hierarchy.

Group Annuity Contract

This investment represents a fully benefit-responsive guaranteed group annuity contract, with no maturity date. The group annuity contract is designed to provide safety of principal, liquidity and a competitive rate of return. The fair value of the group annuity contract is estimated to be the contract value, which represents contributions plus earnings, less participant withdrawals and administrative expenses. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the arrangement. The crediting interest rate is reset quarterly to prevailing market rates, and the pension plan can make withdrawals from the group annuity contract subject to certain provisions and restrictions. As of December 31, 2013 and 2012, these restrictions did not result in an impairment of value below contract value. This investment is considered to be cash for purposes of our portfolio target allocations.

While we believe the valuation methods are appropriate and consistent with other market participants’ methods, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level within the fair value hierarchy the investments held by pension plans at December 31, 2013. This table does not include $4.1 million in cash in accordance with the disclosure requirements of ASC 820.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equity mutual funds:
Large cap funds	$46.9	$—	$—	$46.9
Mid cap funds	13.7	—	—	13.7
Small cap funds	13.8	—	—	13.8
International funds	22.8	—	—	22.8
Emerging market funds	9.3	—	—	9.3
Fixed income funds:
Investment grade bond funds	6.9	—	—	6.9
Corporate bond funds	13.3	—	—	13.3
Group annuity contract	—	—	50.4	50.4

Total assets at fair value	$126.7	$—	$50.4	$177.1

The following table sets forth by Level within the fair value hierarchy the investments held by the pension plans at December 31, 2012. This table does not include the $3.3 million in cash in accordance with the disclosure requirements of ASC 820.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equity mutual funds:
Large cap funds	$38.5	$—	$—	$38.5
Mid cap funds	11.1	—	—	11.1
Small cap funds	11.0	—	—	11.0
International funds	22.0	—	—	22.0
Emerging market funds	10.3	—	—	10.3
Fixed income funds:
Investment grade bond funds	8.3	—	—	8.3
Corporate bond funds	13.6	—	—	13.6
Group annuity contract	—	—	53.7	53.7

Total assets at fair value	$114.8	$—	$53.7	$168.5

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2013 and 2012.

	Year Ended
	December 31, 2013	December 31, 2012
Balance, beginning of year	$53.7	$—
Purchases	0.2	54.9
Sales	(4.6)	(1.7)
Interest credit during the year	1.1	0.5

Balance, end of year	$50.4	$53.7

The investment objectives of our Parent’s pension plan assets are as follows:

•	To achieve a favorable relative return compared to inflation;

•	To achieve an above average total rate of return relative to capital markets;

•	Preservation of capital through a broad diversification among asset classes which react, as nearly as possible, independently to varying economic and market circumstances; and

•	Long-term growth, with a degree of emphasis on stable growth, rather than short-term capital gains.

Our Parent’s pension cost (income) and pension liabilities are determined using various actuarial assumptions, including the discount rate, rate of salary increase, and expected return on plan assets to estimate our pension cost (income) and obligations. The Parent determines the expected return on plan assets based on the pension plans’ intended long-term asset mix. The expected investment return assumption used for the pension plans reflects what the plans can reasonably expect to earn over a long-term period considering plan target allocations. The expected return includes an inflation assumption and adds real returns for the asset mix and a premium for active management, and subtracts expenses. While the assumed expected rate of return on the U.S. pension plan assets in 2013 and 2012 was 8.5%, the actual return experienced in our Parent’s pension plan assets during 2013 and 2012 was 14.6% and 12.8%, respectively. Our Parent consults with the plans’ actuaries to determine a discount rate assumption for pension and other post-retirement and post-employment plans that reflects the characteristics of these plans, including expected cash outflows from the plans, and utilize an analytical tool that incorporates the concept of a hypothetical yield curve.

The rate of compensation increase assumption is not applicable to the pension plans because these plans are frozen.

The pension obligations are funded in accordance with provisions of applicable laws. Contributions to the pension and post-employment plans in 2013 totaled $0.8 million and $0.9 million, respectively, and in 2012 totaled $0.6 million and $1.7 million, respectively. The funding status of the U.S pension plan was overfunded by $18.4 million and underfunded by $19.5 million as of December 31, 2013 and 2012, respectively. The foreign pension plans and health care and other plans continue to maintain an underfunded status as of December 31, 2013 and 2012 and are recorded in pension and post-employment liabilities. As of December 31, 2013, the accumulated benefit obligation for the U.S. pension plan was $159.5 million and the fair value of plan assets was $177.9 million. We expect our Parent’s contribution to the pension and post-employment plans in 2014 to be approximately $1.1 million and $1.3 million, respectively.

As discussed above, in 2013 the U.S. pension plan assets increased to more than the accumulated benefit obligation. As of December 31, 2013 and 2012, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with an accumulated benefit obligation in excess of plan assets were as follows:

	Pension Plans
	2013	2012
In millions
Projected benefit obligation, end of year	$37.6	$223.5
Accumulated benefit obligation, end of year	$25.4	$212.5
Fair value of plan assets, end of year	$3.3	$171.8

We estimate that the future benefits payable for the pension and other post-retirement plans are as follows:

	Pension Plans	Health Care and Other Plans
In millions
2014	$17.4	$1.3
2015	$15.0	$1.3
2016	$14.3	$1.3
2017	$12.9	$1.2
2018	$12.3	$1.2
2019-2023	$58.2	$5.9

Defined Contribution Plans

SunEdison sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code covering all U.S. salaried and hourly employees, and a defined contribution plan in Taiwan covering most salaried and hourly employees of our Taiwan subsidiary. Our allocated costs under this plan included in our combined statements of operations totaled $4.0 million for 2013 and 2012 and $4.5 million for 2011.

Other Employee-Related Liabilities

Employees of our subsidiaries in Italy and Korea are covered by an end of service entitlement that provides payment upon termination of employment. Contributions to these plans are based on statutory requirements and are not actuarially determined. The accrued liability was $22.2 million at December 31, 2013 and $21.6 million at December 31, 2012, and is included in other long-term liabilities and accrued liabilities on our combined balance sheet. The accrued liability is based on the vested benefits to which the employee is entitled assuming employee termination at the measurement date.

10. DERIVATIVES AND HEDGING INSTRUMENTS

SunEdison Semiconductor’s derivatives and hedging activities consist of:

			Assets (Liabilities) Fair Value
In millions	Balance Sheet Location		As of December 31, 2013	As of December 31, 2012
Derivatives not designated as hedging:
Currency forward contracts (1)	Prepaid and other current assets		$—	$0.3
Currency forward contracts (1)	Accrued liabilities		$(3.1)	$(6.4)
(1) Currency forward contracts are recorded on the combined balance sheet at fair value using Level 1 inputs.
		Losses
		Year Ended December 31,
In millions	Statement of Operations Location	2013	2012	2011
Derivatives not designated as hedging:
Currency forward contracts	Other, net	$14.3	$5.2	$0.2

To mitigate financial market risks of fluctuations in foreign currency exchange rates, we utilize currency forward contracts. We do not use derivative financial instruments for speculative or trading purposes. We generally hedge transactional currency risks with currency forward contracts. Gains and losses on these foreign currency exposures are generally offset by corresponding losses and gains on the related hedging instruments, reducing the net exposure to SunEdison Semiconductor. A substantial portion of our revenue and capital spending is transacted in the U.S. dollar. However, we do enter into transactions in other currencies, primarily the Euro, the Japanese Yen and certain other Asian currencies. To protect against reductions in value and volatility of future cash flows caused by changes in foreign exchange rates, we have established transaction-based hedging programs. Our hedging programs reduce, but do not always eliminate, the impact of foreign currency exchange rate movements. At any point in time, we may have outstanding contracts with several major financial institutions for these hedging transactions. Our maximum credit risk loss with these institutions is limited to any gain on our outstanding contracts. As of December 31, 2013 and 2012, these currency forward contracts had net notional amounts of $222.5 million and $169.3 million, respectively, and are accounted for as economic hedges, for which hedge accounting was not applied.

11. COMMITMENTS AND CONTINGENCIES

Operating Leases and Purchase Obligations

We lease buildings, equipment and automobiles under operating leases. Rental expense was $7.2 million, $4.6 million and $2.1 million for the years ended December 31, 2013, 2012 and 2011, respectively. The total future commitments under operating leases as of December 31, 2013 were $24.7 million, of which $23.6 million is noncancellable. Our operating lease obligations as of December 31, 2013 were as follows:

	Payments Due By Period
	Total	2014	2015	2016	2017	2018	Thereafter
In millions
Operating leases	$24.7	$7.1	$6.8	$5.7	$2.0	$1.9	$1.2

Purchase Commitments

As part of our restructuring activities announced in the fourth quarter of 2011, we provided notice to several of our vendors with whom we had long-term supply contracts that we will no longer be fulfilling our purchase obligations under those contracts. In connection with the restructuring, we recorded significant restructuring liabilities associated with the estimated settlements arising from these actions based on management’s best estimates of the ultimate outcome of these contract resolutions at that time. As of December 31, 2013 and 2012, we have recorded total liabilities of $10.5 million and $69.5 million, respectively, associated with the settlements arising from these take-or-pay supply agreements and estimated purchase obligations, all recorded as short-term restructuring liabilities in the combined balance sheet. These amounts include purchase obligations as well as two settlement agreements with Evonik. See Note 3 for additional information regarding the two settlement agreements. The amount of purchase obligations accrued as of December 31, 2013 and 2012 represents our best estimate of the probable amounts to settle all of our obligations based on presently known information, which involve the use of assumptions requiring significant judgment. These estimates include the contractual terms of the agreements, including whether or not there are fixed volumes and/or fixed prices. In addition, under certain contracts, the counterparty may have a contractual obligation to sell the materials to mitigate their losses. We also included in our estimate of losses consideration around whether we believe the obligation will be settled through arbitration, litigation or commercially viable alternative resolutions or settlements. We intend to vigorously defend ourselves against any arbitration or litigation. Due to the inherent uncertainties of arbitration and litigation, we cannot predict the ultimate outcome or resolution of such actions. The actual amounts ultimately settled with these vendors could vary significantly, which could have a material adverse impact on our business, results of operations and financial condition.

Indemnification

We have agreed to indemnify some of our semiconductor customers against claims of infringement of the intellectual property rights of others in our sales contracts with these customers. Historically, we have not paid any claims under these indemnification obligations, and we do not have any pending indemnification claims as of December 31, 2013 and 2012.

Legal Proceedings

We are involved in various legal proceedings, claims, investigations and other legal matters which arise in the ordinary course of business. Although it is not possible to predict the outcome of these matters, we believe that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on our financial position, cash flows or results of operations.

S.O.I.TEC Silicon on Insulator Technologies S.A. v. MEMC, Inc.

On May 19, 2008, S.O.I.TEC Silicon on Insulator Technologies S.A. (“Soitec”) and Commissariat A L’Energie Atomique (“CEA”) filed a complaint against MEMC in the U.S. District Court for the District of Delaware (Civil Action No. 08-292) alleging infringement, including willful infringement, by MEMC of three U.S. patents related to silicon-on-insulator technology, and requested damages and an injunction. Soitec and CEA filed an amended complaint on July 21, 2009, adding a fourth, related patent to the lawsuit. MEMC filed a counterclaim against Soitec for infringement of one of MEMC’s U.S. patents. The court bifurcated the case into two phases, a first liability phase, which, to the extent liability is found, would be followed by a second damages phase. In a memorandum opinion dated October 13, 2010, the court found that all of MEMC’s current products and processes do not infringe any valid claim of the four asserted Soitec patents.

After the court’s October 13, 2010 ruling in favor of MEMC, the only remaining claim that Soitec continued to assert at trial was a single patent claim directed against some mono-implant research and development efforts conducted by MEMC approximately six to eight years ago, none of which have occurred since 2006, and none of which are material or relevant to the current operations at MEMC. The court held a jury trial from October 25, 2010 to November 2, 2010. MEMC continued to assert at trial its counterclaim for infringement of MEMC’s patent. On November 2, 2010, the jury found that certain of Soitec’s wafers infringed the patent asserted by MEMC at trial. The jury also found that one of the Soitec patent claims was valid. This single patent claim covers MEMC’s mono-implant research and development efforts that ended in 2006. On July 13, 2011, the court denied all post trial motions. Soitec subsequently filed an appeal and MEMC filed a cross-appeal. The appeal is now fully briefed in the U.S. Court of Appeals for the Federal Circuit. The appeal was stayed pending en banc review of a jurisdictional question unrelated to the merits of the appeal.

In November 2013, we, Soitec and CEA entered into a settlement agreement to resolve all outstanding claims and disputes relating to this litigation matter. In connection with the settlement agreement, we and Soitec also entered into (i) a patent cross-licensing agreement, pursuant to which certain patents owned by each party relating to SOI technologies will be licensed to the other party for research and development purposes, and (ii) a supply agreement, pursuant to which we will manufacture and sell to Soitec certain silicon wafer products at a discounted price. The settlement included no upfront payment. However, in the event Soitec does not purchase a sufficient amount of wafers under the cross-license to receive the discount, then we may pay Soitec the maximum amount of $0.4 million in any future year.

Semi-Materials Co., Ltd. v. MEMC, Inc. and MEMC Pasadena, Inc.

On September 28, 2006, Semi-Materials Co., Ltd. (“Semi-Materials”) filed a complaint against MEMC in the U.S. District Court for the Eastern District of Missouri (Case No. 4:06-CV-01426-FRB) alleging breach of contract, unjust enrichment, fraud, and conversion, and seeking specific performance, all related to a series of purchase orders for chunk polysilicon and polysilicon solar ingot (the “Ingot Action”). This litigation resulted in a trial which commenced on February 22, 2011. On March 2, 2011, the jury found for MEMC on the fraud and unjust enrichment claims made by Semi-Materials against the Company. The jury found for Semi-Materials on the breach of contract claim, awarding damages to Semi-Materials of $19.0 million. Approximately $5.1 million of this amount related to an amount previously recorded by MEMC. During the first quarter of 2011, we recorded allocated amounts from our Parent of $4.7 million to marketing and administration expenses as a result of the jury verdict pending the appeal.

On March 31, 2008, Semi-Materials and its affiliate SMC Shanghai (“SMC”) filed two additional lawsuits against MEMC, one in the United States District Court for the Southern District of Texas (Case No. 4:08-CV-00991) (the “Texas Action”) and another in the United States District Court for the Eastern District of Missouri (Case No. 4:08-CV-00434-JCH) (the “Missouri Action”). In both cases, Semi-Materials and SMC alleged that: (i) MEMC Pasadena, Inc. (“MEMC Pasadena”) breached an agreement with SMC for SMC to act as MEMC Pasadena’s exclusive sales agent in China; (ii) MEMC Pasadena breached an agreement with Semi-Materials for Semi-

Materials to act as MEMC Pasadena’s exclusive sales agent in Korea; (iii) MEMC tortiously interfered with the purported sales agency agreements among MEMC Pasadena and SMC and Semi-Materials; and (iv) MEMC tortiously interfered with a separate sales agency agreement Semi-Materials claimed existed with an unrelated party. In the Missouri Action, Semi-Materials also claimed that MEMC tortiously interfered with an expectancy for an on-going business relationship Semi-Materials claimed existed with the unrelated party. Upon MEMC’s motions for summary judgment in the Missouri Action, the Court dismissed the claim that MEMC tortiously interfered with the purported sales agency agreements, and the claim that MEMC tortiously interfered with an alleged sales agency agreement between Semi-Materials and the unrelated party. The Court also granted MEMC partial summary judgment as to the scope of the sales transactions on which plaintiffs based their alleged damages for breach of contract. The remaining claims were tried before a jury between January 4 and January 12, 2010. At trial, the jury found in favor of Semi-Materials and SMC on their respective claims for breach of contract against MEMC Pasadena, awarding a verdict of $0.2 million, and found in favor of MEMC on Semi-Materials’ claim for tortious interference with an expectancy of an ongoing business relationship with the unrelated party. Semi-Materials and SMC filed a notice of appeal to the United States Court of Appeals for the Eighth Circuit concerning aspects of the Court’s summary judgment rulings that pertained to the plaintiffs’ alleged damages on their breach of contract claims. MEMC Pasadena filed a notice of cross-appeal concerning the Court’s entry of judgment based upon the jury verdict. The Court of Appeals issued its decision on September 14, 2011 reversing the District Court’s damages-related summary judgment ruling. The Court of Appeals also denied MEMC Pasadena’s cross-appeal and remanded the case to the trial court for further proceedings. No activity was undertaken in the Texas Action, as it had been stayed. On December 6, 2011, the parties entered into a confidential Settlement Agreement and Mutual Release pursuant to which the Ingot Action, Missouri Action and Texas Action, as well as an ancillary garnishment action in Korea, were dismissed with prejudice.

12. INCOME TAXES

As discussed in Note 2 “Summary of Significant Accounting Policies,” we were historically included in SunEdison’s consolidated U.S. federal income tax return; our income taxes are computed and reported herein under the “separate return” method. Use of the separate return method may result in differences when the sum of the amounts allocated to carve-out tax provisions are compared with amounts presented in SunEdison’s consolidated financial statements. In that event, the related deferred tax assets and liabilities could be significantly different from those presented herein. Furthermore, certain tax attributes (i.e., net operating loss carryforwards) that were actually reflected in SunEdison’s consolidated financial statements may or may not exist at the carve-out level.

The net (loss) income before income tax expense (benefit) consists of the following:

	For the year ended December 31,
	2013	2012	2011
In millions
U.S.	$(126.5)	$(117.1)	$(113.1)
Foreign	115.2	243.4	(405.1)

Total	$(11.3)	$126.3	$(518.2)

Income tax expense (benefit) consists of the following:

	Current	Deferred	Total
In millions
Year ended December 31, 2013:
U.S. Federal	$1.6	$15.2	$16.8
U.S. State	1.3	(0.1)	1.2
Foreign	17.8	8.2	26.0

Total	$20.7	$23.3	$44.0

Year ended December 31, 2012:
U.S. Federal	$(1.9)	$—	$(1.9)
Foreign	22.1	(16.6)	5.5

Total	$20.2	$(16.6)	$3.6

Year ended December 31, 2011:
U.S. Federal	$2.9	$—	$2.9
Foreign	12.4	22.1	34.5

Total	$15.3	$22.1	$37.4

Effective Tax Rate

Income tax expense (benefit) for 2013 differed from the amounts computed by applying the Singapore income tax rate of 17% to (loss) income before income taxes and noncontrolling interests as the parent company will be domiciled in Singapore. Income tax expense (benefit) for 2011 and 2012 differed from the amounts computed by applying the statutory U.S. federal income tax rate of 35% to (loss) income before income taxes and noncontrolling interests.

	For the year ended December 31,
	2013	2012	2011
Income tax at statutory rate	(17.0)%	35.0%	(35.0)%
Increase (reduction) in income taxes:
Effect of international operations (1)	377.4	(18.4)	5.5
Foreign incentives	(19.5)	(3.5)	(1.3)
Foreign repatriation	—	—	2.6
Tax authority positions, net	—	(3.1)	—
Valuation allowance	48.2	(6.7)	35.9
Other, net	0.3	(0.4)	(0.5)

Effective tax expense rate	389.4%	2.9%	7.2%

(1)	The Company determines the adjustment for taxes on international operations based on the difference between the statutory tax rate applicable to earnings in each foreign jurisdiction and the enacted rate of 17%, 35% and 35% at December 31, 2013, 2012 and 2011, respectively.

The 2013 net expense is primarily the result of the worldwide operational earnings mix at various rates. The 2012 net expense is primarily the result of the worldwide operational earnings mix at various rates, change in valuation allowances and a net decrease to the reserve for uncertain tax positions. The 2011 net expense is primarily the result of the worldwide operational earnings mix at various rates.

Certain of our subsidiaries have been granted a concessionary tax rate of 0.0% on all qualifying income for a period of up to five to ten years based on investments in certain plant and equipment and other development and expansion activities, resulting in a tax benefit for 2013, 2012 and 2011 of approximately $2.2 million, $4.6 million and $6.6 million, respectively. Under the incentive programs, the income tax rate for qualifying income will be taxed at an incentive tax rate lower than the corporate tax rate. The Company is in compliance with the qualifying conditions of the tax incentives. The last of these incentives will expire between 2017 and 2022.

The U.S. operations are currently under examination by the IRS for the 2011 and 2012 tax years. We do not believe the finalization of these exams would result in any material adjustments to our tax positions. We are also under examination by certain international tax jurisdictions. We believe it is reasonably possible that some portions of these examinations could be completed within the next twelve months and have currently recorded amounts in the financial statements that are reflective of the current status of these examinations.

We will be domiciled in Singapore. We plan foreign remittance amounts based on projected cash flow needs as well as the working capital and long-term investment requirements of our worldwide subsidiaries and operations. Following the completion of this offering, we expect that cash generated from our Singapore operations and borrowings under our new senior secured term loan, together with borrowings under our new senior secured revolving credit facility as needed, will provide sufficient liquidity to fund our Singapore operations. Management has concluded that the undistributed earnings of all subsidiaries are not expected to be remitted to Singapore in the foreseeable future. For the years ended December 31, 2012 and 2011, management reviewed its policy for repatriation of all our subsidiaries in view of the restructuring announcement made in December 2011 and determined that the undistributed earnings of all our foreign subsidiaries were not expected to be remitted to the United States in the foreseeable future.

together with borrowings under our new senior secured revolving credit facility as needed, will provide sufficient liquidity to fund our Singapore operations.

Uncertain Tax Positions

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	For the year ended December 31,
	2013	2012
In millions
Beginning of year	$1.6	$5.2
Additions based on tax positions related to the current year	—	—
Reductions for tax positions of prior years	(0.2)	(3.6)

End of year	$1.4	$1.6

As of December 31, 2013, 2012 and 2011, we had $1.6 million, $1.8 million and $6.1 million, respectively, of unrecognized tax benefits, net of U.S. federal, state and local deductions, associated with open tax years for which we are subject to audit in various U.S. federal, state and foreign jurisdictions. This also includes estimated interest and penalties. The change to the reserve from December 31, 2012 to December 31, 2013 includes a decrease of $0.2 million primarily related to taxable income adjustments attributable to foreign operations. All of our unrecognized tax benefits as of December 31, 2013 and 2012 would favorably affect our effective tax rate if recognized. We are subject to examination in various jurisdictions for the 2006 through 2012 tax years. For the periods ended December 31, 2013, 2012 and 2011, the Company recognized an immaterial amount in interest and penalties and had $0.2 million accrued at December 31, 2013 and 2012, respectively, for the payment of interest and penalties.

Deferred Taxes

The tax effects of the major items recorded as deferred tax assets and liabilities are:

	As of December 31,
	2013	2012
In millions
Deferred tax assets:
Inventories	$5.7	$6.7
Restructuring liabilities	10.3	26.1
Expense accruals	18.8	16.5
Property, plant and equipment	104.2	92.2
Pension, medical and other employee benefits	15.3	23.8
Net operating loss carryforwards	19.7	63.4
Foreign tax credits	73.6	25.6
Other	12.8	23.2

Total deferred tax assets	260.4	277.5
Valuation allowance	(224.8)	(240.9)

Net deferred tax assets	35.6	36.6

Deferred tax liabilities:
Pension	(6.6)	—
Other	(7.5)	(4.0)

Total deferred tax liabilities	(14.1)	(4.0)

Net deferred tax assets	$21.5	$32.6

Our deferred tax assets and liabilities, netted by taxing location, are in the following captions in the combined balance sheet:

	As of December 31,
	2013	2012
In millions
Current deferred tax assets, net (recorded in deferred tax asset and accrued liabilities)	$5.9	$12.4
Non-current deferred tax assets, net (recorded in other assets and other liabilities)	15.6	20.2

Total	$21.5	$32.6

Our net deferred tax assets totaled $21.5 million as of December 31, 2013 compared to $32.6 million as of December 31, 2012. In 2013, the decrease of $11.1 million in net deferred tax assets is primarily attributable to a reduction in deferred tax assets associated with restructuring and net operating losses offset by an increase in foreign tax credit carryforwards. As of December 31, 2013, we have valuation allowances of $224.8 million. We believe that it is more likely than not, with our projections of future taxable income in certain foreign jurisdictions, that we will generate sufficient taxable income to realize the benefits of the net deferred tax assets of $21.5 million.

13. RELATED PARTY TRANSACTIONS

Corporate Allocations

Refer to Note 1 for discussion on corporate expense allocations.

Sales to Affiliates

Sales to affiliates represent polysilicon sales made to subsidiaries of our Parent which are then sold to external parties. These products were sold on a cost plus basis for polysilicon mainly produced at our Merano, Italy polysilicon facility. After shuttering our Merano, Italy polysilicon facility during the fourth quarter of 2011, we significantly reduced our sales to affiliates since subsidiaries of our Parent purchased polysilicon externally or sourced polysilicon through its other subsidiaries. Net sales to affiliates were $9.1 million, $6.8 million and $147.0 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Due to/from Affiliates

We ship intermediate products such as polysilicon, trichlorosilane gas, ingots and scrap wafers and other inventory items to SunEdison’s subsidiaries in the United States, Europe and Asia for use in their operations. Any sales related to these shipments are recognized as an accounts receivable, affiliate in the combined balance sheet and revenue is recognized as net sales to affiliates in the combined statement of operations. Any intracompany sales between our subsidiaries are eliminated. SunEdison performs financing, cash management, treasury and other services for us on a centralized basis and the related amounts due to SunEdison are recorded as an accounts payable, affiliate in the combined balance sheet. As of December 31, 2013 and 2012, we had $14.1 million and $89.1 million, respectively, of receivables due from affiliates, and $106.8 million and $102.0 million, respectively, of payables due to affiliates.

Notes Receivable and Debt—Affiliates

We have various note receivables from certain SunEdison subsidiaries. As of December 31, 2013 and 2012, we had $18.7 million and $158.5 million, respectively, of note receivables due from affiliates. Interest on the affiliate notes are calculated based on fixed rates ranging from 2% to 3%. The notes mature one year or less but are usually renewed and are therefore considered long-term. In 2013, we settled a majority of the note receivables from certain SunEdison subsidiaries by offsetting those amounts against affiliate trade payables we have with certain other SunEdison subsidiaries. In addition, we settled approximately $82.0 million of affiliate note receivables due from a SunEdison subsidiary through a reduction of net Parent investment by reducing our Parent’s investment in us. These settlements of affiliate balances are non-cash transactions which are excluded from the combined statements of cash flows.

We had long-term intercompany borrowings with our Parent of $129.4 million as of December 31, 2012. These borrowings were settled in 2013 by offsetting the long-term loan from a SunEdison subsidiary against the accounts receivable, affiliate balance pertaining to a polysilicon supply agreement settlement we had with a SunEdison subsidiary. As a result, we have no long-term borrowings from our Parent as of December 31, 2013. This settlement of affiliate balance is reflected as a non-cash transaction in the combined statements of cash flows.

Interest income on intercompany notes receivable and interest expense on intercompany borrowings is recorded as interest (income) expense, net—affiliates on the combined statements of operations.

14. GEOGRAPHIC SEGMENTS

We are engaged in one reportable segment that includes the development, production and marketing of semiconductor wafers with a wide variety of features satisfying numerous product specifications to meet our customers’ exacting requirements, which wafers are utilized in the manufacture of semiconductor devices.

Net sales to non-affiliates (see Note 13 for discussion of sales to affiliates):

	For the Year Ended December 31,
	2013	2012	2011
In millions
United States	$130.3	$147.7	$177.9
Foreign	781.2	779.7	873.4

Total	$911.5	$927.4	$1,051.3

Foreign sales to non-affiliates were derived from sales to the following countries:

	For the Year Ended December 31,
	2013	2012	2011
In millions
Taiwan	$219.2	$219.4	$264.1
Korea	217.6	197.3	208.8
Singapore	63.1	56.7	72.4
Germany	62.4	48.6	41.1
China	40.1	46.5	45.9
France	38.2	33.0	38.2
Italy	36.7	42.8	50.5
Japan	25.6	55.7	64.0
Malaysia	14.6	15.7	21.4
Other foreign countries	63.7	64.0	67.0

Total	$781.2	$779.7	$873.4

Net sales are attributed to countries based on the location of the customer.

Our net sales to non-affiliates and affiliates attributable to polysilicon for the years ended December 31, 2013, 2012, and 2011 were 0.4%, 0.2% and 12.4% as a percent of total net sales, respectively. See Note 13 for discussion of sales to affiliates.

Property, plant and equipment, net of accumulated depreciation:

	As of December 31,
	2013	2012
In millions
Taiwan	$208.9	$234.5
Italy	140.9	162.2
Korea	125.8	128.3
Malaysia	98.6	135.6
Japan	87.3	115.4
United States	63.3	13.8
Other foreign countries	0.1	0.1

Total	$724.9	$789.9

Credit Concentration

Our customers include semiconductor device manufacturers and are located in various geographic regions including North America, Europe and the Asia Pacific region. Our customers are generally well capitalized, and the concentration of credit risk is considered minimal. Sales to non-affiliate specific customers exceeding 10% of net sales for the years ended December 31, 2013, 2012 and 2011 were as follows:

	For the Year Ended December 31,
	2013		2012		2011
	Net Sales	Percent	Net Sales	Percent	Net Sales	Percent
In millions, except for percentages
Customer A	$191.2	21.0%	$183.1	19.7%	$182.6	17.4%
Customer B	$144.4	15.8%	$119.2	12.9%	$124.9	11.9%
Customer C	$100.8	11.1%	$102.1	11.0%	$115.0	10.9%

15. SUBSEQUENT EVENTS

For our combined financial statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011, we have evaluated subsequent events through March 20, 2014, the date the combined financial statements were available to be issued.

Samsung Fine Chemicals Co., Ltd. and Samsung Electronics Co., Ltd. have agreed to purchase a certain amount of our ordinary shares in separate private placements at a price per share equal to the public offering price. Our Parent, SunEdison, will be our majority shareholder following the completion of the Offering. Samsung Fine Chemicals Co., Ltd. is a joint venture partner of a subsidiary of SunEdison, in SMP Ltd. (“SMP”). Samsung Electronics Co., Ltd. is one of our customers and our joint venture partner in MEMC Korea Company (“MKC”). These share purchases will close concurrently with this Offering, at which time we will own 100% of MKC.

Additionally, our Parent agreed to acquire the 35% interest in SMP held by Samsung Fine Chemicals Co., Ltd. for a cash purchase price of 140 billion South Korean won, subject to increase based on construction costs, calculated prior to the closing of this Offering, to complete the SMP polysilicon manufacturing facility. Prior to the completion of this Offering, SunEdison will contribute this interest in SMP to us.

Through and including                      (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities may be required to deliver a prospectus.

                Shares

SunEdison Semiconductor Limited

Ordinary Shares

PRELIMINARY PROSPECTUS

Deutsche Bank Securities

Goldman, Sachs & Co.

Wells Fargo Securities

                    , 2014

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

	Amount
SEC registration fee		$34,100
FINRA filing fee		38,000
Stock exchange listing fee		225,000
Legal fees and expenses		*
Accounting fees and expenses		*
Printing expenses		*
Miscellaneous expenses		*

Total	$	*

*    To be completed by amendment.

Item 14.	Indemnification of Directors and Officers

Section 172 of the Singapore Companies Act prohibits a company from indemnifying its officers (including directors acting in an executive capacity) or auditors against liability, which by law would otherwise attach to them for any negligence, default, breach of duty or breach of trust of which they may be guilty relating to us. However, a company is not prohibited from (a) purchasing and maintaining for any such individual insurance against any such liability, or (b) indemnifying such individual against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favor or in which he is acquitted, or in connection with any application under Section 76A(13) or 391 or any other provision of the Singapore Companies Act in which relief is granted to him by the court.

Subject to the Singapore Companies Act and every other Act for the time being in force concerning companies and affecting us, our articles of association provide that each of our directors and officers and those of our subsidiaries and affiliates shall be entitled to be indemnified by us or such subsidiary against any liability incurred by him or her arising out of or in connection with any acts, omissions or conduct, actual or alleged, by such individual acting in his or her capacity as either director, officer, secretary or employee of us or the relevant subsidiary, except to such extent as would not be permitted under applicable Singapore laws or which would otherwise result in such indemnity being void in accordance with the provisions of the Singapore Companies Act.

We may indemnify our directors and officers against costs, charges, fees and other expenses that may be incurred by any of them in defending any proceedings (whether civil or criminal) relating to anything done or omitted or alleged to be done or omitted by such person acting in his or her capacity as a director, officer or employee of our company, in which judgment is given in his or her favor, or in which he or she is acquitted or in which the courts have granted relief pursuant to the provisions of the Singapore Companies Act or other applicable statutes, provided that such indemnity shall not extend to any liability which by law would otherwise attach to him or her in respect of any negligence, default, breach of duty or breach of trust in relation to our company, or which would otherwise result in such indemnity being voided under applicable Singapore laws. No director or officer of our company shall be liable for any acts, omissions, neglects, defaults or other conduct of any other director or officer, and to the extent permitted by Singapore law, our company shall contribute to the amount paid or payable by a director or officer in such proportion as is appropriate to reflect the relative fault of such director or officer, taking into consideration any other relevant equitable considerations, including acts of other directors or officers and our company, and the relative fault of such parties in respect thereof.

In addition, no director, managing director or other officer shall be liable for the acts, receipts, neglects or defaults of any other director or officer, or for joining in any receipt or other act for conformity, or for any loss or expense incurred by us, through the insufficiency or deficiency of title to any property acquired by order of the directors for us or for the insufficiency or deficiency of any security upon which any of our moneys are invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects are deposited, or any other loss, damage or misfortune which happens in the execution of his duties, unless the same happens through his own negligence, default, breach of duty or breach of trust.

We intend to enter into indemnification agreements with each of our directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Singapore law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. These indemnification rights shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our articles of association, agreement, vote of shareholders or disinterested directors or otherwise if he or she is subsequently found to have been negligent or otherwise have breached his or her trust or fiduciary duties or to be in default thereof, or where the Singapore courts have declined to grant relief.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities

We have not sold any securities, registered or otherwise, within the past three years, except for the shares issued upon our formation to our sole shareholder, SunEdison.

Item 16.	Exhibits and Financial Statement Schedules

(a)	The list of exhibits is set forth under “Exhibit Index” at the end of this registration statement and is incorporated herein by reference.

(b)	See the Index to Financial Statements included on page F-1 for a list of the financial statements included in this registration statement. All schedules not identified above have been omitted because they are not required, are inapplicable, or the information is included in the combined financial statements or notes contained in this registration statement.

Certain of the agreements included as exhibits to this prospectus contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and:

•	should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•	have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;

•	may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and

•	were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

The registrant acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(i)            for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(ii)            for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 5 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Peters, State of Missouri, on April 15, 2014.

SUNEDISON SEMICONDUCTOR PTE. LTD.

By: /s/ Shaker Sadasivam
Name: Shaker Sadasivam Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 5 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Shaker Sadasivam Shaker Sadasivam	President, Chief Executive Officer and (principal executive officer)	April 15, 2014

* Brian Wuebbels	Chief Financial Officer of SunEdison, Inc. (principal financial officer and principal accounting officer)	April 15, 2014

*	Director	April 15, 2014
Sally H. Townsley

*	Director and Authorized Representative in the United States	April 15, 2014
Jeffrey L. Hall

*By:	/s/ Shaker Sadasivam
Shaker Sadasivam, as Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Exhibit Description

1.1*	Form of Underwriting Agreement.

3.1*	Form of Memorandum and Articles of Association of SunEdison Semiconductor Limited to be effective prior to the completion of this offering.

4.1#	Specimen Stock Certificate.

5.1#	Form of Opinion of Rajah & Tann LLP.

8.1#	Form of Opinion of Kirkland & Ellis LLP.

8.2#	Form of Opinion of Rajah & Tann LLP.

10.1#	Form of Separation Agreement, by and between SunEdison Semiconductor Limited and SunEdison, Inc.

10.2*	Form of CCZ and Diamond Coated Wire Licensing Agreement, by and between SunEdison Semiconductor Limited and SunEdison, Inc.

10.3†#	Form of Patent and Technology Cross-License Agreement, by and between SunEdison Semiconductor Limited and SunEdison, Inc.

10.4#	Form of Transition Services Agreement, by and between SunEdison Semiconductor Limited and SunEdison, Inc.

10.5#	Form of Tax Matters Agreement, by and between SunEdison Semiconductor Limited and SunEdison, Inc.

10.6#	Form of Registration Rights Agreement, by and between SunEdison Semiconductor Limited and SunEdison, Inc.

10.7	Form of Indemnification Agreement with Directors and Officers.

10.8#	SunEdison Semiconductor Limited 2014 Long-Term Incentive Plan.

10.9#	Form of Technology Joint Development and Rights Agreement, by and between SunEdison Semiconductor Limited and SunEdison, Inc.

10.10#	SunEdison Semiconductor Limited 2014 Non-Employee Director Incentive Plan.

10.11#	Form of Stock Option Agreement pursuant to the SunEdison Semiconductor Limited 2014 Long-Term Incentive Plan.

10.12#	Form of Stock Option Agreement pursuant to the SunEdison Semiconductor Limited 2014 Non-Employee Director Incentive Plan.

10.13#	Form of Restricted Stock Unit Agreement pursuant to the SunEdison Semiconductor Limited 2014 Long-Term Incentive Plan.

10.14*	Form of Employment Agreement, by and between SunEdison Semiconductor, LLC and Shaker Sadasivam.

10.15#	Form of Registration Rights Agreement, by and between SunEdison Semiconductor Limited and Samsung Fine Chemicals Co., Ltd.

10.16#	Form of Registration Rights Agreement, by and between SunEdison Semiconductor Limited and Samsung Electronics Co., Ltd.

10.17#	Share Purchase Agreement, dated March 20, 2014, by and between SunEdison Semiconductor Pte. Ltd. and Samsung Fine Chemicals Co., Ltd.

E-1

Exhibit Number	Exhibit Description

10.18#	Share Purchase Agreement, dated March 20, 2014, by and between SunEdison Semiconductor Pte. Ltd. and Samsung Electronics Co., Ltd.

10.19†#	Wafer Purchase and Sale Agreement, dated March 20, 2014, by and between SunEdison Semiconductor Pte. Ltd. and Samsung Electronics Co., Ltd.

10.20*	Costs Letter Agreement, by and among Samsung Fine Chemicals Co., Ltd., SunEdison, Inc. and SunEdison Semiconductor Pte. Ltd.

10.21#	Joint Venture Agreement, dated February 15, 2011, by and between MEMC Singapore Pte. Ltd. and Samsung Fine Chemicals Ltd., previously filed as exhibit 10.82 to the quarterly report on Form 10-Q filed by SunEdison, Inc. (f/k/a MEMC Electronic Materials, Inc.) on May 5, 2011 (file no: 001-13828) and incorporated herein by reference.

10.22#	Form of Joinder and Amendment Agreement to Joint Venture Agreement, by and among Samsung Fine Chemicals Co., Ltd., SunEdison, Inc. and SunEdison Semiconducter Pte. Ltd.

21.1#	List of subsidiaries.

23.1	Consent of KPMG LLP.

23.2#	Consent of Rajah & Tann LLP (included in Exhibit 5.1 and Exhibit 8.2).

23.3#	Consent of Kirkland & Ellis LLP (included in Exhibit 8.1).

24.1#	Power of Attorney (previously included on the signature page of this Form S-1 filed on September 9, 2013, registration no. 333-191052).

99.1#	Consent of Director Nominees.

*	To be filed by amendment.
†	Certain portions have been omitted pursuant to a confidential treatment request. Omitted information has been provided separately to the SEC.
#	Previously filed.

E-2